2025

Annual Report

The Leading SaaS Platform

for Intelligently Connected Properties

One Intelligent Platform

Security | Access | Video | Energy | Lights | Garage | Water | Wellness



ALARM.COM
Home
The Smith Home
Home
Video
Automation
System
Armed Away at 5:40 pm
by John
System Ok
Scenes
Home
Away
Wake
Video Cameras
Garage
Front Porch
Activity
System
30 min ago
Front Door
30 min ago
Front Door
31 min ago
Garage Door
1 Hour ago
System
ARMED AWAY
12:15
Target
72.0°
Current: 74.0°
SECURITY SYSTEM
System
DISARMED
Silent Arming
No Arming Delay
ARM AWAY
ARM STAY
CANCEL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to

Commission File Number: 001-37461



ALARM.COM HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**26-4247032**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8281 Greensboro Drive Suite 100 Tysons Virginia	**22102**
(Address of principal executive offices)	(Zip Code)

Tel: (877) 389-4033
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value per share	ALRM	The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑   Yes   ☐   No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐   Yes   ☑   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☑   Yes   ☐   No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☑   Yes   ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☑	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐   Yes   ☑   No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2025 was $1.8583 billion, based on a closing price of $56.57 per share of the registrant's common stock as reported on The Nasdaq Global Select Market. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors or 10% beneficial owners are, in fact, affiliates of the registrant.

As of February 12, 2026, there were 49,666,158 outstanding shares of the registrant's common stock, $0.01 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the registrant's proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2026 Annual Meeting of Stockholders, which will be filed subsequent to the date hereof, are incorporated by reference into Part III of this Form 10-K. Such proxy statement will be filed with the Securities and Exchange Commission not later than 120 days following the end of the registrant's fiscal year ended December 31, 2025.

ALARM.COM HOLDINGS, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, or this Annual Report, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that reflect our current expectations regarding future events, our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. The forward-looking statements are contained principally in Part I, Item 1. "Business," Part I, Item 1A. "Risk Factors," and Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," but are also contained elsewhere in this Annual Report. Forward-looking statements include any statement that does not directly relate to a current or historical fact. In some cases, you can identify forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "objective," "ongoing," "plan," "predict," "project," "potential," "should," "will," "would," or the negative or plural of these words or other comparable terminology intended to identify statements about the future. The events described in these forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by the forward-looking statements. Although we believe we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known to us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

- the anticipated impact of the global economic uncertainty and financial market conditions caused by significant worldwide events, including public health crises, and geopolitical upheaval (including the ongoing conflicts in Ukraine, and in the Middle East and surrounding areas), disruptions to global supply chains, fluctuations in interest rates, tariffs, risk of recession and inflation (collectively, the Macroeconomic Conditions) on our business, results of operations and financial condition, including on our hardware sales and our Software-as-a-Service, or SaaS, and license revenue growth rate; our business strategy, plans and objectives for future operations; continued enhancements of our platform and offerings; and our future financial and business performance;
- our ability to continue to increase revenue, maintain existing subscribers and sell new services to new and existing subscribers;
- our ability to add new service provider partners, maintain existing service provider partner relationships and increase the productivity of our service provider partners;
- the potential impact of trade policies and new or increased tariffs on our cost of hardware revenue and hardware revenue margins;
- the effects of increased competition as well as innovations by new and existing competitors in our market;
- our ability to adapt to technological change and effectively enhance, innovate and scale our solution;
- our ability to effectively manage or sustain our growth;
- our expected uses for the proceeds from the offering of our convertible senior notes;
- potential acquisitions and integration of complementary business and technologies;
- our ability to maintain, or strengthen awareness of, our brand;
- perceived or actual security, integrity, reliability, quality or compatibility problems with our solutions, including related to security breaches in our systems, our subscribers' systems, unscheduled downtime, or outages;
- our future revenue, hiring plans, expenses, capital expenditures, capital requirements and stock performance;
- our ability to attract and retain qualified employees and key personnel and further expand our overall headcount;
- our ability to develop relationships with service provider partners in order to expand internationally;
- our ability to stay abreast of new or modified laws and regulations, including executive orders, that currently apply or become applicable to our business both in the United States and internationally;
- our ability to maintain, protect and enhance our intellectual property;
- costs associated with defending intellectual property infringement and other claims; and
- other risks detailed below in Item 1A. "Risk Factors."

You should refer to the "Summary of Risks Affecting Our Business" below and Item 1A. "Risk Factors" section of this Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Annual Report.

Except as otherwise indicated herein or as the context otherwise requires, references in this Annual Report to "Alarm.com," the "company," "we," "us," "our" and similar references refer to Alarm.com Holdings, Inc. and, where appropriate, our consolidated subsidiaries.

Summary of Risks Affecting Our Business

The following summary highlights some of the principal risks you should consider with respect to our business and prospects. This summary is not complete and the risks included in the summary below are not the only risks we face. You should review and consider carefully the risks and uncertainties described in the "Risk Factors" section of this Annual Report on Form 10-K, which includes a more complete discussion of the risks summarized below as well as a discussion of other risks related to our business and an investment in our common stock, as well as our other public filings with the Securities and Exchange Commission, or SEC.

Any of the following risks could have a material adverse effect on our business, financial condition, results of operations and prospects and cause the trading price of our common stock to decline:

- Our quarterly results of operations have fluctuated and are likely to continue to fluctuate and may be negatively affected by the Macroeconomic Conditions.
- Our actual operating results may differ significantly from any guidance provided. If our actual results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially.
- Geopolitical conditions, including trade disputes and new or increased tariffs, may have an adverse impact on our operations and financial results.
- We may not sustain our growth rate and we may not be able to manage any future growth effectively.
- We sell security and life safety solutions and if these solutions fail for any reason, we could be subject to liability and our business, reputation and results of operations could suffer.
- Failure to maintain the security of our information and technology networks, including information relating to our service provider partners, subscribers and employees, could expose us to liability and adversely affect us.
- The markets in which we participate are highly competitive and many companies, including large technology companies, broadband and security service providers and other managed service providers, are actively targeting the home and business automation, security monitoring, video monitoring and energy management markets.
- We rely on our service provider partner network to acquire additional subscribers, and the inability of our service providers to attract additional subscribers or retain their current subscribers could adversely affect our operating results.
- We receive a substantial portion of our revenue from a limited number of service provider partners, and the loss of, or a significant reduction in, orders from one or more of our major service provider partners would result in decreased revenue and profitability.
- We have relatively limited visibility regarding the consumers that ultimately purchase our solutions, and we often rely on information from third-party service providers to help us manage our business. We operate in an evolving connected home market. If the connected property market does not grow as we expect or if a significant number of our target consumers choose to adopt point products that control discrete functions rather than our connected property solutions, we may not be able to achieve sustained growth or our business may decline.
- We benefit from integration of our solutions with third-party platform providers. If developers of third-party platform providers choose not to partner with us, or are acquired by our competitors, our integrated solutions platform, business and results of operations may be harmed.
- Our strategy includes pursuing acquisitions, and our potential inability to successfully consummate acquisitions or integrate newly-acquired technologies, assets or businesses may harm our financial results.
- If we are unable to adapt to technological change, including maintaining compatibility with a wide range of devices, as well as changes in access to wireless networks through which we provide our wireless alarm, notification and intelligent automation services, our ability to remain competitive could be impaired and we may need to incur significant capital expenditures to update our technology.
- We operate in a regulated industry and our business, operations and service provider partners are subject to various foreign, U.S. federal, state and local laws and regulations, including relating to consumer protection, licensing, Internet and data privacy, tax, tariff, sanctions, import/export restrictions or other trade barriers. Failure to comply with applicable executive orders, laws and regulations could harm our business and we may incur significant expenditures related to compliance efforts.
- We are involved from time to time in legal proceedings where a negative outcome could result in a material adverse effect on our business, financial condition, cash flows and results of operations.
- Assertions by third parties that we are infringing their intellectual property subject us to costly and time-consuming litigation or expensive licenses that could harm our business and results of operations.
- We depend on our suppliers. The loss of any key supplier, or their inability to deliver products or components to us on time, with sufficient availability, or at stable prices would materially and adversely affect our business, financial condition, cash flows and results of operations.

PART I.

ITEM 1. BUSINESS

Overview

Alarm.com is the leading platform for intelligently connected properties. Our cloud-based platform offers an expansive suite of Internet of Things, or IoT, solutions addressing global opportunities in the residential, multi-family, small business, enterprise commercial and energy markets. Alarm.com's solution suite includes security, video surveillance and video analytics, energy management, access control, electric utility grid management, active shooter detection, water management, personal safety and data-rich emergency response. During 2025, our platforms processed more than 365 billion data points generated by over 170 million connected devices. We believe this scale of subscribers, connected devices and data operations makes us the leader in the connected property market.

Alarm.com has established a global network of trusted service provider partners who distribute our solutions to their customers. Our service provider partners represent a wide range of independent businesses, and are experts at selling, installing and supporting our technology. They depend on the Alarm.com platform for connected property technology and to operate and manage their businesses efficiently.

Alarm.com primarily generates SaaS and license revenue through our service provider partners, who resell our services and pay us monthly fees. Contracts with our service provider partners typically have an initial term of one year, with subsequent renewal terms of one year. Our service provider partners have indicated that they typically have three to five-year service contracts with residential and commercial property owners who use our solutions. We also generate hardware and other revenue, primarily from our service provider partners and distributors. Our hardware sales include connected devices that enable our services, such as video cameras, video recorders, gunshot detection sensors, gateway modules and smart thermostats. We believe our network of service providers and the length of our service relationships with residential and commercial property owners, combined with our robust SaaS platforms and over 20 years of operating experience, contribute to a compelling business model.

We have experienced significant growth since our company's inception in 2000. We generated total revenue of $1.0112 billion, $939.8 million and $881.7 million in 2025, 2024 and 2023, respectively. Our SaaS and license revenue was $689.4 million, $631.2 million and $569.2 million in 2025, 2024 and 2023, respectively, representing a compound annual growth rate of 10.1%. We also generated net income attributable to common stockholders of $132.6 million, $124.1 million and $81.0 million in 2025, 2024 and 2023, respectively, as well as non-GAAP adjusted EBITDA of $206.0 million, $176.2 million and $154.0 million in 2025, 2024 and 2023, respectively. See the "Non-GAAP Measures" section of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the limitations of non-GAAP adjusted EBITDA and a reconciliation of non-GAAP adjusted EBITDA from net income, the most directly comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP, for the years ended December 31, 2025, 2024 and 2023.

Our Solutions and Integrated Platforms

Our solutions are designed to make both residential and commercial properties safer, smarter and more efficient. Our technology platforms support property owners who subscribe to our services, the hardware partners who manufacture devices that integrate with our platforms and the service provider partners who install and maintain our solutions.

The Alarm.com platform enables our service provider partners to address the needs of a broad range of residential and commercial customers. They can deploy interactive security, video monitoring, property automation, access control, energy management, gunshot detection, water management, vehicle and fleet management, and personal safety solutions as stand-alone offerings or as integrated solutions.

Residential Solutions

Interactive Security

Interactive security is the entry point for most of our smart home and business subscribers. Our dedicated, two-way cellular connection between the property and our platforms is designed to be tamper resistant and to meet the high reliability standards for life safety services. Our platform integrates with monitoring stations used by our service providers to monitor the system 24 hours a day, seven days a week, and coordinate emergency response as needed. Subscribers can seamlessly connect to our services to control and monitor their security systems, as well as to IoT devices including door locks, garage doors, thermostats and video cameras, through our family of mobile apps, websites and engagement platforms like voice control through Siri Shortcuts, Amazon Echo and Google Home, wearable devices like the Apple Watch and TV applications such as Apple TV and Amazon Fire TV.

The capabilities associated with this solution include:

◦ *Real-Time Alerts and Always-On Monitoring.* Whether the security system is armed or disarmed, the Alarm.com platform continuously monitors sensors in the property and can keep subscribers aware of system events in all kinds of situations. Notifications and reminders for any type of system event are delivered through push notifications, email or text message based on the subscriber's preference. Our proprietary algorithms help safeguard connected properties by continuously monitoring devices and sensors and learning the unique activity patterns in a property. When unexpected activity is detected, the subscriber can choose to be automatically notified.

◦ *Alarm Transmission.* We transmit alarm signals from monitored properties through our cloud platforms to approximately 1,000 third-party central monitoring stations staffed 24 hours a day, seven days a week with live operators ready to initiate emergency response.

◦ *Smart Signal.* With a single button push in the Alarm.com mobile app, subscribers can quickly verify an alarm to help expedite emergency response or easily cancel a false alarm. By communicating critical information directly to the monitoring station, Smart Signal can help enhance the overall value of the professional monitoring services associated with Alarm.com systems and reduce false alarm dispatches. In addition, home or business owners who need emergency assistance at their property can send a one-touch panic signal directly from their mobile app to their monitoring station. We have integrated the Smart Signal functionality into the Remote Video Monitoring, or RVM, platform to allow remote video monitoring subscribers to transmit critical information to their monitoring station in real time, enabling rapid incident verification or swift cancellation of false alarms.

◦ *Smart Arming*. Smart arming provides intelligent, automatic system arming and disarming that dynamically adjusts based on activity in the home. Subscribers select periods when they want their system to monitor activity in their property and then either automatically arm or disarm the system. Intelligently automating the security system enhances property security and drives subscriber engagement with our smart home systems.

◦ *Personal Safety and Awareness.* Our suite of mobile-first products and capabilities expands the applications of our security solutions. The offering includes Alarm.com's Safety Button that allows subscribers and family members to connect to police, fire or emergency medical help with the press of a button in the Alarm.com app.

Video Monitoring and Video Analytics

Our video monitoring solution can provide a direct live-view into a property, identify and capture footage of critical events and provide visual peace of mind. We offer indoor and outdoor video cameras for residential and commercial properties at varying price points so our service providers can engage a range of consumers with our services. We also provide doorbell video camera solutions that support two-way audio with guests at the door, as well as video management software and cameras for enterprise commercial applications through our OpenEye business.

The capabilities associated with our video monitoring solution include:

◦ *Video Analytics.* Alarm.com's artificial intelligence, or AI, driven video analytics engine provides object classification and object tracking capabilities that can distinguish between people, vehicles and animals, detect package deliveries, determine an object's direction of movement, measure the duration of activity, and identify familiar vehicles and people. Subscribers can selectively control and manage notifications and assign virtual zones and multi-directional "tripwires" so they can monitor their home or business for highly specific activity. Our video analytics offering includes capabilities such as Perimeter Guard®, which can proactively identify and engage potential intruders before they can threaten physical property, and Familiar Vehicle and Face Analytics, which enables subscribers to customize their system by tagging specific vehicles or people as "familiar" and enabling their video system to send alerts when a familiar or an unfamiliar object is identified.

◦ *Remote Video Monitoring, or RVM.* The RVM proactive service enables central station operators to cost-effectively monitor live video feeds, help deter crime before it occurs and initiate an emergency response when the situation calls for escalation. AI-powered video analytics can immediately detect and alert central stations when a person or vehicle enters a restricted area. Monitoring station operators can assess the situation and intervene through system hardware onsite, including by talking down through our video cameras. Our RVM solution is embedded into monitoring station workflows and offers compatibility with many different video camera brands and other security products. Through our 2025 acquisition of CHeKT, Inc., or CHeKT, we enhanced our RVM offering and opportunity in the commercial and residential markets.

◦ *AI Deterrence.* Our AI Deterrence, or AID, is a premium capability that works with select outdoor video cameras and doorbells and adds a cost-effective advanced layer of proactive security. AID can automatically engage potential intruders with a neural synthesized voice, identifying their clothing, surroundings and location. Subscribers can change the AI-generated voice with different tones, genders and custom messaging to deliver a more effective, situation-specific response. AID can be used as a standalone service or alongside Alarm.com's RVM solution to further protect homes and businesses.

◦ *Video Doorbell.* Alarm.com offers a full line of video doorbell options with a diversity of price points. From a single screen on the Alarm.com mobile app, subscribers can see and speak with visitors and control their door locks. The Alarm.com 750 video doorbell is a battery-free video doorbell that has a wide operating temperature range and includes Alarm.com's video analytics software package and delivers advanced performance specifications, including an expansive field of view and two-megapixel resolution. The Alarm.com 775 4MP video doorbell features expand video analytics capabilities and can quickly and accurately detect package deliveries, visitors, vehicles and animals while reducing unwanted alerts. Alarm.com's battery-powered 780B video doorbell gives service providers a more flexible installation option for challenging installations, particularly in international markets where regional wiring standards do not always support wired video doorbells.

◦ *Intelligent Integration.* Alarm.com's video surveillance solution works intelligently with other devices and sensors in the property. Subscribers can create rules to capture video clips of important events to enhance security and privacy and can also integrate with other supported automation devices.

◦ *Cell Connector.* Our Cell Connector for Video expands video surveillance by enabling dependable connectivity in locations where traditional network access is unavailable, limited, or cost prohibitive. The Cell Connector streamlines deployment by eliminating the need for separate third-party cellular service plans and routers. This solution allows Alarm.com service providers to extend their service reach and provide reliable security coverage in even the most challenging settings.

◦ *Video Monitoring.* Subscribers can securely access live video feeds through the web and mobile apps at any time. Video clips are uploaded to our cloud-based storage system for secure storage and remote viewing and can be automatically sent via push notifications, email or text message as soon as they are recorded.

Intelligent Automation and Energy Management

Our solution provides enhanced monitoring and control for a large ecosystem of connected devices, including thermostats, lights, locks, power monitors, shades and other devices. Increasing awareness of energy usage and providing intelligent control over connected devices enables subscribers to create personalized automation rules and schedules. We believe our solutions can reduce energy waste as well as increase comfort and convenience for our subscribers. The capabilities associated with this solution include:

◦ *Scenes.* A customizable scenes button in the Alarm.com app can adjust multiple devices in the property with a single command. For example, a homeowner leaving the house can arm the security system, lock the front door, close the garage door and adjust the thermostat with a single command.

◦ *Video Analytics Triggers.* A robust set of automation rules allows our subscribers to customize automations to respond when certain activity is detected by their video monitoring solution. For example, subscribers can create a rule that if a person is detected in their backyard at night, certain lights should turn on.

◦ *Smart Thermostat Schedules.* Advanced algorithms can learn the unique activity patterns in a property by analyzing sensor and device data. Our solution can then recommend thermostat schedules that have the potential to increase energy efficiency when the property is not likely to be occupied.

- ◦ *Responsive Savings.* Smart thermostats connected to our platforms can automatically respond to sensors and other devices in the property to conserve energy. For example, when the security system is armed away, an arming state used when the property is not occupied, the thermostat can automatically adjust to save energy. Additionally, if a window is open for a period of time, the smart thermostat can adjust to an efficiency setting and alert the property owners.

- ◦ *Precision Comfort.* Remote temperature sensors enable a subscriber to manage comfort in a specific area within their property. For example, a homeowner can set a desired temperature for a child's nursery to improve the child's comfort. Subscribers can easily customize detailed schedules and rules to have the right temperature in the right location at the right time.

- ◦ *HVAC Monitoring Service.* Our Heating, Ventilation and Air Conditioning, or HVAC, monitoring service works with select high-efficiency heating and cooling systems and allows HVAC contractors to remotely monitor and manage sophisticated residential and light commercial heating and cooling systems.

- ◦ *Places Feature.* The Places feature uses a phone's geo-location to determine when to notify a subscriber of specific system conditions, or to automatically adjust system settings. Subscribers who enable the Places feature can be notified if they leave home and forgot to lock a door, close the garage door, arm their security system or close a window. Additionally, smart thermostats and lights can be automatically adjusted based on the subscriber's location. Subscribers can create multiple geo-fences and customize the opt-in feature to meet their specific needs.

- ◦ *Whole Home Water Safety Solution.* Our comprehensive whole-home water safety solution helps subscribers proactively protect their property from a full range of water-related damage. Integrated with Smart Thermostats and water management and control devices, our software can intelligently manage humidity levels, detect leaks, shut off water to prevent flooding, and alert the subscriber about conditions that can lead to burst pipes and if a sump pump fails.

- ◦ *Energy Usage and Solar Monitoring Solution.* Real-time and historical energy usage and solar energy production data for the entire property and individual devices can give subscribers greater insight into the property's energy profile and encourage more efficient use of energy-consuming devices. With the Alarm.com mobile app, our subscribers can easily leverage intelligent automation to help lower power bills, reduce their environmental footprint and adjust energy usage when solar production is low.

Demand Response and Virtual Power Plant Programs

Our EnergyHub subsidiary provides clean energy software and services that help utilities significantly reduce costs and address grid challenges associated with the transition to renewable energy and the electrification of transportation. Its SaaS platform enables the enrollment and aggregation of multiple classes of distributed energy resources, or DERs, including smart thermostats, residential batteries, electric vehicles and charging equipment, and other connected devices and appliances. By managing DERs at scale, EnergyHub creates virtual power plants, or VPPs, that serve as enterprise-grade flexible grid resources. Utilities use these VPPs to reduce or shift electricity consumption during peak demand periods or when intermittent renewable generation is limited.

Commercial Solutions

In addition to our residential solutions, we offer a full range of commercial security services that uniquely address the requirements of small, medium and enterprise scale businesses.

Alarm.com for Business, our security solution for small and medium businesses that range from single-site to multi-location businesses, combines intelligent intrusion detection, video surveillance, access control and energy management into a single solution through Alarm.com's app and online interfaces. Our solution streamlines business operations, enhances property security and awareness, saves energy and provides insights into employee and customer activity. Additionally, business insights reporting provides actionable intelligence, including open and close trends by location, peak periods of activity and customer traffic and energy savings opportunities. Key benefits of the commercial offering include:

- ◦ *Commercial Grade Video Solutions.* Connected commercial cameras deeply integrate with the security and access control systems, enabling them to capture video clips of important activity such as personnel entering and exiting a property or secure area or disarming the security system. Video clips are uploaded to our cloud-based platform for secure storage and remote viewing through the web or our mobile app. Subscribers can receive real-time alerts and video clips if the alarm goes off, a door is unlocked, or unexpected activity occurs outside of normal business hours. Our commercial video solution operates with a diverse array of third-party commercial video cameras. Supporting third-party cameras facilitates adoption of our commercial video solution by reducing the barriers to entry for small and mediumsized businesses that want to benefit from our intelligently integrated solutions without the cost of replacing existing installed cameras.

- ◦ *Commercial Video Analytics.* Business Activity Analytics can help improve and optimize business operations. Commercial subscribers can intelligently monitor customer and employee activity, including occupancy tracking, people counting, queue monitoring, crowd gathering and heat mapping. Using the dashboard on the Alarm.com mobile app that leverages AI-driven insights provided by Business Activity Analytics, commercial subscribers can compare current activity in their business with historical trends. Real-time notifications and activity reporting can help streamline customer flows, reduce wait times, measure the effectiveness of marketing campaigns and enforce occupancy limits. Perimeter Guard enhances our Business Activity Analytics solution with a layer of proactive deterrence against would-be intruders. Perimeter Guard can identify a person and automatically respond with audible alerts and flashing LED lights that inform the person that they are being monitored.

- ◦ *Smarter Access Control.* Our Smarter Access Control solution streamlines access management and helps solve many of the challenges faced by small business owners with an array of always-on operational tools that can improve property control, security and awareness. From a single web view, subscribers can add and delete users, manage access points and user permissions and define schedules across multiple locations and security partitions. Leveraging advanced algorithms, our Smarter Access Control solution intelligently learns the activity patterns of users and access points for single or multiple property installations, detects unexpected events and alerts the subscriber of the irregular activity.

- ◦ *Enterprise Dashboard and Multi-site Management.* Commercial subscribers can easily view and manage multiple business locations from a unified enterprise dashboard optimized for the web or mobile app. They can quickly access and customize video feeds to monitor multiple properties, view information from access control and security systems, and monitor property temperature, smart thermostat set points and the temperature of refrigeration units. Sophisticated rules, user permissions and schedules streamline access management across multiple locations and security partitions.

- ◦ *Connected Fleet Solution.* Our cloud-based vehicle management solution offers professional-grade fleet management capabilities and deep integration with the Alarm.com for Business platform. Connected Fleet leverages Alarm.com's enterprise reporting engine to provide business management and operational insights through automated reporting and alerts. With our Enterprise Dashboard capability, Connected Fleet also enables businesses to seamlessly monitor and manage vehicle fleets dispersed across thousands of locations.

- ◦ *Energy Savings.* Our smarter thermostats can help subscribers reduce energy costs automatically, even if someone forgets to adjust the temperature when they are closing up at the end of the day, and generate a return on investment.

- ◦ *Proactive Protection for Valuables and Inventory.* Unexpected activity alerts provide business owners and managers with the early identification of activity such as unexpected entry after hours, or doors propped open that could cause energy waste or safety concerns, and help business owners quickly respond to problematic situations. Notifications keep business owners in the know about individuals entering or exiting the back office, the supply room, or any other specific rooms or doors. Alarm.com provides a time stamped log of which users armed or disarmed the system or entered the property using their keycard.

- ◦ *Temperature Monitoring.* Our temperature monitoring solution provides monitoring 24 hours a day, seven days a week, real-time alerts and historical temperature reporting to support the temperature control needs of restaurants, grocery stores, pharmacies and other single-system and multi-location commercial customers. Business owners receive alerts for out-of-range temperatures so they can quickly prevent unsafe conditions, reduce spoilage and repair malfunctioning equipment.

- ◦ *Daily Safeguards.* Smarter business security intelligently keeps business locations secure while minimizing false alarms. Subscribers can specify a time for the security system to automatically adjust to an armed state each day. The system will arm itself only after a certain period of inactivity in the property.

- ◦ *Professionally Supported and Low Cost of Ownership.* Unlike traditional commercial security services, Alarm.com's connected solutions are cloud-based and do not require additional IT resources. Smarter business security powered by Alarm.com is supported by our authorized service provider partners from start to finish, with installation, configuration and technical support included.

Our OpenEye subsidiary offers enterprise commercial video management solutions that complement the Alarm.com for Business platform. OpenEye expands our market opportunity to address the unique requirements of large, enterprise commercial and national account customers such as universities, banks, national retail chains and property management companies. OpenEye software offers Video Surveillance as a Service, or VSaaS, as well as cameras, recorders and other peripherals designed for video applications, and supports enterprise-level requirements such as advanced forensic video search, point-of-sale system integration and customer site mapping, as well as large-scale camera deployments. Key benefits of the OpenEye solution include:

- *Intelligent Cloud Architecture.* OpenEye's hybrid architecture intelligently combines local recording with managed cloud services. It provides long-term storage of high-resolution video, low bandwidth consumption and a full suite of centralized management capabilities that include remote viewing, administration and health reporting for deployments that can include thousands of video cameras.

- *Video Analytics Platform*. OpenEye's video analytics platform is optimized to support the requirements of its large-scale enterprise commercial customers. It can identify people and reduce false motion events caused by background movement and other image noise to provide highly accurate activity detection. AI-powered search tools enhance video investigations by quickly locating important footage across multiple cameras and locations. The system can search for individuals or vehicles using specific visual attributes such as clothing color, vehicle type and color, or by selecting a target object in a video scene to find similar matches based on appearance.

- *Active Deterrence*. The suite of intelligent video monitoring tools includes Active Deterrent, which uses camera-based LED lights to draw attention to suspicious behavior in response to customized analytics events.

- *Multi-Site Management.* OpenEye streamlines surveillance system management across multiple sites, and offers synchronized alert notifications, arming status, and uses scheduling logic to automatically control system states across multiple locations.

- *Large-Scale Video Deployments.* Centrally managed recorder firmware, system diagnostics and configuration capabilities allow enterprise commercial customers to actively manage large-scale camera deployments. OpenEye's user interface is optimized for guard or command stations and other settings where video from multiple cameras is viewed and searched simultaneously on secure workstations or video walls.

- *Enterprise-Level Capabilities.* Capabilities such as advanced forensic video search, point-of-sale system integration and customer site mapping address the specific needs of enterprise-level subscribers and allow loss prevention officers, business analysts and other IT resources to employ video as a key operational and management tool.

- *Ecosystem Integration.* OpenEye's software integrates with a wide variety of third-party devices and systems to enable unique solutions. For example, environmental sensors can trigger OpenEye alerts and video recording, including vaping alerts for school settings. Additionally, OpenEye's Sales Connect solution combines point-of-sale system data with video so subscribers can create custom alerts and conduct forensic searches on detailed transaction data to deliver a more robust solution for significant verticals such as retail, grocery and quick-serve restaurants.

- *CloudConnect.* The two-way integration between the OpenEye Cloud Video Platform and the Alarm.com for Business platform associates event data from intrusion sensors and access control readers with OpenEye's VSaaS offering. Based on criteria such as system arming status or badge scans by specific users, subscribers can customize event-based rules to record video clips, tag videos and generate alerts, or they can directly navigate to video recordings associated with a particular event. The integration further unifies intrusion, access control and video solutions to offer a more intelligent and convenient way to manage and secure commercial properties.

- *Cloud Cameras.* OpenEye's all-in-one video camera solution offers a cloud-based architecture, self-contained storage and onboard AI processing to flexibly address the diverse requirements of commercial customers. Offered as a subscription-based solution, OpenEye's cloud cameras leverage the suite of video management, analytics, alerting and reporting tools offered by the OpenEye platform.

Shooter Detection Systems, or SDS, expands the platform capabilities we provide to the commercial security market. Our multi-sensor solution provides highly accurate gunshot detection to help alert employees, the public and emergency services about active shooter threats. The solution uses a dual-mode detection technology that combines acoustic sensors with specialized infrared flash detectors, in tandem with proprietary gunshot detection software algorithms to maximize detection without driving false positives. Through an integration with Alarm.com's Noonlight subsidiary, SDS provides an advanced emergency response solution that enhances situational awareness for first responders during active shooter incidents. The solution enables the 911 operators, responding officers, onsite security and building managers to communicate and share information in real-time and view critical contextual data. SDS gunshot detection integrates with third-party providers of access control, video surveillance, mass notification, onsite alarm and other systems. The SDS sensor also integrates with the Alarm.com platform, enabling Alarm.com's service provider partners to bring SDS technology to market at a more accessible price point and as part of a full range of SaaS solutions for commercial properties.

Service Provider Solutions

We also offer a comprehensive suite of enterprise-grade business management solutions for our service provider partners. We are committed to helping our service provider partners grow their businesses, efficiently manage their customer bases and maximize the value of their Alarm.com accounts. We believe these services strengthen our partnerships with service providers and make them more productive as they build their businesses on our platforms. Capabilities associated with these solutions include:

- *Service Provider Portal.* Our permission-based online portal provides our service provider partners with capabilities to activate and manage their Alarm.com customer accounts, order equipment, access invoices and billing, and remotely program customer systems. They can also obtain sales and marketing services and content, and engage in our robust training program.

- *Service Dashboard.* The Partner Services Platform provides a unified interface that displays key operational and customer experience indicators, including technician performance, system reliability and customer engagement metrics. Service managers can identify opportunities for implementing efficiencies that they can then operationalize through the suite of Alarm.com's service provider solutions.

- *Installation and Support.* The ease of installation and cost of supporting connected property solutions are critical considerations for our service provider partners and the performance of their businesses. The Alarm.com platform supports the end-to-end process for deploying and managing our solutions with tools that make installation and support more efficient and accurate.

  - **MobileTech Application and Remote Toolkit.** Our installation and troubleshooting mobile app, designed for service provider technicians, facilitates the successful installation, programming and support of equipment while either on-site at subscribers' properties or while working remotely. Service provider technicians and customer service personnel can access a collection of remote system management tools and panel settings through the Remote Toolkit using the MobileTech application and our service provider portal, including service appointment reminders, device notes, quick links and MobileTech Podcasts. These features help to increase accuracy of installations, decrease time spent on-site and reduce support calls and return visits, which saves subscribers and service providers money while increasing subscriber satisfaction.

    - **On-Site Wrap Up.** The On-Site Wrap Up feature within the MobileTech application helps technicians keep track of and record the tasks they are required to complete during a service call to a customer property. Service providers can establish standard actions for technicians and monitor implementation. On-Site Wrap Up helps Alarm.com's service provider partners ensure that their field technicians deliver consistent, high-quality installations that reduce support costs and customer attrition.

    - **On My Way.** The On My Way feature within the MobileTech application modernizes the management of service appointments and customer expectations. It uses technicians' mobile devices to provide useful navigation to service and installation appointments, sends more accurate arrival time email notifications to customers and helps service providers gauge the efficiency of their workforce.

    - **Device Sync.** Our integrations with monitoring stations allow operators to proactively address trouble conditions associated with a subscriber's video cameras and connected devices. Participating monitoring stations can receive alerts when a device malfunctions or its batteries are low, and operators can then communicate to subscribers to remotely address the issue or schedule a service appointment with a technician, if needed.

  - **Gopher Info.** Our AI-powered Gopher Info chatbot assistant enables our service providers' technicians and support personnel to use natural language queries to find support information about our products and services. In response to a question, Gopher Info contextualizes, processes and summarizes information from Alarm.com's extensive database of support content, including installation guides, product summaries, specification sheets, troubleshooting best practices and training materials. This resource is accessible through the Alarm.com service provider portal and the MobileTech application.

  - **Video Health Reports:** Video Health Reports give Alarm.com's service provider partners and their commercial video customers a monthly snapshot of the condition of video cameras and stream video recorders. System summaries and device-by-device information provide awareness of potential issues to ensure continuous, uninterrupted video coverage, reduce maintenance and support calls, and eliminate the need for manual checks by the customer.

- • **Wi-Fi Network Reliability and Awareness.** Our technology enables service provider partners to create a private and secure Wi-Fi network dedicated to supporting a subscriber's Alarm.com video cameras. It is designed to streamline camera installation and reduce common support issues caused by subscribers' unmanaged Wi-Fi networks. Alarm.com's service provider partners can also more efficiently deploy video cameras and services with better connectivity and leverage wireless spectrum maximized for performance.

- ◦ *AI-powered Enhancements to Professional Monitoring and False Alarm Reduction.* We apply our advanced, AI architecture to provide our third-party monitoring station partners with powerful insights. We designed these capabilities to streamline their operations, empower them to provide critical information to public safety dispatchers and first responders, enhance the value of the monitoring services they provide to subscribers and reduce false alarm dispatches.

  - • **Ambient Insights for Alarm Response.** Ambient Insights for Alarm Response provides third-party monitoring stations with a real-time determination as to the likelihood that the property owner will cancel an alarm. Monitoring operators can access contextual information and intelligent insights about alarm-related events so they can quickly assess the situation and make more informed decisions about the appropriate level of response. The capabilities leverage activity data associated with the alarm event, such as incorrect panel code entries, unlocked doors and video of any person detected at the property. The alarm assessments are designed to help operators prioritize multiple alarm events. Monitoring stations can rapidly dispatch emergency services to the highest priority alarms, while also reducing the likelihood of false alarm dispatches.

  - • **Visual Verification.** Our Visual Verification solution empowers monitoring station operators to make more informed decisions and expedite emergency response when intrusion alarms occur. With our Visual Verification interface, operators have contextual indicators, live video feeds and video analytics tools to help identify if there is a person or a perceived threat at a given location. By leveraging multiple data sources to understand the activity surrounding an alarm event, the solution creates a Person On-Site Likelihood Indicator so that the operator may relay this critical information to first responders dispatched to the location.

- ◦ *Business Management.* Our services deeply integrate with our service provider partners' offerings and provide increased business insight into their customer base and key business health metrics.

  - • **Web Services.** Our web services allow our service provider partners to integrate their existing customer management software and tools with our platforms. This creates a unified interface for our service provider partners to seamlessly perform functions like creating a new customer account or upgrading a service plan.

  - • **Business Intelligence.** Our powerful business intelligence tools provide service providers with crucial insights into the performance of their Alarm.com subscriber account base. Business Intelligence provides key operational metrics related to account plan adoption, attrition and service quality to help service provider partners grow their business and improve customer retention.

- ◦ *Sales, Marketing & Training.* Our comprehensive customer lifecycle sales and marketing services are available to help our service provider partners effectively market and sell our solutions.

  - • **Marketing Portal.** We provide a broad suite of marketing and sales tools and resources for our service provider partners, including our MobileSales app, co-brandable landing pages, mobile optimized websites with integrated lead capture, social media, videos, images, collateral, direct mail and event materials.

  - • **Alarm.com Academy.** We offer comprehensive in-person training programs to our service provider partners. Additionally, we offer online courses through a learning management system, enabling our service provider partners to access training on the full suite of Alarm.com solutions anytime.

  - • **System Upgrades.** Our Customer Connections solution is designed to maximize the value of existing accounts by offering targeted in-app and e-mail-based upgrade offers to existing subscribers. These campaigns are designed to increase engagement, drive upsell opportunities and enable referrals for our service provider partners.

- ◦ *Home Builder Program.* Our home builder program includes hardware and service plans designed to facilitate partnerships between home builders and our service provider partners. Home builders can rapidly deploy a full-range of our smart home solutions in new communities and model homes, while minimizing risks and costs by depending on our nationwide network of service provider partners for hardware installation and ongoing support.

Benefits of Our Solutions

The intersection of significant technology trends, like the broad adoption of mobile devices, the expansion of IoT, AI and the extensibility of the cloud, makes the connected property possible. Security systems, thermostats, door locks, video cameras, lights, garage doors and other devices that were once inert can now be intelligent and connected. Our connected property software platform provides a wealth of benefits to our subscribers and our service provider partners.

Benefits to Subscribers:

◦ **Single Connected Platform.** Our cloud-based platforms provide subscribers with a single point of integrated control across a diverse ecosystem of IoT devices. Solutions are easily personalized to suit the individual subscriber's needs.

◦ **Reliable Network Communications.** Our platforms utilize a highly secure, highly reliable, dedicated cellular connection which mitigates common vulnerabilities of security systems that are connected via a wired network, such as cut lines or broadband connectivity issues.

◦ **Intelligent and Actionable.** Our platforms aggregate real-time, multi-point data about property activity and system status. We have developed a highly scalable data analytics and AI engine to deliver unique features and capabilities based on insights derived from this growing dataset. For example, learning detailed activity patterns in a property enables our platforms to proactively alert the subscriber about unexpected events or identify familiar vehicles and people. Our AI architecture continues to learn from the large-scale repository of data generated from deployed connected property systems, enabling it to adapt to become more personalized over time.

◦ **Broad Device Compatibility.** Our platforms support a wide variety of connected devices and communications protocols, allowing seamless integration and automation of many devices, as well as the addition of new devices in the future.

◦ **Accessible and Affordable.** Our platforms offer an affordable alternative to expensive automation systems, legacy residential and commercial control products and disparate point product solutions.

◦ **Trusted Provider**. We have established a reputation and brand as a trusted and reliable technology provider. We respect the privacy of our subscribers and do not sell their data. Our reputation is strengthened through our network of service provider partners, who have significant expertise in the delivery of our SaaS platforms and suite of solutions.

Benefits to Service Provider Partners:

◦ **Unified Platform:** The Alarm.com platform is designed to provide a robust, enterprise-grade backend solution that enables service providers to access a large ecosystem of IoT devices from multiple manufacturers and efficiently manage large-scale deployments of connected devices across their residential and commercial account base.

◦ **New Revenue Generation Opportunities.** Our solutions help broaden our service provider partners' offerings beyond traditional security to also include comprehensive smart residential and commercial solutions like video monitoring and video analytics, intelligent automation and energy management. They can access new market opportunities and drive incremental recurring monthly revenue by expanding their offerings with our solutions. We offer training, tools and other resources to help our service provider partners fully leverage the breadth and depth of our platforms.

◦ **Expanded Set of Value-Added Services.** We provide value-added services to our service provider partners, including training, marketing, installation and support tools and business intelligence analytics. This support helps our service provider partners more efficiently acquire, install and support their customers on our platforms.

◦ **Improved Service Provider Economics.** Our cloud-based platforms can help reduce our service provider partners' service delivery and support costs. Remote Toolkit enables our service provider partners to remotely configure, support and upgrade their customers' hardware or software, eliminating the cost of an in-person service call for many routine support issues. In addition, we believe our service provider partners can generate more revenue from each subscriber by providing services beyond traditional security.

◦ **Broad Device Interoperability.** We have an open platform that allows service provider partners to respond to market innovation and consumer demands for connected devices. Device hardware is deeply integrated into our software platforms to provide a more cohesive experience than stand-alone products deliver. Our platforms also support various broadly adopted communications protocols commonly used in many automation devices, including Z-Wave, Wi-Fi and cellular. Our open platforms and interoperability give our service provider partners a wide selection of devices to suit their customers' needs now and in the future.

◦ **Dedicated Service Provider Support.** We operate support centers that focus on providing timely support to our service providers and their technicians. We are focused on ensuring our service providers receive fast and reliable service to address the broad needs of subscribers across a wide range of devices and solutions.

Competitive Advantages

We believe the benefits we can deliver to our subscribers and our service provider partners create a significant competitive advantage in the connected property market.

◦ **Market Leader.** Alarm.com is a pioneer in the intelligently connected property market. In 2025, our platforms processed more than 365 billion data points generated by over 170 million connected devices. We believe the combination of the size of our subscriber base, service provider partner network and the volume of data generated by the integrated devices on our platforms creates a competitive advantage for us.

◦ **Security Grade, Cloud-Based Architecture.** We built our platforms with a cloud-based, multi-tenant architecture that allows for real-time updates and upgrades. Our platforms were purpose-built from the ground up with life safety standards at the core.

◦ **Highly Scalable Data Analytics Engine.** As noted above, we processed more than 365 billion data points in 2025. As consumer preferences shift towards more proactive, intelligence-based features, we believe our investments in proprietary analytics, machine learning and AI give us a competitive advantage.

◦ **Trusted Brand.** We believe our leading position in our space is an indicator that we have developed a trusted brand with service providers and consumers for innovative and reliable technology and service. Our iOS and Android mobile apps have each been downloaded millions of times and both apps consistently have impressive user ratings.

◦ **Commitment to Innovation.** We continue to make significant investments in innovative research and development. Our investment resulted in hundreds of issued patents as of December 31, 2025 and numerous patent applications pending which we believe can help ensure our technology remains competitively differentiated and legally protected.

Growth Strategy

We intend to maintain our leadership position and expand into new market opportunities by continuing to develop and deploy innovative technologies and expanding our ecosystem of partners. Our key growth strategies include:

◦ **Drive SaaS and license revenue growth by expanding the solutions our service providers deploy.** We will continue to focus on helping our service provider partners succeed in driving the adoption of our full suite of residential and commercial services. We provide sales and marketing resources to help our service provider partners become more effective in selling our expanding range of solutions and we will continue to make significant investments to support our service provider partner network.

◦ **Upgrade traditional security customers to our solutions.** We believe there is a significant opportunity for our service provider partners to expand adoption of our connected solutions within their customer base. We intend to leverage our status as a trusted provider to drive consumer interest in our offerings and enable our service provider partners to upgrade their legacy security customers to our connected property solutions.

◦ **Continue to invest in our platforms.** As a pioneer in connected home and business solutions, we have made significant investments in building our platforms for over 20 years. We intend to continue to invest heavily to add additional innovative offerings and broaden our suite of solutions and opportunities in residential, commercial and global markets. As the market for IoT grows and more devices become connected, we are building technology and partnerships to connect these devices to our platforms.

◦ **Expand international presence.** We are investing in international expansion because we believe there is a significant global market opportunity for our products and services. Today, our products are currently localized and available in over 50 countries outside of North America, including Argentina, Chile, Sweden, Turkey and the United Kingdom. We intend to continue to grow our number of international subscribers by strengthening our presence in existing markets and expanding to additional markets. On November 20, 2025, we paid $30.1 million in cash to purchase 20.3% of the outstanding shares of Protegger Luxembourg S.à r.l, or Pronet. Pronet is located in Turkey and offers a wide range of products and services including alarm systems, camera systems and smart home solutions for the residential and commercial markets. In 2023, we acquired 100% of the issued and outstanding shares of capital stock of EBS Spółka z ograniczoną odpowiedzialnością, or EBS, an international producer of universal smart communicator devices, headquartered in Warsaw, Poland. EBS communicators are expected to enable Alarm.com's services to work with a wide range of legacy security control panels commonly deployed in international markets. In 2024, we acquired certain assets of Finland-based Kapacity.io Solutions Oy, or Kapacity.io to help accelerate deployment of a cloud-based demand response platform internationally for our EnergyHub subsidiary.

◦ **Expand into the commercial market segment.** We continue to see significant opportunities to expand our products and services into the commercial market, including small and medium businesses, national accounts and enterprises. We intend to leverage many of our existing solutions, including our Alarm.com for Business solution, to provide such businesses with visibility into their key operational activities, keep businesses secure, provide facility access to employees and vendors remotely and manage their energy costs.

◦ **Grow our energy business**. Our subsidiary, EnergyHub, provides a software platform for utilities that helps match electricity demand and supply in real time through the orchestration of distributed energy resources, such as smart thermostats, residential batteries and electric vehicles to provide load flexibility. We believe EnergyHub's capabilities are increasingly important to utilities as they face long-term challenges to grid stability, including increasing load from electrification of transportation, the growing footprint of data centers and greater variability in generation as the grid decarbonizes.

◦ **Channel expansion.** Today, many consumers purchase connected devices through a security service provider. Continued growth in the connected property market has invited new participants into the space that can complement our current partner ecosystem. We intend to continue to develop partnerships with heating, ventilation and air conditioning installers, property management companies, utility companies, insurance providers and other service companies to expand avenues into residential and commercial properties.

◦ **Pursue selective strategic acquisitions.** We may selectively pursue future acquisitions of businesses, technologies, or products that complement our platforms or align with our overall growth strategy. Such acquisitions could expand our team and/or technology portfolio to help us add new features to our platforms, accelerate the pace of our innovation or help us access attractive markets.

Market Opportunity

Our addressable market consists of both residential and commercial properties. Our residential subscribers are typically owners of single-family homes and our commercial subscribers include retail businesses, restaurants, schools and universities, commercial facilities, national chains and professional offices.

We believe there is an opportunity to significantly increase the adoption of our solutions as more residential and commercial property owners adopt intelligently connected property solutions and as the major technology trends of mobile access, the IoT, cloud technology and AI continue to create opportunities to connect people with their properties in new ways.

Our Technology

Cloud Services Platform

Our internal engineering teams have designed and developed our core technology. As an industry leader, we believe we have robust cloud service platforms for intelligently connected properties. Our cloud services platforms manage communication with the system at the property, intelligently direct alerts and notifications, learn patterns and identify anomalies and manage video processing and storage. Additionally, our platforms enable device integrations through application program interfaces, or APIs, and offer our service provider partners extensive workflow efficiency services.

Since our inception, we have utilized a multi-tenant SaaS platform architecture to enable rapid innovation in a scalable environment. Our platforms are architected to scale and our technology team has developed proprietary cloud-based applications to support our service provider partners and subscribers. Security and life safety are mission critical components of our service offering; thus, we are committed to high reliability standards. We operate our Alarm.com cloud services platform through two redundant network operations centers located in Phoenix, Arizona and Ashburn, Virginia. Each center is designed to run the entire Alarm.com platform independent of the other. Alarm.com also relies on third-party technology providers to process certain information, such as video. In addition, certain of our acquired companies maintain their own technology platform distinct from Alarm.com's platform.

Hardware and Manufacturing

We are involved in designing and manufacturing various types of hardware that enable our solutions, including:

◦ *Video Cameras and Doorbells*. We offer a full range of high-definition video cameras and video doorbells enabled for Internet Protocol-based video monitoring services. Our indoor, outdoor, and video doorbell cameras include options for night vision capabilities, two-way voice and wired or battery-powered operation. We also offer network video recording devices for on-premise, continuous video recording seamlessly connected to our cloud platforms for remote playback through our user interfaces. All of these video products and recorders are specified to our platforms through proprietary software.

◦ *Alarm.com Smart Thermostats.* Our Smart Thermostats combine elegant design, sophisticated cloud services, advanced energy management features and a simplified installation process. They were designed by our Building36 and device engineering teams to work in concert with other devices in the connected property. Our Smart Thermostats communicate with the Alarm.com communications module via Z-wave and support both battery power and common wire power installation.

- Remote temperature sensors can pair with our Smart Thermostats to enable temperature set points for any room in the property, not just the room where the thermostats are installed. Our Smart Thermostats support multiple remote temperature sensors for precise temperature control for a residential or commercial property.

- We designed our Smart Thermostats to be easy to install and support remotely. The MobileTech app assists in proper wiring and installation and Remote Toolkit enables remote access to the thermostat settings for easy troubleshooting and support.

- Our Smart Thermostat HQ includes a built-in, cellular-based smart hub that supports compatible Z-Wave devices such as light switches, water protection sensors and sump pump monitors. It offers the full range of Alarm.com's energy-saving capabilities as well as intelligent HVAC monitoring capabilities.

◦ *Cellular Communication Modules and Gateways.* We offer cellular communications modules that are tightly integrated with security system control panels, sensors and other devices. We also offer fully integrated cellular gateways. We regularly pioneer technical advances in this space, including the expansion of our deployment of security services hardware with 4G LTE and LTE CAT-M cellular network connections. All of our modules and gateways, designed by our device engineering team and manufactured in the United States by a contract manufacturing partner, provide a dedicated and fully managed two-way cellular connection between the monitored property and our cloud platforms. The modules run our proprietary firmware and enable:

- Real-time analysis of system events reported by security sensors and other devices.

- Local automation rule execution.

- The management of message transmissions to our cloud platforms for further processing.

◦ *Flex IO.* A versatile, completely wireless device that extends awareness across a property and to assets in any location. It can easily install on a backyard gate, detached garage, remote storage unit, or it can be tethered to other assets like a boat, tractor or lawn mower, and triggers activity notifications to subscribers as well as video recordings when activity is detected, or an asset is moved.

◦ *Shooter Detection Systems.* The Guardian system from Shooter Detection Systems includes proprietary, dual-mode gunshot sensors that are installed to help protect people against active shooter threats. Each gunshot sensor uses a dual-mode detection technology that combines acoustic sensors with specialized infrared flash detectors. Proprietary gunshot detection software algorithms maximize detection and minimize false positives. Gunshot sensors communicate to the Guardian Gateway Software, which provides notification pathways to first responders and building occupants, and enables cloud-based capabilities such as the Guardian situational awareness application that tracks and maps gunshot events. Beginning in 2023, Shooter Detection Systems gunshot detection became available as a SaaS solution integrated with Alarm.com for commercial properties. The integrated solution allows subscribers to monitor and track the location of gunshots, quickly view videos of the time and place that gunshots occurred and share critical situational awareness information with first responders with no onsite software installation required.

Research and Development

We invest substantial resources in research and development to enhance our platforms and applications, support our technology infrastructure, develop new capabilities and conduct quality assurance testing. We expect to invest significantly in continued research and development efforts to expand the capabilities of our technology and our market opportunities. Our research and development of new products and services is a multidisciplinary effort across our product management, program management, software engineering, device engineering, quality engineering, configuration management and network operations teams.

Service Provider Partner Network

Our trusted service provider partner network is key in driving the adoption of connected home and commercial solutions. Our solutions are sold, installed, and serviced by a network of independent licensed, professional service provider partners. Our channel network of active service provider partners includes smaller local providers, larger regional providers and national service providers. We have also seen growth in other areas of our channel network, including new providers in the intelligent automation, HVAC, property management, network operator and insurance markets.

We believe this highly trusted, established network is a core strength that enables an efficient and scalable customer acquisition model, allowing us to focus on technology innovation. We also believe that the combination of our solutions and our service provider partners' expertise is the most effective way to drive mass market adoption of intelligently connected properties.

The traditional security and home automation market is highly fragmented. According to the Barnes Buchanan 2026 Security Alarm Industry Overview and Update report, the top six dealers represented approximately 37% of all industry recurring monthly revenue in 2024. The distribution of revenue among our service provider partners is reflective of the industry overall. ADT LLC, or ADT, represented greater than 15% but not more than 20% of our revenue in each of 2023, 2024 and 2025.

Subscribers

We define subscribers as residential or commercial properties to which we are delivering at least one of our solutions. A single property for which we are providing one of our service level packages as well as one or more of our a la carte add-ons is counted as one subscriber. Our subscribers do not include the customers of our service provider partners to whom we license our intellectual property, as they do not utilize one of our SaaS platforms.

Sales and Marketing

The goal of our sales team is to help our service provider partners succeed in selling, installing and supporting our full suite of solutions. Our sales team is also responsible for recruiting new service provider partners to Alarm.com. We also have a global business development team dedicated to establishing new service provider and distribution relationships in international markets.

Our marketing team is focused on empowering our service provider partners to effectively promote and sell our solutions. We design, develop and provide end-to-end marketing services including tools and content for lifecycle marketing to help our service providers build awareness, create interest, activate subscribers, develop and maintain the ongoing customer relationship, increase customer engagement, and generate upsell and referral opportunities. While we offer tools and services to assist our service providers when they are marketing to potential subscribers, we do not control or influence the marketing activities performed by our service providers, as they are free to select the marketing tools they believe will be the most effective. Our contracts with our service providers require that they comply with all applicable rules and laws when engaging in marketing activities. We also offer comprehensive training opportunities through our Alarm.com Academy, including in-person training courses and an online learning management system.

We believe our sales and marketing approach enables us to expand our breadth of service providers, provide highly customized services and scale quickly.

Service Provider Partner Support

We support the full suite of software and hardware products on the Alarm.com platform through a highly trained and experienced team of professionals based in the United States. We primarily support our service provider partners. Our service provider partners, in turn, support their customers, who are our subscribers. To that end, subscribers occasionally reach us directly with support needs and we either assist the subscriber directly or, when appropriate, route the subscriber to the appropriate service provider partner for additional assistance.

We offer high-quality support to our service providers via phone, chat, web ticketing and email. With every interaction, our team is committed to exceptional customer satisfaction and industry-leading response times. We use a tiered structure to efficiently escalate and resolve issues of varying complexity and to scale our support organization as we grow. Our staff is multilingual and we continue to grow our language capabilities to support our international expansion.

Our Competition

The market in which we participate for connected property solutions is fragmented, highly competitive and constantly evolving. We expect competition to continue from existing competitors as well as potential new market entrants in the interactive security, video monitoring, intelligent automation and energy management markets. Our current competitors include providers of other technology platforms for the connected property with interactive security, including Alula (formed following the merger of ipDatatel, LLC and Resolution Products, LLC), Ajax Systems CH, Avigilon Corporation, Brivo Inc., Digital Monitoring Products

Inc., Hangzhou Hikvision Digital Technology Co., Ltd., Honeywell International Inc., Napco Security Technologies, Inc., Resideo Technologies Inc., SecureNet Technologies, LLC, Telular Corporation (acquired by AMETEK, Inc.), and Verkada Inc., which sell solutions to service providers, cable operators, technology retailers and other residential and commercial automation providers. We also compete with interactive, monitored security solutions sold directly to subscribers and may also be sold through our partners, including companies like Abode Systems, Inc., Arlo Technologies, Inc., Cove Smart, LLC, Scout Security, Inc. and SimpliSafe, Inc. In addition, our service provider partners compete with security solutions sold directly to subscribers, as well as managed service providers, such as cable television, telephone and broadband companies like Comcast Cable Communications, LLC and Rogers Communications, Inc., and providers of point products, including Google Inc.'s Nest Labs, Inc. Amazon.com offers Amazon Home Services security packages with bundled equipment and professional installation, and Amazon Key, a security camera and smart lock integration feature. Ring Inc., owned by Amazon.com, offers a connected video doorbell, video cameras and an integrated security system, Ring Alarm. Samsung's SmartThings offers a security system and a home automation and awareness hub. Arlo Technologies, Inc. and Wyze Labs, Inc. offers connected video cameras, a connected video doorbell, and smart security devices. Apple Inc. offers a feature that allows some manufacturers' connected devices and accessories, including video cameras and doorbells, to be controlled through its HomeKit service available in Apple's iOS operating system. Additionally, Canary and other companies offer all in one video monitoring and awareness devices. In addition, we may compete with other large and small technology companies that offer control capabilities among their products, applications and services, and have ongoing development efforts to address the broader smart home market.

Many of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing, distribution and other resources than we have. We expect to encounter new competitors as we enter new markets as well as increased competition, both domestically and internationally, from other established and emerging home automation, security monitoring, video monitoring and automation, and energy management companies as well as large technology companies. In addition, there may be new technologies that are introduced that reduce demand for our solutions or make them obsolete. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties and rapidly acquire significant market share. Increased competition could also result in price reductions and loss of market share, any of which could result in lower revenue and negatively affect our ability to grow our business. We believe the principal competitive factors in the connected property market include the following:

- simplicity and ease of use;

- ability to offer persistent awareness, control, and intelligent automation;

- breadth of features and functionality provided;

- flexibility of the solutions and ability to personalize for the individual consumer;

- compatibility with a wide selection of third-party devices;

- pricing, affordability, and accessibility;

- sales reach and local installation and support capabilities; and

- brand awareness and reputation.

We believe we compete favorably with respect to each of these factors. Additionally, we believe our cloud-based software platforms, intelligently connected property solutions, and proven scalability help further differentiate us from competitors. Nevertheless, our competitors may have substantially greater financial, technical and other resources, greater brand recognition, larger sales and marketing budgets and broader distribution channels than we do.

Our Intellectual Property

Our success and ability to compete effectively depend in part on our ability to protect our proprietary technology and to establish and adequately protect our intellectual property rights. To accomplish these objectives, we rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality agreements and other contractual protections.

As of December 31, 2025, we owned 976 issued United States utility patents, one issued United States design patent and 373 issued international patents. We continue to broaden our intellectual property portfolio and file patent applications and as of December 31, 2025, we had 141 pending utility patent applications and 24 pending provisional patent applications filed in the United States. We also had 125 pending international patent applications and six international patent applications pending under the Patent Cooperation Treaty. The claims for which we have sought patent protection apply to a wide array of our products and services, including those of our subsidiaries and acquired businesses. Our portfolio of patents and patent applications applies broadly to the features and functionality of the various technology platforms we maintain as well as potential new products, services and offerings. We also have, and may be required to seek in the future, licenses under patents or intellectual property rights owned by third parties, including open-source software and other commercially available software.

We also rely on several registered and unregistered trademarks to protect our brand. Our trademarks include 72 registered trademarks in the United States, including Alarm.com and the Alarm.com logo and design, 17 registered trademarks in Canada, 12 in the United Kingdom, and 12 in the European Union.

We seek to protect our intellectual property rights by requiring our employees and independent contractors involved in development to enter into agreements acknowledging that all inventions, trade secrets, works of authorship, developments, concepts, processes, improvements and other works generated by them on our behalf are our intellectual property, and assigning to us any rights, including intellectual property rights, that they may claim in those works.

We expect that products in our industry may be subject to third-party infringement lawsuits as the number of competitors grows and the functionality of products in different industry segments overlaps. We have brought infringement claims against third parties in the past and may do so in the future to defend our intellectual property position. In addition, from time to time, we may face claims by third parties that we infringe upon or misappropriate their intellectual property rights, and we may be found to be infringing upon or to have misappropriated such rights. In the future, we, or our service providers or subscribers, may be the subject of legal proceedings alleging our solutions or underlying technology infringe or violate the intellectual property rights of others.

Environmental and Corporate Governance Matters

Environmental

To operate long-term, we need to ensure our local communities and the natural environment are thriving. To help meet these goals we intend to continue promoting, providing and investing in the further development of solutions that can help reduce energy waste and facilitate water conservation. These include demand response programs, smart thermostats, energy management solutions, solar monitoring solutions, whole home water safety solutions and advanced functionality within the Alarm.com app.

Our demand response programs manage over 2.5 million connected devices for more than 120 energy utilities in North America. These programs support energy utilities as they pursue ambitious clean energy goals.

Our lineup of smart thermostats and intelligent energy management solutions can automatically adjust to reduce energy waste in residential and commercial properties. These solutions can change a thermostat's temperature set-point based on subscriber location, property occupancy and activity patterns, and if a door or window is left open for too long. To facilitate wide-spread adoption of energy management technology, we developed many of these capabilities to also work with smart thermostats manufactured by third-party companies.

The Alarm.com mobile app includes customizable scenes buttons that can assist in increasing the potential for energy efficiency by adjusting multiple devices in the property with a single command. For example, a homeowner can turn on the fan, raise or lower shades, turn on or off lights and adjust the thermostat with a single command. Commercial users can create automated schedules to secure a property and automatically adjust the thermostat at a specified time.

Our whole home water safety solution can intelligently manage humidity levels, detect leaks, shut off water to prevent flooding, and alert the subscriber about conditions that can lead to burst pipes and if a sump pump fails.

Our commitment extends to the buildings in which our employees work. Many of our offices use LED lighting with sensors that turn off the lights when motion is not detected and several of our offices are Leadership in Energy and Environmental Design, or LEED, certified or Energy Star® certified, which indicates that the buildings help conserve energy and limit the amount of greenhouse gas emissions. Additionally, several of our offices have building recycling programs, including programs specific to batteries and electronics.

Our Sustainability Team is focused on integrating sustainability throughout our organization. Through the efforts of the Sustainability Team and others throughout our organization, we have improved the packaging for some of our hardware by switching to recyclable materials and eliminating polyethylene bags from our user guides. We have also replaced many of our paper manuals with online guides. The Sustainability Team has also helped establish a composting program in some of our offices and a community garden for employees at our headquarters in Tysons, Virginia and also helped with the initiative to use compostable bowls, plates, cups and utensils at our headquarters. The Sustainability Team has also promoted community events to help increase awareness about sustainability and the environment, including tree planting and park cleanup events.

Governance

Our corporate behavior and leadership practices are based on integrity and ethical decision-making. Employees are informed about our governance expectations through our Code of Business Conduct, compliance training programs and ongoing communications. The Nominating and Corporate Governance Committee of our board of directors oversees our corporate governance objectives, strategies, goals, compliance and risk mitigation.

Our Human Capital Resources

We are committed to providing an equal opportunity for all employees regardless of race, gender, sexual orientation, religion or other differences. We want every employee to feel valued, respected and heard. We believe recruiting from the widest available talent pool, and then facilitating collaboration among people of all experiences and backgrounds enhances our ability to innovate. To help achieve this objective, our suite of employee community groups that are open to all employees offers outlets where employees can come together over shared interests, seek support and professional mentorship, and develop the relationships that help them thrive on their teams and in the broader workplace. We previously launched Belonging, an employee-led community group that offers community events and learning opportunities centered around promoting belonging in the workplace. We continued our Women in Tech group, aimed at empowering women to grow their technical and professional skillsets and expertise as well as promoting greater allyship in tech through education.

We continue to prioritize the health and safety of our employees. We partner with a company that supports holistic well-being through a variety of trainings and information sessions offered throughout the year. We also provide virtual healthcare benefits to employees, making it safer and more convenient to get the care they need. In addition to primary care, this added benefit includes care navigation, mental health services and fitness coaching. We also provide free access to a meditation and mindfulness app that promotes well-being through guided exercises for sleep, focus and movement. We also partnered with a company that provides various family care benefits, including back-up care and access to a self-service, searchable database of providers for child, adult dependent and pet care needs. Further, we offer a lifestyle spending account to reimburse employees for up to $300 per year in wellness-related expenses, such as exercise equipment, gym memberships, fitness trackers and weight loss programs. We also offer a charitable giving reimbursement program to our employees, in which they receive a partial reimbursement for charitable contributions made to 501(c)(3) organizations.

As of December 31, 2025, we had 2,058 full-time employees, including 607 in sales and marketing, 1,150 in research and development, 235 in a general and administrative capacity and 66 who manufacture hardware for our suite of IoT solutions. As of December 31, 2025, we had 1,768 employees in our Alarm.com segment and 290 employees in our Other segment. We also engage consultants and temporary employees from time to time. None of our employees are covered by collective bargaining agreements and we consider our relations with our employees to be good.

We believe attracting, motivating and retaining talent at all levels is critical to continuing our success. By improving employee retention and engagement, we believe we are also improving our ability to support our service provider partners and protect the long-term interests of our stockholders. We invest in our employees through high-quality benefits and various health and wellness initiatives and offer competitive compensation packages, ensuring fairness in internal compensation practices.

To further engage and incentivize our workforce, we offer a wide range of programs and avenues for support, motivation, and professional recognition. We utilize both instructor-led training and online learning to provide custom training courses to ensure our sales and services teams stay up-to-date on our products and service offerings. For our talent pipeline development, we work closely with individual departments to provide training and hands-on support for managers and leaders, to assess talent, identify development opportunities and discuss succession planning. In addition, we regularly conduct employee surveys to gauge employee engagement and identify areas of focus.

Government Regulations

Our business, operations and service provider partners are subject to various U.S. federal, state and local consumer protection laws, licensing regulation and other laws and regulations, and to similar laws and regulations in the other countries in which we operate. Compliance with these laws, rules, and regulations has not had a material effect upon our capital expenditures, results of operations or competitive position. Nevertheless, compliance with existing or future governmental regulations, including, but not limited to, those pertaining to global trade, business acquisitions, consumer protection, and taxes, could have a material impact on our business in subsequent periods. Refer to "Item 1A. Risk Factors" for a discussion of these potential impacts.

Corporate Information

Our principal executive offices are located at 8281 Greensboro Drive, Suite 100, Tysons, Virginia 22102. Our telephone number is (877) 389-4033. We completed our initial public offering in July 2015 and our common stock is listed on The Nasdaq Global Select Market under the symbol "ALRM."

Historically, we have completed acquisitions of complementary companies or their technologies. Some of our prior acquisitions of companies include:

- On October 21, 2019, we acquired 85% of the issued and outstanding capital stock of PC Open Incorporated, a Washington corporation, doing business as OpenEye. OpenEye provides cloud-managed video surveillance solutions for the enterprise commercial market. As of December 31, 2025, our ownership interest had increased to 89%.

- On December 14, 2020, we acquired 100% of the issued and outstanding ownership interest units of Shooter Detection Systems, LLC, or SDS. SDS is a provider of a gunshot detection solution that helps alert employees and the public against active shooter threats.

- On September 23, 2022, we acquired 85% of the issued and outstanding shares of capital stock of Noonlight, Inc., or Noonlight. Noonlight provides a connected safety and event management software and services platform that enables new applications and provides enhanced emergency response capabilities. The acquisition of Noonlight has helped enhance our comprehensive suite of interactive cloud-based services, allow us to expand markets for emergency response services as well as accelerate innovation in those services. As of December 31, 2025, our ownership interest had increased to 99%.

- On January 18, 2023, we acquired 100% of the issued and outstanding shares of capital stock of EBS, an international producer of universal smart communicator devices, headquartered in Warsaw, Poland. This acquisition has assisted in the continued expansion of our international operations as well as benefited our supply chain operations.

- On February 10, 2025, we acquired 81% of the issued and outstanding shares of capital stock of CHeKT. CHeKT provides a RVM service for central station operators that is compatible with a variety of cameras. The acquisition of CHeKT has helped expand our opportunity to provide RVM solutions in the commercial and residential markets.

- On August 15, 2025, EnergyHub, Inc., or EnergyHub, one of our wholly-owned subsidiaries, acquired all of the issued and outstanding shares of capital stock of Bridge to Renewables, Inc., or BTR. BTR provides a managed charging solution for electric vehicle manufacturers and drivers. BTR's technology integrates directly into a vehicle's native mobile app, delivering utility program enrollment, charging insights and incentives to electric vehicle drivers. The acquisition is anticipated to expand EnergyHub's ecosystem of automotive partners and strengthen its end-to-end managed charging offering, supporting improved driver engagement and grid optimization for utility clients.

- On November 21, 2025, EnergyHub acquired 100% of the issued and outstanding shares of capital stock of Zona NewCo, LLC, which acquired substantially all of the assets and liabilities of Resideo Grid Services, or RGS, from Resideo Technologies, Inc. RGS provides demand response aggregation and program management services for utilities. The acquisition is anticipated to strengthen EnergyHub's position in the demand response market and make its multi-DERs solutions available to RGS customers.

Some of our prior asset acquisitions include:

- On January 1, 2017, we acquired certain assets of ObjectVideo, Inc., or ObjectVideo, that constituted a business now called ObjectVideo Labs, LLC, or ObjectVideo Labs, including products, a technology portfolio and an engineering team. ObjectVideo was a pioneer in the fields of video analytics and computer vision with technology that extracts meaning and intelligence from video streams in real-time to enable object tracking, pattern recognition and activity identification.

- On March 8, 2017, we acquired certain assets related to the Connect business unit of Icontrol Networks, Inc., or Icontrol, and all of the outstanding equity interests of the two subsidiaries through which Icontrol conducted its Piper business. Connect provides a custom, on-premise interactive security and home automation platform for ADT Pulse® and several other service providers. Piper provided an all-in-one video and home automation hub.

- In September 2019, we acquired certain assets from an unrelated third party. In March of 2020, we acquired certain additional assets from two separate unrelated parties. Substantially all of the assets acquired in September 2019 and March 2020 consisted of in-process research and development, or IPR&D. The acquisitions of the IPR&D have furthered our commitment to make significant investments in innovative research and development in the intelligently connected property market to broaden our suite of solutions as well as strengthen our smart intercom capability.

- In December of 2021, we acquired certain assets from an unrelated party. Substantially all of the assets acquired consisted of developed technology. The acquisition of the developed technology has continued to advance our load-shaping energy management solution allowing additional devices to participate in utility programs that reduce or shift power consumption during peak demand periods.

- On April 21, 2023, we acquired certain assets of Vintra, Inc., or Vintra. Substantially all of the acquired assets consisted of developed technology. The acquisition of the developed technology has expanded Alarm.com's learning program and accelerated deployment of advanced video analytics solutions for the Alarm.com and OpenEye platforms.

- On November 22, 2024, we acquired certain assets of Kapacity.io, which have helped accelerate deployment of a cloud-based demand response platform internationally for our EnergyHub subsidiary.

Available Information

Our website is located at www.alarm.com and our investor relations website is located at http://investors.alarm.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are available free of charge on our investor relations website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information. The address of the SEC's website is www.sec.gov.

Webcasts of our earnings calls and certain events we participate in or host with members of the investment community are on our investor relations website. Additionally, we provide notifications of news or announcements regarding our business and financial performance, SEC filings, investor events, and our press and earnings releases, as part of our investor relations website. Investors and others can receive real-time notifications of new information posted on our investor relations website by signing up for email alerts and RSS feeds. Further corporate governance information, including our corporate governance guidelines and board committee charters, is also available on our investor relations website under the heading "Governance." The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

Risks Related to Our Business and Industry

Our actual operating results may differ significantly from any guidance provided.

Our guidance, including forward-looking statements, is prepared by management and is qualified by, and subject to, a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many of these uncertainties and contingencies are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. In particular, guidance relating to the anticipated results of operations of an acquired business is inherently more speculative in nature than other guidance as management will, necessarily, be less familiar with the business, procedures and operations of the acquired business. Similarly, guidance offered in periods of extreme uncertainty, such as the uncertainty caused by the Macroeconomic Conditions, is inherently more speculative in nature than guidance offered in periods of relative stability. Accordingly, any guidance with respect to our projected financial performance is necessarily only an estimate of what management believes is realizable as of the date the guidance is given. Actual results will vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data will diminish the farther in the future that the data is forecasted.

Actual operating results may be different from our guidance, and such differences may be adverse and material. In light of the foregoing, investors are urged to put the guidance in context and not to place undue reliance on it. In addition, the market price of our common stock may reflect various market assumptions as to the accuracy of our guidance. If our actual results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially.

Our quarterly results of operations have fluctuated and are likely to continue to fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our stock price to decline.

Our quarterly operating results, including the levels of our revenue, gross margin, cash flow and deferred revenue, may fluctuate as a result of a variety of factors, including adverse Macroeconomic Conditions, the product mix that we sell, the relative sales related to our platforms and solutions and other factors which are outside of our control. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including:

- the portion of our revenue attributable to SaaS and license versus hardware and other sales;

- our ability to manage the businesses we have acquired, and to integrate and manage any future acquisitions of businesses;

- fluctuations in demand, including due to seasonality or broader economic factors, for our platforms and solutions;

- changes in pricing by us in response to competitive pricing actions;

- our ability to increase, retain and incentivize the service provider partners that market, sell, install and support our platforms and solutions;

- the ability of our hardware vendors to continue to manufacture high-quality products and to supply sufficient components and products to meet our demands;

- the timing and success of introductions of new solutions, products or upgrades by us or our competitors and the entrance of new competitors;

- changes in our business and pricing policies or those of our competitors;

- the ability to accurately forecast revenue as we generally rely upon our service provider partner network to generate new revenue;

- our ability to control costs, including our operating expenses and the costs of the hardware we purchase;

- changes in U.S. trade policies, including new or increased tariffs, sanctions or penalties on imported products;

- competition, including entry into the industry by new competitors and new offerings by existing competitors;

- issues related to introductions of new or improved products such as supply chain disruptions or shortages of prior generation products or short-term decreased demand for next generation products;

- perceived or actual problems with the security, privacy, integrity, reliability, quality or compatibility of our solutions, including those related to security breaches in our systems, our subscribers' systems, unscheduled downtime, or outages;

- the amount and timing of expenditures, including those related to expanding our operations, including through acquisitions, increasing research and development, introducing new solutions or paying litigation expenses;

- the ability to effectively manage growth within existing and new markets domestically and abroad;

- changes in the payment terms for our platforms and solutions;

- collectibility of receivables due from service provider partners and other third parties;

- the strength of regional, national and global economies; and

- the impact of natural disasters such as earthquakes, hurricanes, fires, power outages, floods, epidemics, pandemics and public health crises, and other catastrophic events or man-made problems such as terrorism, civil unrest and actual or threatened armed conflict, or global or regional economic, political and social conditions.

Fluctuations in our quarterly operating results may be particularly pronounced in the current economic environment. Due to the foregoing factors and the other risks discussed in this Annual Report, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. For the same reason, you should not consider our recent revenue growth and changes in non-GAAP adjusted EBITDA or results of one quarter as indicative of our future performance. See the "Non-GAAP Measures" section of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the limitations of non-GAAP adjusted EBITDA and a reconciliation of non-GAAP adjusted EBITDA from net income, the most directly comparable GAAP measurement, for the years ended December 31, 2025, 2024 and 2023.

Downturns in general economic and market conditions and reductions in spending may reduce demand for our platforms and solutions, which could harm our revenue, results of operations and cash flows.

Our revenue, results of operations and cash flows depend on the overall demand for our platforms and solutions. Negative Macroeconomic Conditions in the general economy both in the United States and abroad, including conditions resulting from inflation, new or increased tariffs, changes in gross domestic product growth, financial and credit market fluctuations, energy costs, international trade relations and other geopolitical tensions, the availability and cost of credit, fluctuations in interest rates and the global housing and mortgage markets could cause a decrease in consumer discretionary spending and business investment and diminish growth expectations in the U.S. economy and abroad.

During weak economic times, the available pool of service providers may decline as the prospects for home building and home renovation projects diminish, which may have a corresponding impact on our growth prospects. In addition, there is an increased risk during these periods that an increased percentage of our service provider partners will file for bankruptcy protection, which may harm our reputation, revenue, profitability and results of operations. In addition, we may determine that the cost of pursuing any claim may outweigh the recovery potential of such claim. Likewise, consumer bankruptcies can detrimentally affect the business stability of our service provider partners.

The current Macroeconomic Conditions have caused significant uncertainty and volatility in global markets, which has and may continue to cause consumer discretionary spending to decline for an unknown period of time. A prolonged economic slowdown and a material reduction in new home construction and renovation projects may result in diminished sales of our platforms and solutions. Further worsening, broadening or protracted extension of an economic downturn could have a negative impact on our business, revenue, results of operations and cash flows.

We sell security and life safety solutions and if our solutions fail for any reason, we could be subject to liability and our business could suffer.

We sell security and life safety solutions, which are designed to secure the safety of our subscribers and their residences or commercial properties. If these solutions fail for any reason, including due to defects in our software, a carrier outage, a failure of our network operations centers, a failure on the part of one of our service provider partners or user error, some of which have happened from time to time, we could be subject to liability for such failures and our business could suffer.

Our platforms and solutions may contain undetected defects in the software, infrastructure, third-party components or processes. We continue to follow our previously implemented hybrid return to office plan that includes mandatory in-office workdays and voluntary remote workdays, which may make us more vulnerable to cyber-attacks and may create operational or other challenges, any of which could harm our systems or our business. Although we have taken precautionary measures to prepare for these threats and challenges, there is no guarantee our precautions will fully protect our systems. We continue to monitor the situation and may adjust our current policies as more information and guidance become available. If our platforms or solutions suffer from defects, we could experience harm to our branded reputation, claims by our subscribers or service provider partners or lost revenue during the period required to address the cause of the defects. We have found and may find defects in new, acquired or upgraded solutions, resulting in loss of, or delay in, market acceptance of our platforms and solutions, which could harm our business, financial condition, cash flows or results of operations.

Since solutions that enable our platforms are installed by our service provider partners, if they do not install or maintain such solutions correctly, our platforms and solutions may not function properly. If the improper installation or maintenance of our platforms and solutions leads to service or equipment failures after introduction of, or an upgrade to, our platforms or a solution, we could experience harm to our branded reputation, claims by our subscribers or service provider partners or lost revenue during the period required to address the cause of the problem. Further, we rely on our service provider partners to provide the primary source of support and ongoing service to our subscribers and, if our service provider partners fail to provide an adequate level of support and services to our subscribers, it could have a material adverse effect on our reputation, business, financial condition, cash flows or results of operations.

Any defect in, or disruption to, our platforms and solutions could cause consumers not to purchase additional solutions from us, prevent potential consumers from purchasing our platforms and solutions or harm our reputation. Although our contracts with our service provider partners limit our liability to our service provider partners for these defects, disruptions or errors, we nonetheless could be subject to litigation for actual or alleged losses to our service provider partners or our subscribers, which may require us to spend significant time and money in litigation or arbitration, or to pay significant settlements or damages. Defending a lawsuit, regardless of its merit, could be costly, divert management's attention and affect our ability to obtain or maintain liability insurance on acceptable terms and could harm our business. Although we currently maintain some warranty reserves, we cannot assure you that these warranty reserves will be sufficient to cover future liabilities.

Our business is subject to the risks of earthquakes, hurricanes, fires, power outages, floods, pandemics and public health crises, natural disasters and other catastrophic events, and to interruption by man-made problems such as terrorism, civil unrest and actual or threatened armed conflict, or global or regional economic, political and social conditions.

A significant natural disaster, such as an earthquake, hurricane, fire, flood, pandemic, or a public health crisis, or a significant power outage could harm our business, financial condition, cash flows and results of operations. The impact of climate change may increase these risks due to changes in weather patterns, such as increases in storm intensity and frequency, sea-level rise, melting of permafrost and temperature extremes in areas where we conduct our business. Natural disasters could affect our hardware vendors, our wireless carriers or our network operations centers. Further, if a natural disaster occurs in a region from which we derive a significant portion of our revenue, such as metropolitan areas in North America, consumers in that region may delay or forego purchases of our platforms and solutions from service providers in the region, which may harm our results of operations for a particular period. In addition, terrorist acts or acts of war could cause disruptions in our business or the business of our hardware vendors, service providers, subscribers or the economy as a whole. More generally, these and other geopolitical, social and economic conditions could result in increased volatility in worldwide financial markets and economies that could harm our sales. Given our concentration of sales during the second and third quarters, any disruption in the business of our hardware vendors, service provider partners or subscribers that impacts sales during the second or third quarter of each year could have a greater impact on our annual results. All of the aforementioned risks may be augmented if the disaster recovery plans for us, our service provider partners and our suppliers prove to be inadequate. To the extent that any of the above results in delays or cancellations of orders, or delays in the manufacture, deployment or shipment of our platforms and solutions, our business, financial condition, cash flows and results of operations would be harmed.

Geopolitical conditions, including trade disputes and direct or indirect acts of war or terrorism, could have an adverse effect on our operations and financial results.

Since we operate on a global basis, our operations could be disrupted by geopolitical conditions, trade disputes, international boycotts and sanctions, political and social instability, acts of war (including the ongoing conflicts in Ukraine, and in the Middle East and surrounding areas), terrorist activity or other similar events. From time to time, we could have a large investment in a particular asset type, a large revenue stream associated with a particular customer or industry, or a large number of customers located in a particular geographic region. A discrete event impacting a specific asset type, customer, industry, or region in which we have a concentrated exposure could negatively impact our results of operations. In addition, it is not possible to predict the broader consequences of the conflicts, and actions taken in response to the conflicts could increase our costs, disrupt our supply chain, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition and results of operations.

Enhanced United States tax, tariff, import/export restrictions, or other trade barriers may have an adverse impact on global economic conditions, financial markets and our business.

There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, the European Union, Canada and Mexico, with respect to trade policies, treaties, tariffs, customs duties, sanctions and taxes. In particular, the U.S. government has imposed tariffs on products imported from certain countries, and some countries have responded with new or increased tariffs of their own. The amount of the import tariff and the number of products subject to tariffs have changed numerous times based on action by the U.S. government. These imposed and announced tariffs have impacted, or have the potential to impact, our imports from other countries.

In April 2025, the U.S. government announced a baseline tariff of 10% on all products imported into the United States (with certain limited exceptions) and additional individualized tariffs based on country of origin at different rates per country. Certain of these tariffs have been subsequently paused or modified, and the situation remains fluid. The United States and/or countries into which we import products have adjusted and/or imposed and may, in the future, adjust and/or impose new quotas, duties, tariffs or reciprocal tariffs or other restrictions. A significant portion of our hardware is produced outside the United States, including in Vietnam, Thailand and Taiwan. The U.S. government has since announced several tariff framework agreements, including with countries where a significant portion of our hardware is produced, which have impacted our hardware revenue margins. The ultimate impact of any tariffs will depend on various factors, including how long such tariffs remain in place, the ultimate levels of such tariffs, the outcome of pending legal challenges to their validity, how other countries respond to the U.S. tariffs, and the specific timing of when and the degree to which we pass through the cost of the tariffs to our customers consistent with our contractual rights.

If tariffs, sanctions, trade restrictions, or trade barriers are expanded or interpreted by a court or governmental agency to apply to more of our products, then our exposure to future taxes and duties on such imported products and components could be significant and could have a material effect on our financial results. If our products are deemed to be subject to additional duties and taxes as determined by a court or governmental agency, we may suffer additional hardware revenue margin erosion or be required to raise our prices on certain imported products. There can be no assurance that we will not experience a disruption in our business or harm to our financial condition related to these or other changes in trade practices, and any changes to our operations or our sourcing strategy in order to mitigate any such tariff costs could be complicated, time-consuming, and costly. Furthermore, our business may be adversely affected by tariffs or trade measures taken by other countries, which could materially harm our business, financial condition and results of operations. These tariffs may include tariffs imposed by other countries on services, including cloud-based technology services such as those offered by us. Trade barriers, or the perception that any of them could be imposed, may have a negative effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between these nations and the United States. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We may not sustain our growth rate and we may not be able to manage any future growth effectively.

We have experienced significant growth and also have substantially expanded our operations in a short period of time. Our revenue increased from $881.7 million in 2023 to $1.0112 billion in 2025. We do not expect to achieve similar growth rates in future periods. You should not rely on our operating results for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain expected revenue growth in both absolute dollars and as a percentage of prior period revenue, our financial results could suffer and our stock price could decline.

Our future operating results depend, to a large extent, on our ability to successfully manage any future expansion and growth. To successfully manage our growth and obligations as a public company, we believe we must effectively, among other things:

- maintain our relationships with existing service provider partners and add new service provider partners;

- increase our subscriber base and help our service provider partners maintain and improve their revenue retention rates, while also expanding their cross-sell effectiveness;

- manage our relationships with our hardware vendors and other key suppliers;

- add, train and integrate sales and marketing personnel;

- expand our international operations; and

- continue to implement and improve our administrative, financial and operational systems, procedures and controls.

We intend to continue to invest in research and development, sales and marketing, and general and administrative functions and other areas to grow our business. We are likely to recognize the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely affect our operating results.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions or enhancements to our existing solutions and we may fail to satisfy subscriber and service provider partner requirements, maintain the quality of our solutions, execute on our business plan or respond to competitive pressures, which could result in our financial results suffering and a decline in our stock price.

We have expanded our business rapidly in recent periods. If we fail to manage the expansion of our operations and infrastructure effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We increased our number of full-time employees from 1,733 as of December 31, 2022 to 2,058 as of December 31, 2025. Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, service provider partner network, subscriber base, headcount and operations, including by acquiring other businesses. Creating and maintaining a global organization and managing a geographically dispersed workforce requires substantial management effort and significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures to ensure timely and accurate reporting of our operational and financial results and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses in any particular quarter. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our solutions may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract service provider partners and consumers.

From time to time, we are involved in legal proceedings where a negative outcome, including an adverse litigation judgment or settlement, could expose us to monetary damages or limit our ability to operate our business, resulting in a material adverse effect on our business, financial condition, cash flows and results of operations.

We are involved and have been involved in the past in legal proceedings from time to time, including claims directly against us or claims against certain of our service provider partners that we have agreed to indemnify. For example, on January 10, 2022, EcoFactor, Inc., or EcoFactor, filed a lawsuit against us alleging Alarm.com's products and services directly and indirectly infringe five U.S. patents owned by EcoFactor. On July 22, 2021, Causam Enterprises, Inc., or Causam, filed a lawsuit against us alleging that Alarm.com's smart thermostats infringe four U.S. patents owned by Causam. See the section of this Annual Report titled "Legal Proceedings" for additional information regarding each of these matters and the other legal proceedings we are involved in. We may not be able to accurately assess the risks related to any of these suits, and we may be unable to accurately assess our level of exposure as the results of any litigation, investigations and other legal proceedings are inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, damage our reputation, require significant amounts of management time and divert significant resource. Companies in our industry have been subject to claims related to patent infringement, regulatory matters, and product liability, as well as contract and employment-related claims. As a result of patent infringement and other intellectual property proceedings, we have, and may be required to seek in the future, licenses under patents or intellectual property rights owned by third parties, including open-source software and other commercially available software, which can be costly, or cross-license agreements relating to our and third-party intellectual property. The outcome of legal claims and proceedings against us cannot be predicted with certainty, and a negative outcome could result in a material adverse effect on our business, financial condition, cash flows and results of operations.

Our business operates in a regulated industry.

Our business, operations and service provider partners are subject to various U.S. federal, state and local consumer protection laws, licensing regulation and other laws and regulations, and to similar laws and regulations in the other countries in which we operate. Our advertising and sales practices and that of our U.S. service provider partner network are subject to regulation by the U.S. Federal Trade Commission, or the FTC, in addition to state consumer protection laws. The FTC and the Federal Communications Commission, or the FCC, have issued regulations that place restrictions on, among other things, unsolicited automated telephone calls to residential and wireless telephone subscribers by means of automatic telephone dialing systems and the use of prerecorded or artificial voice messages. If our service provider partners were to take actions in violation of these regulations, such as telemarketing to individuals on the "Do Not Call" registry or using automatic telephone dialing systems and prerecorded or artificial voice messages, we could be subject to fines, penalties, private actions or enforcement actions by government regulators. Although we have taken steps to insulate ourselves from any such wrongful conduct by our service provider partners, and to contractually require our service provider partners to comply with these laws and regulations, we have in the past incurred costs to settle alleged violations of the Telephone Consumer Protection Act, or TCPA, and no assurance can be given that we will not be exposed to future liability as result of our service provider partners' conduct. Further, to the extent that any changes in law or regulation further restrict the lead generation activity of our service provider partners, these restrictions could result in a material reduction in subscriber acquisition opportunities, reducing the growth prospects of our business and adversely affecting our financial condition and future cash flows. In addition, most states in which we operate have licensing laws directed specifically toward the monitored security services industry. Our business relies heavily upon cellular telephone service to communicate signals. Cellular telephone companies are currently regulated by both federal and state governments. State-level privacy and data security laws in California and various other U.S. states regulate our, and our service provider partners', use, collection, and disclosure of subscribers' personal information. A number of proposed privacy bills in other U.S. states could place restrictions on how we and our service provider partners use personal information and market to consumers in those states. Other laws and regulations, including consumer protection laws, laws and regulations governing advertising and sales practices, as well as privacy and data security laws and regulations apply in the other countries in which we operate. See "Evolving government and industry regulation and changes in applicable laws relating to the Internet and data privacy may increase our expenditures related to compliance efforts or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition" below. Furthermore, the SEC adopted expansive rules, which are currently stayed, that require public companies to disclose, among other things, information about the material impact of climate change on their business, as well as information about companies' governance, risk management and strategy related to climate risk. Changes in laws or regulations, including as a result of the current U.S. administration, could require us to change the way we operate, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any such applicable executive orders, laws or regulations could result in substantial fines or revocation of our operating permits and licenses, including in geographic areas where our services have substantial penetration, which could adversely affect our business, financial condition, cash flows and results of operations. Further, if these laws and regulations were to change or if we fail to comply with such laws and regulations as they exist today or in the future, our business, financial condition, cash flows and results of operations could be materially and adversely affected.

In addition, because certain of our products require government certification before they can be sold, our business could be harmed by delays in obtaining these certifications. For instance, the U.S. government shutdown that occurred during part of the fourth quarter of 2025 significantly limited the FCC's ability to approve new products, which caused delays in the launch of certain new products. Any prolonged delay in receiving required certifications for our new or existing products could materially and adversely affect our business, financial condition, and results of operations.

The markets in which we participate are highly competitive and many companies, including large technology companies, broadband and security service providers and other managed service providers, are actively targeting the home and business automation, security monitoring, video monitoring and energy management markets. If we are unable to compete effectively with these companies, our sales and profitability could be adversely affected.

We compete in several markets, including security, video, automation and energy management solutions. The markets in which we participate are highly competitive and competition may intensify in the future.

Our ability to compete depends on a number of factors, including:

- our platforms and solutions' functionality, performance, ease of use and installation, reliability, availability and cost effectiveness relative to that of our competitors' products;

- our success in utilizing new and proprietary technologies to offer solutions and features previously not available in the marketplace;

- our success in identifying new markets, applications and technologies;

- our ability to attract and retain service provider partners;

- our name recognition and reputation;

- our ability to recruit software engineers and sales and marketing personnel; and

- our ability to protect our intellectual property.

Consumers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. In the event a consumer decides to evaluate a new home automation, security monitoring, video monitoring, or energy management solution, the consumer may be more inclined to select one of our competitors whose product offerings are broader than those that we offer. In addition, consumers may prefer to purchase products that they can install themselves. If there are continuing restrictions on our service providers' ability to meet with residential and commercial property owners in person, our ability to compete will depend on our ability to make our products available for remote installation or to make certain of our products easily installable by consumers rather than solely by our service providers.

Our current competitors include providers of other technology platforms for the connected property with interactive security, including Alula (formed following the merger of ipDatatel, LLC and Resolution Products, LLC), Ajax Systems CH, Avigilon Corporation, Brivo Inc., Digital Monitoring Products Inc., Hangzhou Hikvision Digital Technology Co., Ltd., Honeywell International Inc., Napco Security Technologies, Inc., Resideo Technologies Inc., SecureNet Technologies, LLC, Telular Corporation (acquired by AMETEK, Inc.), and Verkada Inc., which sell solutions to service providers, cable operators, technology retailers and other residential and commercial automation providers. We also compete with interactive, monitored security solutions sold directly to subscribers and may also be sold through our partners, including companies like Abode Systems, Inc., Arlo Technologies, Inc., Cove Smart, LLC, Scout Security, Inc. and SimpliSafe, Inc. In addition, our service provider partners compete with security solutions sold directly to subscribers, as well as managed service providers, such as cable television, telephone and broadband companies like Comcast Cable Communications, LLC and Rogers Communications, Inc., and providers of point products, including Google Inc.'s Nest Labs, Inc. Amazon.com offers Amazon Home Services security packages with bundled equipment and professional installation, and Amazon Key, a security camera and smart lock integration feature. Ring Inc., owned by Amazon.com, offers a connected video doorbell, video cameras and an integrated security system, Ring Alarm. Samsung's SmartThings offers a security system and a home automation and awareness hub. Arlo Technologies, Inc. and Wyze Labs, Inc. offers connected video cameras, a connected video doorbell, and smart security devices. Apple Inc. offers a feature that allows some manufacturers' connected devices and accessories, including video cameras and doorbells, to be controlled through its HomeKit service available in Apple's iOS operating system. Additionally, Canary and other companies offer all in one video monitoring and awareness devices. In addition, we may compete with other large and small technology companies that offer control capabilities among their products, applications and services, and have ongoing development efforts to address the broader smart home market.

Many of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing, distribution and other resources than we have. We expect to encounter new competitors as we enter new markets as well as increased competition, both domestically and internationally, from other established and emerging home automation, security monitoring, video monitoring and automation, and energy management companies as well as large technology companies. In addition, there may be new technologies that are introduced that reduce demand for our solutions or make them obsolete. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties and rapidly acquire significant market share. Increased competition could also result in price reductions and loss of market share, any of which could result in lower revenue and negatively affect our ability to grow our business.

Aggressive business tactics by our competitors may reduce our revenue.

Increased competition in the markets in which we compete may result in aggressive business tactics by our competitors, including:

- selling at a discount;

- offering products similar to our platforms and solutions on a bundled basis at no charge;

- announcing competing products combined with extensive marketing efforts;

- providing financing incentives to consumers; and

- asserting intellectual property rights irrespective of the validity of the claims.

Our service provider partners may switch and offer the products and services of competing companies, which would adversely affect our sales and profitability. Competition from other companies may also adversely affect our negotiations with service provider partners and suppliers, including, in some cases, requiring us to lower our prices. Opportunities to take market share using innovative products, services and sales approaches may also attract new entrants to the field. We may not be able to compete successfully with the offerings and sales tactics of other companies, which could result in the loss of service provider partners offering our platforms and solutions and, as a result, our revenue and profitability could be adversely affected.

If we fail to compete successfully against our current and future competitors, or if our current or future competitors employ aggressive business tactics, including those described above, demand for our platforms and solutions could decline, we could experience cancellations of our services to consumers, or we could be required to reduce our prices or increase our expenses.

The proper and efficient functioning of our network operations centers and data back-up systems is central to our solutions.

Our solutions operate with a hosted architecture and we update our solutions regularly while our solutions are operating. If our solutions and/or upgrades fail to operate properly, our solutions could stop functioning for a period of time, which could put our users at risk. Our ability to keep our business operating is highly dependent on the proper and efficient operation of our network operations centers and data back-up systems, as well as the systems of the third-party technology providers we use to process certain information, such as video. Although our network operations centers have back-up computer and power systems, if there is a catastrophic event, natural disaster, terrorist attack, security breach or other extraordinary event, we may be unable to provide our subscribers with uninterrupted monitoring service or may be unable to adequately protect confidential information and data from unauthorized access or loss. Furthermore, because data back-up systems are susceptible to malfunctions and interruptions (including those due to equipment damage, power outages, human error, system or software updates, computer viruses, computer hacking, data corruption and a range of other hardware, software and network problems), we cannot guarantee that we will not experience data back-up failures in the future. A significant or large-scale security breach, malfunction or interruption of our network operations centers or data back-up systems could adversely affect our ability to keep our operations running efficiently or could result in unauthorized access to or loss of data. If such an event results in unauthorized access to or loss of service provider partner, subscriber, employee or other personally identifiable data subject to data privacy and security laws and regulations, then it could result in substantial fines by U.S. federal and state authorities, foreign data privacy authorities in the European Union, or the EU, Canada, and other countries, and/or private claims by companies or individuals. If a malfunction or security breach results in a wider or sustained disruption, it could have a material adverse effect on our reputation, business, financial condition, cash flows or results of operations.

Failure to maintain the security of our information and technology networks, including information relating to our service provider partners, subscribers and employees, could adversely affect us.

We are dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information and, in the normal course of our business, we collect and retain certain information pertaining to our service provider partners, subscribers and employees, including credit card information for many of our service provider partners and certain of our subscribers. If security breaches in connection with the delivery of our solutions allow unauthorized third parties to access any of this data or obtain control of our subscribers' systems, our reputation, business, financial condition, cash flows and results of operations could be harmed.

The legal, regulatory and contractual environment surrounding information security, privacy and credit card fraud is constantly evolving and companies that collect and retain such information are under increasing attack by cyber-criminals around the world. Further, as the regulatory focus on privacy issues continues to increase and worldwide laws and regulations concerning the protection of data and personal information expand and become more complex, these potential risks to our business will intensify. A significant actual or potential theft, loss, fraudulent use or misuse of service provider partner, subscriber, employee or other personally identifiable data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or a violation of our privacy and security policies with respect to such data could result in loss of confidential information, damage to our reputation, early termination of our service provider partner contracts, litigation, regulatory investigations or actions and other liabilities or actions against us, including significant fines by U.S. federal and state authorities, foreign data privacy authorities in the EU, Canada, and other countries and private claims by companies and individuals for violation of data privacy and security regulations. To the extent that any such exposure leads to credit card fraud or identity theft, we may experience a general decline in consumer confidence in our business, which may lead to an increase in attrition rates or may make it more difficult to attract new subscribers. If any one of these risks materializes our business, financial condition, cash flows or results of operations could be materially and adversely affected.

If our or our third-party service providers' security measures are breached, including any breaches caused by cyber-attacks, our reputation may be damaged, we may be exposed to significant liabilities under U.S. and foreign laws, and our business and results of operations may be adversely affected.

Cyber-attacks from computer hackers and cyber criminals and other malicious Internet-based activity continue to increase generally, and perpetrators of cyber-attacks may be able to develop and deploy viruses, worms, ransomware, malware, DNS attacks, wireless network attacks, attacks on our cloud networks, phishing attempts, social engineering attempts, distributed denial of service attacks and other advanced persistent threats or malicious software programs that attack our products and services, our networks and network endpoints or otherwise exploit any security vulnerabilities of our products, services and networks, or those of our third-party service providers. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. We cannot be certain that advances in cyber-capabilities or other developments, including AI, will not compromise or breach the technology protecting the networks that access our platforms and solutions, including the networks of our third-party service providers, and we can make no assurance that we will be able to detect, prevent, timely and adequately address or mitigate the negative effects of cyber-attacks or other security breaches. We continue to follow our previously implemented hybrid return to office plan that includes mandatory in-office workdays and voluntary remote workdays, which may make us more vulnerable to cyber-attacks or other security breaches.

Security breaches of, or sustained attacks against, our networks and infrastructure or those of our third-party service providers could create system disruptions and shutdowns that could result in disruptions to our operations or unauthorized access to or loss of our data. If such an event results in unauthorized access to or loss of any data subject to data privacy and security laws and regulations, then we could be subject to substantial fines by U.S. federal and state authorities, foreign data privacy authorities in the EU, Canada, and other countries, and private claims by companies or individuals. A system disruption, shutdown, or loss of data may result in adverse publicity and therefore adversely affect the market's perception of the security and reliability of our services. A cyber-attack may cause additional costs, such as investigative and remediation costs, and the costs of providing individuals and/or data owners with notice of the breach, legal fees and the costs of any additional fraud detection activities required by law, a court or a third-party. Additionally, some of our customer contracts require us to indemnify customers from damages they may incur as a result of a breach of our networks and systems. There can be no assurance that the limitation of liability provisions in our contracts for a security breach would be enforceable or would otherwise protect us from any such liabilities or damages with respect to any particular claim. While we maintain general liability insurance coverage and coverage for technology errors or omissions, we cannot assure you that such coverage will be available in sufficient amounts to cover one or more large claims related to a breach, will continue to be available on acceptable terms or at all. If any one of these risks materializes, our business, financial condition, cash flows or results of operations could be materially and adversely affected.

In addition to the core operating environment of Alarm.com, we also have acquired businesses and subsidiaries that in some cases operate data infrastructure that is distinct from the Alarm.com operating environment, and therefore have distinct data security vulnerabilities. The overall management of cybersecurity risk involves coordination between Alarm.com and our acquired businesses and subsidiaries, and data security risks in these entities may be heightened where the technology platform is less mature than the Alarm.com core platform.

We rely on our service provider partner network to acquire additional subscribers, and the inability of our service provider partners to attract additional subscribers or retain their current subscribers could adversely affect our operating results.

Substantially all of our revenue is generated through the sales of our platforms and solutions by our service provider partners, who incorporate our solutions in certain of the products and packages they sell to their customers, and our service provider partners are responsible for subscriber acquisition, as well as providing customer service and technical support for our platforms and solutions to the subscribers. We provide our service provider partners with specific training and programs to assist them in selling and providing support for our platforms and solutions, but we cannot assure you that these steps will be effective. In addition, we rely on our service provider partners to sell our platforms and solutions into new markets in the intelligent and connected property space. If our service provider partners are unsuccessful in marketing, selling and supporting our platforms and solutions, our operating results could be adversely affected.

In order for us to maintain our current revenue sources and grow our revenues, we must effectively manage and grow relationships with our service provider partners. Recruiting and retaining qualified service provider partners and training them in our technology and solutions requires significant time and resources and has been made more challenging by the Macroeconomic Conditions. If we fail to maintain our relationships with existing service provider partners or develop relationships with new service provider partners, our revenue and operating results would be adversely affected. In addition, to execute on our strategy to expand our sales internationally, we must develop, manage and grow relationships with service provider partners that sell into these markets.

Any of our service provider partners may choose to offer a product from one of our competitors instead of our platforms and solutions, elect to develop their own competing solutions or simply discontinue their operations with us. For example, we entered into a Patent Cross License Agreement in November 2013 with Vivint, pursuant to which we granted a license to use the intellectual property associated with our connected home solutions. Under the terms of this and subsequent arrangements, Vivint has transitioned from selling our solutions directly to its customers to selling its own home automation product to its new customers. We now generate revenue from a monthly fee charged to Vivint on a per customer basis from sales of this service provider partner's product; however, these monthly fees are less on a per customer basis than fees we receive from our SaaS solutions. Therefore, we receive less revenue on a per customer basis from Vivint compared to our SaaS subscriber base, which may result in a lower revenue growth rate. Similarly, we entered into a patent license agreement with ADT pursuant to which we granted a license to use certain Alarm.com intellectual property following the termination or expiration of the initial term of our master service agreement with ADT. Under the terms of the license, ADT pays us a monthly royalty for each subscriber to its branded residential interactive security, automation and video service offerings that is covered by any of our licensed patents and not supported on our platforms. We must also work to expand our network of service provider partners to ensure that we have sufficient geographic coverage and technical expertise to address new markets and technologies. While it is difficult to estimate the total number of available service provider partners in our markets, there are a finite number of service provider partners that are able to perform the types of technical installations required for our platforms and solutions. In the event that we saturate the available service provider pool, or if market or other forces cause the available pool of service providers to decline, it may be increasingly difficult to grow our business. If we are unable to expand our network of service provider partners, our business could be harmed.

As consumers' product and service options grow, it is important that we enhance our service provider partner footprint by broadening the expertise of our service provider partners, working with larger and more sophisticated service provider partners and expanding the mainstream solutions our service provider partners offer. If we do not succeed in this effort, our current and potential future service provider partners may be unable or unwilling to broaden their offerings to include our connected property solutions, resulting in harm to our business.

We receive a substantial portion of our revenue from a limited number of service provider partners, and the loss of, or a significant reduction in, orders from one or more of our major service provider partners would result in decreased revenue and profitability.

Our success is highly dependent upon establishing and maintaining successful relationships with a variety of service provider partners. We market and sell our platforms and solutions through a channel assisted sales model and we derive substantially all of our revenue from these service provider partners. We generally enter into agreements with our service provider partners outlining the terms of our relationship, including service provider pricing commitments, installation, maintenance and support requirements, and our sales registration process for registering potential sales to subscribers. These service provider contracts typically have an initial term of one year, with subsequent renewal terms of one year, and are terminable at the end of the initial term or renewal terms without cause upon written notice to the other party. In some cases, these contracts provide the service provider partner with the right to terminate prior to the expiration of the term without cause upon 30 days written notice, or, in the case of certain termination events, the right to terminate the contract immediately. While we have developed a network of service provider partners to sell, install and support our platforms and solutions, we receive a substantial portion of our revenue from a limited number of channel partners and significant customers. During the years ended December 31, 2025, 2024 and 2023, our 10 largest revenue service provider partners or distributors accounted for 45%, 46% and 50% of our revenue, respectively. ADT represented greater than 15% but not more than 20% of our revenue in 2025, 2024 and 2023.

We amended our master service agreement with ADT, or MSA, to extend the initial term through January 1, 2023, which also includes subsequent renewal terms of one year unless either party provides written notice of non-renewal. The amendment to the MSA also provides for the integration of certain third-party products into the ADT Command and Control software platform which we operate. In connection with the amendment to the MSA, we agreed to provide ADT a license to use certain Alarm.com intellectual property following the termination or expiration of the initial term of the MSA for which ADT pays us a monthly royalty for each subscriber to its ADT branded residential interactive security, automation and video service offerings that is covered by any of our licensed patents and not enabled by one of our software platforms. We cannot assure you that we will be able to meet the conditions set forth in the amended agreement. We continue to generate revenue from each subscriber that is already installed on one of our platforms for the life of that subscriber account but the number of such subscribers would likely decline over time. While we would generate revenue from ADT subscribers not on our platform using service offerings covered by any of our licensed patents from the per subscriber royalty fee charged to ADT under the patent license, these monthly fees will be less on a per subscriber basis than fees we receive from our SaaS solutions. In addition, even if ADT continues to use other services that we offer, we cannot assure you that the revenue from ADT or new accounts added by ADT will reach or exceed historical levels in any future period. We may not be able to offset any unanticipated decline in revenue from ADT with revenues from new customers or other existing customers. Any negative developments in ADT's business, or any significant decrease in revenue from or loss of ADT as a customer could materially and adversely harm our business, financial condition, cash flows and results of operations.

We anticipate that we will continue to be dependent upon a limited number of service provider partners for a significant portion of our revenue for the foreseeable future and, in some cases, a portion of our revenue attributable to individual service provider partners may increase in the future. The loss of one or more key service provider partners, a reduction in sales through any major service provider partners or the inability or unwillingness of any of our major service provider partners to pay for our platforms and solutions would reduce our revenue and could impair our profitability.

Substantially all of the revenues associated with the non-hosted software platform are from a single customer and the loss of this customer could harm our operating results.

In March 2017, we acquired certain assets related to the Connect business unit of Icontrol Networks, Inc., or Icontrol, and all of the outstanding equity interests of the two subsidiaries through which Icontrol conducted its Piper business, which we refer to in this report as the Acquisition. Historically, ADT has accounted for, and continues to account for, substantially all of the revenue of the Connect business unit. In connection with the Acquisition we amended our MSA with ADT to cover services provided with respect to the non-hosted software platform, or Software platform. We cannot assure you that ADT will use the Software platform for its new customers or keep existing customers on the Software platform. In addition, even if ADT continues to use the Software platform, we cannot assure you that the revenue from ADT or new accounts added by ADT will reach or exceed historical levels of revenue for the Connect business unit in any future period. Any negative developments in ADT's business, or any significant decrease in revenue from or loss of ADT as a customer could materially and adversely harm our business, financial condition, cash flows and results of operations.

We have relatively limited visibility regarding the consumers that ultimately purchase our solutions, and we often rely on information from third-party service providers to help us manage our business. If these service providers fail to provide timely or accurate information, our ability to quickly react to market changes and effectively manage our business may be harmed.

We sell our solutions through service provider partners. These service provider partners work with consumers to design, install, update and maintain their connected home and commercial installations and manage the relationship with our subscribers. While we are able to track orders from service provider partners and have access to certain information about the configurations of their Alarm.com systems that we receive through our platforms, we also rely on service provider partners to provide us with information about consumer behavior, product and system feedback, consumer demographics and buying patterns. We use this channel sell-through data, along with other metrics, to forecast our revenue, assess consumer demand for our solution, develop new solutions, adjust pricing and make other strategic business decisions. Channel sell-through data is subject to limitations due to collection methods and the third-party nature of the data and thus may not be complete or accurate. If we do not receive consumer information on a timely or accurate basis, or if we do not properly interpret this information, our ability to quickly react to market changes and effectively manage our business may be harmed.

Consumers may choose to adopt point products that provide control of discrete functions rather than adopting our connected property solutions. If we are unable to increase market awareness of the benefits of our unified solutions, our revenue may not continue to grow, or it may decline.

Many vendors have emerged, and may continue to emerge, to provide point products with advanced functionality for use in connected properties, such as a video doorbell or thermostat that can be controlled by an application on a smartphone. We expect more and more consumer electronic and consumer appliance products to be network-aware and connected — each very likely to have its own smart device (phone or tablet) application. Consumers may be attracted to the relatively low costs of these point products and the ability to expand their connected property control solution over time with minimal upfront costs, despite some of the disadvantages of this approach, which may reduce demand for our connected property solutions. If so, our service provider partners may switch and offer the point products and services of competing companies, which would adversely affect our sales and profitability. If a significant number of consumers in our target market choose to adopt point products rather than our connected property solutions, then our business, financial condition, cash flows and results of operations will be harmed, and we may not be able to achieve sustained growth or our business may decline.

Mergers or other strategic transactions involving our competitors could weaken our competitive position, which could adversely affect our ability to compete effectively and harm our results of operations.

Our industry is highly fragmented, and we believe it is likely that some of our existing competitors will consolidate or be acquired. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with systems integrators, third-party consulting firms or other parties. Any such consolidation, acquisition, alliance or cooperative relationship could adversely affect our ability to compete effectively and lead to pricing pressure and our loss of market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our business, financial condition, cash flows and results of operations.

We are dependent on our connected property solutions, and the lack of continued market acceptance of our connected property solutions would result in lower revenue.

Our connected property solutions account for substantially all of our revenue and will continue to do so for the foreseeable future. As a result, our revenue could be reduced by:

• any decline in demand for our connected property solutions;

- the failure of our connected property solutions to achieve continued market acceptance;

- the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our connected property solutions;

- technological innovations or new communications standards our connected property solutions do not address; and

- our inability to release enhanced versions of our connected property solutions on a timely basis.

We are vulnerable to fluctuations in demand for Internet-connected devices in general and interactive security systems in particular. If the market for connected home and commercial solutions grows more slowly than anticipated or if demand for connected home and commercial solutions does not grow as quickly as anticipated, whether as a result of competition, product obsolescence, technological change, unfavorable economic conditions, uncertain geopolitical environments, budgetary constraints of our consumers or other factors, we may not be able to continue to increase our revenue and earnings and our stock price would decline.

A significant decline in our SaaS and license revenue renewal rate would have an adverse effect on our business, financial condition, cash flows and results of operations.

We generally bill our service provider partners based on the number of subscribers they have on our platforms and the features being utilized by subscribers on a monthly basis in advance. Subscribers could elect to terminate our services in any given month. If our efforts and our service provider partners' efforts to satisfy our existing subscribers are not successful, we may not be able to retain them or sell additional functionality to them and, as a result, our revenue and ability to grow could be adversely affected. We track our SaaS and license revenue renewal rate on an annualized basis, as reflected in the section of this Annual Report titled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Other Business Metrics — SaaS and License Revenue Renewal Rate." However, our service provider partners, who resell our services to our subscribers, have indicated that they typically have three to five-year service contracts with residential and commercial property owners who use our solutions. Our SaaS and license revenue renewal rate is calculated across our entire subscriber base, including subscribers whose contract with their service provider reached the end of its contractual term during the measurement period, as well as subscribers whose contract with their service provider has not reached the end of its contractual term during the measurement period, and is not intended to estimate the rate at which our subscribers renew their contracts with our service provider partners. As a result, we may not be able to accurately predict future trends in renewals and the resulting churn. Subscribers may choose not to renew their contracts for many reasons, including the belief our service is not required for their needs or is otherwise not cost-effective, a desire to reduce discretionary spending, or a belief our competitors' services provide better value. Additionally, our subscribers may not renew for reasons entirely out of our control, such as moving a residence or the dissolution of their business, which is particularly common for small to mid-sized businesses. A significant increase in our churn would have an adverse effect on our business, financial condition, cash flows or results of operations.

If we are unable to develop new solutions, sell our platforms and solutions into new markets or further penetrate our existing markets, our revenue may not grow as expected.

Our ability to increase sales will depend, in large part, on our ability to enhance and improve our platforms and solutions, introduce new solutions in a timely manner, sell into new markets and further penetrate our existing markets. The success of any enhancement or new solution or service depends on several factors, including the timely completion, introduction and market acceptance of enhanced or new solutions, the ability to maintain and develop relationships with service providers, the ability to attract, retain and effectively train sales and marketing personnel and the effectiveness of our marketing programs. Any new product or service we develop or acquire may not be introduced in a timely or cost-effective manner, and may not achieve the broad market acceptance necessary to generate significant revenue. Any new markets into which we attempt to sell our platforms and solutions, including new vertical markets and new countries or regions, may not be receptive. Our ability to further penetrate our existing markets depends on the quality, availability and reliability of our platforms and solutions and our ability to design our platforms and solutions to meet consumer demand.

We benefit from integration of our solutions with third-party platform providers. If these developers choose not to partner with us, or are acquired by our competitors, our business and results of operations may be harmed.

Our solutions are incorporated into the hardware of our third-party platform providers. For example, our hardware platform partners produce control devices that deliver our platform services to subscribers. It may be necessary in the future to renegotiate agreements relating to various aspects of these solutions or other third-party solutions. The inability to easily integrate with, or any defects in or disruption in the supply or availability of, any third-party solutions could result in increased costs, or in delays in new product releases or updates to our existing solutions until such issues have been resolved, which could have a material adverse effect on our business, financial condition, cash flows, results of operations and future prospects and could damage our reputation. In addition, if these third-party solution providers choose not to partner with us, choose to integrate their solutions with our competitors' platforms, or are unable or unwilling to update their solutions, our business, financial condition, cash flows and results of operations could be harmed. Further, if third-party solution providers that we partner with or that we would benefit from partnering with are acquired by our competitors, they may choose not to offer their solutions on our platforms, which could adversely affect our business, financial condition, cash flows and results of operations.

We rely on wireless carriers to provide access to wireless networks through which we provide our wireless alarm, notification and intelligent automation services, and any interruption of such access and any significant costs related to such interruption could materially and adversely impact our business, financial condition, cash flows, results of operation and reputation.

We rely on wireless carriers to provide access to wireless networks for machine-to-machine data transmissions, which are an integral part of our services. Our wireless carriers may suspend wireless service to expand, maintain or improve their networks, or may discontinue or sunset older wireless networks as new technology evolves. For example, certain cellular carriers shut down their 3G and CDMA wireless networks in 2022 which required our subscribers to upgrade to alternative and potentially more expensive technologies. See "The technology we employ may become obsolete and we may need to incur significant capital expenditures to update our technology" below. Further, wireless carriers from time to time suffer service outages which range from local to national in scale during which security control panels may be unable to transmit life safety signals to emergency responders. Any such wireless carrier service disruptions could materially and adversely impact our ability to provide services to our service provider partners and subscribers and result in significant costs, which could materially and adversely impact our business, results of operations and reputation. In addition, product changes by wireless carriers, price increases or changes to existing contract terms or termination of our agreements could also have a material and adverse impact on our business, financial condition, cash flows and results of operations.

If we are unable to adapt to technological change, including maintaining compatibility with a wide range of devices, our ability to remain competitive could be impaired.

The market for connected home and commercial solutions is characterized by rapid technological change, frequent introductions of new products and evolving industry standards. Our ability to attract new subscribers and increase revenue from existing subscribers will depend in significant part on our ability to anticipate changes in industry standards, to continue to enhance our existing solutions or introduce new solutions on a timely basis to keep pace with technological developments, and to maintain compatibility with a wide range of connected devices in residential and commercial properties. We may change aspects of our platforms and may utilize open source technology in the future, which may cause difficulties including compatibility, stability and time to market. The success of any enhanced or new product or solution will depend on several factors, including the timely completion and market acceptance of the enhanced or new product or solution. Similarly, if any of our competitors implement new technologies before we are able to implement them, those competitors may be able to provide more effective products than ours, possibly at lower prices. Any delay or failure in the introduction of new or enhanced solutions could harm our business, financial condition, cash flows and results of operations.

The technology we employ may become obsolete and we may need to incur significant capital expenditures to update our technology.

Our industry is characterized by rapid technological innovation. Our platforms and solutions interact with the hardware and software technology of systems and devices located at our subscribers' properties and we depend upon cellular, broadband and other telecommunications providers to provide communication paths to our subscribers in a timely and efficient manner. We may be required to implement new technologies or adapt existing technologies in response to changing market conditions, consumer preferences or industry standards, which could require significant capital expenditures. The discontinuation of cellular communication technology, cellular networks or other services by telecommunications service providers can affect our services and require our subscribers to upgrade to alternative and potentially more expensive, technologies. If we are unable to successfully work with our service providers on implementing new solutions, our business, financial condition, cash flows and results of operations may be adversely affected.

It is also possible that one or more of our competitors could develop a significant technical advantage that allows them to provide additional or superior quality products or services, or to lower their price for similar products or services, which could put us at a competitive disadvantage. Our inability to adapt to changing technologies, market conditions or consumer preferences in a timely manner could materially and adversely affect our business, financial condition, cash flows or results of operations.

We depend on our suppliers. The loss of any key supplier, or their inability to deliver products or components to us on time, with sufficient availability, or at stable prices would materially and adversely affect our business, financial condition, cash flows and results of operations.

Our hardware products depend on the availability and quality of components that we procure from third-party suppliers, some of which are supplied by single or limited source suppliers. Reliance on suppliers generally involves several risks, including volatile pricing, the possibility of defective parts, and loss of a supplier due to their ability to effectively manage their own supply chain, ability to obtain a contract on commercially reasonable terms, bankruptcy, or other events, which can adversely affect the reliability and reputation of our platforms and solutions and our profitability. In addition, from time to time we provide advance payments or loans to our vendors to, for example, secure procurement of long lead time parts or to provide bridge financing to ensure continuity of operations. We are also dependent on industry supply conditions and subject to supply chain risks, including unpredictable availability of components and reduced control over delivery schedules and significant increases in component costs, which can also adversely affect the reliability and reputation of our platforms and solutions and our profitability. These supply chain risks would be heightened in the event health precautions such as travel restrictions and shelter-in-place orders are implemented. In addition, limitations on factory capacity, including labor shortages, and delays in shipping times due to the Macroeconomic Conditions have in the past and may in the future adversely affect production of and the timing of delivery of components. While the general global shortage of semiconductors used in our video, cellular communicator, and other products has eased, manufacturers are increasingly shifting production capacity toward high-performance semiconductors required for AI applications. This shift limits the manufacturing capacity available for the components we utilize, creating significant risks regarding the availability and pricing of components essential to our products, including, for example, semiconductor memory such as DRAM and NAND. These supply constraints significantly increased lead times for obtaining such components may lead to delays in our production, and we may be unable to fulfill orders for our hardware products on a timely basis or at all. Even if we are able to procure components from alternative sources, we may be required to pay significantly higher prices for them, which could adversely affect our profitability. We are working with our suppliers to secure components and materials to account for the continued longer lead times and limited availability, but we cannot assure you our efforts will be successful or that demand for our hardware products will continue at the same level. In addition, global transportation disruptions have led to slower shipping times generally, while fluctuations in passenger air travel have also led to reduced capacity and increased costs for air freight shipments, which may continue to adversely affect the timing and cost of delivery of components, materials and products. Any of these disruptions to our inventory and supply chain could have a material adverse effect on our business, financial condition, cash flows and results of operations. We have several large hardware suppliers from which we procure hardware on a purchase order basis, including three key suppliers that supplied products and components of our inventory which collectively represented 44% of our hardware revenue for the year ended December 31, 2025 (26%, 10% and 8% of hardware revenue, respectively). The failure of any of these key suppliers or their subcomponent suppliers to deliver product on time or at the contracted price would materially and adversely affect our business, financial condition, cash flows and results of operations. In addition, we rely on third-party technology providers for certain critical functions, such as processing and storing video. If our suppliers or technology providers are unable to continue to provide agreed upon supply or services, we could experience interruptions in delivery of our platforms and solutions to our service provider partners, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. If we were required to find alternative sources of supply, qualification of alternative suppliers and the establishment of reliable supplies could result in delays, loss of sales and/or less profitable sales, any of which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Growth of our business will depend on market awareness and a strong brand, and any failure to develop, maintain, protect and enhance our brand would hurt our ability to retain or attract subscribers.

We believe building and maintaining market awareness, brand recognition and goodwill in a cost-effective manner is important to our overall success in achieving widespread acceptance of our existing and future solutions and is an important element in attracting new service provider partners and subscribers. An important part of our business strategy is to increase service provider and consumer awareness of our brand and to provide marketing leadership, services and support to our service provider partner network. This will depend largely on our ability to continue to provide high-quality solutions, and we may not be able to do so effectively. While we may choose to engage in a broader marketing campaign to further promote our brand, this effort may not be successful. Our efforts in developing our brand may be hindered by the marketing efforts of our competitors and our reliance on our service provider partners and strategic partners to promote our brand. If we are unable to cost-effectively maintain and increase awareness of our brand, our business, financial condition, cash flows and results of operations could be harmed.

We operate in the emerging and evolving connected property market, which may develop more slowly or differently than we expect. If the connected property market does not grow as we expect, or if we cannot expand our platforms and solutions to meet the demands of this market, our revenue may decline, fail to grow or fail to grow at an accelerated rate, and we may incur operating losses.

The market for solutions that bring objects and systems not typically connected to the Internet, such as home automation, security monitoring, video monitoring and energy management solutions, into an Internet-like structure is still developing, and it is uncertain how rapidly or how consistently this market will continue to develop and the degree to which our platforms and solutions will be accepted into the markets in which we operate. Some consumers may be reluctant or unwilling to use our platforms and solutions for a number of reasons, including satisfaction with traditional solutions, concerns about additional costs, concerns about data privacy and lack of awareness of the benefits of our platforms and solutions. Our ability to expand the sales of our platforms and solutions into new markets depends on several factors, including the awareness of our platforms and solutions, the timely completion, introduction and market acceptance of our platforms and solutions, the ability to attract, retain and effectively train sales and marketing personnel, the ability to develop relationships with service providers, the effectiveness of our marketing programs, the costs of our platforms and solutions and the success of our competitors. If we are unsuccessful in developing and marketing our platforms and solutions into new markets, or if consumers do not perceive or value the benefits of our platforms and solutions, the market for our platforms and solutions might not continue to develop or might develop more slowly than we expect, either of which would harm our revenue and growth prospects.

Risks of liability from our operations are significant.

The nature of the solutions we provide, including our interactive security solutions, and new technologies and companies we may acquire, potentially exposes us to greater risks of liability for data privacy and security, employee acts or omissions, or technology or system failure than may be inherent in other businesses. Substantially all of our service provider partner agreements contain provisions limiting our liability to service provider partners and our subscribers in an attempt to reduce this risk. However, in the event of litigation with respect to these matters, we cannot assure you that these limitations will be enforced, and the costs of such litigation could have a material adverse effect on us. Moreover, in the event of any regulatory investigations or actions against us related to these matters, we could be subject to additional risks and liabilities, including significant fines by U.S. federal and state authorities, foreign data privacy authorities in the EU, Canada, and other countries, in addition to the costs of such investigations, all of which could have a material adverse effect on us. In addition, there can be no assurance that we are adequately insured for these risks. Certain of our insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages or liability arising from gross negligence.

Our strategy includes pursuing acquisitions, and our potential inability to successfully integrate newly-acquired technologies, assets or businesses may harm our financial results. Future acquisitions of technologies, assets or businesses which are paid for partially or entirely through the issuance of stock or stock rights could dilute the ownership of our existing stockholders.

We believe part of our growth will continue to be driven by acquisitions of other companies or their technologies, assets and businesses. For example, on November 21, 2025, EnergyHub acquired 100% of the issued and outstanding shares of capital stock of Zona NewCo, LLC, which acquired substantially all of the assets and liabilities of Resideo Grid Services, or RGS, from Resideo Technologies, Inc.; on August 15, 2025, EnergyHub acquired all of the issued and outstanding shares of capital stock of BTR; on February 10, 2025, we acquired 81% of the issued and outstanding shares of capital stock of CHeKT; on November 22, 2024, we acquired certain assets of Kapacity.io; on April 21, 2023, we acquired certain assets of Vintra; on January 18, 2023, we acquired 100% of the issued and outstanding shares of capital stock of EBS; on September 23, 2022, we acquired 85% of the issued and outstanding shares of capital stock of Noonlight, Inc.; on October 21, 2019, we acquired 85% of the issued and outstanding shares of capital stock of PC Open Incorporated, doing business as OpenEye; and on December 14, 2020, we acquired Shooter Detection Systems, LLC. Additionally, on December 16, 2021, our EnergyHub subsidiary acquired certain assets of an unrelated third party. Substantially all of the acquired assets consisted of developed technology. These acquisitions and any other acquisitions we may complete in the future will give rise to certain risks, including:

- incurring higher than anticipated capital expenditures and operating expenses;

- failing to assimilate and integrate the operations and personnel or failing to retain the key personnel of the acquired company or business;

- failing to retain customers and service providers and other third-party business partners seeking to terminate or renegotiate their relationships with us;

- failing to integrate the acquired technologies, or incurring significant expense to integrate acquired technologies into our platforms and solutions;

- disrupting our ongoing business;

- encountering complexities associated with managing a larger, more complex and growing business;

- diverting our management's attention and other company resources;

- failing to maintain uniform standards, controls and policies;

- incurring significant accounting charges;

- impairing relationships with employees, service provider partners or subscribers;

- finding that the acquired technology, asset or business does not further our business strategy, that we overpaid for the technology, asset or business or that we may be required to write off acquired assets or investments partially or entirely;

- failing to realize the expected synergies of the transaction;

- being exposed to unforeseen liabilities and contingencies that were not identified prior to acquiring the company; and

- being unable to generate sufficient revenue and profits from acquisitions to offset the associated acquisition costs.

Fully integrating an acquired technology, asset or business into our operations may take a significant amount of time. We may not be successful in overcoming these risks or any other problems encountered with acquisitions. To the extent we do not successfully avoid or overcome the risks or problems related to any such acquisitions, or fail to manage the acquired business or execute our integration and growth strategy in an efficient and effective manner, our business, financial condition, cash flows and results of operations could be harmed. Acquisitions also could impact our financial position and capital requirements, or could cause fluctuations in our quarterly and annual results of operations. Acquisitions could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings. We may incur significant costs in our efforts to engage in strategic transactions and these expenditures may not result in successful acquisitions.

In addition, we have equity investments in several entities and the accounting treatment applied to these investments varies depending on a number of factors, such as our percentage of ownership and the level of influence or control we have over the entity. Because these entities are managed independently, their business decisions may differ from our interests and impact the value of our investments. These entities may also be subject to litigation, regulatory actions, or other disputes, any of which could negatively impact their financial results and our share of income or the value of our investment. If any of these entities experience significant losses, become subject to material litigation, or cease operations, our investments could be subject to impairment and the loss of a part or all of our investment value.

We expect that the consideration we might pay for any future acquisitions of technologies, assets or businesses could include stock, rights to purchase stock, cash or some combination of the foregoing. If we issue stock or rights to purchase stock in connection with future acquisitions, net income per share and then-existing holders of our common stock may experience dilution.

We may pursue business opportunities that diverge from our current business model, which may cause our business to suffer.

We may pursue business opportunities that diverge from our current business model, including but not limited to expanding our platforms and solutions and investing in new and unproven technologies. We can offer no assurance that any such new business opportunities will prove to be successful. Among other negative effects, our pursuit of such business opportunities could reduce operating margins and require more working capital, subject us to additional federal state, and local laws and regulations, materially and adversely affect our business, financial condition, cash flows or results of operations.

Evolving government and industry regulation and changes in applicable laws relating to the Internet and data privacy may increase our expenditures related to compliance efforts or otherwise limit the solutions we can offer, which may harm our business and adversely affect our financial condition.

As Internet commerce continues to evolve, federal, state or foreign agencies have adopted and could in the future adopt regulations covering issues such as user privacy and content. We are particularly sensitive to these risks because the Internet is a critical component of our SaaS business model. In addition, taxation of products or services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

Our platforms and solutions enable us to collect, manage and store a wide range of data related to our subscribers' interactive security, intelligent automation, video monitoring and energy management systems. A valuable component of our platforms and solutions is our ability to analyze this data to present the user with actionable business intelligence. We obtain our data from a variety of sources, including our service provider partners, our subscribers and third-party providers. We cannot assure that the data we require for our proprietary data sets will be available from these sources in the future or that the cost of such data will not increase. The United States federal government and various state governments have adopted or proposed limitations on the collection, distribution, storage and use of personal information. Several foreign jurisdictions in which we do business, including the European Union, the United Kingdom, Canada and Argentina, among others, have adopted legislation (including directives or regulations) that is more rigorous governing data collection and storage than in the United States.

On June 28, 2018, the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which took effect on January 1, 2020. The CCPA governs the collection, sale and use of California residents' personal information, and significantly impacts businesses' handling of personal information and privacy policies and procedures. The CCPA, as well as similar data privacy laws that are currently effective in states such as Virginia, Colorado, Connecticut, Texas, Utah, Montana, Oregon, New Jersey, Nebraska, New Hampshire, Iowa and Delaware or will become effective later in 2025 or 2026 in several other states, may limit our ability to use, process and store certain data, which may decrease adoption of our platforms and solutions, affect our relationships with service provider partners and our suppliers, increase our costs for compliance, and harm our business, financial condition, cash flows and results of operations. Specifically, the CCPA may subject us to regulatory fines by the State of California, individual claims, class actions, and increased commercial liabilities. In addition, the California Privacy Rights Act of 2020, or CPRA, was approved by California voters and became effective as of January 1, 2023. The CPRA, among other things, amended the CCPA by creating additional privacy rights for California consumers and additional obligations on businesses, which could subject us to additional compliance costs as well as potential fines, individual claims, class actions and commercial liabilities. The CPRA also extended the CCPA's scope to include employees' and business contacts' personal information, which may increase our compliance costs, legal costs and other costs of doing business.

European data protection laws, including the General Data Protection Regulation, or GDPR, generally restrict the transfer of personal data from Europe, including the European Economic Area, or EEA, UK and Switzerland, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. On July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-U.S. Privacy Shield framework, a program for transferring personal data from the EEA to the United States. While the ruling did not invalidate the use of the European Commission's Standard Contractual Clauses, or SCCs, as a valid mechanism for transferring personal data from the EEA to the United States, the CJEU required entities relying on SCCs to, among other things, verify on a case-by-case basis that the SCCs provide adequate protection of personal data under European Union, or EU, law by providing, where necessary, additional safeguards to those offered by the existing SCCs. For data transfers to the United States, these additional safeguards must be added to the SCCs in order for entities to use SCCs as a valid data transfer mechanism. Furthermore, the CJEU and the European Data Protection Board advised European data protection authorities that they would need to closely examine the laws and practices of countries outside of the EEA where EEA personal data is transferred, with a particular focus on the United States, so data transfers to the United States from the EEA are subject to increasing regulatory scrutiny following the CJEU decision.

We have historically relied on both the EU-U.S. Privacy Shield and SCCs for transferring personal data from the EEA, and as a result of the CJEU ruling, we have transitioned our data transfers covered under the EU-U.S. Privacy Shield to be covered under SCCs. In June 2021, the European Commission adopted a new version of the SCCs, which we began using on September 27, 2021. Moreover, the UK data protection regulator developed new SCCs for transferring personal data from the UK that were finalized in March 2022, and we use the new UK SCCs with our current and future customers in the UK. In July 2023, the EU-U.S. Privacy Shield was replaced by the Data Privacy Framework, or DPF, and we have been automatically enrolled in this program given our existing EU-U.S. Privacy Shield enrollment. We are also enrolled in the UK Extension to the EU-U.S. DPF. Effective October 12, 2023, organizations participating in the UK Extension to the EU-U.S. DPF may receive personal data from the UK and Gibraltar in reliance on the UK Extension to the EU-U.S. DPF.

Our work adopting, implementing and complying with the changing legal landscape governing international data transfers slows down our contracting process and increases our legal and compliance costs (including an increase in exposure to substantial fines under EEA data protection laws, increasing requests from our customers for compliance-related product changes, as well as injunctions against processing or transferring personal data from the EEA), which could adversely affect our cash flows and financial condition. SCCs with additional safeguards and obligations put in place by EEA data protection authorities or customers may impose new restrictions on our business and could affect our operations in the EEA.

In September 2020, the Swiss Federal Data Protection and Information Commissioner, or FDPIC, determined that the Swiss-U.S. Privacy Shield Framework does not provide an adequate level of data protection for data transfers from Switzerland to the U.S. While the FDPIC does not have the authority to invalidate the Swiss-U.S. Privacy Shield, the FDPIC's announcement casts serious doubt on the viability of the Swiss-U.S. Privacy Shield as a valid mechanism for Swiss-U.S. data transfers. As a result of the FDPIC decision, we will need to transition any data transfers covered under the Swiss-U.S. Privacy Shield to be covered under SCCs or the Swiss-U.S. DPF once Switzerland adopts an adequacy decision. For data transfers from

Switzerland, Alarm.com will continue to rely upon the SCCs adopted by the European Commission in August 2021 with any necessary modifications required by the regulatory authorities in Switzerland.

As a result of these ongoing changes, there will continue to be significant regulatory uncertainty surrounding the validity of data transfers from the EEA, UK and Switzerland to the United States. The inability to import personal data from the EEA, UK or Switzerland may require us to increase our data processing capabilities in those jurisdictions at significant expense. Various other non-EU jurisdictions may also choose to impose data localization laws limiting the transfer of personal data out of their respective jurisdictions, or our EEA, UK or Swiss service provider partners may require similar contractual restrictions regarding data localization. Such laws or contractual restrictions may increase our costs for compliance, and harm our business, financial condition, cash flows and results of operations.

The EU's General Data Protection Regulation, or GDPR, went into effect on May 25, 2018. Prior to May 25, 2018, we updated our existing privacy and data security measures to comply with GDPR. As guidance on compliance with GDPR from the EU data protection authorities evolves over time, our privacy or data security measures may be deemed or perceived to be in noncompliance with current or future laws and regulations, which may subject us to litigation, regulatory investigations or other liabilities and could limit the products and services we can offer in certain jurisdictions. Further, in the event of a breach of personal information that we hold, we may be subject to governmental fines, individual claims, remediation expenses and/or harm to our reputation. Moreover, if future laws, regulations, or court rulings, such as the CJEU's decision invalidating the EU-U.S. Privacy Shield, limit our ability to use and share this data or our ability to store, process and share data over the Internet, demand for our platforms and solutions could decrease, our costs could increase, and our business, financial condition, cash flows and results of operations could be harmed.

In Canada, data privacy laws have been subject to recent amendments that have introduced stricter compliance requirements and increased potential sanctions. The Province of Quebec enacted extensive amendments to its private-sector data privacy laws in 2021, which will become fully in force as of September 2024. Key changes include mandatory breach reporting, elevated consent and transparency requirements, the introduction of individual privacy rights such as privacy by default, data portability and the right to be forgotten, privacy impact assessments, and substantial monetary penalties for non-compliance. These changes to Quebec's data privacy laws may have similar impacts on our business as the CCPA and other privacy law reforms in other jurisdictions.

Furthermore, Brazil's comprehensive privacy law, the General Data Protection Law, or LGPD, took effect on September 18, 2020 and federal regulatory enforcement began on August 1, 2021. However, private and state-level enforcement of the law began in September 2020. The LGPD creates a new legal framework for the use, processing and storage of Brazilians' personal data, and it adds significant privacy and security obligations for companies processing personal data in Brazil. The LGPD may limit our and our service providers' ability to use, process and store certain data, which may decrease adoption of our platforms and solutions, affect our relationships with our service provider partners and suppliers, increase our costs for compliance, and harm our business, financial condition, cash flows and results of operations. In addition, the LGPD may subject us to regulatory fines by the Brazilian Data Protection Authority and increased commercial liabilities.

Since April 2018 we have offered a solution for certain service provider partners who may be subject to the Health Insurance Portability and Accountability Act of 1996, and its implementing regulations, or HIPAA, which regulates the use and disclosure of Protected Health Information, or PHI. As a result, we are subject to HIPAA when PHI is accessed, created, maintained or transmitted through our solution by these service provider partners. We have implemented additional privacy and security policies and procedures, as well as administrative, physical and technical safeguards to enable our solution to be HIPAA-compliant. Additionally, HIPAA compliance has required us to put in place certain agreements with contracting partners and to appoint a Privacy Officer and Security Officer. If our privacy and security policies or other safeguards for PHI are deemed to be in noncompliance by the United States Department of Health and Human Services, or HHS, we may be subject to litigation, regulatory investigations or other liabilities. In the event of a breach of PHI that we hold, we may be subject to governmental fines, individual claims under state privacy laws governing personal health information, remediation expenses and/or harm to our reputation. The use of health-related data is coming under increasing regulatory scrutiny in other ways. Several U.S. states, such as Washington, Nevada, and Connecticut, have passed health privacy laws, which may increase the risk of regulatory actions or consumer class actions being brought against Alarm.com. These laws may also increase our costs of doing business as well as legal costs, and slow down our contracting process. Moreover, the FTC has brought a series of regulatory enforcement actions relating to companies' use of health-related data, which may increase our regulatory risk. Furthermore, if future changes to HIPAA or state privacy laws governing PHI expand the definition of PHI or put more restrictions on our ability to use, process and store PHI, then HIPAA compliance for our solutions as currently constituted may be costly both financially and in terms of administrative resources. Ongoing compliance efforts may take substantial time and require the assistance of external resources, such as attorneys, information technology, and/or other consultants and advisors.

Laws and regulations relating to the use of certain video data for training and analytics purposes continue to change. Specifically, the use of facial images and other biometric data in the training of video models has been subject to increased scrutiny and in some cases regulatory review. The FTC as well as certain states and individuals have brought legal actions against companies regarding the collection and use of facial and biometric information for product development and other purposes. We account for these laws and regulations in our product development cycle, which may impact the scope and timing of the products we make available.

Use of artificial intelligence in our operations and product offerings could result in reputational or competitive harm, legal or regulatory liability and adverse impacts on our results of operations.

We have incorporated, and expect to continue to incorporate in the future, AI solutions into our operations and product offerings, and the use of AI involves various risks and challenges that could adversely affect our business, financial condition or results of operations. We currently use AI to help improve our business management solutions for service provider partners, advance our data analytics engine and increase efficiency in our internal operations. For example, we leverage large language models for the Gopher Info feature of our service provider solutions, an AI-powered chatbot assistant for technicians and service providers designed to improve service provider efficiency and operations. The use, development and deployment of AI systems or the AI systems of third-party AI vendors involve inherent technical complexities and uncertainties, and these AI systems may encounter unexpected technical difficulties, limitations or errors, including inaccuracies in data processing or flawed algorithms, which could compromise the reliability and effectiveness of our products and services based on AI. In addition, our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively.

The use of AI applications, including large language models, has resulted in, and may in the future result in, cybersecurity vulnerabilities or incidents that implicate the personal information, intellectual property, proprietary data or other sensitive information of end users of such applications. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations. AI also presents emerging ethical issues, and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, regulatory scrutiny or legal liability.

The increased adoption of AI technologies in our products and services may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks or other complications that could adversely affect our business, reputation or financial results. The regulatory landscape governing AI technologies is evolving rapidly, and various jurisdictions, including Europe and certain U.S. states, have proposed or already adopted laws governing the use, development and deployment of AI technologies. Changes in laws, regulations or enforcement practices may impose new compliance requirements, restrict certain AI applications or increase our regulatory obligations, which could negatively impact our business and results of operations.

We rely on the performance of our senior management and highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business and results of operations could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of senior management and key personnel, including Stephen Trundle, our Chief Executive Officer, and our senior information technology managers. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract them. In addition, the loss of any of our senior management or key personnel could interrupt our ability to execute our business plan, as such individuals may be difficult to replace. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business and results of operations could be harmed.

We provide minimum service level commitments to certain of our service provider partners, and our failure to meet them could cause us to issue credits for future services or pay penalties, which could harm our results of operations.

Certain of our service provider partner agreements currently, and may in the future, provide minimum service level commitments regarding items such as uptime, functionality or performance. If we are unable to meet the stated service level commitments for these service provider partners or suffer extended periods of service unavailability, we are or may be contractually obligated to provide these service provider partners with credits for future services, provide services at no cost or pay other penalties, which could adversely impact our revenue. We have incurred such penalties in the past, which have reduced our revenue. We do not currently have any reserves on our balance sheet for these commitments.

We have indemnity obligations to certain of our service provider partners for certain expenses and liabilities, which could force us to incur substantial costs.

We have indemnity obligations to certain of our service provider partners for certain claims regarding our platforms and solutions, including security breach, product recall, epidemic failure, and product liability claims. As a result, in the case of any such claims against these service provider partners, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. We expect that some of our service provider partners may seek indemnification from us in the event that such claims are brought against them. In addition, we may elect to indemnify service provider partners where we have no contractual obligation to do so and we will evaluate each such request on a case-by-case basis. If a service provider partner elects to invest resources in enforcing a claim for indemnification against us, we could incur significant costs disputing it. If we do not succeed in disputing it, we could face substantial liability. See "We have indemnity obligations to certain of our service provider partners for certain expenses and liabilities resulting from intellectual property infringement claims regarding our platforms and solutions, which could force us to incur substantial costs" below for details on indemnity obligations resulting from intellectual property.

The incurrence or issuance of debt may impact our financial position and subject us to additional financial and operating restrictions.

On January 20, 2021, we issued $500.0 million aggregate principal amount of 0% convertible senior notes due January 15, 2026, in a private placement to qualified institutional buyers, or the 2026 Notes. We received proceeds from the issuance of the 2026 Notes of $484.3 million, net of $15.7 million of transaction fees and other debt issuance costs. We used some of the proceeds to repay the $110.0 million outstanding principal balance under our credit facility and also used some of the proceeds to pay accrued interest, fees and expenses related to our credit facility, which was terminated effective January 20, 2021. On January 14, 2026, we paid $500.0 million in aggregate principal amount to holders of the 2026 Notes, fully settling the outstanding balance. The settlement was funded with cash on hand, consistent with our stated intent, with no shares of common stock issued. On May 31, 2024, we issued $500.0 million aggregate principal amount of 2.25% convertible senior notes due June 1, 2029, in a private placement to qualified institutional buyers, or the 2029 Notes. We received proceeds from the issuance of the 2029 Notes of $485.2 million, net of $14.8 million of transaction fees and other debt issuance costs. We used $63.1 million of the net proceeds from the 2029 Notes to pay the cost of the capped call transactions and used $75.0 million to repurchase 1,117,068 shares of our common stock concurrently with the pricing of the 2029 Notes, which was separately authorized by our board of directors. We are using the remaining net proceeds from the issuance of the 2029 Notes for general corporate purposes, which may include acquisitions or strategic investments in complementary businesses or technologies, other repurchases of our common stock, and for working capital, operating expenses and capital expenditures. We invested a portion of the proceeds in a portfolio of securities and other investments. We cannot give assurances that the assets in our investment portfolio will not lose value, become impaired or suffer from illiquidity.

Our overall leverage and certain obligations contained in the related documentation could adversely affect our financial health and business and future operations by, among other things:

- making it more difficult to satisfy our obligations, including under the terms of the 2029 Notes;

- limiting our ability to refinance our debt on terms acceptable to us or at all;

- limiting our flexibility to plan for and adjust to changing business and market conditions and increasing our vulnerability to general adverse economic and industry conditions;

- limiting our ability to use our available cash flow to fund future acquisitions, working capital, business activities, and other general corporate requirements; and

- limiting our ability to obtain additional financing for working capital, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity.

Any of the foregoing could have a material adverse effect on our business, financial condition, cash flows or results of operations.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. For example, on January 20, 2021, we issued the 2026 Notes and on May 31, 2024, we issued the 2029 Notes. We received proceeds from the issuance of the 2026 Notes of $484.3 million, net of $15.7 million of transaction fees and other debt issuance costs. We received proceeds from the issuance of the 2029 Notes of $485.2 million, net of $14.8 million of transaction fees and other debt issuance costs. On January 14, 2026, we paid $500.0 million in aggregate principal amount to holders of the 2026 Notes, fully settling the outstanding balance. The settlement was funded with cash on hand, consistent with our stated intent, with no shares of common stock issued. We may require additional capital to respond to the significant uncertainty arising from the Macroeconomic Conditions and we may not be able to timely secure additional debt or equity financing on favorable terms or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be limited. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be limited. See "Risks Related to our Outstanding Convertible Senior Notes" below for further details on risks related to the 2029 Notes.

Goodwill and other identifiable intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets.

As of December 31, 2025, we had $324.3 million of goodwill and identifiable intangible assets. Goodwill and other identifiable intangible assets are recorded at fair value on the date of acquisition. We review such assets for impairment at least annually. Impairment may result from, among other things, deterioration in performance, adverse market conditions, including adverse market conditions arising from the Macroeconomic Conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the solutions we offer, challenges to the validity of certain registered intellectual property, reduced sales of certain products or services incorporating registered intellectual property, increased attrition and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial position and results of operations.

Comprehensive tax reform bills could adversely affect our business and financial condition.

Legislative changes in the U.S. and other countries could increase our tax liability and adversely affect our after-tax profitability. For example, on July 4, 2025, the One Big Beautiful Bill Act, or OBBBA, was enacted in the United States. The OBBBA includes a broad range of tax provisions that impact the timing and the magnitude of certain key tax deductions, including the permanent reinstatement of the full and immediate deduction for domestic research and development expenditures in the year such costs are incurred, the 100% first-year bonus depreciation deduction and various international tax changes. Further, in August 2022, the Inflation Reduction Act of 2022 was enacted in the United States which, among other provisions, includes a minimum 15.0% tax on companies that have a three-year average annual adjusted financial statement income of more than $1.0 billion and a 1.0% excise tax on the value of net corporate stock repurchases. Both provisions became effective on January 1, 2023. Economic and political considerations make additional tax rules in the United States and other applicable jurisdictions subject to significant change, and changes in applicable tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect our income tax expense and profitability.

In addition, there is a continued interest within the European Union, Canada and other jurisdictions to apply new taxes on companies participating in the digital economy. Such tax rule changes could materially and adversely affect our cash flows and financial results.

We may be subject to additional tax liabilities, which would harm our results of operations.

We are subject to income, sales, use, value added and other taxes in the United States and other countries in which we conduct business, which laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect sales, use, value added or other taxes on our sales may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect and remit such taxes in the future. In 2021, the Organization for Economic Cooperation and Development, or OECD, released Pillar Two Model Rules which would require a global minimum tax rate of 15% on companies with revenues of at least 750.0 million Euros. While it is currently unlikely the U.S. will enact legislation to adopt the minimum tax directive, the European Union and certain other countries in which we operate have adopted such legislation, and other countries are in the process of introducing legislation to implement the minimum tax directive. Under a transitional safe harbor rule applicable to us through our year ended December 31, 2025, the undertaxed profits rule top-up tax was zero for each year of the transition period if that jurisdiction has a corporate tax rate of at least 20%. On January 5, 2026, the OECD released a "side-by-side package" of administrative guidance which would exempt U.S. headquartered companies from the Pillar Two income inclusion and the undertaxed profits rules beginning in 2026; however, we may continue to be subject to qualified domestic minimum top-up taxes in the jurisdictions in which we operate. The side-by-side safe harbor administrative guidance will generally need to be incorporated into local tax legislation to be effective.

While we do not currently expect the Pillar Two minimum tax directive to have a material impact on our effective tax rate or operations, our analysis is ongoing as the OECD (and many countries) continue to release additional guidance and implement legislation. To the extent additional changes take place in the countries in which we operate, it is possible that these legislative changes and efforts may increase uncertainty and have an adverse impact on our effective tax rates or operations. We will continue to monitor and evaluate new legislation and guidance, which could change our current assessment.

Significant judgment is required in determining our worldwide provision for income taxes. These determinations are highly complex and require detailed analysis of the available information and applicable statutes and regulatory materials. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be different from our historical tax practices, provisions and accruals. If we receive an adverse ruling as a result of an audit, or we unilaterally determine that we have misinterpreted provisions of the tax regulations to which we are subject, our tax provision, results of operations or cash flows could be harmed. In addition, liabilities associated with taxes are often subject to an extended or indefinite statute of limitations period. Therefore, we may be subject to additional tax liability (including penalties and interest) for a particular year for extended periods of time.

If the U.S. insurance industry were to change its practice of providing incentives to homeowners for the use of alarm monitoring services, we could experience a reduction in new subscriber growth or an increase in our subscriber attrition rate.

It has been common practice in the U.S. insurance industry to provide a reduction in rates for policies written on residences that have monitored alarm systems. There can be no assurance that insurance companies will continue to offer these rate reductions. If these incentives were reduced or eliminated, new homeowners who otherwise may not feel the need for alarm monitoring services would be removed from our potential subscriber pool, which could hinder the growth of our business, and existing subscribers may choose to disconnect or not renew their service contracts, which could increase our attrition rates. In either case, our results of operations and growth prospects could be adversely affected.

Failure to comply with laws and regulations could harm our business.

We conduct our business in the United States and in various other countries. We are subject to regulation by various federal, state, local and foreign governmental agencies, including, but not limited to, agencies and regulatory bodies or authorities responsible for monitoring and enforcing product safety and consumer protection laws, data privacy and security laws and regulations, employment and labor laws, workplace safety laws and regulations, environmental laws and regulations, antitrust laws, federal securities laws and tax laws and regulations.

We are subject to the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Travel Act, and possibly other anti-bribery laws, including those that comply with the Organization for Economic Cooperation and Development, or OECD, Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and other international conventions. Anti-corruption laws are interpreted broadly and prohibit our company from authorizing, offering, or providing directly or indirectly improper payments or benefits to recipients in the public or private-sector. Certain laws also prohibit us from soliciting or accepting bribes or kickbacks. Our company has direct government interactions and in several cases uses third-party representatives, including dealers, for regulatory compliance, sales and other purposes in a variety of countries. These factors increase our anti-corruption risk profile. We can be held liable for the corrupt activities of our employees, representatives, contractors, partners and agents, even if we did not explicitly authorize such activity. Although we have implemented policies and procedures designed to ensure compliance with anti-corruption laws, there can be no assurance that all of our employees, representatives, contractors, partners, and agents will comply with these laws and policies.

Our global operations require us to import from and export to several countries, which geographically stretches our compliance obligations. We are also subject to anti-money laundering laws such as the USA PATRIOT Act and may be subject to similar laws in other jurisdictions. Our platforms and solutions are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls. Exports of our platforms and solutions must be made in compliance with these laws and regulations. We may also be subject to import/export laws and regulations in other jurisdictions in which we conduct business. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. In addition, if our service provider partners fail to obtain appropriate import, export or re-export licenses or authorizations, we may also be adversely affected through reputational harm and penalties. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. In addition, changes in our platforms or solutions or changes in applicable export or import laws and regulations may create delays in the introduction and sale of our platforms and solutions in international markets, prevent our service provider partners with international operations from deploying our platforms and solutions or, in some cases, prevent the export or import of our platforms and solutions to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our platforms and solutions, or in our decreased ability to export or sell our platforms and solutions to existing or potential service provider partners with international operations. Any decreased use of our platforms and solutions or limitation on our ability to export or sell our platforms and solutions would likely adversely affect our business, financial condition, cash flows and results of operations.

In addition, our software contains encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. Any failure on our part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, including restrictions on future export activities, which could harm our business and operating results. Regulatory restrictions could impair our access to technologies needed to improve our platforms and solutions and may also limit or reduce the demand for our platforms and solutions outside of the United States.

Furthermore, U.S. export control laws and economic sanctions programs prohibit the shipment of certain products and services to countries, governments and persons that are subject to U.S. economic embargoes and trade sanctions. Even though we take precautions to prevent our platforms and solutions from being shipped or provided to U.S. sanctions targets, our platforms and solutions could be shipped to those targets or provided by third parties despite such precautions. Any such shipment could have negative consequences, including government investigations, penalties and reputational harm. Furthermore, any new embargo or sanctions program, or any change in the countries, governments, persons or activities targeted by such programs, could result in decreased use of our platforms and solutions, or in our decreased ability to export or sell our platforms and solutions to existing or potential service provider partners, which would likely adversely affect our business, financial condition, cash flows and results of operations.

Changes in laws that apply to us could result in increased regulatory requirements and compliance costs which could harm our business, financial condition, cash flows and results of operations. For example, the SEC has adopted expansive rules that, pending litigation, would require public companies to disclose information about the material impact of climate on their businesses, as well as information about companies' governance, risk management and strategy related to climate risk. In certain jurisdictions, regulatory requirements may be more stringent than in the United States. Noncompliance with applicable regulations or requirements could subject us to whistleblower complaints, investigations, sanctions, settlements, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions, suspension or debarment from contracting with certain governments or other customers, the loss of export privileges, multi-jurisdictional liability, reputational harm, and other collateral consequences. If any governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition, cash flows and results of operations could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and an increase in defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, financial condition, cash flows and results of operations.

We face many risks associated with our international business operations and our plans to expand internationally, which could harm our business, financial condition, cash flows and results of operations.

We anticipate our efforts to operate and continue to expand our business internationally will entail additional costs and risks as we establish our international offerings and develop relationships with service provider partners to market, sell, install, and support our platforms, solutions and brand in other countries. Revenue in countries outside of North America accounted for 5%, 6% and 4% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively. We have limited experience in selling our platforms and solutions in international markets outside of North America or in conforming to the local cultures, standards, or policies necessary to successfully compete in those markets, and we may be required to invest significant resources in order to do so. We may not succeed in these efforts or achieve our consumer acquisition, service provider expansion or other goals. In some international markets, consumer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional model to provide our platforms and solutions to consumers in those markets or we may be unsuccessful in implementing the appropriate business model. Our revenue from new foreign markets may not exceed the costs of establishing, marketing, and maintaining our international offerings. In addition, current global instability could have many adverse consequences on our international expansion. These could include sovereign default, liquidity and capital pressures on financial institutions in other parts of the world including the eurozone, reducing the availability of credit and increasing the risk of financial sector failures and the risk of one or more eurozone member states leaving the euro, resulting in the possibility of capital and exchange controls and uncertainty about the impact of contracts and currency exchange rates.

In addition, conducting expanded international operations subjects us to additional risks that we do not generally face in our North American markets. These risks include:

• localization of our solutions, including the addition of foreign languages and adaptation to new local practices, as well as certification, registration and other regulatory requirements;

• lack of experience in other geographic markets;

• strong local competitors;

• the cost and burden of complying with, lack of familiarity with, and unexpected changes in, foreign legal and regulatory requirements, including the development of policies and procedures for different countries when requirements under privacy regulations in such countries may conflict or be inconsistent with one another;

- difficulties in managing and staffing international operations;

- increased costs due to new or increased tariffs, sanctions, penalties, trade restrictions and other trade barriers, which may increase our cost of hardware revenue and reduce our hardware revenue margins in the future;

- fluctuations in currency exchange rates or restrictions on foreign currency;

- potentially adverse tax consequences, including the complexities of transfer pricing, value added or other tax systems, double taxation and restrictions and/or taxes on the repatriation of earnings;

- dependence on third parties, including commercial partners with whom we do not have extensive experience;

- increased financial accounting and reporting burdens and complexities;

- political, social, and economic instability, such as the ongoing conflicts in Ukraine, and in the Middle East and surrounding areas, terrorist attacks, and security concerns in general; and

- reduced or varied protection for intellectual property rights in some countries.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Our software contains encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. Any failure on our part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, including restrictions on future export activities, which could harm our business and operating results. Regulatory restrictions could impair our access to technologies needed to improve our platforms and solutions and may also limit or reduce the demand for our platforms and solutions outside of the United States.

Our financial results may be adversely affected by changes in accounting principles applicable to us.

Our accounting policies are critical to the manner in which we present our results of operations and financial condition. Many of these policies are highly complex and involve many assumptions, estimates and judgments. A change in accounting standards or practices, in particular with respect to revenue recognition, could harm our operating results and may even affect our reporting of transactions completed before the change is effective. GAAP rules are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and other various bodies formed to promulgate and interpret appropriate accounting principles. See Note 2 to our consolidated financial statements for new accounting pronouncements. Implementation of new accounting standards could have a significant effect on our financial results, and any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us.

Our accounting is becoming more complex, and relies upon estimates or judgments relating to our critical accounting policies. If our accounting is erroneous or based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and also to comply with many complex requirements and standards. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates and any such differences may be material. We devote substantial resources to compliance with accounting requirements and we base our estimates on our best judgment, historical experience, information derived from third parties, and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. However, various factors are causing our accounting to become complex. Ongoing evolution of our business, and the Macroeconomic Conditions and resulting uncertainty have, and any future acquisitions may, compound these complexities. Our operating results may be adversely affected if we make accounting errors or our judgments prove to be wrong, assumptions change or actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors or guidance we may have provided, resulting in a decline in our stock price and potential legal claims. Significant judgments, assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation, business combinations, and income taxes.

Risks Related to Our Intellectual Property

If we fail to protect our intellectual property and proprietary rights adequately, our business could be harmed.

We believe our proprietary technology is essential to establishing and maintaining our leadership position. We seek to protect our intellectual property through trade secrets, copyrights, confidentiality, non-compete and nondisclosure agreements, patents, trademarks, domain names and other measures, some of which afford only limited protection. We also rely on patent, trademark, trade secret and copyright laws to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or to obtain and use information that we regard as proprietary. Our means of protecting our proprietary rights may not be adequate or our competitors may independently develop similar or superior technology, or design around our intellectual property. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. Intellectual property protections may also be unavailable, limited or difficult to enforce in some countries, which could make it easier for competitors to capture market share. Our failure or inability to adequately protect our intellectual property and proprietary rights could harm our business, financial condition, cash flows and results of operations.

To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. See the section of this Annual Report titled "Legal Proceedings" for additional information on related intellectual property litigation matters. Any such action could result in significant costs and diversion of our resources and management's attention, and we cannot assure you that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Assertions by third parties that we are infringing their intellectual property subject us to costly and time-consuming litigation or expensive licenses that could harm our business and results of operations.

The industries in which we compete are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets, and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We have been involved with patent litigation suits in the past and we may be involved with and subject to similar litigation in the future to defend our intellectual property position. For example, on January 10, 2022, EcoFactor filed a lawsuit against us in U.S. District Court, District of Oregon, alleging Alarm.com's products and services directly and indirectly infringe five U.S. patents owned by EcoFactor. EcoFactor is seeking permanent injunctions, enhanced damages and attorneys' fees. See the section of this Annual Report titled "Legal Proceedings" for additional information on this matter. Should EcoFactor prevail in either of its district court lawsuits we could be required to pay damages in the amount of EcoFactor's lost profits and/or a reasonable royalty for sales of our solution, we could be enjoined from making, using and selling our solution if a license or other right to continue selling such elements is not made available to us or we are unable to design around such patents, and we could be required to pay ongoing royalties and comply with unfavorable terms if such a license is made available to us. While we believe we have valid defenses to EcoFactor's claims, any of these outcomes could result in a material adverse effect on our business.

On July 22, 2021, Causam filed a lawsuit against us in U.S. District Court, Western District of Texas, alleging that Alarm.com's smart thermostats infringe four U.S. patents owned by Causam. Causam is seeking preliminary and permanent injunctions, enhanced damages and attorneys' fees. On July 28, 2021, Causam filed a complaint with the ITC alleging infringement of the same four patents. Causam is seeking a permanent limited exclusion order and permanent cease and desist order. See the section of this Annual Report titled "Legal Proceedings" for additional information on each of these matters. Should Causam prevail in its district court lawsuit we could be required to pay damages and/or a reasonable royalty for sales of our solution, we could be enjoined from making, using and selling our solution if a license or other right to continue selling such elements is not made available to us, and we could be required to pay ongoing royalties and comply with unfavorable terms if such a license is made available to us. While we believe we have valid defenses to Causam's claims, the outcome of these legal claims cannot be predicted with certainty, and any of these outcomes could result in an adverse effect on our business.

Even if we were to prevail in any of these matters, ongoing litigation could continue to be costly and time-consuming, divert the attention of our management and key personnel from our business operations and dissuade potential customers from purchasing our solution, which would also materially harm our business. During the course of each of these litigation matters, we anticipate announcements of the results of hearings and motions, and other interim developments related to the litigation matters at hand. If securities analysts or investors regard these announcements as negative, the market price of our common stock may decline.

We might not prevail in any intellectual property infringement litigation given the complex technical issues and inherent uncertainties in such litigation and our service provider partner contracts may require us to indemnify them against certain liabilities they may incur as a result of our infringement or alleged infringement of any third-party intellectual property. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays or require us to enter into royalty or licensing agreements. In addition, we currently have a limited portfolio of issued patents compared to our larger competitors, and therefore may not be able to effectively utilize our intellectual property portfolio to assert defenses or counterclaims in response to patent infringement claims or litigation brought against us by third parties. Further, litigation may involve patent holding companies or other adverse patent owners who have no relevant products or revenues and against which our potential patents provide no deterrence, and many other potential litigants have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Given our platforms and solutions integrate with many aspects of a property, the risk our platforms and solutions may be subject to these allegations is exacerbated. As we seek to extend our platforms and solutions, we could be constrained by the intellectual property rights of others. If our platforms and solutions exceed the scope of in-bound licenses or violate any third-party proprietary rights, we could be required to withdraw those solutions from the market, re-develop those solutions or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-develop our platforms and solutions, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition, cash flows and results of operations. If we were compelled to withdraw any of our platforms and solutions from the market, our business, financial condition, cash flows and results of operations could be harmed.

We have indemnity obligations to certain of our service provider partners for certain expenses and liabilities resulting from intellectual property infringement claims regarding our platforms and solutions, which could force us to incur substantial costs.

We have indemnity obligations to certain of our service provider partners for intellectual property infringement claims regarding our platforms and solutions. As a result, in the case of infringement claims against these service provider partners, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. We expect that some of our service provider partners may seek indemnification from us in connection with infringement claims brought against them. In addition, we may elect to indemnify service provider partners where we have no contractual obligation to indemnify them and we will evaluate each such request on a case-by-case basis. If a service provider partner elects to invest resources in enforcing a claim for indemnification against us, we could incur significant costs disputing it. If we do not succeed in disputing it, we could face substantial liability. See the section of this Annual Report titled "Legal Proceedings" for additional information regarding this matter and the other legal proceedings we are involved in.

The use of open source software in our platforms and solutions may expose us to additional risks and harm our intellectual property.

Some of our platforms and solutions use or incorporate software that is subject to one or more open source licenses and we may incorporate open source software in the future. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user's software to disclose publicly part or all of the source code to the user's software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on potentially unfavorable terms to us or at no cost.

The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and accordingly there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our platforms and solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our platforms and solutions, to re-develop our platforms and solutions, to discontinue sales of our platforms and solutions or to release our proprietary software code under the terms of an open source license, any of which could harm our business. Further, given the nature of open source software, it may be more likely that third parties might assert copyright and other intellectual property infringement claims against us based on our use of these open source software programs. Litigation could be costly for us to defend, have a negative effect on our business, financial condition, cash flows and results of operations or require us to devote additional research and development resources to change our solutions.

Although we are not aware of any use of open source software in our platforms and solutions that would require us to disclose all or a portion of the source code underlying our core solutions, it is possible that such use may have inadvertently occurred in deploying our platforms and solutions. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our platforms and solutions without our knowledge, we could, under certain circumstances, be required to disclose the source code to our platforms and solutions. This could harm our intellectual property position as well as our business, financial condition, cash flows and results of operations.

Risks Related to Ownership of Our Common Stock

The market price of our common stock has been and will likely continue to be volatile.

The market price of our common stock may be highly volatile and may fluctuate substantially as a result of a variety of factors, some of which are related in complex ways. The market price of our common stock may decline regardless of our operating performance, resulting in the potential for substantial losses for our stockholders, and may fluctuate significantly in response to numerous factors, many of which are beyond our control, including the factors listed below and other factors described in this "Risk Factors" section:

- actual or anticipated fluctuations in our financial condition and operating results;

- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- ratings changes by any securities analysts who follow our company;

- variance in our financial performance from expectations of securities analysts;

- announcements by us or our competitors of significant business developments, technical innovations, acquisitions or new solutions;

- changes in the prices of our platforms and solutions;

- changes in our projected operating and financial results;

- changes in laws or regulations applicable to our platforms and solutions or marketing techniques, or our industry in general;

- our involvement in any litigation, including any lawsuits threatened or filed against us;

- repurchases of our common stock under the stock repurchase program authorized by our board of directors or our sale of our common stock or other securities in the future;

- changes in senior management or key personnel;

- trading volume of our common stock;

- changes in the anticipated future size and growth rate of our market; and

- general economic, regulatory and market conditions in the United States and abroad as well as the uncertainty resulting from the current Macroeconomic Conditions.

The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our common stock. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management's attention.

Sales of a substantial number of shares of our common stock in the public market could cause our market price to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales, particularly sales by our directors, executive officers, and significant stockholders, may have on the prevailing market price of our common stock. Additionally, the shares of common stock subject to outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans, as well as shares issuable upon vesting of restricted stock awards, will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Moreover, some holders of shares of our common stock have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We have also registered shares of common stock that we may issue under our employee equity incentive plans. Accordingly, these shares may be able to be sold freely in the public market upon issuance as permitted by any applicable vesting requirements. See "Conversion of the 2029 Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock" below for further details on the risks related to the dilutive impact of the 2029 Notes.

We are obligated to develop and maintain a system of effective internal control over financial reporting. These internal controls may be determined to be not effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We have been and are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert our internal controls are effective and would be required to disclose any material weaknesses identified in Management's Report on Internal Control over Financial Reporting. While we have established certain procedures and control over our financial reporting processes, we cannot assure you that these efforts will prevent restatements of our financial statements in the future.

Our independent registered public accounting firm is also required, pursuant to Section 404 of the Sarbanes-Oxley Act, to report on the effectiveness of our internal control over financial reporting. For future reporting periods, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. We may not be able to remediate any future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion.

If we are unable to conclude our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion our internal control over financial reporting is effective, investors could lose confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we could be subject to sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Failure to remediate any material weakness in our internal control over financial reporting, or to maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

If securities or industry analysts publish negative reports about our business, or cease coverage of our company, our share price and trading volume could decline.

The trading market for our common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and may be subject to any restrictions on paying dividends in any future indebtedness. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change in control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our board of directors to issue preferred stock, without further stockholder action and with voting liquidation, dividend and other rights superior to our common stock;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent, and limit the ability of our stockholders to call special meetings;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for director nominees; and

- provide that vacancies on our board of directors may be filled only by the vote of a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your common stock in an acquisition.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any action asserting a claim governed by the internal affairs doctrine. Notwithstanding the foregoing, this choice of forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Our amended and restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provision. Furthermore, our amended and restated bylaws provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any claims arising under the Securities Act. The forum selection clause in our amended and restated certificate of incorporation may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Risks Related to our Outstanding Convertible Senior Notes

We may not have the ability to raise the funds necessary to settle cash conversions of the 2029 Notes or to repurchase the 2029 Notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the 2029 Notes.

On January 20, 2021, we issued the 2026 Notes. We received proceeds from the issuance of the 2026 Notes of $484.3 million, net of $15.7 million of transaction fees and other debt issuance costs. On January 14, 2026, we paid $500.0 million in aggregate principal amount to holders of the 2026 Notes, fully settling the outstanding balance. The settlement was funded with cash on hand, consistent with our stated intent, with no shares of common stock issued. On May 31, 2024, we issued the 2029 Notes. The terms of the 2029 Notes are governed by an Indenture, or the 2029 Indenture, by and between Alarm.com Holdings, Inc. and U.S. Bank Trust Company, National Association, as trustee. The 2029 Notes are senior unsecured obligations that bear interest at a rate of 2.25% per annum, payable semiannually in arrears on June 1 and December 1 of each year, beginning on

December 1, 2024, and the principal amount of the 2029 Notes will not accrete. We received proceeds from the issuance of the 2029 Notes of $485.2 million, net of $14.8 million of transaction fees and other debt issuance costs.

Holders of the 2029 Notes will have the right, subject to certain conditions and limited exceptions, to require us to repurchase all or a portion of their notes upon the occurrence of a fundamental change at a fundamental change repurchase price equal to 100% of the principal amount of the 2029 Notes to be repurchased, plus accrued and unpaid special interest or interest, if any, as defined in the 2029 Indenture. In addition, upon conversion of the 2029 Notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the 2029 Notes being converted as defined in the 2029 Indenture. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of 2029 Notes surrendered therefor or pay cash with respect to 2029 Notes being converted. In addition, our ability to repurchase the 2029 Notes or to pay cash upon conversions of the 2029 Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase the 2029 Notes at a time when the repurchase is required by the 2029 Indenture or to pay any cash payable on future conversions of the 2029 Notes as required by the 2029 Indenture would constitute a default under the 2029 Indenture. A default under the 2029 Indenture governing the 2029 Notes or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the 2029 Notes or make cash payments upon conversions thereof.

The conditional conversion feature of the 2029 Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the 2029 Notes is triggered, holders of 2029 Notes will be entitled to convert the 2029 Notes at any time during specified periods at their option. If one or more holders elect to convert their 2029 Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Conversion of the 2029 Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock.

The conversion of some or all of the 2029 Notes may dilute the ownership interests of our stockholders. Upon conversion of the 2029 Notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock. If we elect to settle our conversion obligation in shares of our common stock or a combination of cash and shares of our common stock, any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the 2029 Notes may encourage short selling by market participants because the conversion of the 2029 Notes could be used to satisfy short positions, or anticipated conversion of the 2029 Notes into shares of our common stock could depress the price of our common stock.

The capped call transactions may affect the value of the 2029 Notes and our common stock.

In connection with the 2029 Notes, we entered into privately negotiated capped call transactions with one of the initial purchasers and certain other financial institutions, or the Counterparties. The capped call transactions are generally expected to reduce the potential dilution to holders of our common stock upon any conversion of the 2029 Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 2029 Notes, as the case may be, with such reduction and/or offset subject to a cap.

From time to time, the Counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock in secondary market transactions (and are likely to do so following any conversion of 2029 Notes, any repurchase of the 2029 Notes by us on any fundamental change (as defined in the 2029 Indenture governing the 2029 Notes) repurchase date, any redemption date or any other date on which the 2029 Notes are retired by us). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the 2029 Notes.

The potential effect, if any, of these transactions and activities on the market price of our common stock or the 2029 Notes will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could adversely affect the value of our common stock.

We are subject to counterparty risk with respect to the capped call transactions, and the capped calls may not operate as planned.

The Counterparties are financial institutions, and we will be subject to the risk that they might default under the capped call transactions. Our exposure to the credit risk of the Counterparties will not be secured by any collateral. Global economic conditions have from time to time resulted in the actual or perceived failure or financial difficulties of many financial institutions. If one of the Counterparties becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under our transactions with that counterparty. Our exposure will depend on many factors, but, generally, the increase in our exposure will be correlated with increases in the market price or the volatility of our common stock. In addition, upon a default by one of the Counterparties, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of any of the Counterparties.

In addition, the capped call transactions are complex and they may not operate as planned. For example, the terms of the capped call transactions may be subject to adjustment, modification, or, in some cases, renegotiation if certain corporate or other transactions occur. Accordingly, these transactions may not operate as we intend if we are required to adjust their terms as a result of transactions in the future or upon unanticipated developments that may adversely affect the functioning of the capped call transactions.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Our business is highly dependent on the processing and storage of significant amounts of data, and we have invested and will continue to invest in measures to secure this data. We have implemented and maintain a comprehensive information security program consisting of policies, procedures, and technology designed to maintain the privacy, security and integrity of our data, intellectual property, confidential information, systems and networks. Our information security program is informed by externally established sets of standards, such as those of the National Institute of Standards and Technology and the Center for Internet Security. Among other things, the program includes controls designed to limit and monitor access to our systems, networks and data, prevent inappropriate or unauthorized access or modification, and monitor for threats or vulnerability. We maintain disaster recovery solutions and implement enhancements as necessary and use technologies that assist in preventing theft and abuse of credentials and sensitive data. We also have third parties perform penetration tests as well as security assessments of mobile applications. Our information security program also includes third-party risk management processes that help us oversee and identify risks from our use of third-party service providers. Additionally, we focus our efforts on education and training for employees regarding cybersecurity and implementing security controls for contractors. We also engage consultants to conduct cybersecurity assessments and preparedness analysis. We primarily conduct our business in the United States and are expanding internationally in various other countries. Conducting expanded international operations subjects us to additional risks, including our exposure to cybersecurity incidents.

The risks related to cybersecurity change rapidly, and we aim to update our information security program as frequently as reasonably possible to achieve commercially accepted levels of preparedness. In addition to the core operating environment of Alarm.com, we also have acquired businesses and subsidiaries that in some cases operate data infrastructure that is distinct from the Alarm.com operating environment, and therefore have distinct data security vulnerabilities. The overall management of cybersecurity risk involves coordination between Alarm.com and our acquired businesses and subsidiaries, and data security risks in these entities may be heightened where the technology platform is less mature than the Alarm.com core platform.

We have established an Information Security team led by our Chief Information Officer, who has over 30 years of experience in information technology and cloud operations. Our Information Security team is responsible for assessing, identifying and managing risks from cybersecurity threats. Managing cybersecurity risk has been integrated into our overall risk management system and is a priority that we monitor and review regularly with our board of directors. The Information Security team works closely with our Legal team to make determinations whether a cybersecurity incident has occurred and whether the incident has materially impacted or is reasonably likely to materially impact us. If a cybersecurity incident is deemed material, the incident would be communicated to various members of the Alarm.com leadership team and with the board of directors. The board of directors oversees our overall risk management system, including cybersecurity risks. The Chief Information Officer presents at Board meetings and discusses specific risk areas, including those relating to cybersecurity.

To date, there have not been any cybersecurity threats or incidents that have materially impacted or are reasonably likely to materially impact our business strategy, results of operations or financial condition. Refer to Item 1A. "Risk Factors" for a discussion of risks related to data security and the associated risks to our business.

ITEM 2. PROPERTIES

Our Facilities

Our principal office is located in Tysons, Virginia and is used by our Alarm.com segment for sales and marketing, research and development, customer service and administrative purposes. As of December 31, 2025, we occupied 250,210 square feet of commercial space in our principal office under a lease we entered into in August 2014 that is scheduled to expire in 2034. This lease agreement has been periodically amended to expand our square footage as we have continued to grow, including the most recent expansions in 2024 and 2025.

Our Alarm.com segment also leases offices in Bloomington, Minnesota; Boston, Massachusetts; and Redwood City, California as well as in other locations. Our Other segment leases an office in Brooklyn, New York as well as in other locations. Our Alarm.com segment owns a commercial building located in Liberty Lake, Washington as well as buildings in other locations. These facilities are used for sales and training, research and development, technical support, warehousing and administrative purposes.

ITEM 3. LEGAL PROCEEDINGS

On January 10, 2022, EcoFactor, Inc., or EcoFactor, filed a lawsuit against us in U.S. District Court, District of Oregon, alleging Alarm.com's products and services directly and indirectly infringe five U.S. patents owned by EcoFactor. EcoFactor is seeking a permanent injunction, enhanced damages and attorneys' fees. EcoFactor had previously asserted two of the same patents against us in an October 2019 complaint with the U.S. International Trade Commission, or ITC. In July 2021, the ITC found in favor of Alarm.com. EcoFactor appealed the decision but withdrew its appeal in December 2021. We moved to dismiss the Oregon case for failure to state a claim on March 28, 2022. On April 18, 2022, the district court stayed the case at the request of the parties pending the disposition of other proceedings involving the asserted patents. These proceedings include four ex parte reexamination proceedings at the U.S. Patent and Trademark Office and one inter partes review. Three of the patents were found unpatentable in reexamination. The decision with respect to one of the patents was affirmed by the United States Court of Appeals for the Federal Circuit, or Federal Circuit, on January 21, 2026, EcoFactor filed an appeal of the decision with respect to the second patent with the Federal Circuit on November 20, 2025, and EcoFactor is appealing the rejection of the third patent to the Patent Trial and Appeal Board, or PTAB, having filed its appeal brief on June 10, 2024. Ex parte reexamination of a fourth patent concluded on August 23, 2023 after the claims were amended. On April 18, 2022, all claims of a fifth patent were found unpatentable by the PTAB in inter partes review, and all claims were canceled on February 1, 2024.

Should EcoFactor prevail in its lawsuit we could be required to pay damages and/or a reasonable royalty for sales of our solution, we could be enjoined from making, using and selling our solution if a license or other right to continue selling such elements is not made available to us, and we could be required to pay ongoing royalties and comply with unfavorable terms if such a license is made available to us. While we believe we have valid defenses to EcoFactor's claims, the outcome of these legal claims cannot be predicted with certainty and any of these outcomes could result in an adverse effect on our business.

On July 22, 2021, Causam Enterprises, Inc., or Causam, filed a lawsuit against us in U.S. District Court, Western District of Texas, alleging that Alarm.com's smart thermostats infringe four U.S. patents owned by Causam. Causam is seeking preliminary and permanent injunctions, enhanced damages and attorneys' fees. Causam had previously asserted the same four patents against us in a July 2021 complaint with the ITC. In February 2023, the ITC found in favor of Alarm.com and Causam's appeal of the decision with respect to one patent was dismissed as moot on October 15, 2025 based on the Federal Circuit's affirmance, on the same day, of a PTAB decision that found the patent at issue in the appeal is invalid. Separately, the Federal Circuit affirmed a PTAB decision finding a second of the asserted patents invalid on September 5, 2025. Before we responded to Causam's district court complaint, the court issued a stay of the case until the ITC investigation was finally resolved. Now that the appeal proceedings have been completed in the ITC investigation, Causam may seek to pursue the district court lawsuit.

Should Causam choose to pursue the district court lawsuit, and prevail, then we could be required to pay damages and/or a reasonable royalty for sales of our solution, we could be enjoined from making, using and selling our solution if a license or other right to continue selling such elements is not made available to us, and we could be required to pay ongoing royalties and comply with unfavorable terms if such a license is made available to us. While we believe we have valid defenses to Causam's claims, the outcome of these legal claims cannot be predicted with certainty, and any of these outcomes could result in an adverse effect on our business.

On July 3, 2025, SkyBell Technologies, Inc., or SkyBell, filed a lawsuit against us in U.S. District Court, Eastern District of Virginia, alleging that Alarm.com misappropriated SkyBell's trade secrets relating to video doorbells. SkyBell is seeking injunctive relief, enhanced damages, attorneys' fees, a constructive trust, and an order that Alarm.com assign to SkyBell the alleged trade secrets. On August 25, 2025, we moved to dismiss the complaint as barred by the statute of limitations.

Should SkyBell prevail in its lawsuit, we could be required to pay damages and/or a reasonable royalty for sales of our solution, we could be enjoined from making, using and selling our solution if a license or other right to continue selling such elements is not made available to us, we could be required to pay ongoing royalties and comply with unfavorable terms if such a license is made available to us, and we could be required to assign, transfer, and return any SkyBell trade secret that we are found to improperly possess. While we believe we have valid defenses to SkyBell's claims, the outcome of these legal claims cannot be predicted with certainty, and any of these outcomes could result in an adverse effect on our business.

In addition to the matters described above, we may be required to provide indemnification to certain of our service provider partners for certain claims regarding our solutions.

We may also be a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. For a description of our legal proceedings, see Note 14 to our consolidated financial statements for additional information.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock commenced trading on The Nasdaq Global Select Market on June 26, 2015 and trades under the symbol "ALRM." Prior to June 26, 2015, there was no public market for our common stock. On February 12, 2026, the closing price of our common stock on The Nasdaq Global Select Market was $45.62 per share.

Holders

As of February 12, 2026, there were 19 stockholders of record of our common stock, one of which is Cede & Co., a nominee for Depository Trust Company, or DTC. All of the shares of common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC, and are considered to be held of record by Cede & Co. as one stockholder.

Dividends

We cannot provide any assurance that we will declare or pay cash dividends on our common stock in the future. We currently anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and we do not anticipate paying cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of current or then-existing debt instruments and other factors the board of directors deems relevant.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act.

Beginning with this Annual Report on Form 10-K, we have revised the indexes used for comparison in the stock performance graph. In prior filings, the stock performance graph compared the cumulative total return of our common stock to the Standard & Poor's 500 Index, or S&P 500 Index, and the Nasdaq Composite Index. We believe the Russell 2000 Index and the S&P North American Expanded Technology Software Index provide a more appropriate comparison group for our business. Accordingly, the stock performance graph now compares the cumulative total return of our common stock to these indexes. We believe these indexes provide a more relevant benchmark for evaluating our stock performance because they more closely reflect the market capitalization profile and industry characteristics of our business and peer companies.

This change in indexes affects only the presentation of the stock performance graph and does not reflect any change in our business, operations or strategy. For purposes of comparison, the stock performance graph for the current year includes both the historical indexes and the new indexes. The S&P 500 Index and Nasdaq Composite Index will not be included in future stock performance graphs.

The following graph shows a comparison for the period from December 31, 2020 through December 31, 2025 of the cumulative total return for (i) our common stock, (ii) the Nasdaq Composite Index, (iii) S&P 500 Index, (iv) the Russell 2000 Index and (v) the S&P North American Expanded Technology Software Index, assuming an initial investment of $100 on the last trading day for the fiscal year ended December 31, 2020 and reinvestment of all dividends. The returns in the graph are not intended to forecast or be indicative of possible future performance of our common stock.


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Alarm.com Holdings, Inc.
Nasdaq Composite
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Recent Sales of Unregistered Securities

None.

Use of Proceeds

None.

Issuer Purchases of Equity Securities

On December 3, 2020, our board of directors authorized a stock repurchase program, under which we were authorized to purchase up to an aggregate of $100.0 million of our outstanding common stock during the three-year period ending December 3, 2023. On February 15, 2023, our board of directors authorized the cancellation of the balance under the stock repurchase program ending December 3, 2023, and also authorized a stock repurchase program, effective February 23, 2023, under which we were authorized to purchase up to an aggregate of $100.0 million of our outstanding common stock during the two-year period ending February 23, 2025.

On May 24, 2024, our board of directors authorized the repurchase of our common stock in connection with the issuance of the 2029 Notes, the cancellation of the balance under the stock repurchase program ending February 23, 2025, and also authorized a stock repurchase program, effective May 31, 2024, under which we are authorized to purchase up to an aggregate of $100.0 million of our outstanding common stock during the two-year period ending May 31, 2026.

We utilize our stock repurchase program in an effort to return surplus cash to stockholders when we believe the repurchase of such shares represents an attractive allocation of capital. Our board of directors determines repurchase program amounts through an analysis of projected capital needs to sustain growth as well as to meet other investing and financing criteria. In determining whether to authorize repurchases and the size of the repurchase program, our board of directors considers whether we have funds legally available to repurchase shares of common stock and various alternative uses for our cash and cash equivalents.

The stock repurchase program is designed to enable us to make both opportunistic repurchases based on market conditions at management's discretion and consistent repurchases over time. Stock repurchases may be made through a variety of methods, including open-market transactions (including pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act), privately negotiated transactions, block trades, tender offers and by any combination of the foregoing.

The following table contains information relating to the repurchases of our common stock made by us and the approximate dollar value of shares that may yet be purchased under our stock repurchase program during the three months ended December 31, 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as a Part of a Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
October 1 to October 31, 2025	—	$ —	—	$ 77,580,956
November 1 to November 30, 2025	99,426	50.00	99,426	72,609,851
December 1 to December 31, 2025	273,574	51.80	273,574	58,438,881
Total	373,000	$ 51.32	373,000	

We withhold shares of common stock in connection with the vesting of restricted stock unit awards issued to employees to satisfy applicable tax withholding requirements. These withheld shares are not issued or considered common stock repurchases under our stock repurchase program and therefore, are excluded from our repurchase activity.

We are subject to a 1.0% excise tax on the value of net corporate stock repurchases under the Inflation Reduction Act of 2022. When applicable, the excise tax will be included as part of the cost basis of shares acquired and is presented within stockholders' equity in the consolidated balance sheets and will be excluded from amounts presented for shares purchased.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review Item 1A. "Risk Factors" and "Special Note Regarding Forward-Looking Statements" in this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Alarm.com is the leading platform for intelligently connected properties. Our cloud-based platform offers an expansive suite of IoT solutions addressing global opportunities in the residential, multi-family, small business, enterprise commercial and energy markets. Alarm.com's solution suite includes security, video surveillance and video analytics, energy management, access control, electric utility grid management, active shooter detection, water management, personal safety and data-rich emergency response. During 2025, our platforms processed more than 365 billion data points generated by over 170 million connected devices. We believe this scale of subscribers, connected devices and data operations makes us the leader in the connected property market.

Alarm.com has established a global network of trusted service provider partners who distribute our solutions to their customers. Our service provider partners represent a wide range of independent businesses, and are experts at selling, installing and supporting our technology. They depend on the Alarm.com platform for connected property technology and to operate and manage their businesses efficiently.

Alarm.com primarily generates SaaS and license revenue through our service provider partners, who resell our services and pay us monthly fees. Contracts with our service provider partners typically have an initial term of one year, with subsequent renewal terms of one year. Our service provider partners have indicated that they typically have three to five-year service contracts with residential and commercial property owners who use our solutions. We also generate hardware and other revenue, primarily from our service provider partners and distributors. Our hardware sales include connected devices that enable our services, such as video cameras, video recorders, gunshot detection sensors, gateway modules and smart thermostats. We believe our network of service providers and the length of our service relationships with residential and commercial property owners, combined with our robust SaaS platforms and over 20 years of operating experience, contribute to a compelling business model.

Our solutions are designed to make both residential and commercial properties safer, smarter and more efficient. Our technology platforms support property owners who subscribe to our services, the hardware partners who manufacture devices that integrate with our platforms and the service provider partners who install and maintain our solutions.

The Alarm.com platform enables our service provider partners to address the needs of a broad range of residential and commercial customers. They can deploy interactive security, video monitoring, property automation, access control, energy management, gunshot detection, water management, vehicle and fleet management, and personal safety solutions as stand-alone offerings or as integrated solutions.

Executive Overview and Highlights of 2025 and 2024 Results

We primarily generate SaaS and license revenue, our largest source of revenue, through our service provider partners, who resell our services and pay us monthly fees. Our service provider partners sell, install and support Alarm.com solutions that enable residential and commercial property owners to intelligently secure, connect, control and automate their properties. Our subscribers consist of all of the properties maintained by those residential and commercial property owners to which we are delivering at least one of our solutions. We derive a portion of our revenue from licensing our intellectual property to third parties on a per customer basis. SaaS and license revenue represented 68%, 67% and 65% of our revenue in 2025, 2024 and 2023, respectively.

We also generate SaaS and license revenue from monthly fees charged to service providers on a per subscriber basis for access to our non-hosted software platform, or Software platform. The non-hosted software for interactive security, automation and related solutions is typically deployed and operated by the service provider in its own network operations center. Software license revenue represented 2%, 2% and 3% of our revenue in 2025, 2024 and 2023, respectively.

We also generate revenue from the sale of many types of hardware, including video cameras, video recorders, cellular radio modules, smart thermostats, image sensors, gunshot detection sensors and other peripherals, that enable our solutions. Our hardware and other revenue also includes our revenue from the sale of perpetual licenses that provide our customers in the commercial market the right to use our video surveillance software for an indefinite period of time in exchange for a one-time license fee. Additionally, our hardware and other revenue includes our revenue from the sale of licenses that provide our customers the right to use our gunshot detection solution in exchange for license fees. Hardware and other revenue represented 32%, 33% and 35% of our revenue in 2025, 2024 and 2023, respectively. We typically expect hardware and other revenue to fluctuate as a percentage of total revenue.

Highlights of our financial performance for the periods covered in this Annual Report include:

- SaaS and license revenue increased 9% to $689.4 million in 2025 from $631.2 million in 2024. SaaS and license revenue increased 11% to $631.2 million in 2024 from $569.2 million in 2023. Software license revenue decreased to $17.7 million in 2025 from $20.3 million in 2024. Software license revenue decreased to $20.3 million in 2024 from $23.2 million in 2023.

- Total revenue increased 8% to $1.0112 billion in 2025 from $939.8 million in 2024. Total revenue increased 7% to $939.8 million in 2024 from $881.7 million in 2023.

- Net income increased 7% to $131.6 million in 2025 from $122.5 million in 2024. Net income increased 52% to $122.5 million in 2024 from $80.3 million in 2023. Net income attributable to common stockholders increased 7% to $132.6 million in 2025 from $124.1 million in 2024. Net income attributable to common stockholders increased 53% to $124.1 million in 2024 from $81.0 million in 2023.

- Non-GAAP adjusted EBITDA, a non-GAAP measurement of operating performance, increased to $206.0 million in 2025 from $176.2 million in 2024. Non-GAAP adjusted EBITDA increased to $176.2 million in 2024 from $154.0 million in 2023.

Please see *Non-GAAP Measures* below in this section of this Annual Report for a discussion of the limitations of non-GAAP adjusted EBITDA (a non-GAAP measure) and a reconciliation of non-GAAP adjusted EBITDA from net income, the most directly comparable measurement in accordance with GAAP, for the years ended December 31, 2025, 2024 and 2023.

Historical Trends within the Financial Results

Information about current period and prior period acquisitions that may affect the comparability of our historical financial information is included in Item 1. Business – Governance – Corporate Information. Information about the 2029 Notes and the related interest expense as well as changes in legal costs, which may affect the comparability of historical financial information, is disclosed in the Comparison of Years Ended December 31, 2025 to December 31, 2024 section below within Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations." Information about investments in unconsolidated entities accounted for under the equity method of accounting and the related equity method income from our investments in unconsolidated entities as well as acquisitions, which may affect the comparability of historical financial information, is disclosed in the Comparison of Years Ended December 31, 2025 to December 31, 2024 section below within Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Geographic Areas

We believe there is significant opportunity to expand our international business, as 5% of our total revenue during the year ended December 31, 2025 originated from customers located outside of North America. Our products are currently localized and available in over 50 countries outside of North America.

Recent Developments

On November 20, 2025, we paid $30.1 million in cash to purchase 20.3% of the outstanding shares of Pronet. We do not have a controlling financial interest in Pronet, but based on the legal form of Pronet, our level of ownership and our extent of influence, we concluded that this equity investment in Pronet, which is included in the Alarm.com segment, does not meet the criteria for consolidation and will be accounted for under the equity method of accounting.

On November 21, 2025, EnergyHub acquired 100% of the issued and outstanding shares of capital stock of RGS. RGS provides demand response aggregation and program management services for utilities. The acquisition is anticipated to strengthen EnergyHub's position in the demand response market as well as make new demand energy response classes available to RGS customers. On November 21, 2025, in consideration for the purchase of 100% of the issued and outstanding shares of capital stock of RGS, we paid $77.2 million in cash. Pursuant to the terms of the stock purchase agreement, following the preliminary determination of the working capital of RGS as of the closing date, the purchase price increased by $1.6 million. The working capital adjustment is expected to be finalized during the first quarter of 2026. The purchase price allocation was not finalized as of the filing date of this Annual Report on Form 10-K and is primarily pending the final determination of the working capital adjustment.

On January 14, 2026, we paid $500.0 million in aggregate principal amount to holders of the 2026 Notes, fully settling the outstanding balance. The settlement was funded with cash on hand, consistent with our stated intent, with no shares of common stock issued.

The global economy, credit markets and financial markets have and may continue to experience significant volatility as a result of the Macroeconomic Conditions. These Macroeconomic Conditions have and may continue to create supply chain disruptions, inventory disruptions, and fluctuations in economic growth, including fluctuations in employment rates, inflation, tariffs, energy prices and consumer sentiment. It remains difficult to assess or predict the ultimate duration and economic impact of the Macroeconomic Conditions. Prolonged uncertainty with respect to the Macroeconomic Conditions could cause further economic slowdown or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

Other Business Metrics

We regularly monitor a number of financial and operating metrics in order to measure our current performance and estimate our future performance. Our other business metrics may be calculated in a manner different from the way similar business metrics used by other companies are calculated and include the following (dollars in thousands):

	Year Ended December 31,		
	2025	2024	2023
SaaS and license revenue	$ 689,397	$ 631,198	$ 569,200
Non-GAAP adjusted EBITDA	206,005	176,239	153,967
SaaS and license revenue renewal rate	95 %	95 %	94 %

SaaS and License Revenue

SaaS and license revenue is a GAAP measure that we use to measure our current performance and estimate our future performance. We believe SaaS and license revenue is an indicator of the productivity of our existing service provider partners and their ability to activate and maintain subscribers using our intelligently connected property solutions, our ability to add new service provider partners reselling our solutions, the demand for our intelligently connected property solutions and the pace at which the market for these solutions is growing.

Non-GAAP Adjusted EBITDA

Non-GAAP adjusted EBITDA is a non-GAAP measure that represents our net income before interest expense, interest income, certain activity within other income / (expense), net, provision for income taxes, income from equity method investments, net, amortization and depreciation expense, stock-based compensation expense, acquisition-related expense, legal costs and settlement fees incurred and received in connection with non-ordinary course litigation and other disputes, particularly costs involved in ongoing intellectual property litigation. We do not consider these items to be indicative of our core operating performance. The non-cash items include amortization and depreciation expense; income from equity method investments, net; amortization of debt issuance costs for the January 20, 2021 issuance of $500.0 million aggregate principal amount of 0% convertible senior notes due January 15, 2026, or the 2026 Notes, included in interest expense; amortization of debt issuance costs for the May 31, 2024 issuance of $500.0 million aggregate principal amount of 2.25% convertible senior notes due June 1, 2029, or the 2029 Notes, included in interest expense; and stock-based compensation expense related to restricted stock units and other forms of equity compensation, including, but not limited to, the sale of common stock. We do not adjust for ordinary course legal expenses resulting from maintaining and enforcing our intellectual property portfolio and license agreements.

We record interest expense primarily related to our 2026 Notes and 2029 Notes. We exclude interest expense in calculating non-GAAP adjusted EBITDA because we believe the exclusion of interest expense will provide for more meaningful information about our financial performance. We exclude interest income and certain activity within other income / (expense), net including gains, losses or impairments on investments without readily determinable fair values and other assets, gains on settlement fees and losses on the early extinguishment of debt, when applicable, from non-GAAP adjusted EBITDA because we do not consider it part of our ongoing results of operations. We exclude the impact related to our provision for income taxes and income from equity method investments, net from non-GAAP adjusted EBITDA because we do not consider these adjustments to be part of our ongoing results of operations.

GAAP requires that operating expenses include the amortization of acquired intangible assets, which principally include acquired customer relationships, developed technology and trade names. We exclude amortization of intangibles from non-GAAP adjusted EBITDA because we do not consider amortization expense when we evaluate our ongoing business operations, nor do we factor amortization expense into our evaluation of potential acquisitions, or our measurement of the performance of those acquisitions. We believe the exclusion of amortization expense enables the comparison of our performance to other companies in our industry as other companies may be more or less acquisitive than we are, and therefore, amortization expense may vary significantly by company based on their acquisition history. Although we exclude amortization of acquired intangible assets from non-GAAP adjusted EBITDA, management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation.

We record depreciation primarily for investments in property and equipment. We exclude depreciation in calculating non-GAAP adjusted EBITDA because we do not consider depreciation when we evaluate our ongoing business operations.

We exclude stock-based compensation expense, which relates to restricted stock units and other forms of equity incentives primarily awarded to employees of Alarm.com, because they are non-cash charges that we do not consider when assessing the operating performance of our business. Additionally, the determination of stock-based compensation expense can be calculated using various methodologies and is dependent upon subjective assumptions and other factors that vary on a company-by-company basis. Therefore, we believe excluding stock-based compensation expense from non-GAAP adjusted EBITDA improves the comparability of our results to the results of other companies in our industry.

Included in operating expenses are incremental costs directly related to business and asset acquisitions as well as changes in the fair value of contingent consideration liabilities, when applicable. We exclude acquisition-related expense from non-GAAP adjusted EBITDA because we believe the exclusion of this expense allows us to better provide meaningful information about our operating performance, facilitates comparisons to our historical operating results, improves the comparability of our results to the results of other companies in our industry, and ultimately, we believe helps investors better understand the acquisition-related expense and the effects of the transaction on our results of operations.

We exclude non-ordinary course litigation expense because we do not consider legal costs and settlement fees incurred and received in litigation and litigation-related matters of non-ordinary course lawsuits and other disputes, particularly costs incurred in ongoing intellectual property litigation, to be indicative of our core operating performance. We do not adjust for ordinary course legal expenses, including those expenses resulting from maintaining and enforcing our intellectual property portfolio and license agreements.

Non-GAAP adjusted EBITDA is a key measure our management uses to understand and evaluate our core operating performance and trends to generate future operating plans, to make strategic decisions regarding the allocation of capital, and to make investments in initiatives that are focused on cultivating new markets for our solutions. In particular, the exclusion of certain expenses in calculating non-GAAP adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis and, in the case of exclusion of acquisition-related adjustments and certain historical legal expenses, excludes items that we do not consider to be indicative of our core operating performance. Non-GAAP adjusted EBITDA is not a measure calculated in accordance with GAAP and should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Please see *Non-GAAP Measures* in this section for a discussion of the limitations of non-GAAP adjusted EBITDA and a reconciliation of non-GAAP adjusted EBITDA from net income, the most directly comparable GAAP measurement, for the years ended December 31, 2025, 2024 and 2023.

SaaS and License Revenue Renewal Rate

Our SaaS and license revenue renewal rate is an operating metric. We measure our SaaS and license revenue renewal rate on a trailing 12-month basis by dividing (a) the total SaaS and license revenue recognized during the trailing 12-month period from our subscribers on our Alarm.com platform who were subscribers on the first day of the period, by (b) total SaaS and license revenue we would have recognized during the period from those same subscribers assuming no terminations, or service level upgrades or downgrades. The SaaS and license revenue renewal rate represents both residential and commercial properties. Our SaaS and license revenue renewal rate is expressed as an annualized percentage and it is calculated across our entire subscriber base on the Alarm.com platform excluding subscribers of service providers that may use one of our other platforms as a substitute for the Alarm.com platform. Our service provider partners have indicated that they typically have three to five-year service contracts with residential and commercial property owners who use our solutions. Our SaaS and license revenue renewal rate includes subscribers whose contract with their service provider reached the end of its contractual term during the measurement period, as well as subscribers whose contract with their service provider has not reached the end of its contractual term during the measurement period, and is not intended to estimate the rate at which our subscribers renew their contracts with our service provider partners. We believe our SaaS and license revenue renewal rate allows us to measure our ability to retain and grow our SaaS and license revenue and serves as an indicator of the lifetime value of our subscriber base.

Components of Operating Results

Our fiscal year ends on December 31. The key elements of our operating results include:

Revenue

We derive our revenue from three primary sources: the sale of cloud-based SaaS services on our integrated Alarm.com platform, the sale of licenses and services on the Software platform and the sale of hardware products. We sell our platform and hardware solutions to service provider partners that resell our solutions and hardware to residential and commercial property owners, who are the service provider partners' customers.

SaaS and License Revenue. We generate the majority of our SaaS and license revenue primarily from monthly fees charged to our service provider partners on a per subscriber basis for access to our cloud-based intelligently connected property platform and related solutions. Our fees per subscriber vary based upon the service plan and features utilized.

We offer multiple service level packages for our platform solutions including a range of solutions and a range of a la carte add-ons for additional features. The fee paid by our service provider partners each month for the delivery of our solutions is based on the combination of packages and add-ons enabled for each subscriber. We utilize tiered pricing plans where our service provider partners may receive prospective pricing discounts driven by volume.

We also generate SaaS and license revenue from the fees paid to us when we license our intellectual property to third parties for use of our patents. In addition, in certain markets, our EnergyHub subsidiary sells its demand response service for an annual service fee, with pricing based on the number of subscribers or amount of aggregate electricity demand made available for a utility's or market's control.

Software License Revenue. Our SaaS and license revenue also includes our software license revenue from monthly fees charged to service providers on a per subscriber basis for access to our Software platform. The non-hosted software for interactive security, automation and related solutions is typically deployed and operated by the service provider in its own network operations center. Our agreements for the Software platform solution typically include software and services, such as post-contract customer support, or PCS. Software license revenue included in SaaS and license revenue is expected to continue to decline over time as we transition subscribers to our cloud-based hosted platform.

Hardware and Other Revenue. We generate hardware and other revenue primarily from the sale of video cameras, video recorders, smart thermostats and cellular radio modules that provide access to our cloud-based platforms and, to a lesser extent, the sale of other devices, including image sensors, gunshot detection sensors and peripherals. We primarily transfer hardware to our customers upon delivery to the customer, which corresponds with the time at which the customer obtains control of the hardware. We record a reserve against revenue for hardware returns based on historical returns.

Our hardware and other revenue also includes our revenue from the sale of perpetual licenses that provide our customers in the commercial market the right to use our video surveillance software for an indefinite period of time in exchange for a one-time license fee. Additionally, our hardware and other revenue includes our revenue from the sale of licenses that provide our customers the right to use our gunshot detection solution in exchange for license fees. Hardware and other revenue may also include activation fees charged to some of our service provider partners for activation of a new subscriber account on our platforms, as well as fees paid by service provider partners for our marketing services. The decision whether to charge an activation fee is based in part on the expected number of subscribers to be added by our service provider partners and as a result, many of our largest service provider partners do not pay an activation fee.

Our revenue, and in particular our hardware revenue, has in the past and may in the future be negatively affected by the Macroeconomic Conditions and their related impacts. It remains difficult to assess or predict the ultimate duration and economic impact of the Macroeconomic Conditions.

Cost of Revenue

Our cost of SaaS and license revenue primarily includes the amounts paid to wireless network providers and, to a lesser extent, the costs of running our network operations centers which are expensed as incurred, as well as patent and royalty costs in connection with technology licensed from third-party providers and amounts paid to distributed energy resource providers. Our cost of SaaS and license revenue also includes our cost of software license revenue, which primarily includes the payroll and payroll-related costs of the department dedicated to providing service exclusively to those service providers that host the Software platform. As of December 31, 2025 and 2024, we had 66 and 74 employees who manufacture hardware for our suite of IoT solutions, respectively. Our cost of hardware and other revenue primarily includes cost of raw materials, tooling, freight shipments and amounts paid to our third-party manufacturer for production and fulfillment of our cellular radio modules and image sensors, and procurement costs for our video cameras, video recorders, smart thermostats and gunshot detection sensors, which we purchase from an original equipment manufacturer, and other devices. Cost of hardware and other revenue also includes material costs and labor cost related to our employees who manufacture hardware for our suite of IoT solutions. Additionally, our cost of hardware and other revenue includes royalty costs in connection with technology licensed from third-party providers.

We record the cost of SaaS and license revenue as expenses are incurred, which corresponds to the delivery period of our services to our subscribers. We record the cost of hardware and other revenue primarily when the hardware and other services are delivered to the service provider partner, which occurs when control of the hardware and other services transfers to the service provider partner. Our cost of revenue excludes amortization and depreciation shown in operating expenses.

In April 2025, the U.S. government announced a baseline tariff of 10% on all products imported into the United States (with certain limited exceptions) and additional individualized tariffs based on country of origin at different rates per country. Certain of these tariffs have been subsequently paused or modified, and the situation remains fluid. The United States and/or countries into which we import products have adjusted and/or imposed and may, in the future, adjust and/or impose new quotas, duties, tariffs or reciprocal tariffs or other restrictions. A significant portion of our hardware is produced outside the United States, including in Vietnam, Thailand and Taiwan. The U.S. government has since announced several tariff framework agreements, including with countries where a significant portion of our hardware is produced. While we began passing through the costs of baseline tariffs to our customers in the second quarter of 2025, as of December 31, 2025, we had not yet adjusted those pass-throughs to account for certain newer tariffs at higher rates. As a result, we began to absorb those additional costs, which we expect will negatively impact our hardware revenue margins in 2026. The ultimate impact of any tariffs will depend on various factors, including how long such tariffs remain in place, the ultimate levels of such tariffs, the outcome of pending legal challenges to their validity, how other countries respond to the U.S. tariffs, and the specific timing of when we implement higher pass-through costs.

Operating Expenses

Our operating expenses consist of sales and marketing, general and administrative, research and development and amortization and depreciation expenses. Salaries, bonuses, stock-based compensation, benefits and other personnel related costs are the most significant components of each of these expense categories, excluding amortization and depreciation. We include stock-based compensation expense in connection with the grant of restricted stock units and other forms of equity compensation, including equity compensation with performance conditions, in the applicable operating expense category based on the respective equity award recipient's function (sales and marketing, general and administrative or research and development). We grew from 2,010 employees as of January 1, 2025 to 2,058 employees as of December 31, 2025. We may continue to hire new employees to support the projected future growth of our business.

Sales and Marketing Expense. Sales and marketing expense consists primarily of personnel and related expenses for our sales and marketing teams, including salaries, bonuses, stock-based compensation, benefits, travel, and commissions. Our sales and marketing teams engage in sales, account management, service provider partner support, advertising, promotion of our products and services and marketing.

The number of employees in sales and marketing functions increased from 572 as of January 1, 2025 to 607 as of December 31, 2025. We expect to continue to invest in our sales and marketing activities to expand our business both domestically and internationally. We may increase the size of our sales force and our service provider partner support team to provide additional support to our existing service provider partner base to drive their productivity in selling our solutions as well as to enroll new service provider partners in North America and in international markets.

General and Administrative Expense. General and administrative expense consists primarily of personnel and related expenses for our administrative, legal, human resources, finance and accounting personnel, including salaries, bonuses, stock-based compensation, benefits and other personnel costs. Additional expenses included in this category are legal costs, including those that are incurred to defend and license our intellectual property, as well as non-personnel costs, such as travel-related expenses, rent, subcontracting and professional fees, audit fees, tax services, and insurance expenses. Also included in general and administrative expenses are credit losses and acquisition-related expenses, which consist primarily of legal, accounting and professional service fees directly related to acquisitions and valuation gains or losses on acquisition-related contingent liabilities.

The number of employees in general and administrative functions decreased from 237 as of January 1, 2025 to 235 as of December 31, 2025. Excluding intellectual property litigation and acquisition-related expense, we expect general and administrative costs to increase prospectively as our business grows. This includes cost increases related to human resources, accounting, finance, and legal personnel, additional external legal, audit fees and other expenses associated with regulations governing public companies. While somewhat unpredictable, we also expect to continue to incur costs related to litigation involving intellectual property. See the section of this Annual Report titled "Legal Proceedings" for additional information regarding litigation matters.

Research and Development Expense. Research and development expense consists primarily of personnel and related expenses for our employees working on our product development and software and device engineering teams as well as employees supporting research and development efforts, including salaries, bonuses, stock-based compensation, benefits and other personnel costs. Also included are non-personnel costs such as consulting and professional fees paid to third-party development resources.

The number of employees in research and development functions increased from 1,127 as of January 1, 2025 to 1,150 as of December 31, 2025. Our research and development efforts are focused on innovating new features and enhancing the functionality of our platforms and the solutions we offer to our service provider partners and subscribers. We will also continue to invest in efforts to extend our platforms to adjacent markets and internationally to maintain our leadership position in the development of intelligently connected property technology, and continued enhancement of our Partner Services Platform, a comprehensive suite of enterprise-grade business management solutions for our service provider partners.

Amortization and Depreciation. Amortization and depreciation consists of amortization of intangible assets originating from our acquisitions as well as our internally-developed capitalized software. Our depreciation expense is related to investments in property and equipment. Acquired intangible assets include developed technology, customer related intangibles, trademarks and trade names. We expect in the near term that amortization and depreciation may fluctuate based on our acquisition activity, development of our platforms and capitalized expenditures.

Interest Expense

We record interest expense associated with our 2026 Notes and 2029 Notes. Interest expense in 2026 is expected to decrease as compared to 2025 due to the maturity of the 2026 Notes on January 15, 2026.

Interest Income

Interest income consists of interest income earned on our cash and cash equivalents, our notes receivable and our restricted cash. Interest income in 2025 will depend, in part, on our use of cash and fluctuations in interest rates.

Other Income / (Expense), Net

Other income / (expense), net primarily consists of non-operating and miscellaneous expense and income, including the impacts of fluctuations in foreign currency exchange rates as well as gains and losses on equity securities.

Provision for Income Taxes

We are subject to U.S. federal, state and local income taxes as well as foreign income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes will be due. For the year ended December 31, 2025, our effective tax rate was above the 21.0% statutory rate primarily due to the impact of state taxes, foreign withholding taxes and other nondeductible expenses, partially offset by the impact of 2025 research and development tax credits claimed and a favorable true-up adjustment of our 2024 income tax provision estimate associated with research and development tax credits. We recognize stock-based compensation tax shortfalls and excess tax windfall benefits on a discrete basis during the quarter in which they occur, and we anticipate our effective tax rate will vary from quarter to quarter depending on our stock price as well as the vesting and exercises of various forms of equity compensation under our equity incentive plans each period, including restricted stock units and stock options.

Income from Equity Method Investments, Net

Income from equity method investments, net primarily consists of our share of the net assets and net income / (losses) of our investees accounted for under the equity method, including the impacts of amortization expense related to basis differences.

Results of Operations

The following table sets forth our selected consolidated statements of operations (in thousands) and data as a percentage of revenue for the periods presented. Certain previously reported amounts in the consolidated statements of operations for the year ended December 31, 2024 have been reclassified to conform to our current presentation to reflect income from equity method investments, net, as a separate line item, which was previously included in other income / (expense), net.

Consolidated Statements of Operations

	Year Ended December 31,					
	2025		2024		2023	
Revenue:						
SaaS and license revenue	$ 689,397	68 %	$ 631,198	67 %	$ 569,200	65 %
Hardware and other revenue	321,790	32	308,629	33	312,482	35
Total revenue	1,011,187	100	939,827	100	881,682	100
Cost of revenue[1]:						
Cost of SaaS and license revenue	96,200	10	89,512	10	85,898	10
Cost of hardware and other revenue	246,095	24	236,637	25	239,261	27
Total cost of revenue	342,295	34	326,149	35	325,159	37
Operating expenses:						
Sales and marketing [2]	123,788	12	111,242	12	100,226	11
General and administrative [2]	110,418	11	108,879	12	112,930	13
Research and development [2]	270,229	27	255,878	27	245,114	28
Amortization and depreciation	30,819	3	29,131	3	31,424	4
Total operating expenses	535,254	53	505,130	54	489,694	56
Operating income	133,638	13	108,548	11	66,829	7
Interest expense	(17,294)	(2)	(11,426)	(1)	(3,429)	—
Interest income	45,617	5	47,359	5	29,801	3
Other income / (expense), net	4,645	—	(2,807)	—	4,624	1
Income before income taxes	166,606	16	141,674	15	97,825	11
Provision for income taxes	37,620	3	19,294	2	17,485	2
Income from equity method investments, net	(2,642)	—	(133)	—	—	—
Net income	$ 131,628	13 %	$ 122,513	13 %	$ 80,340	9 %

_____

(1) Excludes amortization and depreciation shown in operating expenses below.
(2) Operating expenses include stock-based compensation expense as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Stock-based compensation expense data:			
Cost of hardware and other revenue	$ —	$ 2	$ 5
Sales and marketing	2,441	2,833	3,522
General and administrative	10,474	13,080	13,028
Research and development	20,275	25,327	30,728
Total stock-based compensation expense	$ 33,190	$ 41,242	$ 47,283

The following table sets forth the components of cost of revenue as a percentage of revenue:

	Year Ended December 31,		
	2025	**2024**	**2023**
Components of cost of revenue as a percentage of revenue:			
Cost of SaaS and license revenue as a percentage of SaaS and license revenue	14 %	14 %	15 %
Cost of hardware and other revenue as a percentage of hardware and other revenue	76	77	77
Total cost of revenue as a percentage of total revenue	34 %	35 %	37 %

Comparison of Years Ended December 31, 2025 to December 31, 2024

The following tables in this section set forth our selected consolidated statements of operations (in thousands), data for the percentage change and data as a percentage of revenue for the years ended December 31, 2025 and 2024.

Revenue

	Year Ended December 31,		*% Change*
Revenue:	**2025**	**2024**	**2025 vs. 2024**
SaaS and license revenue	$ 689,397	$ 631,198	9 %
Hardware and other revenue	321,790	308,629	4
Total revenue	$ 1,011,187	$ 939,827	8 %

The $71.4 million increase in total revenue in 2025, as compared to 2024, was the result of a $58.2 million, or 9%, increase in our SaaS and license revenue and a $13.2 million, or 4%, increase in our hardware and other revenue. Our software license revenue included within SaaS and license revenue decreased $2.6 million to $17.7 million in 2025, as compared to $20.3 million during 2024, primarily due to the result of the continuing transition of customers from non-hosted software to our cloud based hosted platform. The SaaS and license revenue for the Alarm.com segment increased $40.7 million in 2025, as compared to 2024, primarily due to growth in our subscriber base, including the revenue impact from subscribers we added in 2024. The SaaS and license revenue for our Other segment increased $17.5 million in 2025, as compared to 2024, primarily due to an increase in sales of our energy management and demand response solutions as well as our property management solution. Hardware and other revenue, net of intersegment eliminations, in our Alarm.com segment increased $8.2 million in 2025, as compared to 2024, primarily due to the increases in the sale of perpetual licenses related to our video surveillance software as well as price increases we have implemented on certain products to cover a portion of our increases in costs. Hardware and other revenue, net of intersegment eliminations, in our Other segment increased $5.0 million in 2025, as compared to 2024, primarily due to sales of energy credits related to the acquisition of BTR as well as an increase in sales related to our property management solution.

Cost of Revenue

	Year Ended December 31,		% Change
	2025	**2024**	**2025 vs. 2024**
Cost of revenue[1]:			
Cost of SaaS and license revenue	$ 96,200	$ 89,512	7 %
Cost of hardware and other revenue	246,095	236,637	4
Total cost of revenue	$ 342,295	$ 326,149	5 %
% of total revenue	*34 %*	*35 %*	

_____

(1) Excludes amortization and depreciation shown in operating expenses.

The $16.1 million increase in cost of revenue in 2025, as compared to 2024, was the result of a $9.5 million, or 4%, increase in cost of hardware and other revenue, and a $6.6 million, or 7%, increase in cost of SaaS and license revenue. Our cost of software license revenue included within cost of SaaS and license revenue was $0.4 million and $0.6 million during 2025 and 2024, respectively. The cost of hardware and other revenue for the Alarm.com segment increased $4.9 million in 2025, as compared to 2024, primarily due to an increase in the number of hardware units sold related to our video surveillance software. The cost of hardware and other revenue for the Other segment increased $4.6 million in 2025, as compared to 2024, primarily due to costs associated with sales of energy credits related to the acquisition of BTR and an increase in the number of hardware units shipped related to our property management solution. The cost of SaaS and license revenue for the Other segment increased $5.3 million in 2025, as compared to 2024, primarily due to an increase in sales of our energy management and demand response solutions, which drove a corresponding increase in amounts paid to distributed energy resource providers. The cost of SaaS and license revenue for the Alarm.com segment increased $1.3 million in 2025, as compared to 2024, primarily due to the growth in our subscriber base, which drove a corresponding increase in amounts paid to wireless network providers.

Cost of hardware and other revenue as a percentage of hardware and other revenue was 76% and 77% in 2025 and 2024, respectively. Cost of SaaS and license revenue as a percentage of SaaS and license revenue was 14% and 14% in 2025 and 2024, respectively. The decrease in cost of SaaS and license revenue as a percentage of SaaS and license revenue in 2025, as compared to 2024, is a reflection of the mix of sales and services during the periods. Cost of software license revenue as a percentage of software license revenue was 2% and 3% in 2025 and 2024, respectively.

Sales and Marketing Expense

	Year Ended December 31,		% Change
	2025	**2024**	**2025 vs. 2024**
Sales and marketing	$ 123,788	$ 111,242	11 %
% of total revenue	*12 %*	*12 %*	

The $12.5 million increase in sales and marketing expense in 2025, as compared to 2024, was primarily due to a $6.2 million increase in personnel and related costs for our Alarm.com segment, attributable in part to increases in the headcount for our sales team to support our growth, and a $2.4 million increase in marketing expense for our Alarm.com segment. Sales and marketing expense from our Other segment increased $3.4 million in 2025, as compared to 2024, primarily due to increases in personnel and related costs, attributable in part to increases in the headcount for our sales team. The overall number of employees in our sales and marketing teams increased from 572 as of December 31, 2024, to 607 as of December 31, 2025.

General and Administrative Expense

	Year Ended December 31,		% Change
	2025	**2024**	**2025 vs. 2024**
General and administrative	$ 110,418	$ 108,879	1 %
% of total revenue	*11 %*	*12 %*	

The $1.5 million increase in general and administrative expense in 2025, as compared to 2024, was primarily due to a $3.1 million increase in our expenses for external consultants and a $2.5 million increase in personnel and related costs for our Alarm.com segment. These increases in general and administrative expense are partially offset by a $2.8 million decrease in the provision for credit losses for our Alarm.com segment primarily related to credit loss expense recorded in 2024 related to a loan we previously provided to an affiliated entity of one of our distribution partners that did not occur in 2025, as well as a decrease of $1.1 million in recruiting costs for our Alarm.com segment. General and administrative expenses from our Other segment increased by $0.3 million in 2025, as compared to 2024, primarily due to an increase in legal costs. The overall number of employees in general and administrative functions decreased from 237 as of December 31, 2024, to 235 as of December 31, 2025.

Research and Development Expense

| | Year Ended December 31, | | % Change |
	2025	2024	2025 vs. 2024
Research and development	$ 270,229	$ 255,878	6 %
% of total revenue	*27 %*	*27 %*	

The $14.4 million increase in research and development expense in 2025, as compared to 2024, was primarily due to a $4.3 million increase in personnel and related costs for our Alarm.com segment, attributable in part to an increase in headcount of employees in research and development functions, a $3.5 million increase in our expenses for external consultants and a $2.0 million increase in expenses for software licenses for our Alarm.com segment. Research and development expense from our Other segment increased by $3.0 million in 2025, as compared to 2024, primarily due to an increase in personnel and related costs. The overall number of employees in research and development functions increased from 1,127 as of December 31, 2024, to 1,150 as of December 31, 2025.

Amortization and Depreciation

| | Year Ended December 31, | | % Change |
	2025	2024	2025 vs. 2024
Amortization and depreciation	$ 30,819	$ 29,131	6 %
% of total revenue	*3 %*	*3 %*	

Amortization and depreciation increased $1.7 million in 2025, as compared to 2024, primarily due to intangible assets that were acquired in connection with the purchase of 81% of the issued and outstanding shares of capital stock of CHeKT on February 10, 2025, the purchase of 100% of the issued and outstanding shares of capital stock of BTR on August 15, 2025, and the purchase of 100% of the issued and outstanding shares of capital stock of RGS on November 21, 2025, as well as changes in depreciation expense related to property and equipment.

Interest Expense

| | Year Ended December 31, | | % Change |
	2025	2024	2025 vs. 2024
Interest expense	$ (17,294)	$ (11,426)	51 %
% of total revenue	*(2)%*	*(1)%*	

Interest expense increased $5.9 million in 2025 as compared to 2024, primarily due to the interest expense and amortization of the debt issuance costs related to the 2029 Notes.

Interest Income

| | Year Ended December 31, | | % Change |
	2025	2024	2025 vs. 2024
Interest income	$ 45,617	$ 47,359	(4)%
% of total revenue	*5 %*	*5 %*	

Interest income decreased $1.7 million in 2025 as compared to 2024, primarily due to a decrease in interest income earned on cash and cash equivalents from lower average interest rates and lower amounts of cash and cash equivalents during some of 2025, as compared to 2024.

Other Income / (Expense), Net

	Year Ended December 31,		% Change
	2025	2024	2025 vs. 2024
Other income / (expense), net	$ 4,645	$ (2,807)	(265)%
% of total revenue	— %	— %	

Other income / (expense), net increased $7.5 million in 2025 primarily due to a $4.7 million gain on publicly traded equity securities within our treasury portfolio and a $2.0 million gain on fluctuations in foreign currency exchange rates.

Provision for Income Taxes

	Year Ended December 31,		% Change
	2025	2024	2025 vs. 2024
Provision for income taxes	$ 37,620	$ 19,294	95 %
% of total revenue	3 %	2 %	

The provision for income taxes increased $18.3 million in 2025 as compared to 2024. Our effective tax rate was 22.6% in 2025 as compared to 13.6% in 2024. The increase in the provision for income taxes was primarily due to the increase in income before income taxes, a reduction in our foreign derived intangible income deduction and our research and development tax credits, a tax shortfall in employee stock-based compensation in 2025 as opposed to a windfall tax benefit recognized in 2024 and a less favorable true-up adjustment of our 2024 income tax provision estimate associated with research and development tax credits recorded in 2025 as compared to a similar true-up adjustment of our 2023 income tax provision estimate associated with research and development tax credits recorded in 2024.

Income from Equity Method Investments, Net

	Year Ended December 31,		% Change
	2025	2024	2025 vs. 2024
Income from equity method investments, net	$ (2,642)	$ (133)	1,886 %
% of total revenue	— %	— %	

Income from equity method investments, net increased $2.5 million in 2025, as compared to 2024, primarily due to the increase in our share of the net assets and net income of our investees accounted for under the equity method, partially offset by amortization expense related to basis differences in our equity method investments.

Comparison of Years Ended December 31, 2024 to December 31, 2023

A comparison of the years ended December 31, 2024 and 2023 has been omitted from this Annual Report on Form 10-K, but may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 20, 2025.

Segment Information

We have two reportable segments: Alarm.com and Other. Our Alarm.com segment represents our cloud-based and Software platforms for intelligently connected properties and related solutions that contributed 91%, 92% and 93% of our revenue, net of intersegment eliminations, for the years ended December 31, 2025, 2024 and 2023, respectively. Our Other segment is focused on researching, developing and offering residential and commercial automation solutions and energy management products and services in adjacent markets. The consolidated subsidiaries that make up our Other segment are in the investment stage and have incurred significant operating expenses relative to their revenue.

Our Alarm.com segment decreased from 1,773 employees as of January 1, 2025 to 1,768 employees as of December 31, 2025. Our Other segment increased from 237 employees as of January 1, 2025 to 290 employees as of December 31, 2025. Inter-segment revenue includes sales of hardware between our segments.

Management evaluates the performance of its segments and allocates resources to them based on operating income / (loss) as compared to prior periods and current performance levels. The reportable segment operational data is presented in the tables below (in thousands):

	Year Ended December 31, 2025				
	Alarm.com	Other	Intersegment Alarm.com	Intersegment Other	Total
SaaS and license revenue	$ 605,261	$ 84,136	$ —	$ —	$ 689,397
Hardware and other revenue	314,389	11,599	(2,928)	(1,270)	321,790
Total revenue	919,650	95,735	(2,928)	(1,270)	1,011,187
Cost of SaaS and license revenue	69,986	26,214	354	(354)	96,200
Cost of hardware and other revenue	239,561	10,871	(2,871)	(1,466)	246,095
Total cost of revenue	309,547	37,085	(2,517)	(1,820)	342,295
Selling and marketing expense	98,039	25,749	—	—	123,788
General and administrative expense	102,647	7,771	—	—	110,418
Research and development expense	238,925	31,304	—	—	270,229
Amortization and depreciation expense	28,813	2,006	—	—	30,819
Total operating expenses	468,424	66,830	—	—	535,254
Operating income / (loss)	$ 141,679	$ (8,180)	$ (411)	$ 550	$ 133,638
Total assets	$ 2,181,210	$ 190,095	$ (234,681)	$ (33)	$ 2,136,591

Reconciliation of operating income to income before income taxes

Operating income	$ 133,638
Interest expense	(17,294)
Interest income	45,617
Other income / (expense), net	4,645
Income before income taxes	$ 166,606

| | Year Ended December 31, 2024 | | | | |
	Alarm.com	Other	Intersegment Alarm.com	Intersegment Other	Total
SaaS and license revenue	$ 564,513	$ 66,685	$ —	$ —	$ 631,198
Hardware and other revenue	306,074	5,979	(2,769)	(655)	308,629
Total revenue	870,587	72,664	(2,769)	(655)	939,827
Cost of SaaS and license revenue	68,666	20,809	329	(292)	89,512
Cost of hardware and other revenue	234,414	5,414	(2,630)	(561)	236,637
Total cost of revenue	303,080	26,223	(2,301)	(853)	326,149
Selling and marketing expense	88,899	22,343	—	—	111,242
General and administrative expense	101,401	7,478	—	—	108,879
Research and development expense	227,559	28,319	—	—	255,878
Amortization and depreciation expense	28,107	1,024	—	—	29,131
Total operating expenses	445,966	59,164	—	—	505,130
Operating income / (loss)	$ 121,541	$ (12,723)	$ (468)	$ 198	$ 108,548
Total assets	$ 2,081,214	$ 85,468	$ (128,465)	$ (9)	$ 2,038,208

Reconciliation of operating income to income before income taxes

Operating income	$	108,548
Interest expense		(11,426)
Interest income		47,359
Other income / (expense), net		(2,807)
Income before income taxes	$	141,674

| | Year Ended December 31, 2023 | | | | |
	Alarm.com	Other	Intersegment Alarm.com	Intersegment Other	Total
SaaS and license revenue	$ 514,673	$ 54,527	$ —	$ —	$ 569,200
Hardware and other revenue	309,778	6,501	(3,201)	(596)	312,482
Total revenue	824,451	61,028	(3,201)	(596)	881,682
Cost of SaaS and license revenue	71,639	17,852	(2,967)	(626)	85,898
Cost of hardware and other revenue	237,660	5,760	(3,771)	(388)	239,261
Total cost of revenue	309,299	23,612	(6,738)	(1,014)	325,159
Selling and marketing expense	82,672	17,554	—	—	100,226
General and administrative expense	107,475	5,935	(480)	—	112,930
Research and development expense	220,106	25,008	—	—	245,114
Amortization and depreciation expense	30,337	1,087	—	—	31,424
Total operating expenses	440,590	49,584	(480)	—	489,694
Operating income / (loss)	$ 74,562	$ (12,168)	$ 4,017	$ 418	$ 66,829

Reconciliation of operating income to income before income taxes

Operating income	$	66,829
Interest expense		(3,429)
Interest income		29,801
Other income / (expense), net		4,624
Income before income taxes	$	97,825

Our SaaS and license revenue for the Alarm.com segment included software license revenue of $17.7 million, $20.3 million and $23.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. There was no software license revenue recorded for the Other segment during the years ended December 31, 2025, 2024 and 2023. Cash additions to property and equipment were $16.2 million, $10.0 million and $7.4 million for the Alarm.com segment for the years ended December 31, 2025, 2024 and 2023, respectively. Cash additions to property and equipment were less than $0.1 million for the Other segment for the year ended December 31, 2025, and were $0.1 million for the years ended December 31, 2024 and 2023.

Critical Accounting Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue, costs and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Because of the use of estimates inherent in the financial reporting process in light of the continuing uncertainty arising from the Macroeconomic Conditions, actual results could differ from those estimates and any such differences may be material. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. Our most critical accounting estimates are summarized below. See Note 2 to our consolidated financial statements for a description of the following critical accounting estimates and our other significant accounting estimates.

Revenue

We derive our revenue from three primary sources: the sale of cloud-based SaaS services on our integrated Alarm.com platform, the sale of licenses and services on the Software platform and the sale of hardware products. We sell our platform and hardware solutions to service provider partners that resell our solutions and hardware to residential and commercial property owners, who are the service provider partners' customers.

We have variable consideration primarily in the form of rebate incentives, which contain uncertainties and require us to make estimates of the amount of consideration to which we will be entitled. The significant inputs related to our estimates of variable consideration include the volume and amount of products and services sold historically and expected to be sold in the future, and the availability and performance of our services.

While variable consideration assumptions are specific to each contract, we did not make any material changes to these assumptions for the year ended December 31, 2025. We do not expect any material changes in the near term to the underlying assumptions used to recognize revenue during the year ended December 31, 2025. However, if changes in these assumptions occur, and, should those changes be significant, they could have a material impact on our SaaS and license revenue as well as our hardware and other revenue.

We generally offer customers a limited right of return for hardware that has been purchased from us. We record a reserve against revenue for hardware returns based on historical returns. For each of the years ended December 31, 2025, 2024 and 2023, our reserve against revenue for hardware returns was 1% of hardware and other revenue. We evaluate our hardware reserve on a quarterly basis or if there is an indication of significant changes in return experience. Historically, our returns of hardware have not significantly differed from our estimated reserve and while we do not expect any material changes in the near term to the underlying assumptions used to recognize our reserve against revenue for hardware returns, if changes in these assumptions occur, and, should those changes be significant, they could have a material impact on our hardware and other revenue.

Business Combinations

We are required to allocate the purchase price of acquired companies to the identifiable tangible and intangible assets acquired and liabilities assumed at the acquisition date based upon their estimated fair values. This valuation contains uncertainties and requires management to apply significant judgment in estimating the fair value of long-lived and intangible assets acquired, which involves the use of significant estimates and assumptions.

Significant estimates and assumptions in valuing certain acquired customer relationship intangible assets include estimates about future expected cash flows, attrition rates and discount rates. Significant estimates and assumptions in valuing acquired developed technology intangible assets include estimates about future expected cash flows, obsolescence factors, royalty rates and discount rates. Significant estimates and assumptions in valuing acquired trade name intangible assets include estimates about future expected cash flows, royalty rates and discount rates.

We did not make any material changes to the underlying assumptions used as of the acquisition date to calculate the purchase price of the business combinations that occurred during 2025 and 2023. We do not expect any changes to the underlying assumptions used to calculate the purchase price of those business combinations, in part, because the purchase price allocation was finalized for some of these business combinations.

Goodwill, Intangible Assets and Long-lived Assets

Goodwill

We perform our annual impairment review of goodwill on October 1 and when a triggering event occurs between annual impairment tests. We test our goodwill at the reporting unit level. We perform either a qualitative analysis or a quantitative analysis every year depending on the changes to our goodwill balance as well as changes in our business and the economy. Significant estimates and assumptions when we perform a quantitative assessment include estimates about future expected cash flows and discount rates. Qualitative factors we consider when we perform a qualitative analysis include, but are not limited to, macroeconomic conditions, industry and market conditions, company specific events, changes in circumstances and market capitalization.

For our 2025 annual impairment review, we performed a qualitative assessment for our Alarm.com and Other reporting units. There were no indicators of impairment that occurred between our qualitative annual impairment test performed as of October 1, 2025 and December 31, 2025. If triggering events arise in the future that require changes in the underlying assumptions used in our assessment of our goodwill, and, should those changes be significant, they could have a material impact on our goodwill and potentially our other income / (expense), net, if those significant changes result in an impairment.

Intangible Assets and Long-lived Assets

Intangible assets are initially valued at fair value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over their estimated useful lives and are reviewed for impairment if indicators of impairment arise.

We evaluate the recoverability of our long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of long-lived assets are measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

There were no indicators of impairment of our intangible assets with definite lives or long-lived assets during the years ended December 31, 2025, 2024 and 2023. If triggering events arise in the future, depending on the significance of the underlying assumptions in the impairment analysis, they could have a material impact on our intangible assets and long-lived assets and potentially our other income / (expense), net, if those significant changes result in an impairment.

Accounting for Income Taxes

We account for income taxes under the asset and liability method as required by Accounting Standards Codification, or ASC 740, "*Income Taxes*," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are included in the financial statements.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations.

We are subject to income taxes in the United States and foreign jurisdictions based upon our business operations in those jurisdictions. Significant judgment is required in evaluating uncertain tax positions. We record uncertain tax positions in accordance with ASC 740-10 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position, and (2) with respect to those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority.

We did not make any material changes to the underlying assumptions used to calculate deferred tax assets and liabilities as well as uncertain tax positions for the year ended December 31, 2025, and we do not expect any material changes in the near term to the underlying assumptions used to calculate deferred tax assets and liabilities as well as uncertain tax positions for the year ended December 31, 2025. However, if changes in these assumptions occur, and, should those changes be significant, they could have a material impact on our deferred tax assets and liabilities as well as our provision for income taxes.

Stock-Based Compensation

On April 17, 2025, our board of directors adopted, and on June 4, 2025, our stockholders approved, our 2025 Equity Incentive Plan, or 2025 Plan. The 2025 Plan provides that (i) no new awards may be granted under the 2015 Equity Incentive Plan, or 2015 Plan, as of June 4, 2025, although awards granted under the 2015 Plan prior to June 4, 2025, will remain outstanding in accordance with their terms and those of the 2015 Plan, and (ii) the shares of common stock that were available for grant under the 2015 Plan but were unissued as of June 4, 2025, became available for issuance pursuant to awards granted under the 2025 Plan. We compensate our executive officers, board of directors and employees with stock-based compensation plans under our 2025 Plan. We record stock-based compensation expense related to performance-based restricted stock units based on management's determination of the probable outcome of the performance conditions, which requires considerable judgment. We estimate the fair value of each option granted on the date of the grant using the Black-Scholes option-pricing model, which contains uncertainties and requires us to estimate the risk-free interest rate, expected term, expected stock price volatility and dividend yield. The expected term for options granted is estimated using our historical experience, including information related to options we have granted.

Recent Accounting Pronouncements

See Note 2 of our consolidated financial statements for information related to recently issued accounting standards.

Liquidity and Capital Resources

Working Capital

The following table summarizes our cash and cash equivalents, accounts receivable, net and working capital, for the periods indicated (in thousands):

	As of December 31,	
	2025	2024
Cash and cash equivalents	$ 960,584	$ 1,220,701
Accounts receivable, net	141,852	126,082
Working capital	609,371	1,292,786

We define working capital as current assets minus current liabilities. Our cash and cash equivalents as of December 31, 2025 are available for working capital purposes. Our investment policy defines allowable investments and establishes guidelines relating to credit quality, diversification and maturities of our investments to preserve capital, maintain liquidity and limit the amount of credit risk exposure. As of December 31, 2025, our cash and cash equivalents were primarily held in money market accounts.

Liquidity and Capital Resources

As of December 31, 2025, we had $960.6 million in cash and cash equivalents. We consider all highly liquid instruments purchased with an original maturity from the date of purchase of three months or less to be cash equivalents. To date, we have principally financed our operations through cash generated by operating activities and through private and public equity and debt financings. We mitigate the risk of loss for our cash and cash equivalents by depositing funds with a number of reputable financial institutions and monitoring both the risk profiles and investment strategies of money market funds.

Beginning in 2022, the Tax Cuts and Jobs Act of 2017 amended Internal Revenue Code Section 174, or Section 174, to eliminate the option to immediately deduct research and development expenditures in the year incurred, requiring these expenditures to be capitalized and amortized over five years for domestic expenditures and over 15 years for foreign expenditures. We calculated the 2023 federal and state cash tax increase from Section 174 to be $43.5 million, which we paid in April 2024, and we calculated the 2024 federal and state cash tax increase from Section 174 to be $33.5 million, which we paid in April 2025.

On July 4, 2025, the OBBBA was enacted in the United States. The OBBBA includes a broad range of tax provisions that impact the timing and the magnitude of certain key tax deductions. The most significant provisions to us are the permanent reinstatement of the full and immediate deduction for domestic research and development expenditures in the year such costs are incurred and the 100% first-year bonus depreciation deduction, with both provisions reducing our associated deferred tax assets. We currently anticipate these provisions will significantly reduce our current federal income tax cash outlays over the next several years. Certain other international tax provisions may also be favorable to us beginning in 2026.

We believe our existing cash and cash equivalents and our future cash flows from operating activities will be sufficient to meet our anticipated operating cash needs for at least the next 12 months. Over the next 12 months, we expect our capital expenditure requirements to be between $8.0 million and $11.0 million, primarily related to purchases of computer software and equipment as well as the continued build out of our leased and owned office space, excluding any leasehold improvements related to tenant improvement allowances. As of December 31, 2025, maturities of lease liabilities for our various leases are as follows: $14.3 million in 2026, $14.6 million in 2027, $13.6 million in 2028, $12.0 million in 2029, $11.3 million in 2030 and $37.1 million in 2031 and thereafter.

On January 30, 2025, we entered into a senior secured loan agreement with SafeStreets, under which a term loan was provided to them in the original principal amount of $21.5 million, which loan is collateralized by the assets of SafeStreets. Quarterly principal payments begin in the second quarter of 2027. Interest on the outstanding principal accrues at a rate per annum equal to the overnight financing rate published by the Federal Reserve Bank of New York for a period of three months, plus 3.0%. For the first two years of the loan, monthly interest payments can be payable in kind at the election of the borrower. The maturity date of the loan is January 30, 2030.

In consideration for the purchase of 81% of the issued and outstanding shares of capital stock of CHeKT, we paid $23.6 million in cash on February 10, 2025, after deducting $3.7 million related to agreed holdback provisions. Pursuant to the terms of the stock purchase agreement, following the preliminary determination of the working capital of CHeKT as of the closing date, the purchase price decreased by $0.2 million. The working capital adjustment was finalized during the second quarter of 2025 and $0.5 million of the holdback was paid to stockholders of CHeKT at that time. The remaining $3.0 million of the holdback is expected to be paid to the stockholders of CHeKT by the end of the second quarter of 2026, subject to offset for any indemnification obligations.

On April 28, 2025, we paid $29.1 million in cash to purchase 24.7% of the outstanding shares of SafeStreets. We do not have a controlling financial interest in SafeStreets, but based on the legal form of SafeStreets, our level of ownership and the extent of influence, we concluded that this equity investment in SafeStreets, which is included in the Alarm.com segment, does not meet the criteria for consolidation and will be accounted for under the equity method of accounting.

On May 30, 2025, we paid $119.3 million in cash to purchase 32.5% of the outstanding shares of Safe Haven after deducting $6.3 million related to an agreed holdback provision that is expected to be paid during the second quarter of 2026. On June 6, 2025, we paid $19.2 million in cash to purchase 32.5% of the outstanding shares of All Access, after deducting $1.0 million related to an agreed holdback provision that is expected to be paid during the second quarter of 2026. After consummation of these transactions, All Access and Safe Haven were under common control. We do not have a controlling financial interest in Safe Haven or All Access, but based on the legal form of Safe Haven and All Access, our level of ownership and the extent of influence, we concluded that the equity investments in Safe Haven and All Access, which are included in the Alarm.com segment, do not meet the criteria for consolidation and will be accounted for under the equity method of accounting.

On August 15, 2025, EnergyHub acquired all of the issued and outstanding shares of capital stock of BTR. BTR provides a managed charging solution for electric vehicle manufacturers and drivers. BTR's technology integrates directly into a vehicle's native mobile app, delivering utility program enrollment, charging insights and incentives to electric vehicle drivers. The acquisition is anticipated to expand EnergyHub's ecosystem of automotive partners and strengthen its end-to-end managed charging offering, supporting improved driver engagement and grid optimization for utility clients. In consideration for the purchase of all of the issued and outstanding shares of capital stock of BTR, we paid $12.4 million in cash on August 15, 2025, after deducting $1.6 million related to agreed holdback provisions.

On November 20, 2025, we paid $30.1 million in cash to purchase 20.3% of the outstanding shares of Pronet. We do not have a controlling financial interest in Pronet, but based on the legal form of Pronet, our level of ownership and our extent of influence, we concluded that this equity investment in Pronet, which is included in the Alarm.com segment, does not meet the criteria for consolidation and will be accounted for under the equity method of accounting.

On November 21, 2025, in consideration for the purchase of 100% of the issued and outstanding shares of capital stock of RGS, we paid $77.2 million in cash. Pursuant to the terms of the stock purchase agreement, following the preliminary determination of the working capital of RGS as of the closing date, the purchase price increased by $1.6 million.

Our future working capital, capital expenditure and cash requirements will depend on many factors, including the impact of the Macroeconomic Conditions on the economy and our operations, the rate of our revenue growth, the amount and timing of our investments in human resources and capital equipment, future acquisitions and investments, and the timing and extent of our introduction of new solutions and platform and solution enhancements. As the impact of the Macroeconomic Conditions on the economy and our operations evolves, we will continue to assess our liquidity needs. To the extent our cash and cash equivalents and cash flows from operating activities are insufficient to fund our future activities, we may need to borrow additional funds or raise funds from public or private equity or debt financings. If we raise additional funds through the incurrence of indebtedness, such indebtedness would likely have rights that are senior to holders of our equity securities and could contain covenants that restrict our operations. Any additional equity financing would be dilutive to our current stockholders.

The following discussion summarizes our current and long-term material cash requirements as of December 31, 2025, which we expect to fund primarily with proceeds from our 2026 Notes and 2029 Notes as well as from operating cash flows:

	Material Cash Requirements (in thousands)				
	1 Year	2 to 3 Years	4 to 5 Years	More Than 5 Years	Total
Convertible Notes:					
Principal payments	$ 500,000	$ —	$ 500,000	$ —	$ 1,000,000
Special interest - 2026 Notes	—	—	—	—	—
Contractual interest - 2029 Notes	11,250	22,500	5,625	—	39,375
Operating lease commitments	14,777	29,214	24,383	38,991	107,365
Other long-term liabilities[1]	—	1,229	1,458	132	2,819
Other commitments[2]	2,528	5,158	2,792	—	10,478
Total	$ 528,555	$ 58,101	$ 534,258	$ 39,123	$ 1,160,037

(1) See Note 13 to our consolidated financial statements for details on the components of other long-term liabilities. As of December 31, 2025, we recorded a liability for long-term accrued taxes and interest payable of $8.9 million. Due to the uncertainty in the timing of future payments, we have excluded the liability related to these uncertain tax positions from the table above. See Note 19 to our consolidated financial statements for additional information regarding income taxes.
(2) Represents amounts due under multi-year, non-cancelable contracts with third-party vendors, as well as other commitments.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. Future events could cause actual payments to differ from these estimates.

Convertible Senior Notes - 2026

On January 20, 2021, we issued $500.0 million aggregate principal amount of 0% convertible senior notes due January 15, 2026, in a private placement to qualified institutional buyers, or the 2026 Notes. The terms of the 2026 Notes are governed by an Indenture, or the 2026 Indenture, by and between Alarm.com Holdings, Inc. and U.S. Bank National Association, as trustee. The 2026 Notes are senior unsecured obligations that do not bear regular interest and the principal amount of the 2026 Notes will not accrete. The 2026 Notes may bear special interest under specified circumstances related to our failure to comply with our reporting obligations under the 2026 Indenture. Special interest, if any, will be payable semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2021. We received proceeds from the issuance of the 2026 Notes of $484.3 million, net of $15.7 million of transaction fees and other debt issuance costs.

We may redeem for cash, all or any portion of the 2026 Notes, at our option, on or after January 20, 2024, at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date, if the last reported sale price of our common stock has been at least 130% of the conversion price for the 2026 Notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption. No sinking fund is provided for the 2026 Notes.

The 2026 Notes were convertible at the option of the holders at any time prior to the close of business on the business day immediately preceding August 15, 2025, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2021 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price for the 2026 Notes on each applicable trading day; (2) during the five business day period immediately after any 10 consecutive trading day period in which, for each trading day of that period, the trading price per $1,000 principal amount of

2026 Notes for such trading day was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for the 2026 Notes on each such trading day; (3) if we call any or all of the 2026 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the 2026 Notes called (or deemed called) for redemption; or (4) upon the occurrence of specified corporate events as set forth in the 2026 Indenture.

On or after August 15, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date of the 2026 Notes, holders of the 2026 Notes could have converted all or any portion of their 2026 Notes at any time, regardless of the foregoing conditions. Upon conversion, prior to August 15, 2025, we had the ability to satisfy our conversion obligation by paying or delivering, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. It was our intent to settle the principal amount of the 2026 Notes with cash. On or after August 15, 2025, we must pay cash to satisfy the principal portion of our conversion obligation and must deliver shares to satisfy any excess conversion value. The initial conversion rate for the 2026 Notes is 6.7939 shares of our common stock per $1,000 principal amount of 2026 Notes, which is equivalent to an initial conversion price of $147.19 per share of our common stock, subject to adjustment under certain circumstances in accordance with the terms of the 2026 Indenture. In addition, following certain corporate events that occur prior to the maturity date of the 2026 Notes or if we deliver a notice of redemption in respect of the 2026 Notes, we will, under certain circumstances, increase the conversion rate of the 2026 Notes for a holder who elects to convert its 2026 Notes (or any portion thereof) in connection with such a corporate event or convert its 2026 Notes called (or deemed called) for redemption during the related redemption period (as defined in the 2026 Indenture), as the case may be.

If we undergo a fundamental change (as defined in the 2026 Indenture), subject to certain exceptions and except as described in the 2026 Indenture, holders may require us to repurchase for cash all or any portion of their 2026 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2026 Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The 2026 Indenture includes customary covenants and sets forth certain events of default after which the 2026 Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving us after which the 2026 Notes become automatically due and payable.

We used some of the proceeds to repay the $110.0 million outstanding principal balance under our credit facility and also used some of the proceeds to pay accrued interest, fees and expenses related to our credit facility, which was terminated effective January 20, 2021. We are using the remaining net proceeds from the issuance of the 2026 Notes for working capital and other general corporate purposes, which may include acquisitions or strategic investments in complementary businesses or technologies.

On January 14, 2026, we paid $500.0 million in aggregate principal amount to holders of the 2026 Notes, fully settling the outstanding balance. The settlement was funded with cash on hand, consistent with our stated intent, with no shares of common stock issued.

Convertible Senior Notes - 2029 Notes

On May 31, 2024, we issued $500.0 million aggregate principal amount of 2.25% convertible senior notes due June 1, 2029, in a private placement to qualified institutional buyers, or the 2029 Notes. The terms of the 2029 Notes are governed by an Indenture, or the 2029 Indenture, by and between Alarm.com Holdings, Inc. and U.S. Bank Trust Company, National Association, as trustee. The 2029 Notes are senior unsecured obligations that bear interest at a rate of 2.25% per annum, payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2024, and the principal amount of the 2029 Notes will not accrete. We received proceeds from the issuance of the 2029 Notes of $485.2 million, net of $14.8 million of transaction fees and other debt issuance costs.

We may redeem for cash, all or any portion of the 2029 Notes (subject to the partial redemption limitation described below), at our option, on or after June 7, 2027, at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if the last reported sale price of our common stock has been at least 130% of the conversion price for the 2029 Notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption. If we redeem less than all the 2029 Notes, at least $75.0 million aggregate principal amount of the 2029 Notes must be outstanding and not subject to redemption as of the relevant redemption notice date. No sinking fund is provided for the 2029 Notes.

The 2029 Notes will be convertible at the option of the holders at any time prior to the close of business on the business day immediately preceding January 1, 2029, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on September 30, 2024 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price for the 2029 Notes on each applicable trading day; (2) during the five business day period immediately after any 10 consecutive trading day period in which, for each trading day of that period, the trading price per $1,000 principal amount of 2029 Notes for such trading day was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for the 2029 Notes on each such trading day; (3) if we call any or all of the 2029 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the 2029 Notes called (or deemed called) for redemption; or (4) upon the occurrence of specified corporate events as set forth in the 2029 Indenture.

On or after January 1, 2029, until the close of business on the second scheduled trading day immediately preceding the maturity date of the 2029 Notes, holders of the 2029 Notes may convert all or any portion of their 2029 Notes at any time, regardless of the foregoing conditions. Upon conversion, we may satisfy our conversion obligation by paying or delivering, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. It is our current intent to settle the principal amount of the 2029 Notes with cash. The initial conversion rate for the 2029 Notes is 11.4571 shares of our common stock per $1,000 principal amount of 2029 Notes, which is equivalent to an initial conversion price of $87.28 per share of our common stock, subject to adjustment under certain circumstances in accordance with the terms of the 2029 Indenture. In addition, following certain corporate events that occur prior to the maturity date of the 2029 Notes or if we deliver a notice of redemption in respect of some or all of the 2029 Notes, we will, under certain circumstances, increase the conversion rate of the 2029 Notes for a holder who elects to convert its 2029 Notes (or any portion thereof) in connection with such a corporate event or convert its 2029 Notes called (or deemed called) for redemption during the related redemption period (as defined in the 2029 Indenture), as the case may be.

If we undergo a fundamental change (as defined in the 2029 Indenture), subject to certain exceptions and except as described in the 2029 Indenture, holders may require us to repurchase for cash all or any portion of their 2029 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2029 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

The 2029 Indenture includes customary covenants and sets forth certain events of default after which the 2029 Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving us after which the 2029 Notes become automatically due and payable.

We used $63.1 million of the net proceeds from the 2029 Notes to pay the cost of the capped call transactions described below and used $75.0 million to repurchase 1,117,068 shares of our common stock concurrently with the pricing of the 2029 Notes, which was separately authorized by our board of directors. We are using the remaining net proceeds from the issuance of the 2029 Notes for general corporate purposes, which may include acquisitions or strategic investments in complementary businesses or technologies, other repurchases of our common stock, and for working capital, operating expenses and capital expenditures.

Capped Call – 2029 Notes

In connection with the offering of the 2029 Notes, we entered into privately negotiated capped call transactions with one of the initial purchasers and certain other financial institutions, at a cost of $63.1 million. The capped call transactions cover, subject to customary adjustments substantially similar to those applicable to the 2029 Notes, the number of shares of our common stock initially underlying the 2029 Notes. The cap price of the capped call transactions is initially $134.28 per share of our common stock, which represents a premium of 100% over the closing price of our common stock on the Nasdaq Global Select Market on May 28, 2024, and is subject to certain adjustments under the terms of the capped call transactions. The exercise price is $87.28 per share of common stock, subject to customary anti-dilution adjustments that mirror corresponding adjustments for the 2029 Notes.

Sources of Liquidity

On January 20, 2021, we issued $500.0 million aggregate principal amount of 0% convertible senior notes due January 15, 2026, in a private placement to qualified institutional buyers and received proceeds of $484.3 million, net of $15.7 million of transaction fees and other debt issuance costs. On January 14, 2026, we paid $500.0 million in aggregate principal amount to holders of the 2026 Notes, fully settling the outstanding balance. The settlement was funded with cash on hand, consistent with our stated intent, with no shares of common stock issued. The 2026 Notes are discussed in more detail above under "Convertible Senior Notes - 2026."

On May 31, 2024, we issued $500.0 million aggregate principal amount of 2.25% convertible senior notes due June 1, 2029, in a private placement to qualified institutional buyers and received proceeds of $485.2 million, net of $14.8 million of transaction fees and other debt issuance costs. The 2029 Notes are discussed in more detail above under "Convertible Senior Notes - 2029 Notes."

Dividends

We did not declare or pay dividends during the years ended December 31, 2025, 2024 or 2023. We cannot provide any assurance that we will declare or pay cash dividends on our common stock in the future. We currently anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and we do not anticipate paying cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of current or then-existing debt instruments and other factors the board of directors deems relevant.

Stock Repurchase Programs

On December 3, 2020, our board of directors authorized a stock repurchase program, under which we were authorized to purchase up to an aggregate of $100.0 million of our outstanding common stock during the three-year period ending December 3, 2023. On February 15, 2023, our board of directors authorized the cancellation of the balance under the stock repurchase program ending December 3, 2023, and also authorized a stock repurchase program, effective February 23, 2023, under which we were authorized to purchase up to an aggregate of $100.0 million of our outstanding common stock during the two-year period ending February 23, 2025.

On May 24, 2024, our board of directors authorized the repurchase of our common stock in connection with the issuance of the 2029 Notes, the cancellation of the balance under the stock repurchase program ending February 23, 2025, and also authorized a stock repurchase program, effective May 31, 2024, under which we are authorized to purchase up to an aggregate of $100.0 million of our outstanding common stock during the two-year period ending May 31, 2026.

During the year ended December 31, 2025, we repurchased 772,494 shares of our common stock for $41.6 million under the stock repurchase program, effective May 24, 2024. During the year ended December 31, 2024, we repurchased 1,117,068 shares of our common stock for $75.0 million concurrently with the pricing of the 2029 Notes, which was separately authorized by our board of directors. During the year ended December 31, 2023, we repurchased 487,918 shares of our common stock under our stock repurchase program that was subsequently canceled effective May 31, 2024 for $27.3 million, which includes applicable commissions and fees.

We are subject to a 1.0% excise tax on the value of net corporate stock repurchases under the Inflation Reduction Act of 2022. When applicable, the excise tax will be included as part of the cost basis of shares acquired and is presented within stockholders' equity in the consolidated balance sheets.

Shares Withheld

As permitted under the terms of the 2025 Plan, we may withhold shares of common stock in connection with the vesting of restricted stock unit awards issued to employees to satisfy applicable tax withholding requirements. These withheld shares are not issued or considered common stock repurchases under our stock repurchase program. We paid $3.4 million and $2.6 million of tax withholdings related to vesting of restricted stock units during the years ended December 31, 2024 and 2023, respectively. No tax withholdings related to the vesting of restricted stock units were paid during the year ended December 31, 2025. We also utilized the sell-to-cover method in which shares of our restricted stock unit awards were sold into the market on behalf of the employee upon vesting to cover tax withholding liabilities. We may utilize either the withholding method or sell-to-cover method in the future.

Historical Cash Flows

The following table sets forth our cash flows for the periods indicated (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities	$ 153,330	$ 206,413	$ 135,965
Cash flows used in investing activities	(358,482)	(24,681)	(25,966)
Cash flows (used in) / from financing activities	(55,006)	346,430	(31,865)

Operating Activities

Cash flows from operating activities have typically been generated from our net income and by changes in our operating assets and liabilities, particularly from accounts receivable, accounts payable and inventory, adjusted for non-cash expense items such as amortization and depreciation, deferred income taxes and stock-based compensation.

For 2025, cash flows from operating activities were $153.3 million, compared to $206.4 million for 2024. This $53.1 million decrease in cash flows from operating activities was due to a $122.5 million decrease in cash from operating assets and liabilities, partially offset by a $60.3 million increase in non-cash and other reconciling items and a $9.1 million increase in net income.

The $122.5 million decrease in cash from operating assets and liabilities was primarily due to a $82.6 million change in accounts receivable, accounts payable and other current liabilities primarily due to the timing of disbursements and the collection of receipts, a $14.2 million change in inventory resulting from an increase in the change of purchased inventory in 2025 as compared to 2024 as well as a $12.7 million income tax receivable recorded in 2025. The $60.3 million increase in non-cash and other reconciling items was primarily due to a $64.5 million change in deferred income taxes, which was primarily driven by the enactment of the OBBBA, which allows for the immediate deduction of post-2024 domestic research and development expenditures, resulting in a reduction to the associated deferred tax asset, as well as the current year amortization of the capitalized pre-2025 domestic research and development expenditures. The increase in non-cash and other reconciling items was also due to $7.8 million in distributions received from our equity method investees in 2025. These increases in non-cash and other reconciling items were partially offset by a $8.1 million decrease in stock-based compensation as well as a $7.6 million increase in gains from investments in unconsolidated entities in 2025 as compared to 2024.

For 2024, cash flows from operating activities were $206.4 million, compared to $136.0 million for 2023. This $70.4 million increase in cash flows from operating activities was due to a $42.2 million increase in net income, a $19.7 million increase in cash from operating assets and liabilities and a $8.5 million increase in non-cash and other reconciling items. The $19.7 million increase in cash from operating assets and liabilities was primarily due to differences in the timing of disbursements and the collection of receipts, partially offset by a $12.4 million change in inventory purchased in 2024 as compared to 2023. The $8.5 million increase in non-cash and other reconciling items was primarily due to a $13.2 million change in deferred income taxes, which was primarily driven by the capitalization and amortization of research and development expenditures under Section 174, as well as a $4.0 million increase in the provision for credit losses on notes receivable related to a loan we provided to an affiliated entity of one of our distribution partners in 2024. These increases in non-cash and other reconciling items were partially offset by a $6.0 million decrease in stock-based compensation and a $2.3 million decrease in amortization and depreciation expense in 2024 as compared to 2023 as well as a $1.4 million inventory write-down in 2023 that did not occur in 2024.

Investing Activities

Our investing activities typically include acquisitions, capital expenditures, investments in unconsolidated entities, notes receivable issued to companies with offerings complementary to ours and proceeds from the repayment of those notes receivable. Our capital expenditures have primarily been for general business use, including leasehold improvements as we have expanded our office space to accommodate our growth in headcount, computer equipment used internally and expansion of our network operations centers.

For 2025, cash flows used in investing activities was $358.5 million, compared to $24.7 million in 2024. The $333.8 million increase in cash used in investing activities was primarily due to an increase of $194.9 million in purchases of investments in unconsolidated entities in 2025 as compared to 2024 as well as an increase of $24.8 million in notes receivable issued, primarily due to the $21.5 million note receivable issued to SafeStreets in 2025 that did not occur in 2024. The increase in cash used in investing activities was also due to $23.6 million paid to purchase 81% of the issued and outstanding shares of capital stock of CHeKT on February 10, 2025, $12.4 million paid to purchase all of the issued and outstanding shares of capital stock of BTR on August 15, 2025 and $77.2 million paid to purchase all of the issued and outstanding shares of capital stock of RGS on November 21, 2025.

For 2024, cash flows used in investing activities was $24.7 million, compared to $26.0 million in 2023. The $1.3 million decrease in cash used in investing activities was primarily due to the $9.7 million paid to purchase 100% of the issued and outstanding shares of capital stock of EBS Spółka z ograniczoną odpowiedzialnością, or EBS, net of cash acquired, and the $5.9 million paid to purchase certain assets from Vintra, Inc., or Vintra, including direct transaction costs, in 2023 which did not occur in 2024. These decreases in cash used in investing activities were partially offset by a $9.3 million increase in purchases of investments in unconsolidated entities, a $2.6 million increase in purchases of equipment, $1.4 million paid to purchase certain assets of Kapacity.io in 2024 which did not occur in 2023 as well as a $0.9 million increase in payments related to capitalized software development costs in 2024 as compared to 2023.

Financing Activities

Cash generated by financing activities includes proceeds from the 2026 Notes, 2029 Notes and proceeds from the issuance of common stock from employee stock option exercises and from our employee stock purchase plan. Cash used in financing activities typically includes repurchases of common stock, repayments of debt, payments of debt issuance costs and purchases of capped calls related to the 2029 Notes.

For 2025, cash flows used in financing activities was $55.0 million, compared to cash flows from financing activities of $346.4 million in 2024. The $401.4 million decrease in cash flows from in financing activities was primarily due to the $485.2 million in proceeds received from the issuance of the 2029 Notes, net of issuances costs paid in 2024, which did not occur in 2025. These decreases in cash flows from financing activities were partially offset by a $33.4 million decrease in purchases of shares of our common stock in 2025 as compared to 2024, and $63.1 million purchases of capped calls related to the 2029 Notes in 2024, which did not occur in 2025.

For 2024, cash flows from financing activities was $346.4 million, compared to cash flows used in financing activities of $31.9 million in 2023. The $378.3 million increase in cash flows from in financing activities was primarily due to $485.2 million in proceeds from the issuance of the 2029 Notes, net of issuances costs paid in 2024, which did not occur in 2023. These increases in cash flows from financing activities were partially offset by a $47.7 million increase in purchases of shares of our common stock and $63.1 million in purchases of capped calls related to the 2029 Notes in 2024, which did not occur in 2023.

Non-GAAP Measures

We define non-GAAP adjusted EBITDA as our net income before interest expense, interest income, certain activity within other income / (expense), net, provision for income taxes, income from equity method investments, net, amortization and depreciation expense, stock-based compensation expense, acquisition-related expense, legal costs and settlement fees incurred and received in connection with non-ordinary course litigation and other disputes, particularly costs involved in ongoing intellectual property litigation. We do not consider these items to be indicative of our core operating performance. The non-cash items include amortization and depreciation expense; income from equity method investments, net; amortization of debt issuance costs for the 2026 Notes and 2029 Notes included in interest expense; stock-based compensation expense related to restricted stock units and other forms of equity compensation, including, but not limited to, the sale of common stock. We do not adjust for ordinary course legal expenses resulting from maintaining and enforcing our intellectual property portfolio and license agreements. Non-GAAP adjusted EBITDA is not a measure calculated in accordance with GAAP. See the table below for a reconciliation of non-GAAP adjusted EBITDA from net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

We have included non-GAAP adjusted EBITDA in this report because it is a key measure our management uses to understand and evaluate our core operating performance and trends, to generate future operating plans, to make strategic decisions regarding the allocation of capital and to make investments in initiatives that are focused on cultivating new markets for our solutions. We also use non-GAAP adjusted EBITDA, a non-GAAP financial measure, as a performance measure under our executive bonus plan. Further, we believe the exclusion of certain expenses in calculating non-GAAP adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis and, in the case of exclusion of acquisition-related expense and certain historical legal expenses, excludes items that we do not consider to be indicative of our core operating performance. Accordingly, we believe non-GAAP adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Our use of non-GAAP adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are: (a) although amortization and depreciation are non-cash charges, the assets being amortized and depreciated may have to be replaced in the future, and non-GAAP adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) non-GAAP adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (c) non-GAAP adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) non-GAAP adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and (e) other companies, including companies in our industry, may calculate non-GAAP adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider non-GAAP adjusted EBITDA alongside our other GAAP-based financial performance measures, net income and our other GAAP financial results. The following table presents a reconciliation of non-GAAP adjusted EBITDA from net income, the most directly comparable GAAP measure, for each of the periods indicated (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Non-GAAP adjusted EBITDA:			
Net income	$ 131,628	$ 122,513	$ 80,340
Adjustments:			
Interest expense, interest income and certain activity within other income / (expense), net	(28,424)	(35,933)	(32,229)
Provision for income taxes	37,620	19,294	17,485
(Income) / loss from equity method investments	(2,642)	(133)	—
Amortization and depreciation expense	30,819	29,131	31,424
Stock-based compensation expense	33,190	41,242	47,283
Acquisition-related expense	1,872	108	621
Litigation expense	1,942	17	9,043
Total adjustments	74,377	53,726	73,627
Non-GAAP adjusted EBITDA	$ 206,005	$ 176,239	$ 153,967

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of inflation and foreign exchange rates.

The uncertainty that exists with respect to the economic impact of the Macroeconomic Conditions continues to create significant volatility in the financial markets subsequent to the year ended December 31, 2025.

Market Risk

On January 20, 2021, we issued the 2026 Notes and on May 31, 2024, we issued the 2029 Notes. We carry these instruments at face value less unamortized issuance costs. However, the fair values of the 2026 Notes and 2029 Notes fluctuate when the market price of our common stock fluctuates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Foreign Currency Exchange Risk

Because substantially all of our revenue and operating expenses are denominated in U.S. dollars, we do not believe our exposure to foreign currency exchange risk is material to our business, financial condition or results of operations. If a significant portion of our revenue and operating expenses becomes denominated in currencies other than U.S. dollars, we may not be able to effectively manage this risk, and our business, financial condition and results of operations could be adversely affected by translation and by transactional foreign currency conversions.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ALARM.COM HOLDINGS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Alarm.com Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alarm.com Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Zona NewCo, LLC, or Resideo Grid Services ("RGS"), Bridge to Renewables, Inc. ("BTR"), and CHeKT from its assessment of internal control over financial reporting as of December 31, 2025 because they were acquired by the Company in purchase business combinations during 2025. We have also excluded RGS, BTR, and CHeKT from our audit of internal control over financial reporting. RGS and BTR are wholly-owned subsidiaries whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent less than 1% of total assets and less than 1% of total revenues of the related consolidated financial statement amounts as of and for the year ended December 31, 2025. CHeKT is an 81% owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent less than 1% of total assets and less than 1% of total revenues of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition

As described in Note 2 to the consolidated financial statements, the Company's revenue is generated from the sale of cloud-based SaaS services on its integrated Alarm.com platform, the sales of licenses and services on its non-hosted software platform, and the sale of hardware products. Cloud-based SaaS services are billed monthly in advance and revenue is recognized on a monthly basis as the performance obligation is satisfied. Licenses on non-hosted services are billed monthly and revenue is recognized on a monthly basis as the services are performed. Hardware revenue is recognized when the customer obtains control. The Company's total revenue was $1.01 billion for the year ended December 31, 2025.

The principal considerations for our determination that performing procedures relating to revenue recognition is a critical audit matter are the significant audit effort in performing procedures and evaluating audit evidence related to the accuracy and occurrence of revenue transactions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the accuracy and occurrence of revenue transactions. These procedures also included, among others, evaluating, on a test basis, the accuracy and occurrence of transactions recognized as revenue by obtaining and inspecting, where applicable, invoices, customer purchase orders, dealer and license agreements, shipping documents and cash receipts from customers.

/s/ PricewaterhouseCoopers LLP
Washington, District Of Columbia
February 19, 2026

We have served as the Company's auditor since 2009.

ALARM.COM HOLDINGS, INC.
Consolidated Statements of Operations
(in thousands, except share and per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue:			
SaaS and license revenue	$ 689,397	$ 631,198	$ 569,200
Hardware and other revenue	321,790	308,629	312,482
Total revenue	1,011,187	939,827	881,682
Cost of revenue[(1)]:			
Cost of SaaS and license revenue	96,200	89,512	85,898
Cost of hardware and other revenue	246,095	236,637	239,261
Total cost of revenue	342,295	326,149	325,159
Operating expenses:			
Sales and marketing	123,788	111,242	100,226
General and administrative	110,418	108,879	112,930
Research and development	270,229	255,878	245,114
Amortization and depreciation	30,819	29,131	31,424
Total operating expenses	535,254	505,130	489,694
Operating income	133,638	108,548	66,829
Interest expense	(17,294)	(11,426)	(3,429)
Interest income	45,617	47,359	29,801
Other income / (expense), net	4,645	(2,807)	4,624
Income before income taxes	166,606	141,674	97,825
Provision for income taxes	37,620	19,294	17,485
Income from equity method investments, net	(2,642)	(133)	—
Net income	131,628	122,513	80,340
Net loss attributable to redeemable noncontrolling interests	946	1,603	703
Net income attributable to common stockholders	$ 132,574	$ 124,116	$ 81,043
Per share information attributable to common stockholders:			
Net income attributable to common stockholders per share:			
Basic	$ 2.66	$ 2.50	$ 1.63
Diluted	$ 2.46	$ 2.29	$ 1.53
Weighted average common shares outstanding:			
Basic	49,795,191	49,641,763	49,818,448
Diluted	58,923,815	57,993,019	54,625,434

(1) Exclusive of amortization and depreciation shown in operating expenses below.

See accompanying notes to the consolidated financial statements.

ALARM.COM HOLDINGS, INC.
Consolidated Statements of Comprehensive Income
(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 131,628	$ 122,513	$ 80,340
Other comprehensive income / (loss)			
Foreign currency translation adjustment	1,875	(583)	1,398
Total other comprehensive income / (loss)	1,875	(583)	1,398
Comprehensive income	133,503	121,930	81,738
Comprehensive loss attributable to redeemable noncontrolling interests	946	1,603	703
Comprehensive income attributable to common stockholders	$ 134,449	$ 123,533	$ 82,441

See accompanying notes to the consolidated financial statements.

ALARM.COM HOLDINGS, INC.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,	
	2025	**2024**
Assets		
Current assets:		
Cash and cash equivalents	$ 960,584	$ 1,220,701
Accounts receivable, net of allowance for credit losses of $5,171 and $3,870, and net of allowance for product returns of $2,140 and $2,448 as of December 31, 2025 and 2024, respectively	141,852	126,082
Inventory	94,429	87,435
Other current assets, net of allowance for credits losses of $749 and $0 as of December 31, 2025 and 2024, respectively	75,646	47,374
Total current assets	1,272,511	1,481,592
Property and equipment, net	64,799	63,205
Intangible assets, net	99,352	63,159
Goodwill	224,987	154,211
Deferred tax assets	152,255	181,284
Operating lease right-of-use assets	52,636	53,425
Investments in unconsolidated entities	226,931	17,170
Other assets, net of allowance for credit losses of $0 and $1 as of December 31, 2025 and 2024, respectively	43,120	24,162
Total assets	$ 2,136,591	$ 2,038,208
Liabilities, redeemable noncontrolling interests and stockholders' equity		
Current liabilities:		
Accounts payable, accrued expenses and other current liabilities	$ 107,195	$ 139,427
Accrued compensation	31,126	28,739
Deferred revenue	16,428	12,940
Convertible senior notes, net	499,867	—
Operating lease liabilities	8,524	7,700
Total current liabilities	663,140	188,806
Deferred revenue	13,456	13,619
Convertible senior notes, net, noncurrent	489,641	983,477
Operating lease liabilities	67,609	65,534
Other liabilities	11,735	15,479
Total liabilities	1,245,581	1,266,915
Commitments and contingencies (Note 14)		
Redeemable noncontrolling interests	42,847	44,747
Stockholders' equity		
Preferred stock, $0.001 par value, 10,000,000 shares authorized; no shares issued and outstanding as of December 31, 2025 and 2024	—	—
Common stock, $0.01 par value, 300,000,000 shares authorized; 53,540,939 and 52,756,077 shares issued; and 49,630,714 and 49,618,346 shares outstanding as of December 31, 2025 and 2024, respectively	536	528
Additional paid-in capital	549,913	521,192
Treasury stock, at cost; 3,910,225 and 3,137,731 shares as of December 31, 2025 and 2024, respectively	(227,852)	(186,291)
Accumulated other comprehensive income	2,690	815
Retained earnings	522,876	390,302
Total stockholders' equity	848,163	726,546
Total liabilities, redeemable noncontrolling interests and stockholders' equity	$ 2,136,591	$ 2,038,208

See accompanying notes to the consolidated financial statements.

ALARM.COM HOLDINGS, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 131,628	$ 122,513	$ 80,340
Adjustments to reconcile net income to net cash flows from operating activities:			
Provision for credit losses on accounts receivable	2,155	950	1,508
Reserve for product returns	3,071	3,187	4,399
Provision for credit losses on notes receivable	748	3,996	3
Amortization and depreciation	30,819	29,131	31,424
Amortization of debt issuance costs	6,031	4,796	3,145
Amortization of operating leases	15,381	13,084	11,484
Deferred income taxes	29,974	(34,496)	(47,730)
Stock-based compensation	33,190	41,242	47,283
Distributions on investments in unconsolidated entities	7,763	—	—
Gain on from investments in unconsolidated entities	(7,748)	(127)	—
Other adjustments	1,624	955	2,701
Changes in operating assets and liabilities (net of business acquisitions):			
Accounts receivable	(15,706)	271	(10,536)
Inventory	(5,602)	8,558	20,961
Other current and non-current assets	(20,964)	(2,697)	(1,338)
Accounts payable and other current liabilities	(46,488)	20,133	4,613
Deferred revenue	256	3,674	4,553
Operating lease liabilities	(9,864)	(12,467)	(13,947)
Other liabilities	(2,938)	3,710	(2,898)
Cash flows from operating activities	153,330	206,413	135,965
Cash flows used in investing activities:			
Business acquisitions, net of cash acquired	(112,915)	—	(9,696)
Additions to property and equipment	(16,281)	(10,133)	(7,517)
Issuances of notes receivable	(25,255)	(500)	(450)
Capitalized software development costs	(1,307)	(1,643)	(743)
Receipt of payments on notes receivable	98	51	55
Proceeds from sale of investments in unconsolidated entities	3,058	—	—
Purchase of investments in unconsolidated entities	(205,880)	(11,025)	(1,700)
Purchases of other intangible assets	—	(1,431)	(5,915)
Cash flows used in investing activities	(358,482)	(24,681)	(25,966)
Cash flows (used in) / from financing activities:			
Proceeds from issuance of convertible senior notes	—	500,000	—
Payments of debt issuance costs	—	(14,834)	—
Purchases of capped calls related to convertible senior notes	—	(63,050)	—
Payments of deferred consideration for acquisitions	(1,741)	(7,269)	(1,672)
Purchases of treasury stock, including transaction costs	(41,561)	(75,000)	(27,298)
Purchases of redeemable noncontrolling interest	(16,179)	—	(832)
Payments of acquired debt	—	—	(3,040)
Payments of tax withholdings related to vesting of restricted stock units	—	(3,401)	(2,621)
Issuances of common stock from equity-based plans	4,475	9,984	3,598
Cash flows (used in) / from financing activities	(55,006)	346,430	(31,865)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(167)	(109)	66
Net (decrease) / increase in cash, cash equivalents and restricted cash	(260,325)	528,053	78,200
Cash, cash equivalents and restricted cash at beginning of the period	1,229,132	701,079	622,879
Cash, cash equivalents and restricted cash at end of the period	$ 968,807	$ 1,229,132	$ 701,079

ALARM.COM HOLDINGS, INC.
Consolidated Statements of Cash Flows — (Continued)
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Reconciliation of cash, cash equivalents and restricted cash:			
Cash and cash equivalents	$ 960,584	$ 1,220,701	$ 696,983
Restricted cash included in other current assets and other assets	8,223	8,431	4,096
Total cash, cash equivalents and restricted cash	$ 968,807	$ 1,229,132	$ 701,079
Supplemental disclosures:			
Cash paid for interest	$ 11,250	$ 5,656	$ 192
Cash paid for income taxes, net of refunds	45,387	68,211	64,577
Noncash investing and financing activities:			
Cash not yet paid for capital expenditures	883	255	630
Cash not yet paid for business and asset acquisitions and investments - holdback and working capital adjustments	13,513	200	2,780
Conversion of notes receivable and other assets to investments in unconsolidated entities	7,192	—	—
Contingent liability from business acquisition	1,223	2,169	2,061

See accompanying notes to the consolidated financial statements.

ALARM.COM HOLDINGS, INC.
Consolidated Statements of Equity
(in thousands)

	Redeemable Noncontrolling Interests	Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Total Stockholders' Equity
		Shares	Amount		Shares	Amount			
Balance as of December 31, 2022	$ 23,988	50,985	$ 510	$ 497,199	1,533	$ (83,993)	$ —	$ 185,143	$ 598,859
Common stock issued in connection with equity-based plans	—	904	9	3,589	—	—	—	—	3,598
Purchases of treasury stock	—	—	—	—	488	(27,298)	—	—	(27,298)
Tax withholdings related to vesting of restricted stock units	—	—	—	(2,621)	—	—	—	—	(2,621)
Stock-based compensation expense	—	—	—	47,422	—	—	—	—	47,422
Purchases of redeemable noncontrolling interest	(1,238)	—	—	406	—	—	—	—	406
Accretion adjustments of redeemable noncontrolling interest to redemption value	14,261	—	—	(14,261)	—	—	—	—	(14,261)
Net income / (loss) attributable to common stockholders	(703)	—	—	—	—	—	—	81,043	81,043
Other comprehensive income	—	—	—	—	—	—	1,398	—	1,398
Balance as of December 31, 2023	$ 36,308	51,889	$ 519	$ 531,734	2,021	$(111,291)	$ 1,398	$ 266,186	$ 688,546
Common stock issued in connection with equity-based plans	—	867	9	9,975	—	—	—	—	9,984
Purchases of treasury stock, including transaction costs and excise tax	—	—	—	(394)	1,117	(75,000)	—	—	(75,394)
Tax withholdings related to vesting of restricted stock units	—	—	—	(3,401)	—	—	—	—	(3,401)
Stock-based compensation expense	—	—	—	41,397	—	—	—	—	41,397
Accretion adjustments of redeemable noncontrolling interest to redemption value	10,042	—	—	(10,042)	—	—	—	—	(10,042)
Purchases of capped calls related to convertible senior notes, net of tax	—	—	—	(48,077)	—	—	—	—	(48,077)
Net income / (loss) attributable to common stockholders	(1,603)	—	—	—	—	—	—	124,116	124,116
Other comprehensive income	—	—	—	—	—	—	(583)	—	(583)
Balance as of December 31, 2024	$ 44,747	52,756	$ 528	$ 521,192	3,138	$(186,291)	$ 815	$ 390,302	$ 726,546

| | Redeemable Noncontrolling Interests | Common Stock | | Additional Paid-In Capital | Treasury Stock | | Accumulated Other Comprehensive Income / (Loss) | Retained Earnings | Total Stockholders' Equity |
		Shares	Amount		Shares	Amount			
Balance as of December 31, 2024	$ 44,747	52,756	$ 528	$ 521,192	3,138	$(186,291)	$ 815	$ 390,302	$ 726,546
Common stock issued in connection with equity-based plans	—	785	8	4,467	—	—	—	—	4,475
Purchase of treasury stock, including transaction costs and excise tax	—	—	—	(110)	772	(41,561)	—	—	(41,671)
Stock-based compensation expense	—	—	—	33,237	—	—	—	—	33,237
Noncontrolling interest assumed through acquisition	6,352	—	—	—	—	—	—	—	—
Purchases of redeemable noncontrolling interest	(14,643)	—	—	(1,536)	—	—	—	—	(1,536)
Accretion adjustments of redeemable noncontrolling interest to redemption value	7,337	—	—	(7,337)	—	—	—	—	(7,337)
Net income / (loss) attributable to common stockholders	(946)	—	—	—	—	—	—	132,574	132,574
Other comprehensive income	—	—	—	—	—	—	1,875	—	1,875
Balance as of December 31, 2025	$ 42,847	53,541	$ 536	$ 549,913	3,910	$(227,852)	$ 2,690	$ 522,876	$ 848,163

See accompanying notes to the consolidated financial statements.

Note 1. Organization

Alarm.com Holdings, Inc. (referred to herein as Alarm.com, the Company, or we) is the leading platform for intelligently connected properties. Our cloud-based platform offers an expansive suite of Internet of Things, or IoT, solutions addressing global opportunities in the residential, multi-family, small business, enterprise commercial and energy markets. Alarm.com's solution suite includes security, video surveillance and video analytics, energy management, access control, electric utility grid management, active shooter detection, water management, personal safety and data-rich emergency response. Our solutions are delivered through an established network of trusted service provider partners, who are experts at selling, installing and supporting our solutions. We derive revenue from the sale of our cloud-based Software-as-a-Service, or SaaS, services, license fees, software, hardware, activation fees and other revenue. Our fiscal year ends on December 31.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

Our consolidated financial statements include our accounts and those of our majority-owned and controlled subsidiaries after elimination of intercompany accounts and transactions. Equity investments over which we are able to exercise significant influence but do not control the investee are accounted for using the equity method.

We determine whether we have a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity, or VIE. Voting interest entities are entities that have sufficient equity and provide equity investor voting rights that give them power to make significant decisions relating to the entity's operations. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. In VIEs, a controlling financial interest is attained through means other than voting rights and the entities lack one or more of the characteristics of a voting entity.

We have unconsolidated equity investments in third-party businesses. Equity investments with readily determinable fair values are recorded at fair value. Equity investments without readily determinable fair values are recorded using the measurement alternative. Under the measurement alternative, we measure investments without readily determinable fair values at cost, less impairment, adjusted for observable price changes from orderly transactions for identical or similar investments. We make a separate election to use the measurement alternative for each eligible investment, and reassess whether an investment qualifies for the alternative at each reporting period. Adjustments resulting from impairment, fair value or observable price changes are recorded in other income / (expense), net in our consolidated statements of operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. As of the date of issuance of these financial statements, we are not aware of any specific event or circumstance that would require us to update our estimates, assumptions and judgments or revise the carrying value of our assets or liabilities. However, our estimates, judgments and assumptions are continually evaluated based on available information and experience and may change as new events occur and additional information is obtained. The global economy, credit markets and financial markets have and may continue to experience significant volatility as a result of significant worldwide events, including public health crises, and geopolitical upheaval (including the ongoing conflicts in Ukraine, and in the Middle East and surrounding areas), disruptions to global supply chains, fluctuations in interest rates, tariffs, risk of recession and inflation (collectively, the Macroeconomic Conditions). Because of the use of estimates inherent in the financial reporting process and in light of the continuing uncertainty arising from the Macroeconomic Conditions, actual results could differ from those estimates and any such differences may be material. Estimates are used when accounting for revenue recognition, allowances for credit losses, allowance for hardware returns, estimates of obsolete inventory, long-term incentive compensation, the lease term and incremental borrowing rates for leases, stock-based compensation, income taxes, legal reserves, equity method investments, goodwill, intangible assets and other long-lived assets.

Reclassifications

Certain previously reported amounts in the consolidated statements of operations for the year ended December 31, 2024 have been reclassified to conform to our current presentation to reflect income from equity method investments, net, as a separate line item, which was previously included in other income / (expense), net. Certain previously reported amounts in the consolidated balance sheets for the year ended December 31, 2024 have been reclassified to conform to our current presentation, including the addition of the investments in unconsolidated entities as a separate line item. Certain previously reported amounts in the consolidated statement of cash flows for the years ended December 31, 2024 and 2023 have been reclassified to conform to our current presentation, including the addition of other adjustments as a separate line item within the adjustments to reconcile net income to net cash flows from the operating activities section.

Cash and Cash Equivalents

We consider all highly liquid instruments purchased with an original maturity from the date of purchase of three months or less to be cash equivalents. As of December 31, 2025 and 2024, we have invested $941.1 million and $1.2095 billion in cash equivalents in the form of money market funds with a number of financial institutions, respectively. We consider these money market funds to be Level 1 financial instruments (see Note 11).

Accounts Receivable

Accounts receivable are principally derived from sales to customers located in the United States and Canada. Revenue in countries outside of North America accounted for 5%, 6% and 4% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively. Accounts receivable balances related to service providers partners outside of North America were 8% as of December 31, 2025 and 2024. Our accounts receivable are stated at estimated realizable value.

Restricted Cash

We consider all cash reserved for a specific use and not available for immediate or general business use to be restricted cash. As of December 31, 2025, we had a total of $8.2 million of restricted cash, of which $2.1 million was included in other current assets and $6.1 million was included in other assets within our consolidated balance sheets. As of December 31, 2024, we had a total of $8.4 million of restricted cash, of which $2.2 million was included in other current assets and $6.2 million was included in other assets within our consolidated balance sheets.

Notes Receivable

Notes receivable are presented net of an allowance for uncollectibility, if any. We accrue interest on notes receivable based on the contractual terms of the note. Outstanding notes receivable that are aged 30 days or more from the contractual payment date are considered past due. Notes receivable are evaluated for impairment at least quarterly. Impairment occurs when it is deemed probable that we will not be able to collect all amounts due according to the contractual terms of the loan. Factors considered in determining impairment include payment status, collateral value and the probability of collecting payments when due. See Note 10 for further details on loans provided to distribution partners and service provider partners.

Credit Losses

The allowance for credit losses is a valuation account that is deducted from the accounts receivable and notes receivable amortized cost basis to present the net amount expected to be collected. We estimate the allowance balance by applying the loss-rate method using relevant available information from internal and external sources, including historical write-off activity, current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for changes in economic conditions, such as changes in unemployment rates. We use projected economic conditions over a period no more than twelve months based on data from external sources. For periods beyond the twelve-month reasonable and supportable forecast period, we revert to historical loss information immediately.

The allowance for credit losses is measured on a pooled basis when similar risk characteristics exist. When assessing whether to measure certain financial assets on a pooled basis, we considered various risk characteristics, including the financial asset type, size and the historical or expected credit loss pattern. These risk characteristics are relevant to accounts receivable and notes receivable.

Expected credit losses are estimated over the contractual term of the financial assets and we adjust the term for expected prepayments when appropriate. For the years ended December 31, 2025, 2024 and 2023 we recorded credit loss expense for accounts receivable and notes receivable of $1.9 million, $4.7 million and $1.0 million in general and administrative expense in our consolidated statements of operations, respectively. The contractual term excludes expected extensions, renewals and modifications because extension and renewal options are unconditionally cancelable by us. Write-offs of the amortized cost basis are recorded to the allowance for credit losses. Any subsequent recoveries of previously written off balances are recorded as a reduction to credit loss expense.

Credit Losses - Accounts Receivable

We identified the following two portfolio segments for our accounts receivable: (i) outstanding accounts receivable balances within Alarm.com and certain subsidiaries and (ii) outstanding accounts receivable balances within all other subsidiaries. There were no changes to our portfolio segments for our accounts receivable during the years ended December 31, 2025, 2024 and

2023, and no changes to our policies or practices that influenced our estimate of expected credit losses for accounts receivable. Additionally, there were no significant changes in the amount of accounts receivable write-offs during the year ended December 31, 2025, as compared to historical periods.

Credit Losses - Notes Receivable

We identified one portfolio segment, loan receivables, for our notes receivable. There were no changes to our policies or practices involving the issuance of notes receivable, customer acquisitions or any other factors that influenced our estimate of expected credit losses for notes receivable. During the year ended December 31, 2024, we wrote off $4.0 million related to a note receivable that originated in 2017 with an affiliate entity of one of our distribution partners, or the Affiliate, and reversed the previously allowance for credit losses recorded earlier in 2024. There were no purchases or sales of financial assets during the years ended December 31, 2025 and 2024.

We do not accrue interest on notes receivable that are considered impaired or are 90 days or greater past due based on their contractual payment terms. Notes receivable that are 90 days or greater past due are placed on nonaccrual status. Notes receivable may be placed on nonaccrual status earlier if, in management's opinion, a timely collection of the full principal and interest becomes uncertain. After a note receivable has been placed on nonaccrual status, interest will be recognized when cash is received. A note receivable may be returned to accrual status after all of the customer's delinquent balances of principal and interest have been settled, and collection of all remaining contractual amounts due is reasonably assured. We have elected not to measure an allowance for credit losses for accrued interest receivables. We write-off any accrued interest on notes receivable that are considered impaired or are 90 days or greater past due based on their contractual payment terms by reversing interest income. The accrued interest receivable as of December 31, 2025 and 2024 was $0.7 million and $0.2 million, respectively, and is reflected in other current assets and other assets within our consolidated balance sheets and excluded from the amortized cost basis of the notes receivable. During the year ended December 31, 2024, we recorded a reduction to our interest income of $0.5 million related to the reversal of payable in kind interest associated with a subordinated credit agreement with the Affiliate. We did not write off any accrued interest receivable during the years ended December 31, 2025 and 2023.

Inventory

Our inventory, which is comprised of raw materials, work-in-process and finished goods, includes materials used to produce our wireless communications network enabled radios, video cameras, video recorders, smart thermostats, active shooter detection sensors, home automation system parts and peripherals, is stated at the lower of cost or net realizable value, and is charged to cost of sales primarily on a first in, first out, or FIFO, basis when the inventory is shipped from our manufacturer and received by our service provider partners. We periodically evaluate our inventory quantities for obsolescence based on criteria such as customer demand and changing technology and record an obsolescence write-off when necessary.

Equity Method Investments

We account for equity investments where we can exercise significant influence over, but not control, an investee using the equity method of accounting. Equity method investments are initially recorded at cost in investments in unconsolidated entities in the consolidated balance sheets. Under the equity method of accounting, investments are adjusted to recognize our proportionate share of net income or losses of the investees and are recorded in income from equity method investments, net in our consolidated statements of operations. The equity method investments are also adjusted by contributions to and distributions from the investees as well as any impairments resulting from other-than-temporary declines in fair value that is less than its carrying value. Depending on the timing of the availability of the financial statements of the investees, we may apply a three-month lag period based on when financial information is received. When applying a lag period, we adjust for any known significant changes from the lag period to our reporting date.

In cases where our equity method investments provide for a disproportionate allocation of the profits and losses of the investees, our share of income or losses from equity method investments is determined using a balance sheet approach referred to as the hypothetical liquidation at book value, or HLBV, method. Under the HLBV method, at the end of each reporting period, a calculation is prepared to determine the amount that we would receive if an equity investment entity were to liquidate its net assets and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period, after adjusting for capital contributions and distributions as well as the amortization of basis differences, is the amount we recognize for our share of the income or losses from the equity investments for the period.

We have certain investments in unconsolidated entities accounted for under the equity method of accounting in which our carrying value exceeds our proportionate share of net assets of the unconsolidated entity. We record our proportionate share of amortization expense related to basis differences in income from equity method investments, net in our consolidated statements of operations.

Leases

We determine if an arrangement contains a lease at the inception of the arrangement. As part of the lease determination process, we assess several factors, including, but not limited to, whether we have the right to control and direct the use of the asset and whether the other party has a substantive substitution right. If we enter into leases that contain multiple components, we identify separate lease components based on whether or not the right to use the underlying assets is distinct and either highly dependent or highly interrelated with other rights in the contract. We also evaluate whether there are any non-lease components in the arrangement. For certain classes of underlying assets, such as data centers, we have elected not to separate non-lease components from lease components. For all other classes of underlying assets, if separate lease and non-lease components are identified, we allocate the consideration in the contract to the lease and non-lease components using the relative stand-alone selling price method at the lease inception.

Some of our leases include options to renew at our sole discretion. We also have several leases that provide us an option to terminate the lease prior to the end of the lease term. These renewal and termination options are included in the lease term at the commencement date when we are reasonably certain the options will be exercised. When assessing the likelihood of electing these options, we consider the length of the renewal period, market conditions, our expansion plans, the existence of a termination penalty, as well as other factors. Our lease agreements do not contain any material residual value guarantees, restrictive covenants or variable lease payments.

Right-of-use, or ROU, assets represent our right to use an underlying asset for the term of the lease and lease liabilities represent our obligation to make lease payments throughout the term of the lease. ROU assets and lease liabilities are recognized as of the commencement date of the lease based on the present value of contractual lease payments due over the term of the lease. We use our incremental borrowing rate to determine the present value of the lease payments, as our leases do not state the rate implicit in the lease. Our incremental borrowing rate is determined on a collateralized basis at the commencement date of the lease.

ROU assets and lease liabilities resulting from operating leases are recorded on our consolidated balance sheets. Our finance leases and subleases were not material to the consolidated financial statements as of December 31, 2025. We did not have any finance leases or subleases as of December 31, 2024.

Lease expense is recognized on a straight-line basis over the term of the lease. Office and equipment lease expense is recorded in general and administrative expense and data center lease expense recorded in cost of SaaS and license revenue as well as research and development expense. Some of our leases include tenant improvement allowances, which are recorded when we are reasonably certain to utilize the allowance and are amortized on a straight-line basis over the shorter of the lease terms or the asset lives. Leases with an initial lease term of twelve months or less are considered short-term leases. Short-term leases are not recorded on our consolidated balance sheets. Expenses associated with short-term leases are recognized on a straight-line basis over the term of the lease and are recorded in general and administrative expense. Short-term lease costs were immaterial for the years ended December 31, 2025 and 2024.

Convertible Senior Notes

On January 20, 2021, we issued $500.0 million aggregate principal amount of 0% convertible senior notes due January 15, 2026, in a private placement to qualified institutional buyers, or the 2026 Notes. On May 31, 2024, we issued $500.0 million aggregate principal amount of 2.25% convertible senior notes due June 1, 2029, in a private placement to qualified institutional buyers, or the 2029 Notes. We account for the 2026 Notes and the 2029 Notes as a liability. The debt issuance costs are presented as a deduction from the outstanding principal balance of the 2026 Notes and 2029 Notes and are amortized to interest expense using the effective interest method over the contractual term of the 2026 Notes and 2029 Notes. See Note 21 for details on our payment of the 2026 Notes upon maturity on January 15, 2026.

Capped Call Transactions

On May 31, 2024, we issued the 2029 Notes. In connection with the offering of the 2029 Notes, we entered into privately negotiated capped call transactions with one of the initial purchasers and certain other financial institutions, at a cost of $63.1 million. The capped call transactions cover, subject to customary adjustments substantially similar to those applicable to the 2029 Notes, the number of shares of our common stock initially underlying the 2029 Notes. As the capped call options are both legally detachable and separately exercisable from the 2029 Notes, we account for the capped call options separately from the 2029 Notes. The capped call options are indexed to our own common stock and classified in stockholders' equity. As such, the premiums paid for the capped call options were included as a net reduction to additional paid-in capital in the consolidated balance sheets. The capped call transactions will not be remeasured as long as they continue to meet the conditions for equity classification.

We elected to integrate the capped call options with the 2029 Notes for federal income tax purposes pursuant to applicable U.S. Treasury Regulations. Accordingly, the $63.1 million cost of the purchased capped calls will be deductible for income tax purposes. The original issue discount is accreted over the term of the 2029 Notes.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income / (loss). Other comprehensive income / (loss) refers to gains and losses that are recorded as an element of stockholders' equity and excluded from net income. Our other comprehensive income / (loss) consists of foreign currency translation adjustments.

Foreign Currency

For foreign operations where substantially all monetary transactions are in the local currency, we use the local currency as the functional currency. For these foreign operations, assets and liabilities are translated at period-end exchange rates and revenue and expense items are translated at average exchange rates prevailing during the periods being reported. The effects of translating financial statements of foreign operations into our reporting currency are recognized as a cumulative translation adjustment within accumulated other comprehensive income, a separate component of stockholders' equity. Gains or losses from foreign currency remeasurements that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in our results of operations.

Redeemable Noncontrolling Interests

Noncontrolling interests with redemption features that are not solely within our control are considered redeemable noncontrolling interests. Our redeemable noncontrolling interests relate to our 89% equity ownership interest in PC Open Incorporated, a Washington corporation, doing business as OpenEye, our 99% equity ownership interest in Noonlight, Inc., or Noonlight, a Delaware corporation (see Note 7) and our 81% ownership interest in CHeKT, Inc., or CHeKT. The OpenEye, Noonlight and CHeKT stockholder agreements contain a put option that gives the minority stockholders the right to sell their shares to us based on the fair value of the shares and also contain a call option that gives us the right to purchase the remaining shares from the minority stockholders based on the fair value of the shares. The next put and call options related to OpenEye can be exercised beginning in the first quarter of 2028 and the fourth quarter of 2028, respectively. The put and call options related to Noonlight can each be exercised beginning in the first quarter of 2026. The put and call options related to CHeKT can each be exercised beginning in the first quarter of 2028. These redeemable noncontrolling interests are considered temporary equity and we report them between liabilities and stockholders' equity in the consolidated balance sheets. The amount of the net income or loss attributable to the redeemable noncontrolling interests is recorded in the consolidated statements of operations and the accretion of the redemption values is recorded as an adjustment to additional paid-in capital. We account for purchases of redeemable noncontrolling interest as a component of stockholders' equity when control is maintained. We recognize the difference between the fair value of the consideration paid for the acquired redeemable noncontrolling interest and the carrying value of the acquired redeemable noncontrolling interest as an adjustment to additional paid-in capital. The aggregate redemption values of the of the noncontrolling interest was $42.8 million and $44.7 million as of December 31, 2025 and 2024, respectively.

Internal-Use Software

We capitalize the costs directly related to the development of internal-use software for our platforms during the application development stage of the projects. Such costs primarily include payroll and payroll-related costs for engineers and product development employees as well as third-party consultants directly associated with the development project. Our internal-use software is reported at cost less accumulated amortization. Amortization begins once the project is ready for its intended use, which is usually when the code goes into production in weekly software builds on our platforms. We amortize the asset on a straight-line basis over the estimated useful life, which is typically a three to five-year period. We update our software for our SaaS multi-tenant platforms on a weekly basis utilizing continuous agile development methods, which primarily consists of bug-fixes and user interface changes. We evaluate whether a project should be capitalized if it adds significant functionality to our platforms. Maintenance activities or minor upgrades are expensed in the period performed.

External Software

Costs incurred in researching and developing a computer software product that will be marketed and sold are charged to expense when incurred until technological feasibility is established. Technological feasibility is established upon completion of a detailed program design or, in its absence, completion of a working model. After technological feasibility is established, certain payroll and payroll-related costs are capitalized for engineers and product development employees directly associated with the development project. Cost capitalization ceases when the product is available for general release. Our non-hosted software is typically developed in an agile environment with frequent revisions to product release features and functions. Agile development results in a short duration between completion of the detailed program design and beta release. As of December 31, 2025 and 2024, our capitalized software development costs for internal-use software and external software included in the consolidated balance sheets were $3.4 million and $2.4 million, respectively.

Revenue Recognition

We derive our revenue from three primary sources: the sale of cloud-based SaaS services on our integrated Alarm.com platform, the sale of licenses and services on our non-hosted software platform, or Software platform, and the sale of hardware products. We sell our platform and hardware solutions to service provider partners that resell our solutions and hardware to residential and commercial property owners, who are the service provider partners' customers. Our subscribers consist of all of the properties maintained by those residential and commercial property owners to which we are delivering at least one of our solutions. We also sell our hardware to distributors who resell the hardware to service provider partners. We enter into contracts with our service provider partners that establish pricing for access to our platform solutions and for the sale of hardware. These service provider contracts typically have an initial term of one year, with subsequent renewal terms of one year. Our service provider partners have indicated that they typically have three to five-year service contracts with residential and commercial property owners who use our solutions.

Our hardware sales include connected devices that enable our services, such as video cameras, video recorders, gunshot detection sensors, gateway modules and smart thermostats. Our service provider partners may purchase our hardware in anticipation of installing the hardware in a residential or commercial property when they create a new subscriber account, or for use in existing subscriber properties. The purchase of hardware occurs in a transaction that is separate and typically in advance of the purchase of our platform services. The performance obligation is primarily satisfied when the hardware is received by our service provider partner or distributor. Service provider partners transact with us to purchase our platform solutions and resell our solutions to a new subscriber, or to upgrade or downgrade the solutions of an existing subscriber, at which time the subscriber's access to our platform solutions is enabled and the delivery of the services commences. Our performance obligation related to providing our platform solutions is satisfied on a daily basis as the subscriber uses the platform services. The purchase of platform solutions and the purchase of hardware are separate transactions as revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We generate all of our revenue from contracts with customers.

Contracts with our service provider partners typically have an initial term of one year. Further, SaaS and license revenue associated with our contracts is recognized at an amount that corresponds directly with the value of the performance completed to date. Additionally, the consideration received from hardware sales corresponds directly with the stand-alone selling price of the hardware. As a result, we have elected to use the practical expedient related to the amount of transaction price allocated to the unsatisfied performance obligations and therefore, we have not disclosed the total remaining revenue expected to be recognized on all contracts or the expected period over which the remaining revenue would be recognized.

To determine the transaction price, we analyze all of the performance obligations included in the contract. We consider the terms of the contract and our customary business practices, which typically do not include financing components or non-cash consideration. We have variable consideration primarily in the form of rebate incentives. The significant inputs related to our estimates of variable consideration include the volume and amount of products and services sold historically and expected to be sold in the future, the availability and performance of our services and the historical and expected number of returns. Depending on the type of variable consideration and its predictability, we may apply an "expected value" approach or a "most likely amount" approach. We estimate the variable consideration at the onset of a contract and include the variable consideration within the transaction price if it is probable that a significant reversal of the variable consideration would not occur in the future. When determining whether the amount of variable consideration included in the transaction price should be constrained, we look at the history of hardware purchased and subscribers added by our service provider partners to estimate the likelihood of those service provider partners obtaining the rebates. At times, our contracts include consideration payable to a customer in the form of fixed discounts or rebates. We record the consideration payable to a customer as a reduction to the transaction price resulting in a reduction to revenue over the service period.

If we enter into contracts that contain multiple promised services, we evaluate which of the promised services represent separate performance obligations based on whether or not the promised services are distinct and whether or not the services are separable from other promises in the contract. If these criteria are met, then we allocate the transaction price to the performance obligations using the relative stand-alone selling price method at contract inception.

In determining the relative estimated selling prices, we consider market conditions, entity-specific factors and information about the customer or class of customer. Any discount within the contract is allocated proportionately to all of the separate performance obligations in the contract unless the terms of discount relate specifically to the entity's efforts to satisfy some but not all of the performance obligations.

For our standard service provider agreements, we have used a portfolio approach for purposes of revenue recognition, as each agreement has similar characteristics and we do not expect the effects of applying this approach would have a material impact on our financial statements as compared to assessing each agreement individually.

SaaS and License Revenue

We generate the majority of our SaaS and license revenue primarily from monthly fees charged to our service provider partners on a per subscriber basis for access to our cloud-based intelligently connected property platform and related solutions. Our fees per subscriber vary based upon the service plan and features utilized.

Under the terms of our contractual arrangements with our service provider partners, we bill a monthly fee to our service provider partners in advance of the month of service, with the exception of the initial partial month of service, which is paid in arrears. Due to the limited period of time between receipt of payment and delivery of service, we have not accounted for these advance payments as significant financing components. We typically transfer the promised SaaS services to our customers over time, which is evidenced by the fact that the customers receive and consume the benefits provided by our performance of the services as such services are rendered. As a result, we recognize revenue from SaaS services on a monthly basis as we satisfy our performance obligations over the period of service. We have demonstrated that we can sell our SaaS offering on a stand-alone basis, as it can be sold separately from hardware and activation services. Our service provider partners typically incur and pay the same monthly fee per subscriber account for the entire period a subscriber account is active.

We offer multiple service level packages for our platform solutions including a range of solutions and a range of a la carte add-ons for additional features. The fee paid by our service provider partners each month for the delivery of our solutions is based on the combination of packages and add-ons enabled for each subscriber. We utilize tiered pricing plans where our service provider partners may receive prospective pricing discounts driven by volume.

We also generate SaaS and license revenue from the fees paid to us when we license our intellectual property to third parties for use of our patents. We bill a monthly fee to third parties based on the number of customers that were active during the prior month. We apply the usage-based royalty exception to recognize license revenue because the sole or predominant item to which the royalty relates is the license of intellectual property. Under the usage-based royalty exception, we recognize revenue on a monthly basis over the license period. In addition, in certain markets, our EnergyHub subsidiary sells its demand response service for an annual service fee, with pricing based on the number of subscribers or amount of aggregate electricity demand made available for a utility's or market's control.

Software License Revenue

Our SaaS and license revenue also includes our software license revenue from monthly fees charged to service providers on a per subscriber basis for access to our Software platform. The non-hosted software for interactive security, automation and related solutions is typically deployed and operated by the service provider in its own network operations center. Our agreements for the Software platform solution typically include software and services, such as post-contract customer support, or PCS. Software sales that include multiple elements are typically allocated to the various elements using the relative stand-alone selling price method. We apply the usage-based royalty exception to recognize license revenue associated with software hosted by our customers because the predominant item to which the royalty relates is the license of intellectual property. Under the usage-based royalty exception, we recognize revenue on a monthly basis over the period of use. Under the terms of our contractual arrangements with our service provider partners, we are entitled to payment of a monthly fee that is billed per subscriber for the month of service. Our software license revenue during the years ended December 31, 2025, 2024 and 2023 was $17.7 million, $20.3 million and $23.2 million, respectively.

Hardware and Other Revenue

We generate hardware and other revenue primarily from the sale of video cameras, video recorders, smart thermostats and cellular radio modules that provide access to our cloud-based platforms and, to a lesser extent, the sale of other devices, including image sensors, gunshot detection sensors and peripherals. We primarily transfer hardware to our customers upon delivery to the customer, which corresponds with the time at which the customer obtains control of the hardware. As a result, we recognize hardware and other revenue as we satisfy our performance obligations, which primarily occurs when the hardware is received by our service provider partner or distributor, net of a reserve for estimated returns. There are a few contracts in which we provide shipping and handling services to the customer after control of the hardware transfers to the customer. In these instances, we have elected to account for shipping and handling costs as activities performed to fulfill the promise to transfer hardware to the customer and not as a separate promised service.

Amounts due from the sale of hardware are payable in accordance with the terms of our agreements with our service provider partners or distributors, and are not contingent on resale to end-users, or to service provider partners in the case of sales of hardware to distributors. Payment for our hardware is typically due within 30 days from shipment. Our distributors sell directly to our service provider partners under terms between the two parties.

When determining the amount of consideration we expect to be entitled to for the sale of our hardware, we estimate the variable consideration associated with customer returns. We record a reserve against revenue for hardware returns based on historical returns. For each of the years ended December 31, 2025, 2024 and 2023, our reserve against revenue for hardware returns was 1% of hardware and other revenue. We evaluate our hardware reserve on a quarterly basis or if there is an indication of significant changes in return experience. Historically, our returns of hardware have not significantly differed from our estimated reserve. Additionally, we provide warranties related to the intended functionality of the products and services provided and those warranties typically allow for the return of hardware up to one year past the date of sale. We determined that these warranties are not separate performance obligations as they cannot be purchased separately and do not provide a service in addition to an assurance the hardware will function as expected.

Our hardware and other revenue also includes our revenue from the sale of perpetual licenses that provide our customers in the commercial market the right to use our video surveillance software for an indefinite period of time in exchange for a one-time license fee. Our hardware and other revenue also includes our revenue from the sale of licenses that provide our customers the right to use our gunshot detection solution in exchange for license fees. Our perpetual licenses and licenses to our gunshot detection solution provide a right to use intellectual property that is functional in nature and has significant stand-alone functionality. Accordingly, for licenses of functional intellectual property, revenue is recognized at the point-in-time when control has been transferred to the customer, which occurs once the software has been made available to the customer.

Hardware and other revenue may also include activation fees charged to some of our service provider partners for activation of a new subscriber account on our platforms, as well as fees paid by service provider partners for our marketing services. Our service provider partners use services on our platforms, such as support tools and applications, to assist in the installation of our solutions in subscriber properties. This installation marks the beginning of the service period on our platforms and, on occasion, we earn activation revenue for fees charged for this service. The activation fee is non-refundable, separately negotiated and specified in our contractual arrangements with our service provider partners and is charged to the service provider partner for each subscriber activated on our platforms. The decision whether to charge an activation fee is based in part on the expected number of subscribers to be added by our service provider partners and as a result, many of our largest service provider partners do not pay an activation fee. Activation fees are not offered on a stand-alone basis separate from our SaaS offering and are billed and received at the beginning of the arrangement. We record activation fees initially as deferred revenue and we recognize these fees ratably over the expected term of the subscribers' account which we estimate is 10 years based on our annual attrition rate. The portion of these activation fees included in current and long-term deferred revenue as of our balance sheet date represents the amounts that will be recognized ratably as revenue over the following twelve months, or longer as appropriate, until the 10-year expected term is complete. The balance of deferred revenue for activation fees was $4.0 million and $4.3 million as of December 31, 2025 and 2024, respectively, which combines current and long-term balances.

Cost of Revenue

Our cost of SaaS and license revenue primarily includes the amounts paid to wireless network providers and, to a lesser extent, the costs of running our network operations centers which are expensed as incurred, as well as patent and royalty costs in connection with technology licensed from third-party providers and amounts paid to distributed energy resource providers. Our cost of SaaS and license revenue also includes our cost of software license revenue, which primarily includes the payroll and payroll-related costs of the department dedicated to providing service exclusively to those service providers that host the Software platform. Our cost of software license revenue during the years ended December 31, 2025, 2024 and 2023 was $0.4 million, $0.6 million and $0.6 million, respectively. Our cost of hardware and other revenue primarily includes cost of raw materials, tooling, freight shipments and amounts paid to our third-party manufacturer for production and fulfillment of our cellular radio modules and image sensors, and procurement costs for our video cameras, video recorders, smart thermostats and gunshot detection sensors, which we purchase from an original equipment manufacturer, and other devices. Cost of hardware and other revenue also includes material costs and labor cost related to our employees who manufacture hardware for our suite of IoT solutions. Additionally, our cost of hardware and other revenue includes royalty costs in connection with technology licensed from third-party providers.

We record the cost of SaaS and license revenue as expenses are incurred, which corresponds to the delivery period of our services to our subscribers. We record the cost of hardware and other revenue primarily when the hardware and other services are delivered to the service provider partner, which occurs when control of the hardware and other services transfers to the service provider partner. Our cost of revenue excludes amortization and depreciation shown in operating expenses.

Contract Asset and Contract Liability Balances

At contract inception, we assess the goods and services promised in our contracts with customers and identify a performance obligation for each distinct promise to transfer a good or service, or bundle of goods or services. To identify the performance obligations, we consider all of the goods or services promised in the contract, whether explicitly stated or implied based on customary business practices. We record a contract asset when we satisfy a performance obligation by transferring a promised good or service. Contract assets can be conditional or unconditional depending on whether another performance obligation must be satisfied before payment can be received. We receive payments from our service provider partners based on the billing schedule established in our contracts. All of the accounts receivable presented in the consolidated balance sheets represent unconditional rights to consideration. We do not have any material assets from contracts containing conditional rights and we do not have any material assets from satisfied performance obligations that have not been invoiced.

We recognize an asset related to the costs incurred to obtain or fulfill a contract only if we expect to recover those costs and we would not have incurred those costs if the contract had not been obtained. We recognize an asset from the costs incurred to fulfill a contract if the costs (i) are specifically identifiable to a contract, (ii) enhance resources that will be used in satisfying performance obligations in future and (iii) are expected to be recovered. Our assets related to costs incurred to obtain a contract consist of capitalized commission costs, upfront payments made to a customer and contracts with an outstanding performance obligation. Based on the policy above, we capitalize a portion of our commission costs as an incremental cost of obtaining a contract. When calculating the incremental cost of obtaining a contract, we exclude any commission costs related to metrics that could be satisfied without obtaining a contract, including training-related metrics. We amortize our commission costs to sales and marketing expense on our consolidated statements of operations over a period of three years, which is consistent with the period over which the products and services related to the commission are transferred to the customer. The three-year period was determined based on our review of historical enhancements and upgrades to our products and services. We applied the portfolio approach to account for the amortization of contract costs for those contracts that have similar characteristics. Upfront payments made to a customer are capitalized and amortized over the expected period of benefit and are recorded as a reduction to revenue.

Contract liabilities include payments received in advance of performance under the contract and are realized with the associated revenue recognized under the contract. All of the deferred revenue presented in the consolidated balance sheets represents contract liabilities resulting from advance cash receipts from customers or amounts billed in advance to customers from the sale of services. Changes in deferred revenue are due to our performance under the contract as well as to cash received from new contracts for which services have not been provided.

Research and Development

Our research and development costs consist primarily of personnel and related expenses for our employees working on our product development and software and device engineering teams, including salaries, bonuses, stock-based compensation, benefits and other personnel costs. Our research and development of new products and services is a multidisciplinary effort across our product management, program management, software engineering, device engineering, quality engineering, configuration management and network operations teams. Also included are non-personnel costs, such as consulting and professional fees paid to third-party development resources. We invest substantial resources in research and development to enhance our platforms and applications, support our technology infrastructure, develop new capabilities and conduct quality assurance testing.

Fair Value Measurements

The accounting standard for fair value measurements provides a framework for measuring fair value and requires disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. This accounting standard established a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date;

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for similar assets and liabilities, either directly or indirectly; quoted prices in markets that are not active; and

Level 3 - Unobservable inputs supported by little or no market activity.

The carrying amount of financial assets, including cash and cash equivalents and accounts receivable, as well as accounts payable approximates fair value because of the short maturity and liquidity of those instruments.

Assets and Liabilities Measured at Fair Value on a Recurring Basis - In 2025 and 2024, we recorded assets for our money market accounts and equity securities with readily determinable fair values on a recurring basis. In 2025 and 2024, we recorded liabilities for a contingent consideration liability related to acquisitions at fair value on a recurring basis.

Assets Measured at Fair Value on a Nonrecurring Basis - We measure certain assets, including property and equipment, goodwill and intangible and long-lived assets at fair value on a nonrecurring basis. These assets are recognized at fair value when they are deemed to be other-than-temporarily impaired. Additionally, equity investments without readily determinable fair values are recognized at fair value on a nonrecurring basis when observable price changes from orderly transactions for identical or similar investments become available.

Concentration of Credit Risk

The financial instruments that potentially subject us to concentrations of credit risk consists principally of cash and cash equivalents and accounts receivables. All of our cash and cash equivalents are held at financial institutions that management believes to be of high credit quality. Our cash and cash equivalent accounts may exceed federally insured limits at times. We mitigate the risk of loss for our cash and cash equivalents by depositing funds with a number of reputable financial institutions and monitoring risk profiles and investment strategies of money market funds. We have not experienced any losses on cash and cash equivalents to date. To manage accounts receivable risk, we evaluate the credit worthiness of our service provider partners and maintain an allowance for credit losses. The majority of our accounts receivable balance is due from our service provider partners in North America. We assess the concentrations of credit risk with respect to accounts receivables based on one industry and one geographic region and believe our reserve for uncollectible accounts is appropriate based on our history and this concentration.

Stock-Based Compensation

We compensate our executive officers, board of directors and employees with stock-based compensation plans under our 2025 Equity Incentive Plan, or 2025 Plan. We record stock-based compensation expense related to time-based restricted stock units based upon the award's grant date fair value and use an accelerated attribution method, net of actual forfeitures, in which compensation cost for each vesting tranche in an award is recognized ratably from the service inception date to the vesting date for that tranche. We record stock-based compensation expense related to performance-based restricted stock units based on management's determination of the probable outcome of the performance conditions and we record a cumulative adjustment in periods in which there is a change in the estimated number of shares expected to vest. Our equity awards generally vest over five years and are settled in shares of our common stock. During 2025, 2024 and 2023, we recognized compensation expense of $33.2 million, $41.2 million and $47.3 million, respectively. During 2025 and 2023 we recognized a tax shortfall from stock-based awards of $1.0 million and $0.5 million, respectively. During 2024, we recognized an associated tax windfall benefit from stock-based awards of $1.8 million. We account for stock-based compensation arrangements with non-employees based upon the award's grant date fair value. We estimate the fair value of each option granted on the date of the grant using the Black-Scholes option-pricing model, which contains uncertainties and requires us to estimate the risk-free interest rate, expected term, expected stock price volatility and dividend yield. Beginning upon the first grant of options in 2022, the expected term for options granted is estimated using our historical experience, including information related to options we have granted.

Our Employee Stock Purchase Plan, or 2015 ESPP, allows eligible employees to purchase shares of our common stock at 90% of the fair market value of the closing price on the purchase date. The maximum number of shares of our common stock that a participant may purchase during any calendar year is limited to the lesser of 10% of the participant's base compensation for that year or the number of shares with a fair market value of $15,000. The 2015 ESPP is considered compensatory for purposes of share-based compensation expense. Compensation expense is recognized for the amount of the discount, net of actual forfeitures, over the six-month purchase period.

401(k) Defined Contribution Plan

We adopted the Alarm.com Holdings 401(k) Plan, or the Plan, on April 30, 2009. All of our employees are eligible to participate in the Plan. For the years ended December 31, 2025, 2024 and 2023, our discretionary match was 100% of employee contributions up to 10% of salary and up to a $5,000 maximum match. We recognized compensation expense of $7.7 million, $7.5 million and $7.2 million for the years ended December 31, 2025, 2024 and 2023, respectively, related to our matching contributions.

Business Combinations

We are required to allocate the purchase price of acquired companies to the identifiable tangible and intangible assets acquired and liabilities assumed at the acquisition date based upon their estimated fair values. The net assets and results of operations of an acquired entity are included in our consolidated financial statements from the acquisition date. Acquisition-related costs are expensed as incurred. Goodwill as of the acquisition date represents the excess of the purchase consideration of an acquired business over the fair value of the underlying net tangible and intangible assets acquired net of liabilities assumed. This valuation requires management to apply significant judgment in estimating the fair value of long-lived and intangible assets acquired, which involves the use of significant estimates and assumptions.

Significant estimates and assumptions in valuing certain acquired customer relationship intangible assets include estimates about future expected cash flows, attrition rates and discount rates. Significant estimates and assumptions in valuing acquired developed technology intangible assets include estimates about future expected cash flows, obsolescence factors, royalty rates and discount rates. Significant estimates and assumptions in valuing acquired trade name intangible assets include estimates about future expected cash flows, royalty rates and discount rates.

During the measurement period, we may record adjustments to the assets acquired and liabilities assumed. Any adjustments to provisional amounts that are identified during the measurement period are recorded in the reporting period in which the adjustment amounts are determined. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Some acquisitions may include contingent consideration, which is an obligation to make future payments to the seller contingent upon the achievement of future operational or financial targets. The fair value of the contingent consideration is estimated on a quarterly basis and changes in the fair value of the contingent consideration resulting from information that existed subsequent to the acquisition date are recorded in the consolidated statements of operations.

Goodwill, Intangible Assets and Long-lived Assets

Goodwill

Goodwill represents the excess of (1) the aggregate of the fair value of consideration transferred in a business combination, over (2) the fair value of assets acquired, net of liabilities assumed. Goodwill is allocated to our reporting units, which are our operating segments or one level below our operating segments. Goodwill is not amortized, but is subject to annual impairment tests. We perform our annual impairment review of goodwill on October 1 and when a triggering event occurs between annual impairment tests. We test our goodwill at the reporting unit level. We perform either a qualitative analysis or a quantitative analysis every year depending on the changes to our goodwill balance as well as changes in our business and the economy. Qualitative factors we consider include, but are not limited to, macroeconomic conditions, industry and market conditions, company specific events, changes in circumstances and market capitalization. The amount of goodwill impairment is calculated as the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

For our 2025 annual impairment review, we performed a qualitative assessment for our Alarm.com and Other reporting units. Based on the results of our qualitative assessment, we determined that it was not more likely than not that the fair value of our reporting units was less than their carrying amount, including goodwill. Therefore, we concluded that there was no goodwill impairment as of October 1, 2025. Our assessment was performed as of October 1, 2025, and we have determined there has been no triggering events that resulted in goodwill impairment from our assessment date through December 31, 2025.

Intangible Assets and Long-lived Assets

Intangible assets are initially valued at fair value using generally accepted valuation methods appropriate for the type of intangible asset. Intangible assets with definite lives are amortized over their estimated useful lives. We evaluate the recoverability of our intangible assets with definite lives and long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of intangible assets with definite lives and long-lived assets are measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

For the years ended December 31, 2025, 2024 and 2023, we determined there were no impairments of our intangible assets with definite lives or other long-lived assets.

Advertising Costs

We expense advertising costs as incurred. Advertising costs totaled $7.7 million, $6.6 million and $2.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. Advertising costs are primarily included within sales and marketing expenses on our consolidated statements of operations.

Accounting for Income Taxes

We account for income taxes under the asset and liability method as required by Accounting Standards Codification, or ASC 740, "*Income Taxes*," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations.

We are subject to income taxes in the United States and foreign jurisdictions based upon our business operations in those jurisdictions. Significant judgment is required in evaluating uncertain tax positions. We record uncertain tax positions in accordance with ASC 740-10 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position, and (2) with respect to those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority. We record interest and penalties as a component of our income tax provision.

Treasury Stock

We account for treasury stock under the cost method and present treasury stock, including any applicable commissions and fees, as a component of stockholders' equity in the consolidated balance sheets and statements of equity. We are subject to a 1.0% excise tax on the value of net corporate stock repurchases under the Inflation Reduction Act of 2022. When applicable, the excise tax will be included as part of the cost basis of shares acquired and is presented within stockholders' equity in the consolidated balance sheets. Treasury stock held by us may be retired or reissued in the future.

Earnings per Share

Our basic net income per share attributable to common stockholders is calculated by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period.

Our diluted net income per share attributable to common stockholders is calculated by giving effect to all potentially dilutive common stock when determining the weighted-average number of common shares outstanding. For purposes of the diluted net income per share calculation, restricted stock units, options to purchase common stock and unvested shares issued upon the early exercise of options that are subject to repurchase are considered to be potential common stock.

We use the treasury stock method when calculating the dilutive impact of the stock options and restricted stock units on net income per share. We use the if-converted method when calculating the dilutive impact of the 2026 Notes and 2029 Notes on net income per share. Additionally, we included interest expense and debt issuance cost amortization, net of tax, within the numerator of the diluted net income per share.

Our redeemable noncontrolling interests are related to our 89% equity ownership interest in OpenEye, our 99% equity ownership interest in Noonlight and our 81% equity ownership interest in CHeKT. When calculating net income attributable to the common stockholders, net loss attributable to our redeemable noncontrolling interests should be excluded from net income. As a result, net income attributable to the common stockholders is equal to the net income less the net loss attributable to redeemable noncontrolling interests as of the end of each period.

Recent Accounting Pronouncements

Adopted

On November 27, 2023, the Financial Accounting Standards Board, or FASB, issued ASU 2023-07, "Segment Reporting (Topic 280)," which revises the disclosure requirements about a public entity's reportable segments and a reportable segment's expenses. This amendment requires a public entity to (i) disclose significant segment expense that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, (ii) disclose an amount for other segment items by reportable segment and a description of its composition and (iii) provide annual disclosures about a reportable segment's profit or loss and assets currently required by Topic 280 in interim periods. This amendment is required to be applied retrospectively to all prior periods presented. We adopted ASU 2023-07 during the fiscal year ended December 31, 2024, which increased the amount of disclosures within Note 20 related to segment expenses.

On December 14, 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740)," which requires additional annual disclosures regarding specific categories in the income tax rate reconciliation as well as additional information for reconciling items that meet a quantitative threshold. This amendment also requires annual disclosures regarding the amount of income taxes paid, including income taxes paid disaggregated by (i) federal, state and foreign taxes as well as (ii) individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. Additionally, this amendment requires annual disclosures for income from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign as well as income tax expense (or benefit) disaggregated between federal, state and foreign. The amendment is effective for annual periods beginning after December 15, 2024, and early adoption is permitted. We adopted ASU 2023-09 during the fiscal year ended December 31, 2025, which increased the disclosures of certain tax amounts within Note 19 related to income taxes.

Not Yet Adopted

On November 5, 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)," which requires more detailed information about the types of expenses included in certain expense captions presented on the consolidated statements of operations, including purchases of inventory, employee compensation, depreciation, amortization and depletion. Additionally, this amendment requires the disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and the disclosure of the total amount of selling expenses and, on an annual basis, an entity's definition of selling expenses. The amendment is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. This amendment should be applied either on a prospective basis or a retrospective basis to any or all prior periods presented. We are currently assessing the impact this pronouncement will have on our consolidated financial statement disclosures.

On September 18, 2025, the FASB issued ASU 2025-06, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)," to align the accounting for software costs with the evolution of software development, including the shift from using a prescriptive and sequential development method to using an incremental and iterative development method. This amendment clarifies that capitalization of internal-use software costs begins when (i) management has authorized and committed to funding the software project, and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. Additionally, this amendment supersedes the website development costs guidance and it clarifies certain disclosure requirements for internal-use software costs. The amendment is effective for annual periods beginning after December 15, 2027, and interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. This amendment should be applied either on a (i) prospective basis, (ii) retrospective basis to any or all prior periods presented, or (iii) modified transition basis that is based on the status of the project and whether software costs were capitalized before the date of adoption. We are currently assessing the impact this pronouncement will have on our consolidated financial statements and related disclosures.

Note 3. Revenue from Contracts with Customers

Contract Assets

Our assets related to costs incurred to obtain or fulfill a contract primarily consist of capitalized commission costs, upfront payments made to customers and costs incurred on contracts with an outstanding performance obligation. The current portion of capitalized commission costs, upfront payments made to customers and costs incurred on contracts with an outstanding performance obligation is included in other current assets within our consolidated balance sheets. The non-current portion of capitalized commission costs, upfront payments made to customers and costs incurred on contracts with an outstanding performance obligation is reflected in other assets within our consolidated balance sheets.

We review the capitalized costs for impairment at least annually. Impairment exists if the carrying amount of the asset recognized from contract costs exceeds the remaining amount of consideration we expect to receive in exchange for providing the goods and services to which such asset relates, less the costs that relate directly to providing those good and services and that have not been recognized as an expense. We did not record an impairment loss on our contract assets during the years ended December 31, 2025, 2024 and 2023.

The changes in our contract assets are as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Beginning of period balance	$ 12,088	$ 9,099	$ 13,975
Additions to contract assets	15,524	10,292	7,837
Reimbursement of previously capitalized upfront payments to customers	—	—	(6,774)
Amortization or satisfaction of outstanding performance obligation of capitalized contract assets	(9,665)	(7,303)	(5,939)
End of period balance	$ 17,947	$ 12,088	$ 9,099

On July 27, 2023, we received $6.9 million in cash related to the reimbursement of previously capitalized upfront payments to a customer. On the date of the payment, the $6.8 million unamortized portion of the contract asset balance was reduced to zero and the remaining amount of $0.1 million was recorded as an increase to SaaS and license revenue.

Contract Liabilities

Contract liabilities include payments received in advance of performance under the contract and are realized with the associated revenue recognized under the contract. The changes in our contract liabilities are as follows (in thousands):

| | Year Ended December 31, | | |
	2025	**2024**	**2023**
Beginning of period balance	$ 26,559	$ 22,885	$ 18,332
Revenue deferred or acquired in period	33,903	26,883	22,861
Revenue recognized from amounts included in contract liabilities	(30,578)	(23,209)	(18,308)
End of period balance	$ 29,884	$ 26,559	$ 22,885

The revenue recognized from amounts included in contract liabilities primarily relates to prepayment contracts with customers as well as payments of activation fees.

Note 4. Accounts Receivable, Net

The components of accounts receivable, net are as follows (in thousands):

| | December 31, | |
	2025	**2024**
Accounts receivable	$ 149,163	$ 132,400
Allowance for credit losses	(5,171)	(3,870)
Allowance for product returns	(2,140)	(2,448)
Accounts receivable, net	$ 141,852	$ 126,082

For the years ended December 31, 2025, 2024 and 2023 we recorded a provision for credit losses on our accounts receivable of $2.2 million, $1.0 million and $1.5 million, respectively.

For the years ended December 31, 2025, 2024 and 2023, we recorded a $3.1 million, $3.2 million and $4.4 million reserve for product returns in our hardware and other revenue, respectively. Historically, we have not experienced write-offs for uncollectible accounts or sales returns that have differed significantly from our estimates.

Allowance for Credit Losses - Accounts Receivable

The changes in our allowance for credit losses for accounts receivable are as follows (in thousands):

| | Year Ended December 31, 2025 | | Year Ended December 31, 2024 | |
	Alarm.com and Certain Subsidiaries	**All Other Subsidiaries**	**Alarm.com and Certain Subsidiaries**	**All Other Subsidiaries**
Beginning of period balance	$ (3,777)	$ (93)	$ (3,723)	$ (141)
(Provision for) / recovery of expected credit losses	(1,952)	(203)	(956)	6
Write-offs	798	56	902	42
End of period balance	$ (4,931)	$ (240)	$ (3,777)	$ (93)

Note 5. Inventory

The components of inventory are as follows (in thousands):

| | December 31, | |
	2025	2024
Raw materials	$ 18,238	$ 23,881
Work-in-process	372	595
Finished goods	75,819	62,959
Total inventory	$ 94,429	$ 87,435

Note 6. Property and Equipment, Net

Furniture, fixtures and office equipment, computer software and hardware, internal-use software, construction in progress, leasehold improvements and real property and improvements are recorded at cost and presented net of depreciation on the consolidated balance sheets. We record land at historical cost. Furniture, fixtures and office equipment and computer software and hardware are depreciated on a straight-line basis over lives generally ranging from three to five years. Internal-use software included in fixed assets is amortized on a straight-line basis over a three-year period. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or the asset lives. Real property is amortized on a straight-line basis over lives ranging from 15 to 39 years and the improvements related to real property are amortized on a straight-line basis over the shorter of the life of the underlying real property or the asset lives.

The components of property and equipment, net are as follows (in thousands):

| | December 31, | |
	2025	2024
Furniture, fixtures and office equipment	$ 11,320	$ 10,325
Computer software and hardware	43,644	41,197
Internal-use software	8,949	8,949
Construction in progress	13,372	14,809
Leasehold improvements	38,004	34,397
Real property and improvements	11,441	11,322
Land	22,711	22,684
Total property and equipment	149,441	143,683
Accumulated depreciation	(84,642)	(80,478)
Property and equipment, net	$ 64,799	$ 63,205

Depreciation expense related to property and equipment for the years ended December 31, 2025, 2024 and 2023 was $11.2 million, $10.3 million and $11.2 million, respectively. We had $0.6 million of disposals and write-offs of property and equipment that impacted the consolidated statements of operations during the year ended December 31, 2025. We had no disposals and write-offs of property and equipment that impacted the consolidated statements of operations during the years ended December 31, 2024 and 2023.

Note 7. Acquisitions

Asset Acquisitions

On November 22, 2024, EnergyHub International, Inc., one of our wholly-owned subsidiaries, acquired certain assets of Finland-based Kapacity.io Solutions Oy. Substantially all of the acquired assets consisted of developed technology. The acquisition of the developed technology has helped accelerate deployment of a cloud-based demand response platform internationally for our EnergyHub subsidiary.

In consideration for the purchase of the developed technology, we paid $1.3 million in cash in November 2024, after deducting $0.2 million related to an agreed holdback provision. Additionally, we incurred $0.1 million in direct transaction costs related to legal fees during 2024 that were capitalized as a component of the consideration transferred. The $1.6 million purchase price consideration related to developed technology was recorded as an intangible asset at the time of the asset acquisition and is being amortized on a straight-line basis over an estimated useful life of seven years. The asset acquisition was recorded within our Other segment.

On April 21, 2023, Alarm.com Incorporated, one of our wholly-owned subsidiaries, acquired certain assets of Vintra, Inc., or Vintra. Substantially all of the acquired assets consisted of developed technology. The acquisition of the developed technology has expanded Alarm.com's learning program and accelerated deployment of advanced video analytics solutions for the Alarm.com and OpenEye platforms.

In consideration for the purchase of the acquired assets, we paid $5.5 million in cash on April 21, 2023, after deducting $0.3 million related to the settlement of an outstanding loan issued to Vintra during March 2023 and $1.0 million related to an agreed holdback provision. The holdback was fully paid by the third quarter of 2024. Additionally, we incurred $0.4 million in direct transaction costs related to legal fees during 2023 that were capitalized as a component of the consideration transferred. The $7.1 million purchase price consideration allocated to developed technology was recorded as an intangible asset at the time of the asset acquisition and is being amortized on a straight-line basis over an estimated useful life of five years. The remaining $0.1 million purchase price consideration was allocated to property and equipment. The asset acquisition was recorded within our Alarm.com segment.

Acquisition of a Business - RGS

On November 21, 2025, EnergyHub, Inc., or EnergyHub, one of our wholly-owned subsidiaries, acquired 100% of the issued and outstanding shares of capital stock of Zona NewCo, LLC, which acquired substantially all of the assets and liabilities of Resideo Grid Services, or RGS, from Resideo Technologies, Inc. RGS provides demand response aggregation and program management services for utilities. The acquisition is anticipated to strengthen EnergyHub's position in the demand response market as well as make new demand energy response classes available to RGS customers.

On November 21, 2025, in consideration for the purchase of 100% of the issued and outstanding shares of capital stock of RGS, we paid $77.2 million in cash. Pursuant to the terms of the stock purchase agreement, following the preliminary determination of the working capital of RGS as of the closing date, the purchase price increased by $1.6 million. The working capital adjustment is expected to be finalized during the first quarter of 2026. As a result of the acquisition of RGS, we recorded approximately $0.8 million in acquisition-related costs for the year ended December 31, 2025. These costs include expenses directly related to acquiring RGS, are expensed as incurred and are included in general and administrative expense in our consolidated statements of operations. The purchase price allocation was not finalized as of the filing date of this Annual Report on Form 10-K and is primarily pending the final determination of the working capital adjustment, tax adjustments and the valuation of the acquired customer relationships.

The table below sets forth the purchase consideration and the preliminary allocation used to estimate the fair value of the tangible and intangible net assets acquired (in thousands):

	November 21, 2025
Calculation of Purchase Consideration:	
Cash paid, net of working capital adjustment	$ 78,811
Total consideration	$ 78,811
Estimated Tangible and Intangible Net Assets:	
Accounts receivable	$ 4,887
Other current assets	16
Deferred tax assets	638
Customer relationships	28,947
Developed technology	4,279
Accounts payable	(356)
Accrued expenses and other current liabilities	(1,588)
Deferred revenue	(3,069)
Goodwill	45,057
Total estimated tangible and intangible net assets	$ 78,811

Goodwill of $45.1 million reflects the value of acquired workforce and synergies we expect to achieve from integrating RGS's customers and demand response aggregation and program management services into EnergyHub's existing service offerings. The majority of the goodwill recognized is expected to be deductible for income tax purposes in future periods. We allocate goodwill to reporting units based on expected benefit from synergies and have allocated the goodwill to the Other segment.

Fair Value of Net Assets Acquired and Intangibles

The acquired activities and assets in the purchase of RGS constituted a business and in accordance with ASC 805, "*Business Combinations*," the assets and liabilities were recorded at their respective fair values as of November 21, 2025. We developed the fair value of intangible net assets using the relief from royalty method for developed technology and the multi-period excess earnings method for customer relationships.

Developed Technology

Developed technology primarily consists of intellectual property of proprietary software that is marketed for sale. We valued the developed technology using the relief from royalty method, an income approach. The significant assumptions used in the income approach include estimates about future expected cash flows from the developed technology, the royalty rate and the discount rate. We are amortizing the RGS developed technology, valued at $4.3 million, on an attribution method based on the discounted cash flows of the model over an estimated useful life of two years.

Customer Relationships

We recorded the customer relationships intangible separately from goodwill based on determination of the length, strength and contractual nature of the relationship that RGS shared with its customers. We valued the single group of customer relationships using the multi-period excess earnings method, an income approach. The significant assumptions used in the income approach include estimates about future expected cash flows from customer contracts, the attrition rate and the discount rate. We are amortizing the customer relationships, valued at $28.9 million, on a straight-line basis over an estimated useful life of 16 years.

Business Combinations in Operations - RGS

The operations of the RGS business combination discussed above were included in the consolidated financial statements as of the acquisition date. The pro forma information as well as the revenue and net income of the business combination were not material to the consolidated financial statements for the year ended December 31, 2025.

Acquisition of a Business – BTR

On August 15, 2025, EnergyHub, Inc., one of our wholly-owned subsidiaries, acquired all of the issued and outstanding shares of capital stock of Bridge to Renewables, Inc., or BTR. BTR provides a managed charging solution for electric vehicle manufacturers and drivers. BTR's technology integrates directly into a vehicle's native mobile app, delivering utility program enrollment, charging insights and incentives to electric vehicle drivers. The acquisition is anticipated to expand EnergyHub's ecosystem of automotive partners and strengthen its end-to-end managed charging offering, supporting improved driver engagement and grid optimization for utility clients.

In consideration for the purchase of BTR, we paid $12.4 million in cash on August 15, 2025, after deducting $1.6 million related to agreed holdback provisions. The acquisition was accounted for as a business combination within the Other segment. The purchase price allocation was finalized during the fourth quarter of 2025. The overall impacts to our consolidated financial statements were not considered material for the year ended December 31, 2025.

Acquisition of a Business – CHeKT

On February 10, 2025, Alarm.com Incorporated, one of our wholly-owned subsidiaries, acquired 81% of the issued and outstanding shares of capital stock of CHeKT. CHeKT provides a remote video monitoring service for central station operators that is compatible with a variety of cameras. The acquisition of CHeKT has helped expand our opportunity to provide remote video monitoring solutions in the commercial and residential markets.

In consideration for the purchase of 81% of the issued and outstanding shares of capital stock of CHeKT, we paid $23.6 million in cash on February 10, 2025, after deducting $3.7 million related to agreed holdback provisions. Pursuant to the terms of the stock purchase agreement, following the preliminary determination of the working capital of CHeKT as of the closing date, the purchase price decreased by $0.2 million. The working capital adjustment was finalized during the second quarter of 2025 and $0.5 million of the holdback was paid to stockholders of CHeKT at that time. The remaining $3.0 million of the holdback is expected to be paid to the stockholders of CHeKT by the end of the second quarter of 2026, subject to offset for any indemnification obligations. As a result of the acquisition of CHeKT, we recorded approximately $0.5 million in acquisition-related costs for the year ended December 31, 2025. These costs include expenses directly related to acquiring CHeKT, are expensed as incurred and are included in general and administrative expense in our consolidated statements of operations. The purchase price allocation was finalized during the fourth quarter of 2025, resulting in measurement period adjustments to decrease goodwill by $0.1 million and decrease tax-related liabilities by $0.1 million.

The table below sets forth the purchase consideration and the fair value allocation of the tangible and intangible net assets acquired (in thousands):

		February 10, 2025
Calculation of Purchase Consideration:		
Cash paid, net of working capital adjustment	$	23,382
Holdback consideration		3,694
Total consideration	$	27,076
Tangible and Intangible Net Assets:		
Cash	$	195
Accounts receivable		308
Inventory		645
Other current assets		4
Customer relationships		486
Developed technology		9,412
Trade names		814
Accounts payable		(150)
Accrued expenses and other current liabilities		(212)
Deferred tax liability		(1,462)
Other liabilities		(100)
Redeemable noncontrolling interest		(6,352)
Goodwill		23,488
Total tangible and intangible net assets	$	27,076

Goodwill of $23.5 million reflects the value of acquired workforce and synergies we expect to achieve from integrating CHeKT's remote video monitoring services into our existing solutions in the commercial and residential markets. None of the goodwill recognized is expected to be deductible for income tax purposes in future periods. We allocate goodwill to reporting units based on expected benefit from synergies and have allocated the goodwill to the Alarm.com segment.

Fair Value of Net Assets Acquired and Intangibles

The acquired activities and assets in the purchase of CHeKT constituted a business and in accordance with ASC 805, "*Business Combinations*," the assets and liabilities were recorded at their respective fair values as of February 10, 2025. We developed the fair value of intangible net assets using the multi-period excess earnings method for developed technology, the with-and-without method for customer relationships and the relief from royalty method for the trade name.

Developed Technology

Developed technology primarily consists of intellectual property of proprietary software that is marketed for sale. We valued the developed technology using the multi-period excess earnings method, an income approach. The significant assumptions used in the income approach include estimates about future expected cash flows from the developed technology, the obsolescence factor and the discount rate. We are amortizing the CHeKT developed technology, valued at $9.4 million, on an attribution method based on the discounted cash flows of the model over an estimated useful life of 11 years.

Customer Relationships

We recorded the customer relationships intangible separately from goodwill based on determination of the length, strength and contractual nature of the relationship that CHeKT shared with its customers. We valued the single group of customer relationships using the with-and-without method, an income approach. The significant assumptions used in the income approach include estimates about future expected cash flows from customer contracts and the discount rate. We are amortizing the customer relationships, valued at $0.5 million, on a straight-line basis over an estimated useful life of three years.

Trade Names

We valued the trade names acquired using a relief from royalty method. The significant assumptions used in the income approach include future expected cash flows from the trade name, the royalty rate and the discount rate. We are amortizing the trade names, valued at $0.8 million, on an attribution basis derived from the discounted cash flows of the model over an estimated useful life of seven years.

Redeemable Noncontrolling Interest

We have a redeemable noncontrolling interest related to our 81% equity ownership interest in CHeKT. The CHeKT stockholder agreement contains a put option that gives the minority CHeKT stockholders the right to sell their remaining 19% equity ownership interest to us based on the fair value of the shares and also contains a call option that gives us the right to purchase the remaining CHeKT shares from the minority CHeKT stockholders based on the fair value of the shares. The put and call options can each be exercised beginning in the first quarter of 2028. This redeemable noncontrolling interest was recorded at fair value on February 10, 2025, by applying the income approach using unobservable inputs for projected cash flows, including projected financial results and a discount rate, which are considered Level 3 inputs. This redeemable noncontrolling interest is considered temporary equity and we report it between liabilities and stockholders' equity in the consolidated balance sheets. The redemption value of the CHeKT noncontrolling interest was $6.4 million as of February 10, 2025 and $6.3 million as of December 31, 2025.

Business Combinations in Operations - CHeKT

The operations of the CHeKT business combination discussed above were included in the consolidated financial statements as of the acquisition date. The pro forma information as well as the revenue and net income of the business combination were not material to the consolidated financial statements for the year ended December 31, 2025.

Acquisition of a Business – EBS

On January 18, 2023, one of our wholly-owned subsidiaries acquired 100% of the issued and outstanding shares of capital stock of EBS Spółka z ograniczoną odpowiedzialnością, or EBS, an international producer of universal smart communicator devices, headquartered in Warsaw, Poland. We believe this acquisition will assist in the continued expansion of our international operations as well as benefit our supply chain operations.

In consideration for the purchase of EBS, we paid $9.8 million in cash on January 18, 2023, after deducting $2.2 million related to agreed holdback provisions. The holdback was fully paid by the third quarter of 2024. An earn-out up to an additional $2.5 million is payable if certain performance targets are met, which was initially recorded at the acquisition date fair value of $2.0 million. The acquisition was accounted for as a business combination within our Alarm.com segment. The purchase price allocation was finalized during the third quarter of 2023. The overall impacts to our consolidated financial statements were not considered material during the year of the acquisition.

Note 8. Goodwill and Intangible Assets, Net

The changes in goodwill by reportable segment are outlined below (in thousands):

	Alarm.com	Other	Total
Balance as of January 1, 2024	$ 154,498	$ —	$ 154,498
Foreign currency translation adjustment	(287)	—	(287)
Balance as of December 31, 2024	154,211	—	154,211
Goodwill acquired	23,579	48,156	71,735
Measurement period adjustment	(91)	(1,767)	(1,858)
Foreign currency translation adjustment	899	—	899
Balance as of December 31, 2025	$ 178,598	$ 46,389	$ 224,987

On February 10, 2025, we acquired 81% of the issued and outstanding shares of capital stock of CHeKT and initially recorded $23.6 million of goodwill in the Alarm.com segment. On August 15, 2025, we acquired 100% of the issued and outstanding shares of capital stock of BTR and initially recorded $3.1 million of goodwill in the Other segment. On November 21, 2025, we acquired 100% of the issued and outstanding shares of capital stock of RGS and recorded $45.1 million of goodwill in the Other segment. The goodwill related to the acquisitions of CHeKT, BTR and RGS reflects the value of acquired workforce and synergies we expect to achieve from integrating these acquisitions into our existing solutions. The 2025 measurement period adjustments related to the CHeKT and BTR working capital and tax adjustments during the year ended December 31, 2025. There were no impairments of goodwill recorded during the years ended December 31, 2025, 2024 or 2023. As of December 31, 2025, the accumulated balance of goodwill impairments was $4.8 million, which is related to our acquisition of EnergyHub in 2013.

The following table reflects changes in the net carrying amount of the components of intangible assets (in thousands):

	Customer Relationships	Developed Technology	Trade Name	Capitalized Software Development Costs	Other	Total
Balance as of January 1, 2024	$ 39,294	$ 37,174	$ 1,217	$ 879	$ —	$ 78,564
Intangible assets acquired	—	1,585	—	—	46	1,631
Capitalized software development costs	—	—	—	1,798	—	1,798
Amortization	(9,669)	(8,216)	(717)	(232)	—	(18,834)
Balance as of December 31, 2024	29,625	30,543	500	2,445	46	63,159
Intangible assets acquired	34,120	18,398	1,058	—	—	53,576
Capitalized software development costs	—	—	—	1,354	—	1,354
Amortization	(8,721)	(9,320)	(256)	(440)	—	(18,737)
Balance as of December 31, 2025	$ 55,024	$ 39,621	$ 1,302	$ 3,359	$ 46	$ 99,352

We recorded $19.4 million, $18.6 million and $19.3 million of amortization related to our intangible assets for the years ended December 31, 2025, 2024 and 2023, respectively. There were no impairments of long-lived intangible assets during the years ended December 31, 2025, 2024 and 2023. During the year ended December 31, 2024, $0.3 million of fully amortized developed technology intangible assets previously acquired were written-off in the Alarm.com segment as the technology was no longer in use.

The following tables reflect the weighted-average remaining life and carrying value of finite-lived intangible assets (in thousands, except weighted-average remaining life):

	December 31, 2025			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Life (in years)
Customer relationships	$ 162,400	$ (107,376)	$ 55,024	10.8
Developed technology	89,714	(50,093)	39,621	5.2
Trade name	5,532	(4,230)	1,302	5.0
Capitalized software development costs	4,034	(675)	3,359	3.8
Other	46	—	46	5.0
Total intangible assets	$ 261,726	$ (162,374)	$ 99,352	8.3

	December 31, 2024			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Life (in years)
Customer relationships	$ 128,280	$ (98,655)	$ 29,625	5.3
Developed technology	71,316	(40,773)	30,543	4.0
Trade name	4,474	(3,974)	500	2.9
Capitalized software development costs	2,680	(235)	2,445	3.7
Other	46	—	46	5.0
Total intangible assets	$ 206,796	$ (143,637)	$ 63,159	4.6

The following table reflects the future estimated amortization expense for intangible assets (in thousands):

Year Ended December 31,	Amortization
2026	$ 23,448
2027	20,325
2028	14,550
2029	7,683
2030	6,498
2031 and thereafter	26,848
Total future amortization expense	$ 99,352

Note 9. Investments in Unconsolidated Entities

Investment in Protegger Luxembourg S.à r.l, or Pronet

On November 20, 2025, we paid $30.1 million in cash to purchase 20.3% of the outstanding shares of Pronet. We do not have a controlling financial interest in Pronet, but based on the legal form of Pronet, our level of ownership and our extent of influence, we concluded that this equity investment in Pronet, which is included in the Alarm.com segment, does not meet the criteria for consolidation and will be accounted for under the equity method of accounting.

As of December 31, 2025, the carrying value of our equity investment in Pronet did not exceed our share of Pronet's net assets. We are not obligated to fund losses of Pronet, when applicable.

Investments in Safe Haven Security Services, LLC, or Safe Haven, and All Access Holdings, LLC, or All Access

On May 30, 2025, we paid $119.3 million in cash to purchase 32.5% of the outstanding shares of Safe Haven, after deducting $6.3 million related to an agreed holdback provision that is expected to be paid during the second quarter of 2026. On June 6, 2025, we paid $19.2 million in cash to purchase 32.5% of the outstanding shares of All Access, after deducting $1.0 million related to an agreed holdback provision that is expected to be paid during the second quarter of 2026. After consummation of these transactions, All Access and Safe Haven were under common control. We do not have a controlling financial interest in Safe Haven or All Access, but based on the legal form of Safe Haven and All Access, our level of ownership and our extent of influence, we concluded that the equity investments in Safe Haven and All Access, which are included in the Alarm.com segment, do not meet the criteria for consolidation and will be accounted for under the equity method of accounting.

As of December 31, 2025, the carrying value of our equity investments in Safe Haven and All Access exceeded our share of Safe Haven's and All Access' net assets primarily due to trade name intangible assets, customer relationship intangible assets and goodwill. Trade names and customer relationships are definite-lived intangible assets and are amortized on an attribution method based on the projected discounted cash flows over useful lives ranging from nine years to 14 years. We are not obligated to fund losses of Safe Haven or All Access, when applicable.

Investment in SafeStreets USA, LLC, or SafeStreets

On April 28, 2025, we paid $29.1 million in cash to purchase 24.7% of the outstanding shares of SafeStreets. We do not have a controlling financial interest in SafeStreets, but based on the legal form of SafeStreets, our level of ownership and our extent of influence, we concluded that this equity investment in SafeStreets, which is included in the Alarm.com segment, does not meet the criteria for consolidation and will be accounted for under the equity method of accounting.

As of December 31, 2025, the carrying value of our equity investment in SafeStreets exceeded our share of SafeStreets' net assets primarily due to trade name intangible assets, customer relationship intangible assets and goodwill. Trade names and customer relationships are definite-lived intangible assets and are amortized on an attribution method based on the projected discounted cash flows over their useful lives of 10 years and 11 years, respectively. We are not obligated to fund losses of SafeStreets, when applicable.

Investment in a Hardware Supplier

In October 2018, we entered into a subordinate convertible promissory note with one of our hardware suppliers. In July 2019, we converted the outstanding notes receivable balance of $5.6 million into 9,520,832 shares of Series B preferred stock in the hardware supplier. We concluded that the $5.6 million equity investment, which is included in the Alarm.com segment, does not meet the criteria for consolidation and will be accounted for using the measurement alternative. Under the alternative, we measure investments without readily determinable fair values at cost, less impairment, adjusted for observable price changes from orderly transactions for identical or similar investments. As of December 31, 2025 and 2024, our investment in the hardware supplier was $5.6 million.

Investments in Technology Partners

In February 2021, we paid $5.0 million in cash to purchase 1,000,000 shares of Series B-2 Preferred Stock from a technology partner as part of a financing round that included other investors. The $5.0 million equity investment, which is included in the Alarm.com segment, does not meet the criteria for consolidation and is accounted for using the measurement alternative. Under the measurement alternative, we measure investments without readily determinable fair values at cost, less impairment, adjusted for observable price changes from orderly transactions for identical or similar investments. As of December 31, 2025 and 2024, our investment in the technology partner was $5.7 million.

In December 2022, we paid $5.1 million in cash to another technology partner to purchase 4,231,717 shares of its Series A Preferred Stock. The $5.1 million equity investment, which is included in the Alarm.com segment, does not meet the criteria for consolidation and is accounted for using the measurement alternative. As of December 31, 2025 and 2024, our investment in the technology partner was $5.1 million.

In December 2023, we paid $1.5 million to another technology partner as part of a Simple Agreement for Future Equity, or SAFE. We paid an additional $1.5 million during both May 2024 and December 2024 to the same technology partner via a SAFE for a total investment of $4.5 million. On June 11, 2025, the $4.5 million SAFE was converted into shares of Series B preferred stock representing 25.9% of the outstanding shares of the technology partner. Our preferred stock provides us with a liquidation preference that is considered substantive. Accordingly, our equity ownership interest is not considered in-substance common stock. We concluded that the equity investment in the technology partner, which is included in the Alarm.com segment, does not meet the criteria for consolidation and will be accounted for under the measurement alternative. Under the measurement alternative, we measure investments without readily determinable fair values at cost, less impairment, adjusted for observable price changes from orderly transactions for identical or similar investments. As of December 31, 2025 and 2024, our investment in the technology partner was $4.5 million.

Summary of Investments in Unconsolidated Entities

Our investments in unconsolidated entities are as follows (in thousands):

| | Ownership Percentage | December 31, 2025 | | December 31, 2024 | |
		Carrying Value	Excess Carrying Value of Investment Over Proportionate Share of Net Assets	Carrying Value	Excess Carrying Value of Investment Over Proportionate Share of Net Assets
Safe Haven and All Access	32.5 %	$ 141,205	$ 143,134	$ —	$ —
SafeStreets	24.7 %	29,436	31,144	—	—
Pronet	20.3 %	30,142	—	—	—
Other unconsolidated entities		26,148	707	17,170	733
Total		$ 226,931	$ 174,985	$ 17,170	$ 733

Equity method income from our investments in unconsolidated entities are as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Income from equity method investments, net	$ 2,642	$ 133

Other related party transactions and balances outstanding with our equity method investees for activity subsequent to our investments are as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Revenue from equity method investees	$ 17,411	$ 39
Interest income from equity method investees	1,096	2
Distributions received from equity method investees	7,763	—

	December 31, 2025	December 31, 2024
Outstanding principal from loans to equity method investees	$ 21,947	$ 145
Interest receivable from equity method investees	381	—
Accounts receivable from equity method investees	1,774	82
Total amounts receivable from equity method investees	$ 24,102	$ 227

Summarized Financial Information

Summarized financial information for all of our equity method investees in the aggregate for the periods during which we held an equity method investment are as follows (in thousands):

Statement of Operations

| | Year Ended December 31, | |
	2025	2024
Revenue	$ 730,488	$ 1,565
Gross profit	300,352	688
Operating income	106,050	(176)
Net income	64,131	(332)
Net income attributable to the equity method investees	64,131	(332)

Balance Sheet

	December 31, 2025	December 31, 2024
Current assets	$ 107,854	$ 470
Noncurrent assets	548,486	1
Current liabilities	150,650	267
Noncurrent liabilities	209,872	239

Note 10. Other Assets

Loan to SafeStreets

On January 30, 2025, we entered into a senior secured loan agreement with SafeStreets, under which a term loan was provided to them in the original principal amount of $21.5 million, which loan is collateralized by the assets of SafeStreets. Quarterly principal payments begin in the second quarter of 2027. Interest on the outstanding principal accrues at a rate per annum equal to the overnight financing rate published by the Federal Reserve Bank of New York for a period of three months, plus 3.0%. For the first two years of the loan, monthly interest payments can be payable in kind at the election of the borrower. The maturity date of the loan is January 30, 2030. As of December 31, 2025, $21.5 million of principal was outstanding from SafeStreets under the loan agreement.

Loan to a Distribution Partner

In December 2022, we amended a subordinated credit agreement with the Affiliate. The amended subordinated credit agreement with the Affiliate matures on June 18, 2027, and interest on the outstanding principal balance accrues at a rate of 12.0% per annum and is payable in kind. In March 2024, the Affiliate was in default on a loan arrangement with one of its third party secured lenders. Based on this information from the Affiliate, during the three months ended March 31, 2024, we recorded a credit loss expense of $4.0 million in general and administrative expense and recorded a reduction to our interest income of

$0.5 million related to the reversal of payable in kind interest associated with the subordinated credit agreement. We placed this loan in nonaccrual status and recorded a full allowance for credit losses for this note receivable as of March 31, 2024. During the three months ended June 30, 2024, we wrote off the entire $4.0 million outstanding note receivable balance that originated in 2017 and reversed the previously recorded allowance for credit losses.

For the years ended December 31, 2025, 2024 and 2023, we recognized $1.8 million, $2.6 million and $3.0 million of revenue from the distribution partner associated with this loan, respectively.

Loan to a Service Provider Partner

In July 2020, we entered into a loan agreement with a service provider partner, under which we agreed to loan the service provider partner up to $2.5 million, collateralized by the assets of the service provider partner. Interest on the outstanding principal accrues at a rate per annum equal to 9.0% and monthly interest and principal payments began in April 2021. The maturity date of the loan was July 24, 2025. In July 2025, we learned that this service provider partner may have a lien placed on its property that may have a priority over our security interest. Based on the information provided by the service provider partner, during the three months ended June 30, 2025, we recorded a credit loss expense of $0.7 million in general and administrative expense and we placed this loan in nonaccrual status as of June 30, 2025. As of December 31, 2025 and 2024, $0.9 million and $1.0 million of principal was outstanding from the service provider partner under the loan agreement.

For each of the years ended December 31, 2025, 2024 and 2023, we recognized $0.1 million, $0.2 million and $0.2 million of revenue from the service provider partner associated with this loan, respectively.

Allowance for Credit Losses - Notes Receivable

The changes in our allowance for credit losses for notes receivable are as follows (in thousands):

	Year Ended December 31, 2025	Year Ended December 31, 2024
Beginning of period balance	$ (1)	$ (5)
Provision for expected credit losses	(748)	(3,996)
Write-offs	—	4,000
End of period balance	$ (749)	$ (1)

We manage our notes receivables using delinquency as a key credit quality indicator. The following tables reflect the current and delinquent notes receivable by class of financing receivables and by year of origination (in thousands):

	December 31, 2025						
Loan Receivables:	**2025**	**2024**	**2023**	**2022**	**2021**	**Prior**	**Total**
Current	$ 22,600	$ 500	$ 447	$ 1,500	$ —	$ —	$ 25,047
30-59 days past due	—	—	—	—	—	—	—
60-89 days past due	—	—	—	—	—	—	—
90-119 days past due	—	—	—	—	—	—	—
120+ days past due	—	—	—	—	—	943	943
Total	$ 22,600	$ 500	$ 447	$ 1,500	$ —	$ 943	$ 25,990

	December 31, 2024						
Loan Receivables:	**2024**	**2023**	**2022**	**2021**	**2020**	**Prior**	**Total**
Current	$ 500	$ 146	$ 1,500	$ —	$ 993	$ —	$ 3,139
30-59 days past due	—	—	—	—	—	—	—
60-89 days past due	—	—	—	—	—	—	—
90-119 days past due	—	—	—	—	—	—	—
120+ days past due	—	—	—	—	—	—	—
Total	$ 500	$ 146	$ 1,500	$ —	$ 993	$ —	$ 3,139

There was one note receivable placed on nonaccrual status as of December 31, 2025 and no notes receivable placed on nonaccrual status as of December 31, 2024. During the years ended December 31, 2025, 2024 and 2023, there was no interest income recognized related to notes receivables that were in nonaccrual status.

As of December 31, 2025, there was $0.2 million of notes receivable placed in nonaccrual status for which there was not a related allowance for credit losses. As of December 31, 2024, there were no notes receivable placed in nonaccrual status for which there was not a related allowance for credit losses. As of December 31, 2025 and 2024, there were no notes receivables that were 90 days or greater past due for which we continued to accrue interest income.

Prepaid Expenses

As of December 31, 2025 and 2024, $19.4 million and $16.1 million of prepaid expenses were included in other current assets, respectively, primarily related to software licenses, insurance and long lead-time parts related to our inventory.

Note 11. Fair Value Measurements

The following tables present our assets and liabilities measured at fair value on a recurring basis (in thousands):

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market accounts as of December 31, 2025	$ 941,134	$ —	$ —	$ 941,134
Money market accounts as of December 31, 2024	1,209,474	—	—	1,209,474
Equity securities with readily determinable fair value as of December 31, 2025	14,858	—	—	14,858
Equity securities with readily determinable fair value as of December 31, 2024	7,425	—	—	7,425
Liabilities:				
Contingent consideration liability from acquisition as of December 31, 2025	$ —	$ —	$ 1,223	$ 1,223
Contingent consideration liability from acquisition as of December 31, 2024	—	—	2,169	2,169

The following table summarizes the change in fair value of the Level 3 contingent consideration liability with significant unobservable inputs (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Beginning of period balance	$ 2,169	$ 2,061	$ —
Acquired liabilities	—	—	1,993
Performance target achievement payment	(1,266)	—	—
Changes in fair value included in earnings	320	108	68
End of period balance	$ 1,223	$ 2,169	$ 2,061

As of December 31, 2025, $933.0 million of our money market accounts was included in cash and cash equivalents, $6.1 million was included in other assets and $2.0 million was included in other current assets in our consolidated balance sheets. As of December 31, 2024, $1.2014 billion of our money market accounts was included in cash and cash equivalents, $6.2 million was included in other assets and $1.9 million was included in other current assets in our consolidated balance sheets. Our assets from money market accounts are valued using quoted prices in active markets. Our equity securities with readily determinable fair value represent our investments in publicly traded companies, which are valued using quoted prices in active markets. During the year ended December 31, 2025, we recorded a gain on publicly traded equity securities within our treasury portfolio of $4.7 million. During the year ended December 31, 2024, we recorded a loss on publicly traded equity securities within our treasury portfolio of less than $0.1 million. Our investments in public entities are recorded at fair value within other current assets in our consolidated balance sheets and changes in fair value of the investments are recorded within other income / (expense), net within our consolidated statements of operations. See Note 14 for the carrying amount and estimated fair value of our convertible senior notes as of December 31, 2025 and 2024.

The contingent consideration liability consists of the potential earn-out payment related to our acquisition of 100% of the issued and outstanding capital stock of EBS on January 18, 2023. The earn-out payment is contingent on the satisfaction of two performance targets related to the integration of EBS's hardware into the Alarm.com platform by December 31, 2026, and has a maximum potential payment of up to $2.5 million. We account for the contingent consideration using fair value and established a liability for the future earn-out payment based on an estimation of the probability of the future achievement of the performance targets. The contingent consideration liability was valued with Level 3 unobservable inputs, including the probability of expected achievement of the performance targets. At January 18, 2023, the fair value of the liability was $2.0 million. At each reporting date until December 31, 2026, or the achievement of the performance targets, we will remeasure the liability, using the same valuation approach. The fair value of the contingent consideration liability is included within accounts payable, accrued expenses and other current liabilities within our consolidated balance sheets. Changes in fair value resulting from information that existed subsequent to the acquisition date are recorded in general and administrative expense in the consolidated statements of operations. One of the performance targets was achieved during the year ended December 31, 2025, and the related payment of $1.3 million was made during the second quarter of 2025. The unobservable inputs used in the valuation for the remaining performance target as of December 31, 2025 included an expected achievement percentage of 100%. The valuation also included a weighted average discount rate of 4.9%, weighted by the probability of achievement of the performance targets at various dates, including a range of 4.9% to 5.0%. Selecting another probability of expected achievement or discount rate within an acceptable range would not result in a significant change to the fair value of the contingent consideration liability.

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. There were no transfers into or out of Level 3 during the years ended December 31, 2025, 2024 and 2023. There were no reclassifications between levels of the fair value hierarchy during the years ended December 31, 2025, 2024 and 2023.

Note 12. Leases

As of December 31, 2025, we leased office space, data centers and office equipment under non-cancelable operating leases with various expiration dates through 2034. In August 2014, we signed a lease for office space in Tysons, Virginia where we relocated our corporate headquarters to in February 2016. We have subsequently entered into amendments to this lease to provide us with additional office space as well as tenant improvement allowances. In August 2024, we entered into an amendment to the lease for our corporate headquarters, which extends the term of our existing leased office space to 2034 and includes two successive five-year renewal options. Additionally, the amendment provides for additional office space, parking spaces and tenant improvement allowances.

Supplemental information related to leases is presented in the table below (in thousands, except weighted-average term and discount rate):

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating lease cost	$ 15,381	$ 13,084	$ 11,484
Cash paid for amounts included in the measurement of operating lease liabilities	9,864	12,467	13,947
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	7,650	38,872	5,262

During the years ended December 31, 2025, 2024 and 2023, we received cash incentives from our landlord of $4.5 million, zero, and $0.4 million, respectively, as reimbursement for tenant improvements.

	December 31, 2025	**December 31, 2024**
Weighted-average remaining lease term — operating leases	7.1 years	7.8 years
Weighted-average discount rate — operating leases	8.1 %	8.2 %

Maturities of lease liabilities are as follows (in thousands):

Year Ended December 31,	Operating Leases[1]
2026	$ 14,297
2027	14,594
2028	13,605
2029	11,974
2030	11,343
2031 and thereafter	37,147
Total lease payments	102,960
Less: imputed interest[2]	26,827
Present value of lease liabilities	$ 76,133

_____

(1) Operating lease payments exclude $4.4 million of legally binding minimum lease payments for leases executed but not yet commenced. There are no options to extend lease terms that were reasonably certain of being exercised included in these balances.
(2) Imputed interest was calculated using the incremental borrowing rate applicable for each lease.

Note 13. Liabilities

The components of accounts payable, accrued expenses and other current liabilities are as follows (in thousands):

	December 31, 2025	December 31, 2024
Accounts payable	$ 22,200	$ 65,615
Accrued expenses	51,360	29,443
Income taxes payable	1,785	28,045
Holdback and working capital liabilities from business combinations, asset acquisitions and investments in unconsolidated entities	13,713	—
Contingent consideration liability from acquisition	1,223	1,216
Other current liabilities	16,914	15,108
Accounts payable, accrued expenses and other current liabilities	$ 107,195	$ 139,427

The components of other liabilities are as follows (in thousands):

	December 31, 2025	December 31, 2024
Contingent consideration liability from acquisition	$ —	$ 953
Other liabilities	11,735	14,526
Other liabilities	$ 11,735	$ 15,479

Note 14. Debt, Commitments and Contingencies

The debt, commitments and contingencies described below would require us, or our subsidiaries, to make payments to third parties under certain circumstances.

Convertible Senior Notes - 2026 Notes

On January 20, 2021, we issued $500.0 million aggregate principal amount of 0% convertible senior notes due January 15, 2026, in a private placement to qualified institutional buyers, or the 2026 Notes. The terms of the 2026 Notes are governed by an Indenture, or the 2026 Indenture, by and between Alarm.com Holdings, Inc. and U.S. Bank National Association, as trustee. The 2026 Notes are senior unsecured obligations that do not bear regular interest and the principal amount of the 2026 Notes will not accrete. The 2026 Notes may bear special interest under specified circumstances related to our failure to comply with our reporting obligations under the 2026 Indenture. Special interest, if any, will be payable semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2021. We received proceeds from the issuance of the 2026 Notes of $484.3 million, net of $15.7 million of transaction fees and other debt issuance costs.

We may redeem for cash, all or any portion of the 2026 Notes, at our option, on or after January 20, 2024, at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date, if the last reported sale price of our common stock has been at least 130% of the conversion price for the 2026 Notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption. No sinking fund is provided for the 2026 Notes.

The 2026 Notes were convertible at the option of the holders at any time prior to the close of business on the business day immediately preceding August 15, 2025, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2021 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price for the 2026 Notes on each applicable trading day; (2) during the five business day period immediately after any 10 consecutive trading day period in which, for each trading day of that period, the trading price per $1,000 principal amount of 2026 Notes for such trading day was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for the 2026 Notes on each such trading day; (3) if we call any or all of the 2026 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the 2026 Notes called (or deemed called) for redemption; or (4) upon the occurrence of specified corporate events as set forth in the 2026 Indenture.

On or after August 15, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date of the 2026 Notes, holders of the 2026 Notes could have converted all or any portion of their 2026 Notes at any time, regardless of the foregoing conditions. Upon conversion, prior to August 15, 2025, we had the ability to satisfy our conversion obligation by paying or delivering, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. It was our intent to settle the principal amount of the 2026 Notes with cash. On or after August 15, 2025, we must pay cash to satisfy the principal portion of our conversion obligation and must deliver shares to satisfy any excess conversion value. The initial conversion rate for the 2026 Notes is 6.7939 shares of our common stock per $1,000 principal amount of 2026 Notes, which is equivalent to an initial conversion price of $147.19 per share of our common stock, subject to adjustment under certain circumstances in accordance with the terms of the 2026 Indenture. In addition, following certain corporate events that occur prior to the maturity date of the 2026 Notes or if we deliver a notice of redemption in respect of the 2026 Notes, we will, under certain circumstances, increase the conversion rate of the 2026 Notes for a holder who elects to convert its 2026 Notes (or any portion thereof) in connection with such a corporate event or convert its 2026 Notes called (or deemed called) for redemption during the related redemption period (as defined in the 2026 Indenture), as the case may be.

If we undergo a fundamental change (as defined in the 2026 Indenture), subject to certain exceptions and except as described in the 2026 Indenture, holders may require us to repurchase for cash all or any portion of their 2026 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2026 Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The 2026 Indenture includes customary covenants and sets forth certain events of default after which the 2026 Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving us after which the 2026 Notes become automatically due and payable.

We used some of the proceeds to repay the $110.0 million outstanding principal balance under our credit facility and also used some of the proceeds to pay accrued interest, fees and expenses related to our credit facility, which was terminated effective January 20, 2021. We are using the remaining net proceeds from the issuance of the 2026 Notes for working capital and other general corporate purposes, which may include acquisitions or strategic investments in complementary businesses or technologies.

We account for the 2026 Notes as a liability. The debt issuance costs are presented as a deduction from the outstanding principal balance of the 2026 Notes and are amortized to interest expense using the effective interest method over the contractual term of the 2026 Notes at a rate of 0.6%.

As of December 31, 2025 and 2024, the fair value of our 2026 Notes was $499.1 million and $473.8 million, respectively. The fair value was determined based on the quoted price of the 2026 Notes in an inactive market on the last traded day of the quarter and has been classified as Level 2 in the fair value hierarchy. Based on the closing price of our common stock of $51.02 on the last trading day of the quarter, the if-converted value of the 2026 Notes did not exceed the principal amount of $500.0 million as of December 31, 2025.

The net carrying amount of the liability component of the 2026 Notes is as follows (in thousands):

	December 31, 2025	December 31, 2024
Principal	$ 500,000	$ 500,000
Unamortized debt issuance costs	(133)	(3,319)
Net carrying amount	$ 499,867	$ 496,681

Interest expense related to the 2026 Notes is as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Amortization of debt issuance costs	$ 3,186	$ 3,166	$ 3,145
Total interest expense	$ 3,186	$ 3,166	$ 3,145

See Note 21 for details on our payment of the 2026 Notes upon maturity on January 15, 2026.

Convertible Senior Notes - 2029 Notes

On May 31, 2024, we issued $500.0 million aggregate principal amount of 2.25% convertible senior notes due June 1, 2029, in a private placement to qualified institutional buyers, or the 2029 Notes. The terms of the 2029 Notes are governed by an Indenture, or the 2029 Indenture, by and between Alarm.com Holdings, Inc. and U.S. Bank Trust Company, National Association, as trustee. The 2029 Notes are senior unsecured obligations that bear interest at a rate of 2.25% per annum, payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2024, and the principal amount of the 2029 Notes will not accrete. We received proceeds from the issuance of the 2029 Notes of $485.2 million, net of $14.8 million of transaction fees and other debt issuance costs.

We may redeem for cash, all or any portion of the 2029 Notes (subject to the partial redemption limitation described below), at our option, on or after June 7, 2027, at a redemption price equal to 100% of the principal amount of the 2029 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if the last reported sale price of our common stock has been at least 130% of the conversion price for the 2029 Notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption. If we redeem less than all the 2029 Notes, at least $75.0 million aggregate principal amount of the 2029 Notes must be outstanding and not subject to redemption as of the relevant redemption notice date. No sinking fund is provided for the 2029 Notes.

The 2029 Notes will be convertible at the option of the holders at any time prior to the close of business on the business day immediately preceding January 1, 2029, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on September 30, 2024 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price for the 2029 Notes on each applicable trading day; (2) during the five business day period immediately after any 10 consecutive trading day period in which, for each trading day of that period, the trading price per $1,000 principal amount of 2029 Notes for such trading day was less than 98% of the product of the last reported sale price of our common stock and the conversion rate for the 2029 Notes on each such trading day; (3) if we call any or all of the 2029 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the 2029 Notes called (or deemed called) for redemption; or (4) upon the occurrence of specified corporate events as set forth in the 2029 Indenture.

On or after January 1, 2029, until the close of business on the second scheduled trading day immediately preceding the maturity date of the 2029 Notes, holders of the 2029 Notes may convert all or any portion of their 2029 Notes at any time, regardless of the foregoing conditions. Upon conversion, we may satisfy our conversion obligation by paying or delivering, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. It is our current intent to settle the principal amount of the 2029 Notes with cash. The initial conversion rate for the 2029 Notes is 11.4571 shares of our common stock per $1,000 principal amount of 2029 Notes, which is equivalent to an initial conversion price of $87.28 per share of our common stock, subject to adjustment under certain circumstances in accordance with the terms of the 2029 Indenture. In addition, following certain corporate events that occur prior to the maturity date of the 2029 Notes or if we deliver a notice of redemption in respect of some or all of the 2029 Notes, we will, under certain circumstances, increase the conversion rate of the 2029 Notes for a holder who elects to convert its 2029 Notes (or any portion thereof) in connection with such a corporate event or convert its 2029 Notes called (or deemed called) for redemption during the related redemption period (as defined in the 2029 Indenture), as the case may be.

If we undergo a fundamental change (as defined in the 2029 Indenture), subject to certain exceptions and except as described in the 2029 Indenture, holders may require us to repurchase for cash all or any portion of their 2029 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2029 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

The 2029 Indenture includes customary covenants and sets forth certain events of default after which the 2029 Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving us after which the 2029 Notes become automatically due and payable.

We used $63.1 million of the net proceeds from the 2029 Notes to pay the cost of the capped call transactions described below and used $75.0 million to repurchase 1,117,068 shares of our common stock concurrently with the pricing of the 2029 Notes, which was separately authorized by our board of directors. We are using the remaining net proceeds from the issuance of the 2029 Notes for general corporate purposes, which may include acquisitions or strategic investments in complementary businesses or technologies, other repurchases of our common stock, and for working capital, operating expenses and capital expenditures.

We account for the 2029 Notes as a liability. The debt issuance costs are presented as a deduction from the outstanding principal balance of the 2029 Notes and are amortized to interest expense using the effective interest method over the contractual term of the 2029 Notes at a rate of 2.9%.

As of December 31, 2025 and 2024, the fair value of our 2029 Notes was $477.3 million and $496.7 million, respectively. The fair value was determined based on the quoted price of the 2029 Notes in an inactive market on the last traded day of the quarter and has been classified as Level 2 in the fair value hierarchy. Based on the closing price of our common stock of $51.02 on the last trading day of the quarter, the if-converted value of the 2029 Notes did not exceed the principal amount of $500.0 million as of December 31, 2025.

The net carrying amount of the liability component of the 2029 Notes is as follows (in thousands):

	December 31, 2025	December 31, 2024
Principal	$ 500,000	$ 500,000
Unamortized debt issuance costs	(10,359)	(13,204)
Net carrying amount	$ 489,641	$ 486,796

Interest expense related to the 2029 Notes is as follows (in thousands):

	Year Ended December 31,	
	2025	2024
Interest expense	$ 11,250	$ 6,593
Amortization of debt issuance costs	2,845	1,630
Total interest expense	$ 14,095	$ 8,223

Capped Call – 2029 Notes

In connection with the offering of the 2029 Notes, we entered into privately negotiated capped call transactions with one of the initial purchasers and certain other financial institutions, at a cost of $63.1 million. The capped call transactions cover, subject to customary adjustments substantially similar to those applicable to the 2029 Notes, the number of shares of our common stock initially underlying the 2029 Notes. The cap price of the capped call transactions is initially $134.28 per share of our common stock, which represents a premium of 100% over the closing price of our common stock on the Nasdaq Global Select Market on May 28, 2024, and is subject to certain adjustments under the terms of the capped call transactions. The exercise price is $87.28 per share of common stock, subject to customary anti-dilution adjustments that mirror corresponding adjustments for the 2029 Notes.

We elected to integrate the capped call options with the 2029 Notes for federal income tax purposes pursuant to applicable U.S. Treasury Regulations. Accordingly, the $63.1 million cost of the purchased capped calls will be deductible for income tax purposes. The original issue discount is accreted over the term of the 2029 Notes.

The capped call transactions are generally expected to reduce the potential dilution to holders of our common stock upon any conversion of the 2029 Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 2029 Notes, as the case may be, with such reduction and/or offset subject to a cap. As the capped call options are both legally detachable and separately exercisable from the 2029 Notes, we account for the capped call options separately from the 2029 Notes. The capped call options are indexed to our own common stock and classified in stockholders' equity. As such, the premiums paid for the capped call options were included as a net reduction to additional paid-in capital in the consolidated balance sheets. The capped call transactions will not be remeasured as long as they continue to meet the conditions for equity classification.

Acquired Debt - EBS

On January 18, 2023, one of our wholly-owned subsidiaries acquired 100% of the issued and outstanding shares of capital stock of EBS. As part of this acquisition we acquired $2.9 million of outstanding debt, which had decreased to zero as of December 31, 2023.

Commitments and Contingencies

Indemnification Agreements

We have various agreements that may obligate us to indemnify the other party to the agreement with respect to certain matters. Generally, these indemnification provisions are included in contracts arising in the normal course of business. Although we cannot predict the maximum potential amount of future payments that may become due under these indemnification agreements, we do not believe any potential liability that might arise from such indemnity provisions is probable or material.

Legal Proceedings

On January 10, 2022, EcoFactor, Inc., or EcoFactor, filed a lawsuit against us in U.S. District Court, District of Oregon, alleging Alarm.com's products and services directly and indirectly infringe five U.S. patents owned by EcoFactor. EcoFactor is seeking a permanent injunction, enhanced damages and attorneys' fees. EcoFactor had previously asserted two of the same patents against us in an October 2019 complaint with the U.S. International Trade Commission, or ITC. In July 2021, the ITC found in favor of Alarm.com. EcoFactor appealed the decision but withdrew its appeal in December 2021. We moved to dismiss the Oregon case for failure to state a claim on March 28, 2022. On April 18, 2022, the district court stayed the case at the request of the parties pending the disposition of other proceedings involving the asserted patents. These proceedings include four ex parte reexamination proceedings at the U.S. Patent and Trademark Office and one inter partes review. Three of the patents were found unpatentable in reexamination. The decision with respect to one of the patents was affirmed by the United States Court of Appeals for the Federal Circuit, or Federal Circuit, on January 21, 2026, EcoFactor filed an appeal of the decision with respect to the second patent with the Federal Circuit on November 20, 2025, and EcoFactor is appealing the rejection of the third patent to the Patent Trial and Appeal Board, or PTAB, having filed its appeal brief on June 10, 2024. Ex parte reexamination of a fourth patent concluded on August 23, 2023 after the claims were amended. On April 18, 2022, all claims of a fifth patent were found unpatentable by the PTAB in inter partes review, and all claims were canceled on February 1, 2024.

Should EcoFactor prevail in its lawsuit we could be required to pay damages and/or a reasonable royalty for sales of our solution, we could be enjoined from making, using and selling our solution if a license or other right to continue selling such elements is not made available to us, and we could be required to pay ongoing royalties and comply with unfavorable terms if such a license is made available to us. While we believe we have valid defenses to EcoFactor's claims, the outcome of these legal claims cannot be predicted with certainty and any of these outcomes could result in an adverse effect on our business. Based on currently available information, we have determined a loss is not probable or reasonably estimable at this time.

On July 22, 2021, Causam Enterprises, Inc., or Causam, filed a lawsuit against us in U.S. District Court, Western District of Texas, alleging that Alarm.com's smart thermostats infringe four U.S. patents owned by Causam. Causam is seeking preliminary and permanent injunctions, enhanced damages and attorneys' fees. Causam had previously asserted the same four patents against us in a July 2021 complaint with the ITC. In February 2023, the ITC found in favor of Alarm.com and Causam's appeal of the decision with respect to one patent was dismissed as moot on October 15, 2025 based on the Federal Circuit's affirmance, on the same day, of a PTAB decision that found the patent at issue in the appeal is invalid. Separately, the Federal Circuit affirmed a PTAB decision finding a second of the asserted patents invalid on September 5, 2025. Before we responded to Causam's district court complaint, the court issued a stay of the case until the ITC investigation was finally resolved. Now that the appeal proceedings have been completed in the ITC investigation, Causam may seek to pursue the district court lawsuit.

Should Causam choose to pursue the district court lawsuit, and prevail, then we could be required to pay damages and/or a reasonable royalty for sales of our solution, we could be enjoined from making, using and selling our solution if a license or other right to continue selling such elements is not made available to us, and we could be required to pay ongoing royalties and comply with unfavorable terms if such a license is made available to us. While we believe we have valid defenses to Causam's claims, the outcome of these legal claims cannot be predicted with certainty, and any of these outcomes could result in an adverse effect on our business. Based on currently available information, we have determined a loss is not probable or reasonably estimable at this time.

On July 3, 2025, SkyBell Technologies, Inc., or SkyBell, filed a lawsuit against us in U.S. District Court, Eastern District of Virginia, alleging that Alarm.com misappropriated SkyBell's trade secrets relating to video doorbells. SkyBell is seeking injunctive relief, enhanced damages, attorneys' fees, a constructive trust, and an order that Alarm.com assign to SkyBell the alleged trade secrets. On August 25, 2025, we moved to dismiss the complaint as barred by the statute of limitations.

Should SkyBell prevail in its lawsuit, we could be required to pay damages and/or a reasonable royalty for sales of our solution, we could be enjoined from making, using and selling our solution if a license or other right to continue selling such elements is not made available to us, we could be required to pay ongoing royalties and comply with unfavorable terms if such a license is made available to us, and we could be required to assign, transfer, and return any SkyBell trade secret that we are found to improperly possess. While we believe we have valid defenses to SkyBell's claims, the outcome of these legal claims cannot be predicted with certainty, and any of these outcomes could result in an adverse effect on our business. Based on currently available information, we have determined a loss is not probable or reasonably estimable at this time.

In addition to the matters described above, we may be required to provide indemnification to certain of our service provider partners for certain claims regarding our solutions.

We may also be a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business.

Other than the preceding matters, we are not a party to any lawsuit or proceeding that, in the opinion of management, is reasonably possible or probable of having a material adverse effect on our financial position, results of operations or cash flows. We reserve for contingent liabilities based on ASC 450, "*Contingencies*," when it is determined that a liability, inclusive of defense costs, is probable and reasonably estimable. Litigation is subject to many factors that are difficult to predict, so there can be no assurance that, in the event of a material unfavorable result in one or more claims, we will not incur material costs.

Note 15. Stockholders' Equity

Authorized shares

We are authorized to issue two classes of stock, common stock and preferred stock. On June 9, 2015, the board of directors amended and restated our Amended and Restated Certificate of Incorporation, effective upon the closing of our initial public offering, or IPO, on July 1, 2015, and authorized us to issue up to 300,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock.

Common and Preferred Stock

As of December 31, 2025 and 2024, there were 53,540,939 and 52,756,077 shares of common stock issued, and 49,630,714 and 49,618,346 shares of common stock outstanding, respectively. As of December 31, 2025 and 2024, there were no preferred shares issued and outstanding. Each outstanding share of common stock is entitled to one vote per share.

Stock Repurchase Programs

On December 3, 2020, our board of directors authorized a stock repurchase program, under which we were authorized to purchase up to an aggregate of $100.0 million of our outstanding common stock during the three-year period ending December 3, 2023. On February 15, 2023, our board of directors authorized the cancellation of the balance under the stock repurchase program ending December 3, 2023, and also authorized a stock repurchase program, effective February 23, 2023, under which we were authorized to purchase up to an aggregate of $100.0 million of our outstanding common stock during the two-year period ending February 23, 2025.

On May 24, 2024, our board of directors authorized the repurchase of our common stock in connection with the issuance of the 2029 Notes, the cancellation of the balance under the stock repurchase program ending February 23, 2025, and also authorized a stock repurchase program, effective May 31, 2024, under which we are authorized to purchase up to an aggregate of $100.0 million of our outstanding common stock during the two-year period ending May 31, 2026.

During the year ended December 31, 2025, we repurchased 772,494 shares of our common stock for $41.6 million under the stock repurchase program, effective May 24, 2024. During the year ended December 31, 2024, we repurchased 1,117,068 shares of our common stock for $75.0 million concurrently with the pricing of the 2029 Notes, which was separately authorized by our board of directors. During the year ended December 31, 2023, we repurchased 487,918 shares of our common stock under our stock repurchase program that was subsequently canceled effective May 31, 2024 for $27.3 million, which includes applicable commissions and fees.

We are subject to a 1.0% excise tax on the value of net corporate stock repurchases under the Inflation Reduction Act of 2022. When applicable, the excise tax will be included as part of the cost basis of shares acquired and is presented within stockholders' equity in the consolidated balance sheets.

Shares Withheld

As permitted under the terms of the 2025 Plan, we may withhold shares of common stock in connection with the vesting of restricted stock unit awards issued to employees to satisfy applicable tax withholding requirements. These withheld shares are not issued or considered common stock repurchases under our stock repurchase program. We paid $3.4 million and $2.6 million of tax withholdings related to vesting of restricted stock units during the years ended December 31, 2024 and 2023, respectively. No tax withholdings related to the vesting of restricted stock units were paid during the year ended December 31, 2025. We also utilized the sell-to-cover method in which shares of our restricted stock unit awards were sold into the market on behalf of the employee upon vesting to cover tax withholding liabilities. We may utilize either the withholding method or sell-to-cover method in the future.

Note 16. Stock-Based Compensation

Stock-based compensation expense is included in the following line items in the consolidated statements of operations (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cost of hardware and other revenue	$ —	$ 2	$ 5
Sales and marketing	2,441	2,833	3,522
General and administrative	10,474	13,080	13,028
Research and development	20,275	25,327	30,728
Total stock-based compensation expense	$ 33,190	$ 41,242	$ 47,283

The following table summarizes the components of non-cash stock-based compensation expense (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Stock options	$ 3,902	$ 4,237	$ 4,166
Restricted stock units	29,082	36,792	42,924
Employee stock purchase plan	206	213	193
Total stock-based compensation expense	$ 33,190	$ 41,242	$ 47,283
Tax (shortfall) / windfall benefit from stock-based awards	$ (1,025)	$ 1,829	$ (508)

2025 Equity Incentive Plan

We issue stock options pursuant to our 2025 Plan. The 2025 Plan allows for the grant of stock options to employees and for the grant of nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, or RSUs, performance-based stock awards, and other forms of equity compensation to our employees, directors and non-employee directors.

On April 17, 2025, our board of directors adopted, and on June 4, 2025, our stockholders approved, our 2025 Plan. The 2025 Plan provides that (i) no new awards may be granted under the 2015 Equity Incentive Plan, or 2015 Plan, as of June 4, 2025, although awards granted under the 2015 Plan prior to June 4, 2025, will remain outstanding in accordance with their terms and those of the 2015 Plan, and (ii) the shares of common stock that were available for grant under the 2015 Plan but were unissued as of June 4, 2025, became available for issuance pursuant to awards granted under the 2025 Plan. Additionally, no further grants may be made under the Amended and Restated 2009 Stock Incentive Plan, or the 2009 Plan. As of December 31, 2025, 10,774,498 shares remained available for future grant under the 2025 Plan.

Stock Options

Stock options under the 2025 Plan and the 2015 Plan have been granted at exercise prices based on the closing price of our common stock on the date of grant. Stock options under the 2009 Plan were granted at exercise prices as determined by the board of directors to be the fair market value of our common stock. Our stock options generally vest over a five-year period and each option, if not exercised or forfeited, expires on the tenth anniversary of the grant date.

Certain stock options granted under the 2025 Plan and previously granted under the 2015 Plan and 2009 Plan may be exercised before the options have vested. Unvested shares issued as a result of early exercise are subject to repurchase by us upon termination of employment or services at the original exercise price. The proceeds from the early exercise of stock options are initially recorded as a current liability and are reclassified to common stock and additional paid-in capital as the awards vest and our repurchase right lapses. There were no unvested shares of common stock outstanding subject to our right of repurchase as of December 31, 2025 and 2024. We did not repurchase any unvested shares of common stock related to early exercised stock options in connection with employee terminations during the years ended December 31, 2025, 2024 and 2023. There were no proceeds from the early exercise of the unvested stock options reflected in accounts payable, accrued expenses and other current liabilities on our consolidated balance sheets as of December 31, 2025 and 2024.

We account for stock-based compensation options based on the fair value of the award as of the grant date. We recognize stock-based compensation expense using the accelerated attribution method, net of actual forfeitures, in which compensation cost for each vesting tranche in an award is recognized ratably from the service inception date to the vesting date for that tranche.

We value our stock options using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected term, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of our stock options. Beginning upon the first grant of options in 2022, the expected term for options granted is estimated using our historical experience, including information related to options we have granted. The expected volatility for options granted is based on historical volatilities of our stock over the estimated expected term of the stock options.

There were 145,500, 138,750 and 237,400 stock options granted during the years ended December 31, 2025, 2024 and 2023, respectively. We declared and paid dividends in June 2015 in anticipation of our IPO, which we closed on July 1, 2015. Subsequent to the IPO, we do not expect to declare or pay dividends on a recurring basis. As such, we assume that the dividend rate is 0%.

The following table summarizes the assumptions used for estimating the fair value of stock options granted:

	Year Ended December 31,		
	2025	**2024**	**2023**
Volatility	39.0 - 39.3%	39.7 - 41.1%	40.9 - 41.9%
Expected term	5.6 - 5.7 years	5.5 - 5.6 years	5.4 - 5.6 years
Risk-free interest rate	3.7 - 4.2%	3.7 - 4.4%	3.3 - 4.4%
Dividend rate	— %	— %	— %

The following table summarizes stock option activity:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2024	1,123,860	$ 50.74	5.8	$ 14,974
Granted	145,500	57.29		
Exercised	(120,525)	22.21		3,936
Forfeited	(51,552)	66.07		
Expired	(171)	11.55		
Outstanding as of December 31, 2025	1,097,112	$ 54.02	5.8	$ 5,187
Vested and expected to vest as of December 31, 2025	1,097,112	$ 54.02	5.8	$ 5,187
Exercisable as of December 31, 2025	649,482	$ 50.06	4.2	$ 5,182

The weighted average grant date fair value for our stock options granted during the years ended December 31, 2025, 2024 and 2023 was $24.94, $29.16 and $23.01, respectively. The total fair value of stock options vested during the years ended December 31, 2025, 2024 and 2023 was $3.8 million, $4.2 million and $3.3 million, respectively. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2025, 2024 and 2023 was $3.9 million, $9.3 million and $5.6 million, respectively. As of December 31, 2025, the total compensation cost related to nonvested awards not yet recognized was $5.1 million, which will be recognized over a weighted average period of 2.2 years. Cash received from exercises of stock options was $2.7 million, $8.3 million and $2.0 million during the years ended December 31, 2025, 2024 and 2023, respectively.

Restricted Stock Units

There was an aggregate of 709,762, 628,394 and 558,747 RSUs without performance conditions granted to certain of our employees and directors during the years ended December 31, 2025, 2024 and 2023, respectively. There were 25,205 RSUs with performance conditions granted during the year ended December 31, 2025. There were no RSUs with performance conditions granted during the years ended December 31, 2024 and 2023. The time-based RSUs vest over a five-year period from the vesting commencement date, which is generally the grant date. The performance-based RSUs vest when the related performance conditions are met. Vested RSUs include the amount of shares withheld to satisfy tax withholding requirements to be paid by us on behalf of our employees, when applicable. We account for RSUs based on the fair value of the award as of the grant date. We recognize stock-based compensation expense for time-based RSUs using the accelerated attribution method, net of actual forfeitures, in which compensation cost for each vesting tranche in an award is recognized ratably from the grant date to the vesting date for that tranche. The condition for vesting of the RSUs is based on continued employment. We recognize stock-based compensation expense for performance-based RSUs based on management's determination of the probable outcome of the performance conditions and we record a cumulative adjustment in periods in which there is a change in the estimated number of shares expected to vest. As of December 31, 2025, the total unrecognized compensation expense related to RSUs without performance conditions was $53.2 million, which is expected to be recognized over a weighted average period of 2.5 years. As of December 31, 2025, the total unrecognized compensation expense related to RSUs with performance conditions was $1.3 million, which is expected to be recognized over a weighted average period of 2.2 years.

The following table summarizes RSU activity:

	RSUs without Performance Conditions			RSUs with Performance Conditions		
	Number of RSUs	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value (in thousands)	Number of RSUs	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2024	1,819,320	$ 64.97	$ 110,615	154,361	$ 80.83	$ 9,385
Granted	709,762	53.15		25,205	49.97	
Vested	(565,058)	65.83	31,561	(61,895)	74.15	3,329
Forfeited	(184,340)	62.31		(9,799)	85.35	
Outstanding as of December 31, 2025	1,779,684	$ 60.25	$ 90,799	107,872	$ 77.05	$ 5,504
Vested and expected to vest as of December 31, 2025	1,779,684	$ 60.25	$ 90,799	55,872	$ 69.82	$ 2,851

The weighted average grant date fair value for our RSUs without performance conditions granted during the years ended December 31, 2025, 2024 and 2023 was $53.15, $65.29 and $55.40, respectively. The weighted average grant date fair value for our RSUs with performance conditions granted during the year ended December 31, 2025 was $49.97. The total fair value of RSUs without performance conditions vested during the years ended December 31, 2025, 2024 and 2023 was $37.2 million, $37.0 million and $45.3 million, respectively. The total fair value of RSUs with performance conditions vested during the years ended December 31, 2025, 2024 and 2023 was $4.6 million, $2.0 million and $3.2 million, respectively.

Employee Stock Purchase Plan

Our board of directors adopted our 2015 ESPP in June 2015. As of December 31, 2025, 1,831,595 shares have been reserved for future grant under the 2015 ESPP. The 2015 ESPP allows eligible employees to purchase shares of our common stock at 90% of the fair market value, rounded up to the nearest cent, based on the closing price of our common stock on the purchase date. The maximum number of shares of our common stock that a participant may purchase during any calendar year shall not exceed such number of shares having a fair market value equal to the lesser of $15,000 or 10% of the participant's base compensation for that year.

The 2015 ESPP is considered compensatory for purposes of share-based compensation expense due to the 10% discount on the fair market value of the common stock. An aggregate of 34,449, 29,946 and 33,639 shares were purchased by employees for the years ended December 31, 2025, 2024 and 2023, respectively, for which we recognized $0.2 million of compensation expense during each of those years. Compensation expense is recognized for the amount of the discount, net of actual forfeitures and voluntary withdrawals, over the six-month purchase period.

Note 17. Earnings Per Share

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are as follows (in thousands, except share and per share amounts):

	Year Ended December 31,		
Numerator:	**2025**	**2024**	**2023**
Net income	$ 131,628	$ 122,513	$ 80,340
Net loss attributable to redeemable noncontrolling interests	946	1,603	703
Net income attributable to common stockholders - basic (A)	132,574	124,116	81,043
Add back total interest expense, net of tax, attributable to convertible senior notes	12,098	8,573	2,367
Net income attributable to common stockholders - diluted (B)	$ 144,672	$ 132,689	$ 83,410
Denominator:			
Weighted average common shares outstanding — basic (C)	49,795,191	49,641,763	49,818,448
Dilutive effect of convertible senior notes, stock options and restricted stock units	9,128,624	8,351,256	4,806,986
Weighted average common shares outstanding — diluted (D)	58,923,815	57,993,019	54,625,434
Net income attributable to common stockholders per share:			
Basic (A/C)	$ 2.66	$ 2.50	$ 1.63
Diluted (B/D)	$ 2.46	$ 2.29	$ 1.53

The following securities have been excluded from the calculation of diluted weighted average common shares outstanding as the inclusion of these securities would have an anti-dilutive effect:

	Year Ended December 31,		
	2025	**2024**	**2023**
Stock options	774,004	579,678	626,976
Restricted stock units	11,300	1,700	255,325

Our redeemable noncontrolling interests relate to our 89% equity ownership interest in OpenEye, our 99% equity ownership interest in Noonlight and our 81% equity ownership interest in CHeKT. See Note 2 for details on the put options and call options contained in the OpenEye, Noonlight and CHeKT stockholder agreements.

We use the treasury stock method when calculating the dilutive impact of the stock options and restricted stock units on net income per share. We use the if-converted method when calculating the dilutive impact of the 2026 Notes and 2029 Notes on net income per share. On or after August 15, 2025, we must pay cash to satisfy the principal portion of our conversion obligation and must deliver shares to satisfy any excess conversion value on the 2026 Notes. As a result, we included 2,103,317 shares related to the 2026 Notes and 5,728,550 shares related to the 2029 Notes within the weighted average shares outstanding when calculating the diluted net income per share for the year ended December 31, 2025. We included 3,396,950 and 3,365,132 shares related to the 2026 and 2029 Notes, respectively, within the weighted averages shares outstanding when calculating the diluted net income per share for the year ended December 31, 2024. We included 3,396,950 shares related to the 2026 Notes within the weighted averages shares outstanding when calculating the diluted net income per share for the year ended December 31, 2023. Additionally, we included $12.1 million, $8.6 million and $2.4 million of interest expense and debt issuance cost amortization, net of tax, within the numerator of the diluted net income per share for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 18. Significant Service Providers and Distributors

During the years ended December 31, 2025, 2024 and 2023, our 10 largest revenue service provider partners or distributors accounted for 45%, 46% and 50% of our consolidated revenue, respectively. One of our service provider partners within the Alarm.com segment individually represented greater than 15% but not more than 20% of our revenue for the years ended December 31, 2025, 2024 and 2023.

No service provider partners represented more than 10% of accounts receivable as of December 31, 2025 or 2024.

Note 19. Income Taxes

The components of our income before income taxes are as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Domestic	$ 157,866	$ 138,111	$ 97,453
Foreign	8,740	3,563	372
Total	$ 166,606	$ 141,674	$ 97,825

The components of our income tax expense are as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Current			
Federal	$ (5,201)	$ 40,131	$ 51,923
State	8,268	10,561	11,577
Foreign	4,579	3,098	1,715
Total Current	7,646	53,790	65,215
Deferred			
Federal	30,383	(29,307)	(40,519)
State	(440)	(5,277)	(6,986)
Foreign	31	88	(225)
Total Deferred	29,974	(34,496)	(47,730)
Total	$ 37,620	$ 19,294	$ 17,485

The difference between the income tax expense at the federal statutory rate and income tax expense in the consolidated statements of operations is as follows:

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Amount	Percentage	Amount	Percentage	Amount	Percentage
U.S. Federal Statutory Tax Rate	$ 34,987	21.0 %	$ 29,779	21.0 %	$ 20,543	21.0 %
State and Local Income Taxes, Net of Federal Income Tax Effect[1]	6,249	3.8	4,587	3.2	3,654	3.7
Foreign Tax Effects	2,924	1.8	2,553	1.8	1,442	1.6
Effect on Changes in Tax Laws or Rates Enacted in Current Period	—	—	—	—	—	—
Effect of Cross-Border Tax Laws	1,017	0.6	(4,720)	(3.3)	(4,288)	(4.4)
Foreign Derived Intangible Income	4	—	(4,844)	(3.4)	(4,288)	(4.4)
Global Intangible Low-Taxed Income	1,013	0.6	124	0.1	—	—
Tax Credits	(11,279)	(6.7)	(14,236)	(10.0)	(7,005)	(7.2)
Federal Research and Development Tax Credits	(11,279)	(6.7)	(14,236)	(10.0)	(7,005)	(7.2)
Changes in Valuation Allowances	—	—	—	—	44	—
Nontaxable or Nondeductible Items	3,072	1.8	1,637	1.2	2,819	2.9
Changes in Unrecognized Tax Benefits	83	—	(320)	(0.3)	261	0.3
Other Adjustments	567	0.3	14	—	15	—
Effective Tax Rate	$ 37,620	22.6 %	$ 19,294	13.6 %	$ 17,485	17.9 %

(1) In 2025, state taxes in Virginia, Illinois, Pennsylvania, Florida and Utah made up the majority (greater than 50%) of the tax effect in this category. In 2024, state taxes in Virginia, Florida, Illinois and New York made up the majority (greater than 50%) of the tax effect in this category. In 2023, state taxes in Virginia, Pennsylvania and Massachusetts made up the majority (greater than 50%) of the tax effect in this category.

The components of our cash paid for income taxes, net of refunds are as follows (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Federal	$ 30,080	$ 52,686	$ 50,973
State	13,445	12,990	12,345
Foreign	1,862	2,535	1,259
Total	$ 45,387	$ 68,211	$ 64,577

Income taxes paid (net of refunds) exceeded 5% of total income taxes paid (net of refunds) in the following jurisdictions (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Virginia[2]	$ 6,570	$ 4,787	$ —

(2) In 2023, no state jurisdictions had income taxes paid (net of refunds) that exceeded 5%.

The components of our net deferred tax assets (liabilities) are as follows (in thousands):

	December 31,	
	2025	2024
Deferred tax assets, non-current		
Provision for credit losses on accounts receivable	$ 1,873	$ 1,459
Depreciation	316	292
Accrued expenses	8,473	6,615
Deferred revenue	3,451	2,997
Operating lease liabilities	18,849	18,149
Stock-based compensation	16,799	20,060
Acquisition costs	1,803	1,852
Inventory reserve	679	566
Net operating losses	4,850	1,610
Tax credits	4,470	4,334
Capitalized research and development expenditures	113,933	135,619
Capped call premium	10,661	13,416
Other	2,123	3,430
Total deferred tax assets, non-current prior to valuation allowance	188,280	210,399
Valuation allowance	(5,632)	(5,012)
Total deferred tax assets, non-current, net of valuation allowance	182,648	205,387
Deferred tax liabilities, non-current		
Intangible assets and prepaid patent licenses	(7,273)	(2,574)
Operating lease right-of-use assets	(13,002)	(13,199)
Depreciation	(7,787)	(5,953)
Sales commissions	(1,858)	(1,706)
Equity investments	(27)	(161)
Other deferred tax liabilities	(446)	(510)
Total deferred tax liabilities, non-current	(30,393)	(24,103)
Net deferred tax assets, non-current	$ 152,255	$ 181,284

A reconciliation of the beginning and ending amounts of unrecognized tax benefits (without related interest expense) is as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Beginning balance	$ 9,124	$ 9,063	$ 7,596
Additions based on tax positions of the current year	1,693	1,978	1,589
Additions based on tax positions of prior year	289	617	204
Decreases based on tax positions of prior year	(57)	(2)	(205)
Decreases for tax positions taken in the prior year due to settlement	—	(2,220)	—
Decreases due to lapse of applicable statute of limitations	(1,257)	(312)	(121)
Ending balance	$ 9,792	$ 9,124	$ 9,063

On July 4, 2025, Public Law 119-21, commonly referred to as One Big Beautiful Bill Act, or OBBBA, was enacted in the United States. The OBBBA includes a broad range of tax provisions that impact the timing and the magnitude of certain key tax deductions. The most significant provisions to us are the permanent reinstatement of the full and immediate deduction for domestic research and development expenditures in the year such costs are incurred and the 100% first-year bonus depreciation deduction, with both provisions reducing our associated deferred tax assets. We currently anticipate these provisions will significantly reduce our current federal income tax cash outlays over the next several years. Certain other international tax provisions may also be favorable to us beginning in 2026.

We recorded a current federal tax benefit of $47.9 million based on our intent to deduct all 2025 domestic research and development expenditures, which resulted in a reduction of the current income tax payable of approximately $47.9 million and a corresponding decrease in the deferred tax asset. In addition, we generated $5.8 million in excess federal research and development tax credits in 2025. We will carryback this excess credit to 2024 and offset 2024 federal taxes, resulting in a 2025 current tax benefit.

Our effective income tax rates were 22.6%, 13.6% and 17.9% for the years ended December 31, 2025, 2024 and 2023, respectively. For the year ended December 31, 2025, the effective tax rate was above the 21.0% statutory rate primarily due to the impact of state taxes, foreign withholding taxes and other nondeductible expenses, partially offset by the impact of 2025 research and development tax credits claimed and a favorable true-up adjustment of our 2024 income tax provision estimate associated with research and development tax credits. For the year ended December 31, 2024, the effective tax rate was below the 21.0% statutory rate primarily due to research and development tax credits claimed, the foreign derived intangible income deduction, tax windfall benefits from employee stock-based compensation and a favorable true-up adjustment of our 2023 income tax provision estimate associated with research and development tax credits, partially offset by the impact of state taxes, foreign withholding taxes and other nondeductible expenses. For the year ended December 31, 2023, the effective tax rate was below the 21.0% statutory rate primarily due to research and development tax credits claimed and the foreign derived intangible income deduction, partially offset by the impact of state taxes, foreign withholding taxes, federal estimated tax payment interest expense, other nondeductible expenses and a stock-based compensation tax shortfall.

We recognize a valuation allowance if, based on the weight of available evidence, both positive and negative, it is more likely than not that some portion, or all, of net deferred tax assets will not be realized. Our valuation allowance for state research and development tax credit carryforwards, net deferred tax assets of our EBS subsidiary, state net operating losses and an unrealized U.S. federal capital loss was $5.6 million, $5.0 million and $3.8 million as of December 31, 2025, 2024 and 2023, respectively.

We apply guidance for uncertainty in income taxes that requires the application of a more likely than not threshold to the recognition and de-recognition of uncertain tax positions. If the recognition threshold is met, this guidance permits us to recognize a tax benefit measured at the largest amount of the tax benefit that, in our judgment, is more likely than not to be realized upon settlement. We recorded a net increase to the unrecognized tax benefits liability, excluding penalties and interest, of $0.7 million primarily due to a liability for research and development tax credits claimed, partially offset by the release of a federal unrecognized tax benefit liability due to the statute of limitations expiration during the year ended December 31, 2025. We recorded a net increase to the unrecognized tax benefits liability of $0.1 million, primarily due to a liability for research and development tax credits claimed, partially offset by the closure of the 2018 and 2019 Internal Revenue Service federal income tax return examination and the release of a state unrecognized tax benefit liability due to the statute of limitations expiration during the year ended December 31, 2024. We recorded a net increase to the unrecognized tax benefits liability of $1.5 million primarily for research and development tax credits claimed during the years ended December 31, 2023.

Our unrecognized tax benefits as of December 31, 2025 and 2024 includes unrecognized tax benefits of $9.8 million and $9.1 million, respectively, that if recognized, would reduce our income tax expense and effective tax rate.

As of December 31, 2025 and 2024, our consolidated balance sheets included a $1.2 million and $0.9 million accrual for total interest expense related to unrecognized tax benefits and penalties, respectively. We recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense.

As of December 31, 2025, we had gross U.S. federal net operating loss carryforwards of $16.1 million, which will begin to expire in 2031. As of December 31, 2025, we had state net operating loss carryforwards of $22.3 million, which will begin to expire in 2031. As of December 31, 2025, we had $0.1 million of federal research and development tax credit carryforwards that will begin to expire in 2041. As of December 31, 2025, we had state research and development tax credit carryforwards of $5.2 million, which will begin to expire in 2032. The federal net operating loss carryforward arose in connection with the 2013 acquisition of EnergyHub and the 2025 acquisitions of CHeKT and BTR. Utilization of the acquired EnergyHub, CHeKT and BTR net operating loss carryforwards are subject to annual limitations due to ownership change limitations as provided by the Internal Revenue Code of 1986, as amended.

Our tax returns are subject to on-going review and examination by various tax authorities. Tax authorities may not agree with the treatment of items reported in our tax returns, and therefore the outcome of tax reviews and examinations can be unpredictable. On October 13, 2021, the Internal Revenue Service commenced an examination of our federal income tax return for 2018 and on August 12, 2022, the Internal Revenue Service expanded the examination to include our federal income tax return for 2019. On January 25, 2024, the Internal Revenue Service notified us that the income tax examination of our 2018 and 2019 federal income tax returns has been closed. As a result, we paid $0.6 million in additional federal taxes, including interest, during the three months ended June 30, 2024, and recognized a net income tax benefit of $1.7 million during the three months ended March 31, 2024.

As of December 31, 2025, we did not have material undistributed foreign earnings. We have not historically recorded a deferred tax liability on the undistributed earnings from our foreign subsidiaries, as such earnings are considered to be indefinitely reinvested. During the three months ended September 30, 2025, we changed this assertion with respect to a portion of the 2024 and 2025 current earnings of our Canadian business to begin providing deferred taxes on such earnings, the tax impact of which was not material.

Note 20. Segment Information

We have two reportable segments:

- Alarm.com segment

- Other segment

Our chief operating decision maker is our chief executive officer. Management determined the operational data used by the chief operating decision maker is that of the two reportable segments. Management bases strategic goals and decisions on these segments and the data presented below is used to measure financial results.

Our Alarm.com segment represents our cloud-based platform and licenses and services on our non-hosted software platform for intelligently connected properties and related solutions that contributed 91%, 92% and 93% of our revenue, net of intersegment eliminations, for the years ended December 31, 2025, 2024 and 2023, respectively. Our Other segment is focused on researching, developing and offering residential and commercial automation solutions and energy management products and services in adjacent markets. Inter-segment revenue includes sales of hardware between our segments.

Management evaluates the performance of its segments and allocates resources to them based on operating income / (loss) as compared to prior periods and current performance levels. The reportable segment operational data is presented in the tables below (in thousands):

	Year Ended December 31, 2025				
	Alarm.com	Other	Intersegment Alarm.com	Intersegment Other	Total
SaaS and license revenue	$ 605,261	$ 84,136	$ —	$ —	$ 689,397
Hardware and other revenue	314,389	11,599	(2,928)	(1,270)	321,790
Total revenue	919,650	95,735	(2,928)	(1,270)	1,011,187
Cost of SaaS and license revenue	69,986	26,214	354	(354)	96,200
Cost of hardware and other revenue	239,561	10,871	(2,871)	(1,466)	246,095
Total cost of revenue	309,547	37,085	(2,517)	(1,820)	342,295
Selling and marketing expense	98,039	25,749	—	—	123,788
General and administrative expense	102,647	7,771	—	—	110,418
Research and development expense	238,925	31,304	—	—	270,229
Amortization and depreciation expense	28,813	2,006	—	—	30,819
Total operating expenses	468,424	66,830	—	—	535,254
Operating income / (loss)	$ 141,679	$ (8,180)	$ (411)	$ 550	$ 133,638
Total assets	$ 2,181,210	$ 190,095	$ (234,681)	$ (33)	$ 2,136,591
Reconciliation of operating income to income before income taxes					
Operating income					$ 133,638
Interest expense					(17,294)
Interest income					45,617
Other income / (expense), net					4,645
Income before income taxes					$ 166,606

	Year Ended December 31, 2024				
	Alarm.com	Other	Intersegment Alarm.com	Intersegment Other	Total
SaaS and license revenue	$ 564,513	$ 66,685	$ —	$ —	$ 631,198
Hardware and other revenue	306,074	5,979	(2,769)	(655)	308,629
Total revenue	870,587	72,664	(2,769)	(655)	939,827
Cost of SaaS and license revenue	68,666	20,809	329	(292)	89,512
Cost of hardware and other revenue	234,414	5,414	(2,630)	(561)	236,637
Total cost of revenue	303,080	26,223	(2,301)	(853)	326,149
Selling and marketing expense	88,899	22,343	—	—	111,242
General and administrative expense	101,401	7,478	—	—	108,879
Research and development expense	227,559	28,319	—	—	255,878
Amortization and depreciation expense	28,107	1,024	—	—	29,131
Total operating expenses	445,966	59,164	—	—	505,130
Operating income / (loss)	$ 121,541	$ (12,723)	$ (468)	$ 198	$ 108,548
Total assets	$ 2,081,214	$ 85,468	$ (128,465)	$ (9)	$ 2,038,208

Reconciliation of operating income to income before income taxes

Operating income	$ 108,548
Interest expense	(11,426)
Interest income	47,359
Other income / (expense), net	(2,807)
Income before income taxes	$ 141,674

	Year Ended December 31, 2023				
	Alarm.com	Other	Intersegment Alarm.com	Intersegment Other	Total
SaaS and license revenue	$ 514,673	$ 54,527	$ —	$ —	$ 569,200
Hardware and other revenue	309,778	6,501	(3,201)	(596)	312,482
Total revenue	824,451	61,028	(3,201)	(596)	881,682
Cost of SaaS and license revenue	71,639	17,852	(2,967)	(626)	85,898
Cost of hardware and other revenue	237,660	5,760	(3,771)	(388)	239,261
Total cost of revenue	309,299	23,612	(6,738)	(1,014)	325,159
Selling and marketing expense	82,672	17,554	—	—	100,226
General and administrative expense	107,475	5,935	(480)	—	112,930
Research and development expense	220,106	25,008	—	—	245,114
Amortization and depreciation expense	30,337	1,087	—	—	31,424
Total operating expenses	440,590	49,584	(480)	—	489,694
Operating income / (loss)	$ 74,562	$ (12,168)	$ 4,017	$ 418	$ 66,829

Reconciliation of operating income to income before income taxes

Operating income	$	66,829
Interest expense		(3,429)
Interest income		29,801
Other income / (expense), net		4,624
Income before income taxes	$	97,825

Our SaaS and license revenue for the Alarm.com segment included software license revenue of $17.7 million, $20.3 million and $23.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. There was no software license revenue recorded for the Other segment during the years ended December 31, 2025, 2024 and 2023. Cash additions to property and equipment were $16.2 million, $10.0 million and $7.4 million for the Alarm.com segment for the years ended December 31, 2025, 2024 and 2023, respectively. Cash additions to property and equipment were less than $0.1 million for the Other segment for the year ended December 31, 2025, and were $0.1 million for the years ended December 31, 2024 and 2023.

We derived substantially all revenue from North America for the years ended December 31, 2025, 2024 and 2023. Substantially all of our long-lived assets were in North America as of December 31, 2025 and 2024.

Note 21. **Subsequent Event**

On January 20, 2021, we issued the 2026 Notes. On January 15, 2026, the 2026 Notes matured and on January 14, 2026, we paid $500.0 million in aggregate principal amount to holders of the 2026 Notes, fully settling the outstanding balance. The settlement was funded with cash on hand, consistent with our stated intent, with no shares of common stock issued.

Schedule II – Valuation and Qualifying Accounts and Reserves

Alarm.com Holdings, Inc.
Schedule II
Valuation and Qualifying Accounts and Reserves
(in thousands)

Description	Balance at Beginning of Year	Additions Charged Against Revenue	Additions Charged to Other Accounts	Deductions	Balance at End of Year
Year Ended December 31, 2025					
Allowance for credit losses on accounts receivable	$ 3,870	$ —	$ 2,155	$ (854)	$ 5,171
Allowance for product returns	2,448	3,071	—	(3,379)	2,140
Allowance for credit losses on notes receivable	1	—	748	—	749
Deferred tax valuation allowance	5,012	—	1,529	(909)	5,632
Year Ended December 31, 2024					
Allowance for credit losses on accounts receivable	$ 3,864	$ —	$ 950	$ (944)	$ 3,870
Allowance for product returns	2,279	3,187	—	(3,018)	2,448
Allowance for credit losses on notes receivable	5	—	3,996	(4,000)	1
Deferred tax valuation allowance	3,754	—	2,642	(1,384)	5,012
Year Ended December 31, 2023					
Allowance for credit losses on accounts receivable	$ 2,835	$ —	$ 1,508	$ (479)	$ 3,864
Allowance for product returns	1,551	4,399	—	(3,671)	2,279
Allowance for credit losses on notes receivable	2	—	3	—	5
Deferred tax valuation allowance	2,591	—	2,204	(1,041)	3,754

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in rules and forms of the Securities and Exchange Commission, or SEC, and that such information is accumulated and communicated to the company's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on the evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework in *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded our internal control over financial reporting was effective as of December 31, 2025.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited our financial statements included in this Annual Report on Form 10-K and the effectiveness of our internal control over financial reporting as of December 31, 2025. The report of PricewaterhouseCoopers LLP is incorporated by reference into Item 8 of this Annual Report on Form 10-K.

On November 21, 2025, we acquired 100% of the issued and outstanding shares of capital stock of RGS. In accordance with guidance issued by the SEC, management's assessment of the effectiveness of our internal control over financial reporting excluded the internal control activities of RGS, which is included in our December 31, 2025 consolidated financial statements, for which RGS represented less than 1% of total assets and less than 1% of total revenue of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

On August 15, 2025, EnergyHub acquired all of the issued and outstanding shares of capital stock of BTR. In accordance with guidance issued by the SEC, management's assessment of the effectiveness of our internal control over financial reporting excluded the internal control activities of BTR, which is included in our December 31, 2025 consolidated financial statements, for which BTR represented less than 1% of total assets and less than 1% of total revenue of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

On February 10, 2025, we acquired 81% of the issued and outstanding shares of capital stock of CHeKT. In accordance with guidance issued by the SEC, management's assessment of the effectiveness of our internal control over financial reporting excluded the internal control activities of CHeKT, which is included in our December 31, 2025 consolidated financial statements, for which CHeKT represented less than 1% of total assets and less than 1% of total revenue of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during our most recent fiscal quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

Insider Trading Arrangements

During the three months ended December 31, 2025, the following directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted, modified or terminated a Rule 10b5-1 trading arrangement (as defined in Item 408(a) of Regulation S-K) intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act:

Name and Title	Action	Total Number of Shares to be Sold Pursuant to the Trading Arrangement	Adoption Date	Termination Date
Stephen Trundle, Chief Executive Officer	Terminated	Sale of up to 150,000 shares of common stock	August 29, 2023	November 17, 2025
Dan Kerzner, President, Platforms Business	Terminated	Sale of up to 53,668 shares of common stock	December 17, 2024	November 11, 2025

During the three months ended December 31, 2025, none of our directors or officers adopted, modified or terminated a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

We will file a definitive Proxy Statement for our Annual Meeting, or our 2026 Proxy Statement, with the SEC, pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2026 Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 is hereby incorporated by reference to the sections of our 2026 Proxy Statement under the captions "Information Regarding Committees of the Board of Directors," "Election of Directors" and "Executive Officers."

We have adopted a written Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the Code of Conduct is available on the Investors section of our website, www.alarm.com, under "Corporate Governance." We intend to disclose on our website any amendments to, or waivers from, our Code of Conduct that are required to be disclosed pursuant to SEC rules.

We have adopted a comprehensive Insider Trading Policy governing the purchase, sale and other dispositions of our securities by directors, officers, other employees and the Company, which is designed to promote compliance with all applicable insider trading laws, rules and regulations. A copy of this policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is hereby incorporated by reference to the sections of our 2026 Proxy Statement under the captions "Executive Compensation" (other than the information appearing under the heading "Pay Versus Performance"), "Director Compensation" and "Information Regarding Committees of the Board of Directors."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is hereby incorporated by reference to the sections of our 2026 Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by Item 13 is hereby incorporated by reference to the sections of our 2026 Proxy Statement under the captions "Transactions with Related Persons" and "Independence of the Board of Directors."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is hereby incorporated by reference to the section of our 2026 Proxy Statement under the caption "Principal Accountant Fees and Services" and "Pre-Approval Policies and Procedures."

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report:

(1) Consolidated Financial Statements and Reports of Independent Registered Public Accounting Firm
(2) Consolidated Financial Statement Schedule
(3) Exhibits are incorporated herein by reference or are filed with this Annual Report as indicated below

(b) Exhibits

		Incorporated by Reference			
Exhibit	Description	Schedule / Form	File Number	Exhibit	File Date
2.1	Asset Purchase Agreement by and among ICN Acquisition, LLC, Icontrol Networks, Inc., the Seller Stockholders, Fortis Advisors LLC, and the Registrant as Guarantor, dated as of June 23, 2016	8-K	001-37461	2.1	June 23, 2016
2.2	Amendment No. 1 to Asset Purchase Agreement by and among ICN Acquisition, LLC, Icontrol Networks, Inc., the Seller Stockholders, Fortis Advisors LLC, and the Registrant as Guarantor, dated November 15, 2016	8-K	001-37461	2.1	November 16, 2016
3.1	Amended and Restated Certificate of Incorporation of the Registrant	8-K	001-37461	3.1	June 10, 2021
3.2	Amended and Restated Bylaws of the Registrant	8-K	001-37461	3.1	March 16, 2023
4.1	Indenture, dated as of January 20, 2021, by and between Alarm.com Holdings, Inc. and U.S. Bank National Association, as Trustee	8-K	001-37461	4.1	January 20, 2021
4.2	Form of Global Note, representing Alarm.com Holdings, Inc.'s 0% Convertible Senior Notes due 2026 (included as Exhibit A to the Indenture filed as Exhibit 4.1)	8-K	001-37461	4.2	January 20, 2021
4.3	Indenture, dated as of May 31, 2024, by and between Alarm.com Holdings, Inc. and U.S. Bank Trust Company, National Association, as Trustee	8-K	001-37461	4.1	May 31, 2024
4.4	Form of Global Note, representing Alarm.com Holdings, Inc.'s 2.25% Convertible Senior Notes due 2029 (included as Exhibit A to the Indenture filed as Exhibit 4.3)	8-K	001-37461	4.2	May 31, 2024
4.5	Form of Common Stock Certificate of the Registrant	S-1	333-204428	4.1	May 22, 2015
4.6	Amended and Restated Registration Rights Agreement by and among the Registrant and certain of its stockholders, dated July 11, 2012	S-1	333-204428	4.2	May 22, 2015
4.7	Description of Securities Registered Pursuant To Section 12 of the Securities Exchange Act of 1934, As Amended	10-K	001-37461	4.5	February 24, 2022
10.1	Deed of Office Lease Agreement between Registrant and Marshall Property LLC, dated August 8, 2014	S-1	333-204428	10.2	May 22, 2015
10.2	First Amendment to Deed of Office Lease Agreement by and between Alarm.com Incorporated and Marshall Property LLC, dated May 29, 2015	10-Q	001-37461	10.1	August 15, 2016
10.3	Second Amendment to Deed of Office Lease Agreement by and between Alarm.com Incorporated and Marshall Property LLC, dated October 19, 2015	10-Q	001-37461	10.2	August 15, 2016
10.4	Third Amendment to Deed of Office Lease Agreement by and between Alarm.com Incorporated and Marshall Property LLC, dated May 6, 2016	10-Q	001-37461	10.3	August 15, 2016
10.5	Fourth Amendment to Deed of Office Lease Agreement by and between Alarm.com Incorporated and Marshall Property LLC, dated September 15, 2016	10-Q	001-37461	10.3	November 14, 2016
10.6	Fifth Amendment to Deed of Office Lease Agreement by and between Alarm.com Incorporated and Marshall Property LLC, dated January 31, 2017	10-K	001-37461	10.7	March 16, 2017
10.7	Sixth Amendment to Deed of Office Lease Agreement by and between Alarm.com Incorporated and TMG TMC 3, L.L.C., dated October 10, 2018	10-K	001-37461	10.8	March 1, 2019

Exhibit	Description	Incorporated by Reference			
		Schedule / Form	File Number	Exhibit	File Date
10.8	Seventh Amendment to Deed of Office Lease Agreement by and between Alarm.com Incorporated and TMG TMC 3, L.L.C., dated May 16, 2019	10-Q	001-37461	10.1	August 9, 2019
10.9	Eighth Amendment to Deed of Office Lease Agreement by and between Alarm.com Incorporated and TMG TMC 3, L.L.C., dated July 17, 2019	10-Q	001-37461	10.2	August 9, 2019
10.10	Ninth Amendment to Deed of Office Lease Agreement by and between Alarm.com Incorporated and TMG TMC 3, L.L.C., dated March 12, 2020	10-Q	001-37461	10.1	May 7, 2020
10.11	Tenth Amendment to Deed of Office Lease Agreement by and between Alarm.com Incorporated and TMG TMC 3, L.L.C., dated December 17, 2020	10-K	001-37461	10.11	February 25, 2021
10.12	Eleventh Amendment to Deed of Office Lease Agreement by and between Alarm.com Incorporated and TMG TMC 3, L.L.C., dated December 21, 2021	10-K	001-37461	10.12	February 24, 2022
10.13	Twelfth Amendment to Deed of Office Lease Agreement by and between Alarm.com Incorporated and TMG TMC 3, L.L.C., dated January 12, 2022	10-K	001-37461	10.13	February 24, 2022
10.14	Thirteenth Amendment to Deed of Office Lease Agreement by and between Alarm.com Incorporated and TMG TMC 3, L.L.C., dated July 26, 2023	10-Q	001-37461	10.1	November 9, 2023
10.15^	Fourteenth Amendment to Deed of Office Lease Agreement by and between Alarm.com Incorporated and TMG TMC 3, L.L.C., dated August 28, 2024	10-Q	001-37461	10.1	November 7, 2024
10.16	Fifteenth Amendment to Deed of Office Lease Agreement by and between Alarm.com Incorporated and TMG TMC 3, L.L.C., dated March 5, 2025	10-Q	001-37461	10.1	May 9, 2025
10.17†	Amended and Restated 2009 Stock Incentive Plan, Form of Non-Qualified Stock Option Agreement and Form of Early Exercise Notice and Restricted Stock Purchase Agreement thereunder	S-1	333-204428	10.3	May 22, 2015
10.18†	2015 Equity Incentive Plan	10-Q	001-37461	10.1	August 14, 2015
10.19†	2025 Equity Incentive Plan	8-K	001-37461	10.1	June 6, 2025
10.20†	Form of Option Grant Package under 2015 Equity Incentive Plan	10-Q	001-37461	10.1	May 5, 2022
10.21†	Form of RSU Notice and Agreement under 2015 Equity Incentive Plan	10-Q	001-37461	10.2	May 5, 2022
10.22†	Form of Early Exercise Restricted Stock Purchase Agreement	10-K	001-37461	10.7	February 29, 2016
10.23†	2015 Employee Stock Purchase Plan	10-Q	001-37461	10.2	August 14, 2015
10.24†	Alarm.com Holdings, Inc. Executive Bonus Plan	10-Q	001-37461	10.1	May 9, 2019
10.25†	Form of Indemnity Agreement by and between Registrant and each of its directors and executive officers	S-1/A	333-204428	10.9	June 11, 2015
10.26†	Offer Letter by and between the Registrant and Steve Valenzuela dated October 12, 2016	8-K	001-37461	10.1	November 14, 2016
10.27^	Reformed Master Services Agreement by and between Alarm.com Incorporated and ADT LLC, effective as of August 19, 2016	10-Q	001-37461	10.2	November 14, 2016
10.28^	First Amendment to Reformed Master Services Agreement by and between Alarm.com Incorporated and ADT LLC, effective as of December 9, 2019	10-K	001-37461	10.23	February 26, 2020
10.29^	Second Amendment to Reformed Master Services Agreement by and between Alarm.com Incorporated and ADT LLC, effective as of November 4, 2020	10-K	001-37461	10.27	February 25, 2021
10.30^	Third Amendment to Reformed Master Services Agreement by and between Alarm.com Incorporated and ADT LLC, effective as of July 1, 2021	10-Q	001-37461	10.1	November 4, 2021
10.31	Fourth Amendment to Reformed Master Services Agreement by and between Alarm.com Incorporated and ADT LLC, effective as of September 27, 2023	10-Q	001-37461	10.2	November 9, 2023

Exhibit	Description	Incorporated by Reference			
		Schedule / Form	File Number	Exhibit	File Date
10.32	Class Action Settlement Agreement by and between Alarm.com Holdings, Inc., Alarm.com Incorporated, Abante Rooter and Plumbing, Inc., Mark Hankins and Philip J. Charvat, individually and on behalf of all others similarly situated	10-K	001-37461	10.27	March 1, 2019
10.33	Indemnity Agreement by and between Alarm.com Holdings, Inc. and Simone Wu	10-K	001-37461	10.24	February 26, 2020
10.34	Form of Confirmation for Capped Call Transactions	8-K	001-37461	10.1	May 31, 2024
19.1^	Insider Trading Policy	10-K	001-37461	19.1	February 20, 2025
21.1*	Subsidiaries of the Registrant				
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm				
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97.1†	Alarm.com Clawback Policy	10-K	001-37461	97.1	February 22, 2024
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				
101.SCH*	Inline XBRL Taxonomy Extension Schema Document				
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document				
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
104*	Cover Page Interactive Data File - the cover page interactive data is embedded within the Inline XBRL document or included within the Exhibit 101 attachments				

* Filed herewith.

** Furnished herewith.

† Indicates management contract or compensatory plan or arrangement.

^ Portions of this document (indicated by "[***]") have been omitted because they are not material and are the type that Alarm.com Holdings, Inc. treats as private and confidential.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarm.com Holdings, Inc.

Date: February 19, 2026

By: /s/ Stephen Trundle
Stephen Trundle
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Stephen Trundle Stephen Trundle	Chief Executive Officer *(Principal Executive Officer)*	February 19, 2026
/s/ Kevin Bradley Kevin Bradley	Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*	February 19, 2026
/s/ Timothy McAdam Timothy McAdam	Chairman of the Board of Directors	February 19, 2026
/s/ Donald Clarke Donald Clarke	Director	February 19, 2026
/s/ Rear Admiral Stephen Evans Rear Admiral (Ret.) Stephen Evans	Director	February 19, 2026
/s/ Cecile Harper Cecile Harper	Director	February 19, 2026
/s/ Darius G. Nevin Darius G. Nevin	Director	February 19, 2026
/s/ Timothy J. Whall Timothy J. Whall	Director	February 19, 2026
/s/ Simone Wu Simone Wu	Director	February 19, 2026



Board of Directors

Stephen Trundle
Chief Executive Officer
Alarm.com

Timothy McAdam
General Partner
Technology Crossover Ventures

Donald Clarke
Director
Commerce.com, Inc., Slice Solutions, Inc.
and BrainEvolved, Inc.

Stephen Evans
Rear Admiral (Ret), USN
Owner
Flag Bridge Global Solutions, LLC

Cecile Harper
Chief Financial Officer and Chief Operating Officer
College Foundation of the University of Virginia

Darius G. Nevin
Member
G3 Capital Partners, LLC

Timothy Whall
Director
Consumer Cellular, Inc., Everon, LLC and Curbio, Inc.

Simone Wu
Previously Senior Vice President, General Counsel,
Corporate Secretary & External Affairs,
Choice Hotels International, Inc.

Executive Officers

Stephen Trundle
Chief Executive Officer

Kevin Bradley
Chief Financial Officer
and Principal Accounting Officer

Daniel Kerzner
President, Platforms Business

Daniel Ramos
Chief Legal and Compliance Officer
Senior Vice President, Corporate Operations

Corporate Information

Corporate Headquarters
Alarm.com Holdings, Inc.
8281 Greensboro Drive, Suite 100
Tysons, VA 22102
Phone: 877.389.4033

Stock Listing
Alarm.com Holdings Inc. stock is publicly traded
on The Nasdaq Global Select Market under the
ticker symbol: ALRM

Investor Relations
Our investor relations website is located at
investors.alarm.com
Contact ir@alarm.com

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
655 New York Avenue NW
Washington, DC 20001

Transfer Agent
Equiniti Trust Company, LLC
PO Box 64856
St. Paul, MN 55164-9442
Phone: 800.356.5343
www.equiniti.com

Annual Meeting of Stockholders
June 3, 2026 at 9:00 a.m. ET

Committee Composition

	Audit	Nominating & Corporate Governance	Compensation
Timothy McAdam ⬡		★	👤
Donald Clarke	★		
Stephen Evans		👤	
Cecile Harper		👤	
Darius G. Nevin	👤		★
Timothy Whall	👤		
Simone Wu			👤

⬡ Chairman of the Board   ★ Chair   👤 Member



Leading provider of mission-critical
IoT-based solutions, protecting millions
of homes, businesses, enterprises,
multi-family properties, and critical
grid infrastructure worldwide.

